Filed pursuant to Rule 424(b)(3)
Registration No. 333-129368

PROSPECTUS
Commercial Vehicle Group, Inc.
EXCHANGE OFFER FOR
$150,000,000
8% SENIOR NOTES DUE 2013

We are offering to exchange:
up to $150,000,000 of our new 8% Senior Notes due 2013, Series B
for
a like amount of our outstanding 8% Senior Notes due 2013.
Material Terms of Exchange Offer

•	The terms of the exchange notes to be issued in the exchange offer are substantially identical to the outstanding notes, except that the transfer restrictions and registration rights relating to the outstanding notes will not apply to the exchange notes.

•	The exchange notes will be guaranteed jointly and severally by each of our domestic subsidiaries on a senior basis.

•	There is no existing public market for the outstanding notes or the exchange notes. We do not intend to list the exchange notes on any securities exchange or seek approval for quotation through any automated trading system.

•	You may withdraw your tender of notes at any time before the expiration of the exchange offer. We will exchange all of the outstanding notes that are validly tendered and not withdrawn.

•	Based upon interpretations by the Staff of the SEC, we believe that subject to some exceptions, the exchange notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act.

•	The exchange offer expires at 5:00 p.m., New York City time, on January 4, 2006, unless extended.

•	The exchange of notes will not be a taxable event for U.S. federal income tax purposes.

•	The exchange offer is not subject to any condition other than that it not violate applicable law or any applicable interpretation of the Staff of the SEC.

•	We will not receive any proceeds from the exchange offer.

      For a discussion of certain factors that you should consider before participating in this exchange offer, see “Risk Factors” beginning on page 16 of this prospectus.
      Neither the SEC nor any state securities commission has approved the notes to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
December 5, 2005

      We have not authorized anyone to give any information or represent anything to you other than the information contained in this prospectus. You must not rely on any unauthorized information or representations.
      Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date (as defined herein), we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

      This prospectus incorporates business and financial information about the company that is not included in or delivered with this prospectus. This information is available free of charge to security holders upon written or oral request to: Commercial Vehicle Group, Inc., 6530 West Campus Oval, New Albany, Ohio 43054; Attention: Chief Financial Officer (telephone (614) 289-5360).

INDUSTRY, MARKET, RANKING AND OTHER DATA
      Unless otherwise indicated, the industry, market, ranking and other similar data contained in this prospectus, including statements regarding our being a leader and one of the largest participants in our industry and regarding the breadth of our product offering, are based upon internal company surveys; studies and research related to the truck components industry and its segments, as well as the truck industry in general; and upon information from independent industry publications, including ACT Research. None of the independent industry publications was prepared on our or our affiliates’ behalf and ACT Research has not consented to the inclusion of any data from its reports, nor have we sought their consent. While management believes this data and its estimates and beliefs based on such data, to be reasonable, industry, market, ranking and other similar data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market size. In addition, consumption patterns and customer preferences can and do change.
TRADEMARKS
      Prutsmantm, Moto Mirrortm, RoadWatch® and Mayflower® are some of our trademarks. Other brand names or trademarks appearing in this prospectus are the property of their respective owners.

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SUMMARY
      This summary highlights information contained elsewhere in this prospectus but might not contain all of the information that is important to you. Before participating in the exchange offer, you should read the entire prospectus carefully, including the “Risk Factors” section and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.
      We conduct our business through our operating subsidiaries, each of which is a direct or indirect wholly owned subsidiary of Commercial Vehicle Group, Inc. For purposes of this prospectus, unless the context otherwise requires, all references herein to “our company,” “Commercial Vehicle Group,” “we,” “us” and “our” refer to Commercial Vehicle Group, Inc. and its consolidated subsidiaries and their predecessors after giving effect to the acquisitions of substantially all of the assets and liabilities related to Mayflower Vehicle Systems’ North American Commercial Vehicle Operations and the stock of Monona Corporation, the parent of Monona Wire Corporation, as described on page 5, which we refer to as the “Mayflower acquisition” and the “MWC acquisition,” respectively. Unless otherwise indicated, statement of operations data included herein for 2004 and for the nine months ended September 30, 2005 and presented on a pro forma basis give effect to the Mayflower acquisition and the MWC acquisition as if they had each occurred on January 1, 2004. Original equipment manufacturers are referred to herein as “OEMs.”
Our Company
      We are a leading supplier of fully integrated system solutions for the global commercial vehicle market, including the heavy-duty truck market, the construction and agriculture markets and the specialty and military transportation markets. As a result of our strong leadership in cab-related products and systems, we are positioned to benefit from the increased focus of our customers on cab design and comfort and convenience features to better serve their end user, the driver. Our products include suspension seat systems, interior trim systems (including instrument panels, door panels, headliners, cabinetry and floor systems), cab structures and components, mirrors, wiper systems, electronic wire harness assemblies and controls and switches specifically designed for applications in commercial vehicles.
      We are differentiated from suppliers to the automotive industry by our ability to manufacture low volume customized products on a sequenced basis to meet the requirements of our customers. We believe that we have the number one or two position in most of our major markets and that we are the only supplier in the North American commercial vehicle market that can offer complete cab systems including cab body assemblies, sleeper boxes, seats, interior trim, flooring, wire harnesses, panel assemblies and other structural components. We believe our products are used by virtually every major North American commercial vehicle OEM, which we believe creates an opportunity to cross-sell our products and offer a fully integrated system solution.
      We pursue growth in sales and earnings by offering our customers innovative products and system solutions, emphasizing continuous improvement in the operating performance of our businesses and by acquiring businesses that expand our product range, augment our system solution capabilities, strengthen our customer relationships and expand our geographic footprint. In the past year, we have separately acquired three commercial vehicle supply businesses that meet these acquisition criteria.

•	On February 7, 2005, we acquired substantially all of the assets and liabilities related to Mayflower Vehicle Systems’ North American Commercial Vehicle Operations (“Mayflower”) for $107.5 million. This acquisition makes us the only non-captive producer of steel and aluminum cabs and sleeper box assemblies for the North American Class 8 truck market. The Mayflower acquisition will allow us to offer our truck customers a completely furnished vehicle cab and provide us earlier visibility on cab structure designs and concepts, which will provide us with advantages in our other cab products.

•	On June 3, 2005 we acquired the stock of Monona Corporation, the parent of Monona Wire Corporation (“MWC”), for $55.0 million. MWC specializes in low volume electronic wire harnesses and instrument panel assemblies and also assembles cabs for the construction market. The MWC acquisition will enhance our ability to offer integrated electronics and instrument panel assemblies, expand our cab assembly capabilities into new end markets and provide us with a world class Mexican assembly operation strategically located near several of our existing OEM customers.

•	On August 8, 2005, we acquired all of the stock of Cabarrus Plastics, Inc. (“CPI”) for $12.1 million, and CPI became an indirect wholly owned subsidiary of Commercial Vehicle Group. CPI is a manufacturer of custom injection molded products primarily for the recreational vehicle market.
      Approximately 59% of our pro forma 2004 sales were to the leading heavy-duty truck OEMs, Freightliner (DaimlerChrysler), PACCAR, International (Navistar) and Volvo/ Mack. The MWC acquisition increases our presence in the construction and agriculture market particularly at Caterpillar and Deere & Co., as well as Oshkosh Truck Corporation, a leader in manufacturing specialty, emergency and military vehicles, which we believe are less cyclical than certain of our other markets. Approximately 84% of our pro forma 2004 sales were in North America, with the balance in Europe and Asia. The following charts depict our pro forma 2004 net sales by product category, end market served, and customer served.

      Demand for commercial vehicles is expected to continue to improve in 2005 due to a variety of factors, including a broad economic recovery in North America, the need to replace aging truck fleets as a result of under-investment, increasing freight volumes and improving hauler profits. According to ACT Research, the North American heavy-duty (Class 8) unit build rates are expected to grow from 269,000 units in 2004 to over 341,000 units in 2009, a compound annual growth rate of 5%. This trend is reflected in the North American heavy-duty (Class 8) production of approximately 260,000 units in the nine months ended September 30, 2005, an increase of 36% from the same period in 2004. The medium-duty truck, commercial and heavy equipment, and military and specialty vehicle markets tend to be less cyclical than the heavy-duty (Class 8) market and are growing due to a broad economic recovery, improved technologies in commercial vehicles and equipment and the acceleration of worldwide purchases due to growth in the end markets served by our customers. The market for construction equipment is particularly dependent on the level of major infrastructure construction and repair projects such as highways, dams and harbors, which is in the early stages of growth due to broad economic recovery and developing market expansion, particularly in Asia.
      For the year ended December 31, 2004 and the nine months ended September 30, 2005, our sales were $380.4 million and $554.4 million, respectively, and our net income was $17.4 million and $37.0 million, respectively. On a pro forma basis, sales for the year ended December 31, 2004 and the nine months ended September 30, 2005 would have been $671.0 million and $620.2 million, respectively, and after giving effect to the offering of the outstanding notes, which was completed in July 2005, and the application of the net proceeds therefrom (the “offering of the outstanding notes”) and the offering of 2,671,229 shares of our common stock (including the underwriters’ over-allotment option), which was completed in July 2005, the exercise of management’s options to purchase 217,404 shares of our common stock and the application of the net proceeds therefrom (collectively, the “equity offering”), net income would have been $28.2 million and $40.4 million, respectively. At September 30, 2005, we had total indebtedness of $191.6 million and stockholders’ equity of $189.3 million.
Our Competitive Strengths
      We believe that our competitive strengths include the following:
      Leading Market Positions and Brands. We believe that we are the leading supplier of seating systems and interior trim products, the only non-captive manufacturer of Class 8 truck body systems (which includes cab body assemblies), the second largest supplier of wiper systems and mirrors for the North American commercial vehicle market and the largest global supplier of construction vehicle seating systems. Our products are marketed under brand names that are well known by our customers and truck fleet operators. These brands include KAB Seating, National Seating, Trim Systems, Sprague Devices, Sprague Controls, Prutsmantm, Moto Mirrortm, RoadWatch® and Mayflower®. The Mayflower and MWC acquisitions gave us the capability to achieve market leadership across a broader spectrum of commercial vehicle systems, including complete truck cab assemblies and electrical wire systems. We expect to benefit from leveraging our customer relationships and dedicated sales force to cross-sell a broader range of products and position ourselves as the leading provider of complete cab systems to the commercial vehicle marketplace.
      Comprehensive Cab Product and Cab System Solutions. We believe that we offer the broadest product range of any commercial vehicle cab supplier. We manufacture approximately 50 product categories, many of which are critical to the interior and exterior subsystems of a commercial vehicle cab. In addition, through our acquisitions of Mayflower and MWC, we believe we are the only supplier worldwide with the capability to offer complete cab systems in sequence, integrating interior trim and seats with the cab structure and the electronic wire harness and instrument panel assemblies. We also utilize a variety of different processes, such as urethane molding, vacuum forming and “twin shell” vacuum forming, that enable us to meet each customer’s unique styling and cost requirements. The breadth of our product offering enables us to provide a “one-stop shop” for our customers, who increasingly require complete cab solutions from a single supply source. As a result, we believe that we have a substantial opportunity for further customer penetration through cross-selling initiatives and by bundling our products to provide complete system solutions.
      End-User Focused Product Innovation. A key trend in the commercial vehicle market is that OEMs are increasingly focused on cab design, comfort and features to better serve their end user, the driver, and our customers are seeking suppliers that can provide product innovation. We have a full service engineering and product development organization that proactively presents solutions to OEMs to meet these needs and enables us to increase our overall content on current platforms and models. Examples of our recent innovations that are expected to result in better cost and performance parameters for our customers include: a new high performance air suspension seating system; a back cycler mechanism designed to reduce driver fatigue; a RoadWatch® system installed in a mirror base to detect road surface temperature; an aero-molded mirror; and a low-weight, cost effective tubular wiper system design.
      Flexible Manufacturing Capabilities and Cost Competitive Position. Because commercial vehicle OEMs permit their customers to select from an extensive menu of cab options, our customers frequently request modified products in low volumes within a limited time frame. We have a highly variable cost structure and can efficiently leverage our flexible manufacturing capabilities to provide low volume, customized products to meet each customer’s styling, cost and “just-in-time” delivery requirements. We have a network of 27 manufacturing and assembly locations worldwide. Several of our facilities are located near our customers to reduce distribution costs and to maintain a high level of customer service and flexibility.
      Strong Free Cash Flow Generation. Our business generates strong free cash flow, as it benefits from modest capital expenditure and working capital requirements. Over the three years ended December 31, 2004, our capital expenditures averaged $6.6 million per year, which amounts to less than 17% of

EBITDA. Total debt over the three year period from 2002 to 2004 was reduced by $73.3 million, which amounts to over 62% of cumulative EBITDA over the same period. The recent acquisitions of Mayflower and MWC have also provided us with cost saving opportunities, such as consolidation of supplier relationships as well as utilization of low cost manufacturing capabilities at our facility in Mexico, and we intend to continue implementing operating enhancements to improve our overall cost position.
      Strong Relationships with Leading Customers and Major Fleets. Because of our comprehensive product offerings, sole source position for certain of our products, leading Class 8 brand names and innovative product features, we believe we are an important long-term supplier to all of the leading truck manufacturers in North America and also a global supplier to leading heavy equipment customers such as Caterpillar, Oshkosh Truck, Deere & Co., Komatsu and Volvo. In addition, through our sales force and engineering teams, we maintain active relationships with the major truck fleet organizations that are end users of our products such as Yellow Freight, Swift Transportation, Schneider National and Ryder Leasing. As a result of our high-quality, innovative products, well-recognized brand names and customer service, a majority of the largest 100 fleet operators specifically request our products.
      Significant Barriers to Entry. We are a leader in providing critical cab assemblies and components to long running platforms. Considerable barriers to entry exist, including significant capital investment and engineering requirements, stringent OEM technical and manufacturing requirements, high switching costs for OEMs to shift production to new suppliers, just-in-time delivery requirements to meet OEM volume demand and strong brand name recognition.
      Proven Management Team. Our management team is highly respected within the commercial vehicle market, and our six senior executives have an average of 25 years of experience in the industry. We believe that our team has substantial depth in critical operational areas and has demonstrated success in reducing costs, integrating business acquisitions and improving processes through cyclical periods. In addition, we have added significant management, technical and operations talent with our recent acquisitions.
Our Business Strategy
      In addition to capitalizing on expected growth in our end markets, our primary growth strategies are as follows:
      Increase Content, Expand Customer Penetration and Leverage System Opportunities. We are the only integrated commercial vehicle supplier that can offer complete modular cab systems. We are focused on securing additional sales from our existing customer base, and we actively cross-market a diverse portfolio of products to our customers to increase our content on the cabs manufactured by these OEMs. To complement our North American capabilities and enhance our customer relationships, we are working with OEMs as they increase their focus on international markets. We are one of the first commercial vehicle suppliers to establish operations in China and are aggressively working to secure new business from both existing customers with Chinese manufacturing operations and Chinese OEMs. We believe we are well positioned to capitalize on the migration by OEMs in the heavy truck and commercial vehicle sector towards commercial vehicle suppliers that can offer a complete interior system.
      Leverage Our New Product Development Capabilities. We have made a significant investment in our engineering capabilities and new product development in order to anticipate the evolving demands of our customers and end users. For example, we recently introduced a new wiper system utilizing a tubular linkage system with a single motor that operates both wipers, reducing the cost, space and weight of the wiper system. Also, we believe that our new high performance seat should enable us to capture additional market share in North America and provide us with opportunities to market this seat on a global basis. We will continue to design and develop new products that add or improve content and increase cab comfort and safety.
      Capitalize on Operating Leverage. We continuously seek ways to lower costs, enhance product quality, improve manufacturing efficiencies and increase product throughput. Over the past three years, we realized operating synergies with the integration of our sales, marketing and distribution processes; reduced our fixed cost base through the closure and consolidation of several manufacturing and design facilities; and have begun to implement our Lean Manufacturing and Total Quality Production Systems (“TQPS”) programs. We believe our ongoing cost saving initiatives and the establishment of our sourcing relationships in China will enable us to continue to lower our manufacturing costs. As a result, we are well positioned to grow our operating margins and capitalize on any volume increases in the heavy truck sector with minimal additional capital expenditures. With the integration of Mayflower and MWC, CVG’s management will be pursuing cost reduction and avoidance opportunities which include: consolidating supplier relationships to achieve lower costs and better terms, combining steel and other material purchases to leverage purchasing power, strategic sourcing of products to OEMs from new facility locations, implementing lean manufacturing techniques to achieve operational efficiencies, improving product quality and delivery and providing additional capacity. Cost reductions will also target merging administrative functions, including accounting, IT and corporate services.
      Grow Sales to the Aftermarket. While commercial vehicles have a relatively long life, certain components, such as seats, wipers and mirrors, are replaced more frequently. We believe that there are opportunities to leverage our brand recognition to increase our sales to the replacement aftermarket. Since many aftermarket participants are small and locally focused, we plan to leverage our national scale to increase our market share in the fragmented aftermarket. We believe that the continued growth in the aftermarket represents an attractive diversification to our OEM business due to its relative stability as well as the market penetration opportunity.
      Pursue Strategic Acquisitions and Continue to Diversify Sales. We will selectively pursue complementary strategic acquisitions that allow us to leverage the marketing, engineering and manufacturing strengths of our business and expand our sales to new and existing customers. The markets in which we operate are highly fragmented and provide ample consolidation opportunities. The acquisition of Mayflower will enable us to be the only supplier worldwide to offer complete cab systems in sequence, integrating interior trim and seats with the cab structure. The MWC acquisition will enable us to provide integrated electronic systems into our cab products. Each of these acquisitions has expanded and diversified our sales to include a greater percentage to non-heavy truck markets, such as the construction and specialty and military vehicle markets.
Our Recent Acquisitions
      On February 7, 2005, we acquired substantially all of the assets and liabilities related to Mayflower Vehicle Systems’ North American Commercial Vehicle Operations for $107.5 million, which became a wholly owned subsidiary of Commercial Vehicle Group. The Mayflower acquisition was funded through an increase and amendment to our senior credit facility. Mayflower is the only non-captive producer of complete steel and aluminum truck cabs for the commercial vehicle sector in North America. Mayflower serves the North American commercial vehicle sector from three manufacturing locations, Norwalk, Ohio, Shadyside, Ohio and Kings Mountain, North Carolina, supplying three major product lines: cab frames and assemblies, sleeper boxes and other structural components. Through the Mayflower acquisition we believe we are the only supplier worldwide with the capability to offer complete cab systems in sequence, integrating interior trim and seats with the cab structure. The acquisition gives us the leading position in North American cab structures and the number two position in complete cab assemblies, as well as full service cab and sleeper engineering and development capabilities with a technical facility located near Detroit, Michigan. In addition, the Mayflower acquisition broadens our revenue base at International, Volvo/ Mack, Freightliner, PACCAR and Caterpillar and enhances our cross-selling opportunities. We anticipate that the Mayflower acquisition will also provide significant cost saving opportunities and our complementary customer bases will balance revenue distribution and strengthen customer relationships. For the year ended December 31, 2004, Mayflower recorded revenues of $206.5 million and operating income of $21.6 million.
      On June 3, 2005, we acquired all of the stock of Monona Corporation, the parent of MWC, for $55.0 million, and MWC became a wholly owned subsidiary of Commercial Vehicle Group. The MWC acquisition was funded through an increase and amendment to our senior credit facility. MWC is a leading manufacturer of complex, electronic wire harnesses and related assemblies used in the global heavy equipment and specialty and military vehicle markets. It also produces panel assemblies for commercial equipment markets and cab frame assemblies for Caterpillar. MWC’s wire harness assemblies are critical, complex products that are the primary electrical current carrying devices within vehicle systems. MWC offers approximately 4,500 different wire harness assemblies for its customers, which include leading OEMs such as Caterpillar, Deere & Co. and Oshkosh Truck. MWC operates from primary manufacturing operations in the U.S. and Mexico, and we believe it is cost competitive on a global basis. The MWC acquisition enhances our ability to offer comprehensive cab systems to our customers, expands our electronic assembly capabilities, adds Mexico manufacturing capabilities, and offers significant cross-selling opportunities over a more diversified base of customers. For the fiscal year ended January 31, 2005, MWC recorded revenues of $85.5 million and operating income of $9.6 million.
      On August 8, 2005, we acquired all of the stock of Cabarrus Plastics, Inc. for $12.1 million, and CPI became an indirect wholly owned subsidiary of Commercial Vehicle Group. CPI is a manufacturer of custom injection molded products primarily for the recreational vehicle market. The CPI acquisition was financed with cash on hand.
Corporate Information
      Commercial Vehicle Group was incorporated in the State of Delaware on August 22, 2000. Our principal executive office is located at 6530 West Campus Oval, New Albany, Ohio 43054, and our telephone number is (614) 289-5360. Our website is www.cvgrp.com. Information on our website is not a part of this prospectus and is not incorporated in this prospectus by reference.

Summary of the Exchange Offer

The Initial Offering of Outstanding Notes	We sold the outstanding notes on July 6, 2005 to Credit Suisse First Boston LLC, Robert W. Baird & Co. Incorporated, ABN AMRO Incorporated, Comerica Securities, Inc., NatCity Investments, Inc., Piper Jaffray & Co. and Greenwich Capital Markets, Inc. We refer to these parties in this prospectus collectively as the “initial purchasers.” The initial purchasers subsequently resold the outstanding notes: (i) to qualified institutional buyers pursuant to Rule 144A; or (ii) outside the United States in compliance with Regulation S, each as promulgated under the Securities Act of 1933, as amended.

Registration Rights Agreement	Simultaneously with the initial sale of the outstanding notes, we entered into a registration rights agreement for the exchange offer. In the registration rights agreement, we agreed, among other things, to file a registration statement with the SEC within 90 days of issuing the outstanding notes, to use our reasonable best efforts to cause the registration statement to be declared effective 180 days after issuing the outstanding notes and to commence the exchange offer as soon as practicable after the effectiveness of the registration statement. The exchange offer is intended to satisfy your rights under the registration rights agreement. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your outstanding notes.

The Exchange Offer	We are offering to exchange the exchange notes, which have been registered under the Securities Act, for your outstanding notes, which were issued on July 6, 2005 in the initial offering. In order to be exchanged, an outstanding note must be properly tendered and accepted. All outstanding notes that are validly tendered and not validly withdrawn will be exchanged. We will issue exchange notes promptly after the expiration of the exchange offer.

Resales	We believe that the exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act provided that:

• the exchange notes are being acquired in the ordinary course of your business;

• you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes issued to you in the exchange offer; and

• you are not an affiliate of ours.

If any of these conditions are not satisfied and you transfer any exchange notes issued to you in the exchange offer without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes from these requirements, you may incur liability under the Securities Act. We will not assume, nor will we indemnify you against, any such liability.

Each broker-dealer that is issued exchange notes in the exchange offer for its own account in exchange for outstanding notes that were acquired by that broker-dealer as a result of market-marking or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. A broker-dealer may use this prospectus for an offer to resell, resale or other retransfer of the exchange notes issued to it in the exchange offer.

Record Date	We mailed this prospectus and the related exchange offer documents to registered holders of outstanding notes on December 5, 2005.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, January 4, 2006, unless we decide to extend the expiration date.

Conditions to the Exchange Offer	The exchange offer is not subject to any condition other than that the exchange offer not violate applicable law or any applicable interpretation of the staff of the SEC.

Procedures for Tendering Outstanding Notes	If you wish to tender your notes for exchange in this exchange offer, you must transmit to the exchange agent on or before the expiration date either:

• an original or a facsimile of a properly completed and duly executed copy of the letter of transmittal, which accompanies this prospectus, together with your outstanding notes and any other documentation required by the letter of transmittal, at the address provided on the cover page of the letter of transmittal; or

• if the notes you own are held of record by The Depository Trust Company, or “DTC,” in book-entry form and you are making delivery by book-entry transfer, a computer-generated message transmitted by means of the Automated Tender Offer Program System of DTC, or “ATOP,” in which you acknowledge and agree to be bound by the terms of the letter of transmittal and which, when received by the exchange agent, forms a part of a confirmation of book-entry transfer. As part of the book-entry transfer, DTC will facilitate the exchange of your notes and update your account to reflect the issuance of the exchange notes to you. ATOP allows you to electronically transmit your acceptance of the exchange offer to DTC instead of physically completing and delivering a letter of transmittal to the notes exchange agent.

In addition, you must deliver to the exchange agent on or before the expiration date:

• a timely confirmation of book-entry transfer of your outstanding notes into the account of the notes exchange agent at DTC if you are effecting delivery of book-entry transfer, or

• if necessary, the documents required for compliance with the guaranteed delivery procedures.

Special Procedures for Beneficial Owners	If you are the beneficial owner of book-entry interests and your name does not appear on a security position listing of DTC as the holder of the book-entry interests or if you are a beneficial owner of outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender the book-entry interest or outstanding notes in the exchange offer, you should contact the person in whose name your book-entry interests or outstanding notes are registered promptly and instruct that person to tender on your behalf.

Withdrawal Rights	You may withdraw the tender of your outstanding notes at any time prior to 5:00 p.m., New York City time on January 4, 2006.

Federal Income Tax Considerations	The exchange of outstanding notes will not be a taxable event for United States federal income tax purposes.

Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer. We will pay all of our expenses incident to the exchange offer.

Exchange Agent	U.S. Bank National Association is serving as the exchange agent in connection with the exchange offer.

Summary of Terms of the Exchange Notes
      The form and terms of the exchange notes are the same as the form and terms of the outstanding notes, except that the exchange notes will be registered under the Securities Act. As a result, the exchange notes will not bear legends restricting their transfer and will not contain the registration rights and liquidated damage provisions contained in the outstanding notes. The exchange notes represent the same debt as the outstanding notes. Both the outstanding notes and the exchange notes are governed by the same indenture. Unless the context otherwise requires, we use the term “notes” in this prospectus to collectively refer to the outstanding notes and the exchange notes.

Issuer	Commercial Vehicle Group, Inc.

Securities Offered	$150,000,000 in aggregate principal amount of 8% Senior Notes due 2013, Series B.

Maturity Date	July 1, 2013.

Interest Payments	Interest will be payable semi-annually in arrears on January 1 and July 1 of each year, commencing January 1, 2006.

Guarantees	The exchange notes will be guaranteed by our current domestic subsidiaries and certain of our future subsidiaries.

Ranking	The exchange notes will be senior unsecured obligations of the company. The notes will rank:

• pari passu in right of payment to all existing and future senior indebtedness of the company and the subsidiary guarantors,

• senior in right of payment to all existing and future subordinated indebtedness of the company and the subsidiary guarantors,

• effectively subordinated to all existing and future secured obligations of the company and the subsidiary guarantors, and

• structurally subordinated to all existing and future obligations (including trade payables) of our subsidiaries that do not guarantee the notes.

As of September 30, 2005, we had approximately $191.6 million of outstanding indebtedness and the notes ranked effectively junior in right of payment to approximately $41.6 million of our secured indebtedness and $22.7 million of liabilities (excluding intercompany liabilities and guarantees and indebtedness under our senior credit facility) of our subsidiaries that are not guaranteeing the notes.

Optional Redemption	At any time prior to July 1, 2009, we may redeem some or all of the exchange notes at a redemption price equal to 100% of the principal amount thereof, plus the Applicable Premium (as defined under “Description of the Notes — Optional Redemption”) and accrued and unpaid interest to the date of redemption.

We may also redeem some or all of the exchange notes at any time on or after July 1, 2009 at the redemption prices described in this prospectus under “Description of the Notes — Optional Redemption”, plus accrued and unpaid interest to the date of redemption.

In addition, at any time prior to July 1, 2008, we may redeem up to 35% of the aggregate principal amount of the notes issued under the indenture with the net proceeds of certain equity offerings at a redemption price equal to 108% of the principal amount of the notes plus accrued and unpaid interest to the date of redemption. See “Description of the Notes — Optional Redemption.”

Change of Control	If we experience a Change of Control (as defined under “Description of the Notes — Change of Control”), we will be required to make an offer to repurchase the exchange notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase.

Certain Covenants	The indenture under which the outstanding notes were issued will govern the exchange notes. The indenture restricts our ability and the ability of our restricted subsidiaries to, among other things:

• incur or guarantee additional indebtedness or issue preferred stock;

• pay dividends or make other distributions to our stockholders;

• purchase or redeem capital stock or subordinated indebtedness;

• make investments;

• create liens;

• incur restrictions on the ability of our restricted subsidiaries to pay dividends or make other payments to us;

• sell assets;

• enter into sale/leaseback transactions;

• consolidate or merge with or into other companies or transfer all or substantially all of our assets; and

• engage in transactions with affiliates.

These covenants are subject to a number of important qualifications and exceptions. See “Description of the Notes — Certain Covenants.”
Risk Factors
      Investing in the notes involves substantial risks. See “Risk Factors” for a discussion of certain risks of participating in the exchange offer.

Summary Historical and Pro Forma Consolidated Financial Information
      The following table summarizes selected historical and pro forma consolidated financial data regarding our business and certain industry information and should be read together with “Capitalization,” “Unaudited Pro Forma Consolidated Financial Data,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included elsewhere in this prospectus.
      The historical financial data as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004, are derived from our consolidated financial statements that are included elsewhere in this prospectus, which financial statements have been audited by Deloitte & Touche LLP as indicated by their report thereon. The historical balance sheet data as of December 31, 2002 is derived from our audited consolidated financial statements, which are not included in this prospectus. The historical financial data as of September 30, 2005 and for the nine months ended September 30, 2004 and September 30, 2005 have been derived from our historical unaudited financial statements that are included elsewhere in this prospectus. Results of operations for an interim period are not necessarily indicative of results for a full year. The North American Class 8 heavy-duty truck production rates included in the “Other Data” section set forth below and the pro forma financial data are all unaudited.
      The unaudited pro forma consolidated financial data is derived from the unaudited pro forma consolidated financial statements under “Unaudited Pro Forma Consolidated Financial Data.” The unaudited pro forma consolidated statement of operations data and other data for the year ended December 31, 2004 and the nine months ended September 30, 2005 have been prepared to give effect to:

•	the Mayflower acquisition;

•	the MWC acquisition;

•	the offering of the outstanding notes; and

•	the equity offering
as if each of these transactions had occurred on January 1, 2004.

      The adjustments to the unaudited pro forma financial data are based upon valuations and other studies that have not been completed but that management believes to be reasonable. The unaudited pro forma financial data are for informational purposes only and do not purport to represent or be indicative of actual results that would have been achieved had the transactions described above actually been completed on the dates indicated and do not purport to be indicative or to forecast what our balance sheet data, results of operations, cash flows or other data will be as of any future date or for any future period. A number of factors may affect our actual results.

	Historical			Pro Forma	Historical		Pro Forma

					Nine Months Ended		Nine Months
	Year Ended December 31,			Year Ended	September 30,		Ended
				December 31,			September 30,
	2002	2003	2004	2004	2004	2005	2005

	(In thousands)
Statement of Operations Data:
Revenues	$298,678	$287,579	$380,445	$670,958	$279,193	$554,365	$620,214
Cost of sales	249,181	237,884	309,696	562,723	228,622	455,476	510,761

Gross profit	49,497	49,695	70,749	108,235	50,571	98,889	109,453
Selling, general and administrative expenses	23,952	24,281	28,985	37,314	21,282	31,597	34,284
Non cash option issuance charge	—	—	10,125	10,125	10,125	—	—
Amortization expense	122	185	107	137	85	217	222

Operating income	25,423	25,229	31,532	60,659	19,079	67,075	74,947
Other expense (income)	1,098	3,230	(1,247)	(482)	(2,533)	(3,598)	(3,598)
Interest expense	12,940	9,796	7,244	17,672	5,938	9,460	11,595
Loss on early extinguishment of debt	—	2,972	1,605	1,605	1,605	1,525	1,525

Income before income taxes and cumulative effect of change in accounting	11,385	9,231	23,930	41,864	14,069	59,688	65,425
Provision for income taxes	5,235	5,267	6,481	13,654	2,551	22,719	25,045

Income before cumulative effect of change in accounting	6,150	3,964	17,449	28,210	11,518	36,969	40,380
Cumulative effect of change in accounting	(51,630)	—	—	—	—	—	—

Net income (loss)	$(45,480)	$3,964	$17,449	$28,210	$11,518	$36,969	$40,380

Balance Sheet Data (at end of period):
Working capital	$8,809	$28,216	$41,727	—	49,419	$112,551	$112,551
Total assets	204,217	210,495	225,638	—	244,170	522,940	522,940
Total debt	127,202	127,474	53,925	—	78,344	191,600	191,600
Total stockholders’ investment	27,025	34,806	111,046	—	103,019	189,339	189,339

	Historical			Pro Forma	Historical		Pro Forma

				Year	Nine Months Ended		Nine Months
	Year Ended December 31,			Ended	September 30,		Ended
				December 31			September 30,
	2002	2003	2004	2004	2004	2005	2005

	(In thousands)
Other Data:
EBITDA(1)	$34,105	$33,335	$39,099	$74,476	$24,908	$76,001	$84,976
Net cash provided by (used for):
Operating activities	18,172	10,442	34,177	N/A	21,515	26,755	N/A
Investing activities	(4,937)	(5,967)	(8,907)	N/A	(3,901)	(184,860)	N/A
Financing activities	(14,825)	(2,761)	(28,427)	N/A	(2,726)	183,671	N/A
Depreciation and amortization	8,682	8,106	7,567	13,817	5,829	8,926	10,029
Capital expenditures, net	4,937	5,967	8,907	13,021	3,901	9,332	10,409
North American Class 8 heavy-duty truck production (units)(2)	181	182	269	269	191	260	260

(1)	“EBITDA” represents earnings before interest expense, income taxes, depreciation, amortization, noncash gain (loss) on forward exchange contracts, loss on early extinguishment of debt and an impairment charge associated with the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by generally accepted accounting principles. We present EBITDA because we believe that it is widely accepted that EBITDA provides useful information regarding our operating results. We rely on EBITDA primarily as an operating performance measure in order to review and assess our company and our management team. For example, our management incentive plan is based upon the company achieving minimum EBITDA targets for a given year. We also review EBITDA to compare our current operating results with corresponding periods and with other companies in our industry. We believe that it is useful to investors to provide disclosures of our operating results on the same basis as that used by our management. We also believe that it can assist investors in comparing our performance to that of other companies on a consistent basis without regard to depreciation, amortization, interest or taxes, which do not directly affect our operating performance. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	although depreciation and amortization are noncash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally. See the consolidated statements of cash flows included in our financial statements included elsewhere in this prospectus. The following is a reconciliation of net income (loss) to EBITDA:

	Historical			Pro Forma	Historical		Pro Forma

					Nine Months
				Year	Ended		Nine Months
	Year Ended December 31,			Ended	September 30,		Ended
				December 31,			September 30,
	2002	2003	2004	2004	2004	2005	2005

	(In thousands)
Net income (loss)	$(45,480)	$3,964	$17,449	$28,210	$11,518	$36,969	$40,380
(Subtract) add:
Depreciation and amortization	8,682	8,106	7,567	13,817	5,829	8,926	10,029
Other (income) expense	1,098	3,230	(1,247)	(482)	(2,533)	(3,598)	(3,598)
Interest expense	12,940	9,796	7,244	17,672	5,938	9,460	11,595
Loss on early extinguishment of debt	—	2,972	1,605	1,605	1,605	1,525	1,525
Provision for income taxes	5,235	5,267	6,481	13,655	2,551	22,719	25,045
Cumulative effect of change in accounting	51,630	—	—	—	—	—	—

EBITDA	$34,105	$33,335	$39,099	$74,476	$24,908	$76,001	$84,976

(2)	Source: Americas Commercial Transportation Research Co. LLC and ACT Publications.

RISK FACTORS
      You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus when deciding whether to participate in the exchange offer. Additional risks and uncertainties not currently known to us or those we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such cases, you may lose all or part of your original investment in the notes.
Risks Associated with the Exchange Offer

Because there is no public market for the notes, you may not be able to resell your notes.
      The exchange notes will be registered under the Securities Act, but will constitute a new issue of securities with no established trading market, and there can be no assurance as to:

•	the liquidity of any trading market that may develop;

•	the ability of holders to sell their exchange notes; or

•	the price at which the holders would be able to sell their exchange notes.
If a trading market were to develop, the exchange notes might trade at higher or lower prices than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar securities and our financial performance.
      We understand that the initial purchasers presently intend to make a market in the notes. However, they are not obligated to do so, and any market-making activity with respect to the notes may be discontinued at any time without notice. In addition, any market-making activity will be subject to the limits imposed by the Securities Act and the Securities Exchange Act of 1934, and may be limited during the exchange offer or the pendency of an applicable shelf registration statement. There can be no assurance that an active trading market will exist for the notes or that any trading market that does develop will be liquid.
      In addition, any holder of outstanding notes who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes may be deemed to have received restricted securities, and if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. For a description of these requirements, see “Exchange Offer.”

Your outstanding notes will not be accepted for exchange if you fail to follow the exchange offer procedures and, as a result, your notes will continue to be subject to existing transfer restrictions and you may not be able to sell your outstanding notes.
      We will not accept your notes for exchange if you do not follow the exchange offer procedures. We will issue exchange notes as part of this exchange offer only after a timely receipt of your outstanding notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, if you want to tender your outstanding notes, please allow sufficient time to ensure timely delivery. If we do not receive your notes, letter of transmittal and other required documents by the expiration date of the exchange offer, we will not accept your notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of outstanding notes for exchange. If there are defects or irregularities with respect to your tender of notes, we may not accept your notes for exchange. For more information, see “Exchange Offer.”

If you do not exchange your outstanding notes, your outstanding notes will continue to be subject to the existing transfer restrictions and you may not be able to sell your outstanding notes.
      We did not register the outstanding notes, nor do we intend to do so following the exchange offer. Outstanding notes that are not tendered will therefore continue to be subject to the existing transfer restrictions and may be transferred only in limited circumstances under the securities laws. If you do not exchange your outstanding notes, you will lose your right to have your outstanding notes registered under the federal securities laws. As a result, if you hold outstanding notes after the exchange offer, you may not be able to sell your outstanding notes.
Risks Related to the Notes

We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness, including the notes.
      The aggregate amount of our outstanding indebtedness was $191.6 million as of September 30, 2005. Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness, including the notes. Our substantial indebtedness, combined with our lease and other financial obligations and contractual commitments could have other important consequences to you as a holder of the notes. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness, including the notes, and any failure to comply with the obligations of any of our debt instruments, including financial and other restrictive covenants, could result in an event of default under the indenture governing the notes and the agreements governing such other indebtedness;

•	make us more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flows to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other purposes.
      Any of the above listed factors could materially adversely affect our business, financial condition and results of operations.
      In addition, the indenture governing the notes contains restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all our debt.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.
      We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although the indenture governing the notes and our senior credit facility contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they face would be increased.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations could harm our business, financial condition and results of operations.
      Our estimated annual payment obligations in 2005 with respect to our indebtedness is comprised of $10.0 million of principal payments and approximately $11.8 million of interest payments. Our ability to pay interest on and principal of the notes and to satisfy our other debt obligations principally will depend upon our future operating performance. As a result, prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments.
      If we do not generate sufficient cash flow from operations to satisfy our debt service obligations, including payments on the notes, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments and the indenture governing the notes offered hereby may restrict us from adopting some of these alternatives. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on acceptable terms. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance our obligations at all or on commercially reasonable terms, would have an adverse effect, which could be material, on our business, financial condition and results of operations, as well as on our ability to satisfy our obligations in respect of the notes.

Repayment of our debt, including the notes, is dependent on cash flow generated by our subsidiaries.
      We are a holding company with no significant operations. Repayment of our indebtedness, including the notes, is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Unless they are guarantors of the notes, our subsidiaries do not have any obligation to pay amounts due on the notes or to make funds available for that purpose. Our subsidiaries may not be able to, or be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the notes. Each of our subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the indenture governing the notes limits the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to certain qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the notes.

The terms of our senior credit facility and the indenture governing the notes may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.
      Our senior credit facility and the indenture governing the notes contain, and any future indebtedness of ours would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions, including restrictions on our ability to engage in acts that may be in our best long-term interests. Our senior credit facility includes financial covenants that, among other things, restricts our ability to:

•	incur liens;

•	incur or assume additional debt or guarantees or issue preferred stock;

•	pay dividends, or make redemptions and repurchases, with respect to capital stock;

•	prepay, or make redemptions and repurchases of, subordinated debt;

•	make loans and investments;

•	make capital expenditures;

•	engage in mergers, acquisitions, asset sales, sale/leaseback transactions and transactions with affiliates;

•	change the business conducted by us or our subsidiaries; and

•	amend the terms of subordinated debt.
      Also, our senior credit facility requires us to maintain compliance with specified financial ratios and satisfy certain financial condition tests (some of which become more restrictive over time). Our ability to comply with these ratios and financial condition tests may be affected by events beyond our control, and we cannot assure you that we will meet these ratios and financial condition tests. These financial ratio restrictions and financial condition tests could limit our ability to obtain future financings, make needed capital expenditures, withstand a future downturn in our business or the economy in general or otherwise conduct necessary corporate activities.
      A breach of any of the restrictive covenants or our inability to comply with the required financial ratios or financial condition tests in the senior credit facility would result in a default under the senior credit facility. If any such default occurs, the lenders under the senior credit facility may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable, or enforce their security interest, any of which would result in an event of default under the notes. The lenders will also have the right in these circumstances to terminate any commitments they have to provide further borrowings.
      The operating and financial restrictions and covenants in these debt agreements and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities.

The notes are not secured by our assets and the lenders under our senior credit facility will be entitled to remedies available to a secured lender, which gives them priority over you to collect amounts due to them.
      The notes will be effectively subordinated in right of payment to all of our secured indebtedness to the extent of the value of the assets securing such indebtedness. Loans under our senior credit facility are secured by a first priority security interest in substantially all of ours and the subsidiary guarantors’ assets and in all of the capital stock held by us. If we become insolvent or are liquidated, or if payment under our senior credit facility or in respect of any other secured indebtedness is accelerated, the lenders under our senior credit facility or holders of other secured indebtedness will be entitled to exercise the remedies available to a secured lender under applicable law (in addition to any remedies that may be available under documents pertaining to our senior credit facility or other senior debt). Upon the occurrence of any default under our senior credit facility (and even without accelerating the indebtedness under our senior credit facility), the lenders may be able to restrict the payment of the notes and the guarantees either by limiting our ability to access our cash flow or otherwise.

Not all of our subsidiaries are subsidiary guarantors.
      The subsidiary guarantors include only our domestic subsidiaries. However, our historical consolidated financial information and the pro forma consolidated financial information included in this prospectus are presented on a consolidated basis, including both our domestic and foreign subsidiaries. The aggregate net sales and operating income of our subsidiaries that are not subsidiary guarantors were $108.0 million and $8.1 million, respectively, for the year ended December 31, 2004 and $95.0 million and $6.9 million, respectively, for the nine months ended September 30, 2005, and their consolidated tangible assets at September 30, 2005 were $5.7 million. In addition, the notes will be effectively subordinated to all existing and future liabilities (including trade payables) of our non-guarantor subsidiaries. As of September 30,

2005, our non-guarantor subsidiaries had $52.1 million of indebtedness and other liabilities (including trade payables). As a result, any right of ours to participate in any distribution of assets of our non-guarantor subsidiaries upon the liquidation, reorganization of insolvency of any such subsidiary (and the consequential right of the holders of the notes to participate in the distribution of those assets) will be subject to the prior claims of such subsidiaries’ creditors.

We may not be able to repurchase the notes upon a change of control.
      Upon the occurrence of certain change of control events, we will be required to offer to repurchase all notes that are outstanding at 101% of the principal amount thereof, plus any accrued and unpaid interest, and additional interest, if any. Our senior credit facility provides that certain change of control events (including a Change of Control as defined in the indenture relating to the notes) constitute a default. Any future credit agreement or other agreements relating to our indebtedness to which we become a party would likely contain similar provisions. If we experience a change of control that triggers a default under our senior credit facility, we could seek a waiver of such default or seek to refinance our senior credit facility. In the event we do not obtain such a waiver or refinance the senior credit facility, such default could result in amounts outstanding under our senior credit facility being declared due and payable. In the event we experience a change of control that results in our having to repurchase your notes, we may not have sufficient financial resources to satisfy all of our obligations under our senior credit facility and the notes. A failure to make the applicable change of control offer or to pay the applicable change of control purchase price when due would result in a default under the indenture.

Federal and state statutes allow courts, under specific circumstances, to void the guarantees, subordinate claims in respect of the guarantees and require note holders to return payments received from the guarantors.
      The notes are guaranteed by certain of our subsidiaries. The issuance of the guarantees by any subsidiary guarantor may be subject to review under state and federal laws if a bankruptcy, liquidation or reorganization case or a lawsuit, including in circumstances in which bankruptcy is not involved, were commenced at some future date by, or on behalf of, the unpaid creditors of such guarantor. Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, a court may void or otherwise decline to enforce a guarantor’s guaranty, or subordinate such guaranty to the guarantor’s existing and future indebtedness. While the relevant laws may vary from state to state, a court might do so if it found that when the guarantor entered into its guaranty or, in some states, when payments became due under such guaranty, the guarantor received less than reasonably equivalent value or fair consideration and either:

•	the guarantor was insolvent, or rendered insolvent, by reason of such incurrence;

•	the guarantor was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	the guarantor intended to incur, or believed that the guarantor would incur, debts beyond such guarantor’s ability to pay such debts as they mature.
      The court might also void a guaranty of a subsidiary guarantor without regard to the above factors, if the court found that the guarantor entered into its guaranty with actual intent to hinder, delay or defraud its creditors. In addition, any payment by a guarantor pursuant to its guarantee could be voided and required to be returned to such guarantor or to a fund for the benefit of such guarantor’s creditors.
      A court would likely find that a guarantor did not receive reasonably equivalent value or fair consideration for such guaranty if such guarantor did not substantially benefit directly or indirectly from the issuance of the applicable guarantee. If a court were to void a guaranty, you would no longer have a claim against the applicable guarantor. Sufficient funds to repay the notes may not be available from other sources, including Commercial Vehicle Group and the remaining guarantors, if any. In addition, the court might direct you to repay any amounts that you already received from any guarantor.

      The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, an entity would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of its assets; or

•	if the present fair saleable value of its assets were less than the amount that would be required to pay the probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it cannot pay its debts as they become due.
      To the extent a court voids any of the guarantees as fraudulent transfers or holds any of the guarantees unenforceable for any other reason, holders of notes would cease to have any direct claim against the applicable guarantor. If a court were to take this action, the applicable guarantor’s assets would be applied first to satisfy the applicable guarantor’s liabilities, if any, before any portion of its assets could be applied to the payment of the notes.
      Each guaranty will contain a provision intended to limit that guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guaranty to be a fraudulent transfer. This provision may not be effective to protect those guarantees from being voided under fraudulent transfer law, or may reduce that guarantor’s obligation to an amount that effectively makes its guaranty worthless.
Risks Related to Our Business and Industry

Volatility and cyclicality in the commercial vehicle market could adversely affect us.
      Our profitability depends in part on the varying conditions in the commercial vehicle market. This market is subject to considerable volatility as it moves in response to cycles in the overall business environment and is particularly sensitive to the industrial sector, which generates a significant portion of the freight tonnage hauled. Sales of commercial vehicles have historically been cyclical, with demand affected by such economic factors as industrial production, construction levels, demand for consumer durable goods, interest rates and fuel costs. For example, North American commercial vehicle sales and production experienced a downturn from 2000 to 2003 due to a confluence of events that included a weak economy, an oversupply of new and used vehicle inventory and lower spending on commercial vehicles and equipment. This downturn had a material adverse effect on our business during the same period. We cannot provide any assurances as to the length or ultimate level of the current recovery in the commercial vehicle market.

Our customer base is concentrated and the loss of business from a major customer or the discontinuation of particular commercial vehicle platforms could reduce our sales.
      Sales to PACCAR and Freightliner accounted for approximately 28% and 17%, respectively, of our revenue for 2004, and our ten largest customers accounted for 72% of our revenue in 2004. On a pro forma basis, sales to International, PACCAR, Freightliner and Volvo/ Mack would have accounted for approximately 18%, 16%, 14% and 12%, respectively, of our revenue for 2004 and our ten largest customers would have accounted for approximately 78% of our revenue for 2004. The loss of any of our largest customers or the loss of significant business from any of these customers would have a material adverse effect on our business, financial condition and results of operations. Even though we may be selected as the supplier of a product by an OEM for a particular vehicle, our OEM customers issue blanket purchase orders which generally provide for the supply of that customer’s annual requirements for that vehicle, rather than for a specific number of our products. If the OEM’s requirements are less than estimated, the number of products we sell to that OEM will be accordingly reduced. In addition, the OEM may terminate its purchase orders with us at any time.

Our profitability would be adversely affected if the actual production volumes for our customers’ vehicles is significantly lower than we anticipated.
      We incur costs and make capital expenditures based upon estimates of production volumes for our customers’ vehicles. While we attempt to establish a price of our components and systems that will compensate for variances in production volumes, if the actual production of these vehicles is significantly less than anticipated, our gross margin on these products would be adversely affected. We enter into agreements with our customers at the beginning of a given platform’s life to supply products for that platform. Once we enter into such agreements, fulfillment of our purchasing requirements is our obligation for the entire production life of the platform, with terms ranging from five to seven years, and we have no provisions to terminate such contracts. We may become committed to supply products to our customers at selling prices that are not sufficient to cover the direct cost to produce such products. We cannot predict our customers’ demands for our products either in the aggregate or for particular reporting periods. If customers representing a significant amount of our sales were to purchase materially lower volumes than expected, it would have a material adverse effect on our business, financial condition and results of operations.

Commercial vehicle OEMs have historically had significant leverage over their outside suppliers.
      The commercial vehicle component supply industry has traditionally been highly fragmented and serves a limited number of large OEMs. As a result, OEMs have historically had a significant amount of leverage over their outside suppliers. Our contracts with major OEM customers generally provide for an annual productivity cost reduction. Historically, cost reductions through product design changes, increased productivity and similar programs with our suppliers have generally offset these customer-imposed productivity cost reduction requirements. However, if we are unable to generate sufficient production cost savings in the future to offset price reductions, our gross margin and profitability would be adversely affected. In addition, changes in OEMs’ purchasing policies or payment practices could have an adverse effect on our business.

Integrating our operations with the Mayflower, MWC and CPI operations may prove to be disruptive and could result in the combined businesses failing to meet our expectations.
      We expect that the Mayflower, MWC and CPI acquisitions will result in increased revenue and profit growth. We cannot be sure that we will realize these anticipated benefits in full or at all. Achieving the expected benefits from these acquisitions will depend, in part, upon whether the operations and personnel of Mayflower, MWC and CPI can be integrated in an efficient and effective manner with our existing business. Our management team may encounter unforeseen difficulties in managing the integration of the three businesses. The process of integrating three formerly separately operated businesses may prove disruptive to all three businesses, may take longer than we anticipate and may cause an interruption of and have a material adverse effect on our combined businesses.

We may be unable to successfully implement our business strategy.
      Our ability to achieve our business and financial objectives is subject to a variety of factors, many of which are beyond our control. For example, we may not be successful in implementing our strategy if unforeseen factors emerge that diminish the expected growth in the heavy truck market, or we experience increased pressure on our margins. In addition, we may not succeed in integrating strategic acquisitions and our pursuit of additional strategic acquisitions may lead to resource constraints which could have a negative impact on our ability to meet customers’ demands, thereby adversely affecting our relationships with those customers. As a result of such business or competitive factors, we may decide to alter or discontinue aspects of our business strategy and may adopt alternative or additional strategies. Any failure to successfully implement our business strategy could adversely affect our business, results of operations and growth potential.

      Developing product innovations has been and will continue to be a significant part of our business strategy. We believe that it is important that we continue to meet our customers’ demands for product innovation, improvement and enhancement, including the continued development of new-generation products, design improvements and innovations that improve the quality and efficiency of our products. However, such development will require us to continue to invest in research and development and sales and marketing. In the future, we may not have sufficient resources to make such necessary investments, or we may be unable to make the technological advances necessary to carry out product innovations sufficient to meet our customers’ demands. We are also subject to the risks generally associated with product development, including lack of market acceptance, delays in product development and failure of products to operate properly. We may, as a result of these factors, be unable to meaningfully focus on product innovation as a strategy and may therefore be unable to meet our customers’ demands for product innovation.

If we are unable to obtain raw materials at favorable prices, it could adversely impact our results of operations and financial condition.
      Numerous raw materials are used in the manufacture of our products. Steel, aluminum, resin, foam and fabrics account for the most significant components of our raw material costs. Although we currently maintain alternative sources for raw materials, our business is subject to the risk of price increases and periodic delays in delivery. For example, we purchase steel at market prices which, during the past year have increased to historical high levels as a result of a relatively low level of supply and a relatively high level of demand. As a result we are currently being assessed surcharges as well as price increases on certain purchases of steel. If we are unable to purchase certain raw materials required for our operations for a significant period of time, our operations would be disrupted, and our results of operations would be adversely affected. In addition, if we are unable to pass on the increased costs of raw materials to our customers, this could adversely affect our results of operations and financial condition. Our operating results for the year ended December 31, 2004 and the nine months ended September 30, 2005 were adversely affected by steel surcharges that we are being assessed on certain of our purchases of steel. The Mayflower acquisition has significantly increased our demand for both steel and aluminum elevating our risk with respect to increases in price or delays in delivery of these commodities.

Our inability to compete effectively in the highly competitive commercial vehicle component supply industry could result in the loss of customers, which would have an adverse effect on our sales and operating results.
      The commercial vehicle component supply industry is highly competitive. Our products primarily compete on the basis of price, breadth of product offerings, product quality, technical expertise and development capability, product delivery and product service. Our competitors may foresee the course of market development more accurately than we do, develop products that are superior to our products, produce similar products at a lower cost than we can or adapt more quickly to new technologies, industry or customer requirements. As a result, our products may not be able to compete successfully with the products of these other companies, which could result in the loss of customers and, as a result, decreased sales and profitability.

Currency exchange rate fluctuations could have an adverse effect on our sales and financial results.
      We have operations in Europe, Australia, Mexico and China, and sales derived from these operations were approximately 28% and 24% of our revenues in 2004 on an actual and pro forma basis, respectively. As a result, we generate a significant portion of our sales and incur a significant portion of our expenses in currencies other than the U.S. dollar. To the extent that we are unable to match revenues received in foreign currencies with costs paid in the same currency, exchange rate fluctuations in any such currency could have an adverse effect on our financial results. During times of a strengthening U.S. dollar, our reported sales and earnings from our international operations will be reduced because the applicable local currencies will be translated into fewer U.S. dollars. The converse is also true and the strengthening of the European currencies in relation to the U.S. dollar in recent years had a positive impact on our foreign revenues in 2002, 2003 and 2004.

We may be unable to complete additional strategic acquisitions or we may encounter unforeseen difficulties in integrating acquisitions.
      The commercial vehicle component supply industry is beginning to undergo consolidation as OEMs seek to reduce costs and their supplier base. We intend to actively pursue additional acquisition targets that will allow us to continue to expand into new geographic markets, add new customers, provide new product, manufacturing and service capabilities and increase penetration with existing customers. However, we expect to face competition for acquisition candidates, which may limit the number of our acquisition opportunities and may lead to higher acquisition prices. Moreover, acquisitions of businesses may require additional debt financing, resulting in additional leverage. The covenants of our senior credit facility may further limit our ability to complete acquisitions. There can be no assurance that we will find attractive acquisition candidates or successfully integrate acquired businesses into our existing business. If we fail to complete additional acquisitions, we may have difficulty competing with more thoroughly integrated competitors and our results of operations could be adversely affected. To the extent that we do complete additional acquisitions, if the expected synergies from such acquisitions do not materialize or we fail to successfully integrate such new businesses into our existing businesses, our results of operations could also be adversely affected.

We may be subject to product liability claims, recalls or warranty claims, which could be expensive, damage our reputation and result in a diversion of management resources.
      As a supplier of products and systems to commercial vehicle OEMs, we face an inherent business risk of exposure to product liability claims in the event that our products, or the equipment into which our products are incorporated, malfunction and result in personal injury or death. Product liability claims could result in significant losses as a result of expenses incurred in defending claims or the award of damages.
      In addition, we may be required to participate in recalls involving systems or components sold by us if any prove to be defective, or we may voluntarily initiate a recall or make payments related to such claims as a result of various industry or business practices or the need to maintain good customer relationships. Such a recall would result in a diversion of management resources. While we do maintain product liability insurance, we cannot assure you that it will be sufficient to cover all product liability claims, that such claims will not exceed our insurance coverage limits or that such insurance will continue to be available on commercially reasonable terms, if at all. Any product liability claim brought against us could have a material adverse effect on our results of operations.
      Moreover, we warrant the workmanship and materials of many of our products under limited warranties and have entered into warranty agreements with certain OEMs that warranty certain of our products in the hands of these OEMs’ customers, in some cases for as long as six years. Accordingly, we are subject to risk of warranty claims in the event that our products do not conform to our customers’ specifications, or, in some cases in the event that our products do not conform with their customers’ expectations. It is possible for warranty claims to result in costly product recalls, significant repair costs and damage to our reputation, all of which would adversely affect our results of operations.

We may be adversely impacted by work stoppages and other labor matters.
      The hourly workforces at our Norwalk, Ohio and Shadyside, Ohio facilities and Mexico operations are unionized. The 1,934 unionized employees at these facilities represented approximately 38% of our total employees as of December 31, 2004 on a pro forma basis for the Mayflower and the MWC acquisitions. The Norwalk, Ohio and Shadyside, Ohio facilities were acquired by us in connection with the Mayflower acquisition and the Mexican operations were acquired by us in connection with the MWC acquisition. We have no operating history with these work forces or prior relationship with the unions which represent them. While neither Mayflower nor MWC has experienced any material strikes, lockouts or work stoppages in the last three years, there can be no assurance that our relationships with these workforces and their unions will be as amicable or that we will not encounter strikes, further unionization efforts or other types of conflicts with labor unions or our employees. We have experienced limited unionization efforts at certain of our other North American facilities from time to time. In addition, approximately 43% of our employees at our United Kingdom operations are represented by a shop steward committee, which may seek to limit our flexibility in our relationship with these employees. We cannot assure you that we will not encounter future unionization efforts or other types of conflicts with labor unions or our employees.
      Many of our OEM customers and their suppliers also have unionized work forces. Work stoppages or slow-downs experienced by OEMs or their other suppliers could result in slow-downs or closures of assembly plants where our products are included in assembled commercial vehicles. In the event that one or more of our customers or their suppliers experience a material work stoppage, such work stoppage could have a material adverse effect on our business.

Our products may be rendered less attractive by changes in competitive technologies.
      Changes in competitive technologies may render certain of our products less attractive. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products on a timely basis will be a significant factor in our ability to remain competitive. There can be no assurance that we will be able to achieve the technological advances that may be necessary for us to remain competitive. We are also subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, delays in product development and failure to operate properly.

Our continued success depends to some degree on our ability to protect our intellectual property.
      Our success depends to some degree on our ability to protect our intellectual property and to operate without infringing on the proprietary rights of third parties. While we have been issued patents and have registered trademarks with respect to many of our products, our competitors could independently develop similar or superior products or technologies, duplicate our designs, trademarks, processes or other intellectual property or design around any processes or designs on which we have or may obtain patents or trademark protection. In addition, it is possible that third parties may have or acquire licenses for other technology or designs that we may use or desire to use, so that we may need to acquire licenses to, or to contest the validity of, such patents or trademarks of third parties. Such licenses may not be made available to us on acceptable terms, if at all, and we may not prevail in contesting the validity of third party rights.
      In addition to patent and trademark protection, we also protect trade secrets, know-how and other confidential information against unauthorized use by others or disclosure by persons who have access to them, such as our employees, through contractual arrangements. These agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, our sales could be materially adversely affected. See “Business – Intellectual Property.”

We depend on the service of key individuals, the loss of whom could materially harm our business.
      Our success will depend, in part, on the efforts of our executive officers and other key employees, including Mervin Dunn, our Chief Executive Officer; Gerald L. Armstrong, President – CVG Americas; Gordon Boyd, President – CVG International; Chad M. Utrup, our Chief Financial Officer and Jim Williams, Vice President of Human Resources. Although we do not anticipate that we will have to replace any of our executive officers in the near future, the loss of the services of any of our key employees could have a material adverse affect on our business, results of operations and financial condition. See “Management – Employment Agreements.”

We may be adversely affected by the impact of environmental and safety regulations.
      We are subject to foreign, federal, state, and local laws and regulations governing the protection of the environment and occupational health and safety, including laws regulating air emissions, wastewater discharges, the generation, storage, handling, use and transportation of hazardous materials; the emission and discharge of hazardous materials into the soil, ground or air; and the health and safety of our colleagues. We are also required to obtain permits from governmental authorities for certain of our operations. We cannot assure you that we are, or have been, in complete compliance with such laws, regulations and permits. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. In some instances, such a fine or sanction could have a material adverse effect on us. The environmental laws to which we are subject have become more stringent over time, and we could incur material expenses in the future to comply with environmental laws. We are also subject to laws imposing liability for the cleanup of contaminated property. Under these laws, we could be held liable for costs and damages relating to contamination at our past or present facilities and at third party sites to which we sent waste containing hazardous substances. The amount of such liability could be material. We cannot completely eliminate the risk of contamination or injury resulting from exposure to hazardous materials, and we could incur material liability as a result of any such contamination or injury.

We may be adversely affected by the impact of government regulations on our OEM customers.
      Although the products we manufacture and supply to commercial vehicle OEMs are not subject to significant government regulation, our business is indirectly impacted by the extensive governmental regulation applicable to commercial vehicle OEMs. These regulations primarily relate to emissions and noise standards imposed by the Environmental Protection Agency, state regulatory agencies, such as the California Air Resources Board (“CARB”), and other regulatory agencies around the world. Commercial vehicle OEMs are also subject to the National Traffic and Motor Vehicle Safety Act and Federal Motor Vehicle Safety Standards promulgated by the National Highway Traffic Safety Administration. Changes in emission standards and other proposed governmental regulations could impact the demand for commercial vehicles and, as a result, indirectly impact our operations. For example, new emission standards governing heavy-duty diesel engines that went into effect in the United States on October 1, 2002 resulted in significant purchases of new trucks by fleet operators prior to such date and reduced short term demand for such trucks in periods immediately following such date. New emission standards for truck engines used in Class 5 to 8 trucks imposed by the EPA and CARB are scheduled to come into effect during 2007. To the extent that current or future governmental regulation has a negative impact on the demand for commercial vehicles, our business, financial condition or results of operations could be adversely affected. See “Business – Government Regulation.”

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act of 2002.
      We are in the process of evaluating our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm to attest to, our internal control over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by our December 31, 2005 deadline, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations since there is presently no precedent available by which to measure compliance adequacy. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or The Nasdaq National Market. Any such action could adversely affect our financial results or investors’ confidence in our company, and could cause our stock price to fall. In addition, our controls and procedures may not comply with all the relevant rules and regulations of the SEC and The Nasdaq National Market. If we fail to develop and maintain effective controls and procedures, we may be unable to provide financial information in a timely and reliable manner.

Equipment failures, delays in deliveries or catastrophic loss at any of our facilities could lead to production or service curtailments or shutdowns.
      We manufacture or assemble our products at 27 facilities worldwide. An interruption in production or service capabilities at any of these facilities as a result of equipment failure or other reasons could result in our inability to produce our products, which would reduce our net sales and earnings for the affected period. In the event of a stoppage in production at any of our facilities, even if only temporary, or if we experience delays as a result of events that are beyond our control, delivery times to our customers could be severely affected. Any significant delay in deliveries to our customers could lead to increased returns or cancellations and cause us to lose future sales. Our facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. We may experience plant shutdowns or periods of reduced production as a result of equipment failure, delays in deliveries or catastrophic loss, which could have a material adverse effect on our business, results of operations or financial condition.

The reliability of market and industry data included in this prospectus may be uncertain.
      This prospectus contains market and industry data, primarily from reports published by ACT Research and from internal company surveys, studies and research, related to the truck components industry and its segments, as well as the truck industry in general. This data includes estimates and forecasts regarding future growth in these industries, specifically data related to North American truck production, truck freight growth and the historical average age of active heavy-duty trucks. Such data has been published in industry publications that typically indicate that they have derived the data from sources believed to be reasonable, but do not guarantee the accuracy or completeness of the data. While we believe these industry publications to be reliable, we have not independently verified the data or any of the assumptions on which the estimates and forecasts are based. Similarly, internal company surveys, studies and research, which we believe are reliable, have not been verified by any independent sources. The failure of the truck industry and/or the truck components industry to continue to grow as forecasted may have a material adverse effect on our business.

We are subject to certain risks associated with our foreign operations.
      We have operations in Europe, Australia, Mexico and China. Collectively in 2004, sales derived from these operations accounted for approximately 28% of our revenues on an actual basis and, on a pro forma basis, would have accounted for 24% of our revenues. Certain risks are inherent in international operations, including:

•	the difficulty of enforcing agreements and collecting receivables through certain foreign legal systems;

•	foreign customers, who may have longer payment cycles than customers in the United States;

•	tax rates in certain foreign countries, which may exceed those in the United States and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions, including restrictions on repatriation;

•	intellectual property protection difficulties;

•	general economic and political conditions in countries where we operate, which may have an adverse effect on our operations in those countries;

•	the difficulties associated with managing a large organization spread throughout various countries; and

•	complications in complying with a variety of foreign laws and regulations, which may conflict with United States law.
      As we continue to expand our business globally, our success will be dependent, in part, on our ability to anticipate and effectively manage these and other risks associated with foreign operations. We cannot assure you that these and other factors will not have a material adverse effect on our international operations or our business, financial condition or results of operations as a whole.

FORWARD-LOOKING STATEMENTS
      This prospectus contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be found throughout this prospectus, particularly under the headings “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” among others. Forward-looking statements typically are identified by the use of terms such as “may,” “should,” “expect,” “anticipate,” “believe,” “estimate,” “intend” and similar words, although some forward-looking statements are expressed differently. You should consider statements that contain these words carefully because they describe our expectations, plans, strategies and goals and beliefs concerning future business conditions, our results of operations, financial position, and our business outlook or state other “forward-looking” information based on currently available information. The factors listed below under the heading “Risk Factors” and in the other sections of this prospectus provide a discussion of the most significant risks, uncertainties and events that could cause our actual results to differ materially from the expectations expressed in our forward-looking statements.
      The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except to the extent required by applicable securities law.

EXCHANGE OFFER
Purpose and Effect of the Exchange Offer
      We, the subsidiary guarantors and the initial purchasers entered into a registration rights agreement in connection with the issuance of the outstanding notes on July 6, 2005. Under the registration rights agreement, we have agreed that we will:

•	within 90 days after the issue date of the outstanding notes, file a registration statement with the SEC with respect to the offer to exchange the outstanding notes for new notes having terms substantially identical in all material respects to the outstanding notes except that they will not contain terms with respect to transfer restrictions;

•	use our reasonable best efforts to cause the registration statement to be declared effective under the Securities Act within 180 days after the issue date of the outstanding notes;

•	as soon as practicable after the effectiveness of the registration statement, offer the exchange notes in exchange for surrender of the outstanding notes;

•	keep the exchange offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders of the outstanding notes; and

•	file a shelf registration statement for the resale of the outstanding notes if we cannot effect an exchange offer within the time periods listed above and in other circumstances.
      We will pay additional interest on the notes for the periods described below if:

•	we do not file the registration statement with the SEC on or prior to the 90th day after the issue date of the outstanding notes;

•	the registration statement is not declared effective by the SEC on or prior to the 180th day after the issue date of the outstanding notes or, if obligated to file a shelf registration statement, a shelf registration statement is not declared effective by the SEC on or prior to the 180th day after the issue date of the outstanding notes;

•	the exchange offer is not consummated on or before the 40th day after the registration statement is declared effective;

•	if obligated to file a shelf registration statement, the shelf registration statement is not declared effective on or prior to the 60th day after its filing; and

•	after the registration statement or the shelf registration statement, as the case may be, is declared effective, such registration statement thereafter ceases to be effective or usable (subject to certain exceptions).
      Where there is a registration default, the rate of the additional interest will be 0.25% per annum for the first 90-day period immediately following the occurrence of a registration default, and such rate will increase by an additional 0.25% per annum with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum additional interest rate of 2.0% per annum. We will pay such additional interest on regular interest payment dates. Such additional interest will be in addition to any other interest payable from time to time with respect to the outstanding notes and the exchange notes. The payment of such additional interest will be the holders’ sole monetary remedy under the registration rights agreement with respect to any registration defaults thereunder.
      From October 5, 2005 until November 1, 2005, we were in a registration default. As a result, on the next interest payment date, holders will receive additional interest on our notes accrued from October 5, 2005 through but not including November 1, 2005.

Terms of the Exchange Offer
      Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. Any holder may tender some or all of its outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000.
      The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that:

•	the exchange notes bear a Series B designation and a different CUSIP Number from the outstanding notes;

•	the exchange notes have been registered under the Securities Act and hence will not bear legends restricting the transfer thereof; and

•	the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the provisions providing for an increase in the interest rate on the outstanding notes in certain circumstances relating to the timing of the exchange offer, all of which rights will terminate when the exchange offer is terminated.
The exchange notes will evidence the same debt as the outstanding notes and will be entitled to the benefits of the indenture relating to the outstanding notes.
      As of the date of this prospectus, $150,000,000 aggregate principal amount of the outstanding notes were outstanding. We have fixed the close of business on December 5, 2005 as the record date for the exchange offer for purposes of determining the persons to whom this prospectus and the letter of transmittal will be mailed initially.
      Holders of outstanding notes do not have any appraisal or dissenters’ rights under the General Corporation Law of the State of Delaware or the indenture relating to the notes in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder.
      We will be deemed to have accepted validly tendered outstanding notes when, as and if we have given oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us.
      If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of specified other events set forth in this prospectus or otherwise, the certificates for any unaccepted outstanding notes will be returned, without expense, to the tendering holder thereof promptly following the expiration date of the exchange offer.
      Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes pursuant to the exchange offer. We will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the exchange offer. See “- Fees and Expenses.”
Expiration Date; Extensions; Amendments
      The term “expiration date” will mean 5:00 p.m., New York City time, on January 4, 2006, unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” will mean the latest date and time to which the exchange offer is extended.
      In order to extend the exchange offer, we will make a press release or other public announcement, notify the exchange agent of any extension by oral or written notice and will mail to the registered holders an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.
      We reserve the right, in our sole discretion, (1) to delay accepting any outstanding notes, to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under “— Conditions” have not been satisfied, by giving oral or written notice of any delay, extension or termination to the exchange agent or (2) to amend the terms of the exchange offer in any manner. Such decision will also be communicated in a press release or other public announcement prior to 9:00 a.m., New York City time on the next business day following such decision Any announcement of delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders.
Interest on the Exchange Notes
      The exchange notes will bear interest from their date of issuance. Holders of outstanding notes that are accepted for exchange will receive, in cash, accrued interest thereon to, but not including, the date of issuance of the exchange notes. Such interest will be paid with the first interest payment on the exchange notes on January 1, 2006. Interest on the outstanding notes accepted for exchange will cease to accrue upon issuance of the exchange notes.
      Interest on the exchange notes is payable semi-annually on each January 1 and July 1, commencing on January 1, 2006.
Procedures for Tendering
      Only a holder of outstanding notes may tender outstanding notes in the exchange offer. To tender in the exchange offer, a holder must complete, sign and date the letter of transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal or transmit an agent’s message in connection with a book-entry transfer, and mail or otherwise deliver the letter of transmittal or the facsimile, together with the outstanding notes and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. To be tendered effectively, the outstanding notes, letter of transmittal or an agent’s message and other required documents must be completed and received by the exchange agent at the address set forth below under “— Exchange Agent” prior to 5:00 p.m., New York City time, on the expiration date. Delivery of the outstanding notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of the book-entry transfer must be received by the exchange agent prior to the expiration date.
      The term “agent’s message” means a message, transmitted by a book-entry transfer facility to, and received by, the exchange agent forming a part of a confirmation of a book-entry, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the outstanding notes that the participant has received and agrees: (1) to participate in ATOP; (2) to be bound by the terms of the letter of transmittal; and (3) that we may enforce the agreement against the participant.
      By executing the letter of transmittal, each holder will make to us the representations set forth above in the third paragraph under the heading “— Purpose and Effect of the Exchange Offer.”
      The tender by a holder and our acceptance thereof will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal or agent’s message.
      The method of delivery of outstanding notes and the letter of transmittal or agent’s message and all other required documents to the exchange agent is at the election and sole risk of the holder. As an alternative to delivery by mail, holders may wish to consider overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or outstanding notes should be sent to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for them.
      Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf. See “Instructions to Registered Holder and/or Book-Entry Transfer Facility Participant from Beneficial Owner” included with the letter of transmittal.
      Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member of the Medallion System unless the outstanding notes tendered pursuant to the letter of transmittal are tendered (1) by a registered holder who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal or (2) for the account of a member firm of the Medallion System. In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by a member firm of the Medallion System.
      If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed in this prospectus, the outstanding notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as the registered holder’s name appears on the outstanding notes with the signature thereon guaranteed by a member firm of the Medallion System.
      If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, offices of corporations or others acting in a fiduciary or representative capacity, the person signing should so indicate when signing, and evidence satisfactory to us of its authority to so act must be submitted with the letter of transmittal.
      We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the outstanding notes at DTC for the purpose of facilitating the exchange offer, and subject to the establishment thereof, any financial institution that is a participant in DTC’s system may make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent’s account with respect to the outstanding notes in accordance with DTC’s procedures for the transfer. Although delivery of the outstanding notes may be effected through book-entry transfer into the exchange agent’s account at DTC, unless an agent’s message is received by the exchange agent in compliance with ATOP, an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under the procedures. Delivery of documents to DTC does not constitute delivery to the exchange agent.
      All questions as to the validity, form, eligibility, including time of receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right in our sole discretion to waive any defects, irregularities or conditions of tender as to particular outstanding notes, provided however that, to the extent such waiver includes any condition to tender, we will waive such condition as to all tendering holders. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within the time we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent nor any other person will incur any liability for failure to give the notification. Tenders of outstanding notes will not be deemed to have been made until the defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, promptly following the expiration date.
Guaranteed Delivery Procedures
      Holders who wish to tender their outstanding notes and (1) whose outstanding notes are not immediately available, (2) who cannot deliver their outstanding notes, the letter of transmittal or any other required documents to the exchange agent or (3) who cannot complete the procedures for book-entry transfer, prior to the expiration date, may effect a tender if:

(A) the tender is made through a member firm of the Medallion System;

(B) prior to the expiration date, the exchange agent receives from a member firm of the Medallion System a properly completed and duly executed Notice of Guaranteed Delivery by facsimile transmission, mail or hand delivery setting forth the name and address of the holder, the certificate number(s) of the outstanding notes and the principal amount of outstanding notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof together with the certificate(s) representing the outstanding notes or a confirmation of book-entry transfer of the outstanding notes into the exchange agent’s account at DTC, and any other documents required by the letter of transmittal will be deposited by the member firm of the Medallion System with the exchange agent; and

(C) the properly completed and executed letter of transmittal of facsimile thereof, as well as the certificate(s) representing all tendered outstanding notes in proper form for transfer or a confirmation of book-entry transfer of the outstanding notes into the exchange agent’s account at DTC, and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.
      Upon request to the exchange agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures set forth above.
Withdrawal of Tenders
      Except as otherwise provided in this prospectus, tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.
      To withdraw a tender of outstanding notes in the exchange offer, a telegram, telex, letter or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in this prospectus prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. Any notice of withdrawal must:

(1) specify the name of the person having deposited the outstanding notes to be withdrawn;

(2) identify the outstanding notes to be withdrawn, including the certificate number(s) and principal amount of the outstanding notes, or, in the case of outstanding notes transferred by book-entry transfer, the name and number of the account at DTC to be credited;

(3) be signed by the holder in the same manner as the original signature on the letter of transmittal by which the outstanding notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the outstanding notes register the transfer of the outstanding notes into the name of the person withdrawing the tender; and

(4) specify the name in which any outstanding notes are to be registered, if different from that of the person depositing the outstanding notes to be withdrawn.
All questions as to the validity, form and eligibility, including time of receipt, of the notices will be determined by us, which determination will be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no exchange notes will be issued with respect thereto unless the outstanding notes so withdrawn are validly retendered. Any outstanding notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to the holder promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures described above under “— Procedures for Tendering” at any time prior to the expiration date.
Conditions
      Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange notes for, any outstanding notes, and may, prior to the expiration of the exchange offer, terminate or amend the exchange offer as provided in this prospectus before the acceptance of the outstanding notes, if:

(1) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which we, in our sole judgment, believe might materially impair our ability to proceed with the exchange offer or any material adverse development has occurred in any existing action or proceeding with respect to us or any of our subsidiaries; or

(2) any law, statute, rule, regulation or interpretation by the Staff of the SEC is proposed, adopted or enacted, which we, in our sole judgment, believe might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us; or

(3) any governmental approval has not been obtained, which approval we, in our sold judgment, believe to be necessary for the consummation of the exchange offer as contemplated by this prospectus.
      If we determine in our reasonable discretion that any of the conditions are not satisfied, we may (1) refuse to accept any outstanding notes and return all tendered outstanding notes to the tendering holders, (2) extend the exchange offer and retain all outstanding notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders to withdraw the outstanding notes (see “— Withdrawal of Tenders”) or (3) waive the unsatisfied conditions with respect to the exchange offer and accept all properly tendered outstanding notes which have not been withdrawn.
Exchange Agent
      U.S. Bank National Association has been appointed as exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for Notice of Guaranteed Delivery should be directed to the exchange agent addressed as follows:

By Overnight Courier or Registered/Certified Mail:	Facsimile Transmission: (651) 495-8158
U.S. Bank National Association Corporate Trust Services 60 Livingston Avenue St. Paul, MN 55107 Attention: Specialized Finance Department	For information or to confirm receipt of facsimile by telephone (call toll-free): (800) 934-6802
Delivery to an address other than set forth above will not constitute a valid delivery.
Fees and Expenses
      We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telecopy, telephone or in person by our and our affiliates’ officers and regular employees.

      We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses incurred in connection with these services.
      We will pay the cash expenses to be incurred in connection with the exchange offer. Such expenses include fees and expenses of the exchange agent and trustee, accounting and legal fees and printing costs, among others.
Accounting Treatment
      The exchange notes will be recorded at the same carrying value as the outstanding notes, which is face value, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes as a result of the exchange offer. The expenses of the exchange offer will be deferred and charged to expense over the term of the exchange notes.
Consequences of Failure to Exchange
      The outstanding notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, the outstanding notes may be resold only:

(1) to us upon redemption thereof or otherwise;

(2) so long as the outstanding notes are eligible for resale pursuant to Rule 144A, to a person inside the United States whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A, in accordance with Rule 144 under the Securities Act, or pursuant to another exemption from the registration requirements of the Securities Act, which other exemption is based upon an opinion of counsel reasonably acceptable to us;

(3) outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act; or

(4) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.
Resale of the Exchange Notes
      With respect to resales of exchange notes, based on interpretations by the Staff of the SEC set forth in no-action letters issued to third parties, we believe that a holder or other person who receives exchange notes, whether or not the person is the holder, other than a person that is our affiliate within the meaning of Rule 405 under the Securities Act, in exchange for outstanding notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the exchange notes, will be allowed to resell the exchange notes to the public without further registration under the Securities Act and without delivering to the purchasers of the exchange notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires exchange notes in the exchange offer for the purpose of distributing or participating in a distribution of the exchange notes, the holder cannot rely on the position of the Staff of the SEC expressed in the no-action letters or any similar interpretive letters, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Further, each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

USE OF PROCEEDS
      This exchange offer is intended to satisfy certain of our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes contemplated in this prospectus, we will receive outstanding notes in like principal amount, the form and terms of which are the same as the form and terms of the exchange notes, except as otherwise described in this prospectus.
      The net proceeds from the issuance of the outstanding notes was $145.9 million, after deducting discounts, commissions and the estimated expenses of the offering of the outstanding notes. We used the net proceeds from the offering of the outstanding notes to repay approximately $145.9 million in aggregate principal amount of borrowings under our senior credit facility.
      As of September 30, 2005, under our senior credit facility we had term loan borrowings of $39.0 million, bearing interest at a weighted average rate of 6.0%, and revolving credit facility borrowings of $2.6 million, bearing interest at a weighted average rate of 6.8%. The revolving credit facility is available until January 31, 2010 and the term loans are due and payable on December 31, 2010.

CAPITALIZATION
      The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2005. You should read this table in conjunction with the “Use of Proceeds,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes to those statements included elsewhere in this prospectus.

As of
September 30,
2005

(In thousands)
Cash and cash equivalents	$25,250

Long-term debt (including current maturities):
Senior credit facility:(1)
Revolving credit facility	$2,644
Term loans	38,956
Outstanding notes	150,000

Total long-term debt	191,600
Stockholders’ equity:
Preferred stock, $.01 par value per share; 5,000,000 shares authorized; no shares issued and outstanding	—
Common stock, $.01 par value per share; 30,000,000 shares authorized; 20,946,490 shares issued and outstanding	209
Additional paid-in capital	168,565
Retained earnings	21,515
Stock subscriptions receivable	(49)
Accumulated other comprehensive loss	(901)

Total stockholders’ equity	189,339

Total capitalization	$380,939

(1)	We used the net proceeds from the offering of the outstanding notes to repay approximately $145.9 million in aggregate principal amount of borrowings under our senior credit facility. We used the net proceeds from the equity offering to repay approximately $44.9 million in aggregate principal amount of borrowings under our senior credit facility.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
      The following unaudited pro forma consolidated financial statements have been derived by the application of pro forma adjustments to our historical consolidated financial statements included elsewhere in this prospectus. We are providing the following unaudited pro forma financial information because the effects of the Mayflower acquisition, the MWC acquisition, the offering of the outstanding notes and the equity offering on our financial information are material.
      The unaudited pro forma consolidated statement of operations data for the year ended December 31, 2004 and the nine months ended September 30, 2005 have been prepared to give effect to:

•	the Mayflower acquisition;

•	the MWC acquisition;

•	the offering of the outstanding notes; and

•	the equity offering
as if each of these transactions had occurred on January 1, 2004.
      The adjustments to the unaudited pro forma financial data are based upon valuations and other studies that have not been completed but that management believes to be reasonable. The unaudited pro forma financial data are for informational purposes only and do not purport to represent or be indicative of actual results that would have been achieved had the transactions described above actually been completed on the dates indicated and do not purport to be indicative or to forecast what our balance sheet data, results of operations, cash flows or other data will be as of any future date or for any future period. A number of factors may affect our results. See “Forward-Looking Statements” and “Risk Factors.”
      The pro forma adjustments are based on preliminary estimates and currently available information and assumptions that management believes are reasonable. The notes to the unaudited pro forma balance sheet data and statement of operations data provide a detailed discussion of how such adjustments were derived and presented herein. The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Financial Data” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Nine Months Ended September 30, 2005

						Outstanding
						Notes		Equity
				Acquisitions		Offering		Offering		Pro Forma
	CVG	Mayflower	MWC	Adjustments		Adjustments		Adjustments		As Adjusted

	(In thousands, except per share amounts)
REVENUES	$554,365	$23,986	$41,863	$—		$—		$—		$620,214
COST OF SALES	455,476	21,553	33,732	—		—		—		510,761

Gross profit	98,889	2,433	8,131	—		—		—		109,453
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	31,597	727	1,960	—		—		—		34,284
AMORTIZATION EXPENSE	217	—	5	—		—		—		222

Operating income	67,075	1,706	6,166	—		—		—		74,947
OTHER INCOME	(3,598)	—	—	—		—		—		(3,598)
INTEREST EXPENSE (INCOME)	9,460	793	919	739	(1)	1,241	(3)	(1,557	)(4)	11,595
LOSS ON EARLY EXTINGUISHMENT OF DEBT	1,525	—	—	—		—		—		1,525

Income (loss) before provision for income taxes	59,688	913	5,247	(739)		(1,241)		1,557		65,425
PROVISION (BENEFIT) FOR INCOME TAXES	22,719	396	2,189	(386	)(2)	(496	)(2)	623	(2)	25,045

NET INCOME (LOSS)	$36,969	$517	$3,058	$(353)		$(745)		$934		$40,380

BASIC EARNINGS PER SHARE:	$1.96									$2.14

DILUTED EARNINGS PER SHARE:	$1.93									$2.11

See Notes to Unaudited Pro Forma Consolidated Financial Statements

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Year Ended December 31, 2004

						Outstanding
						Notes		Equity
				Acquisitions		Offering		Offering		Pro Forma
	CVG	Mayflower	MWC	Adjustments		Adjustments		Adjustments		As Adjusted

	(In thousands, except per share amounts)
REVENUES	$380,445	$206,457	$84,056	$—		$—		$—		$670,958
COST OF SALES	309,696	181,209	71,818	—		—		—		562,723

Gross profit	70,749	25,248	12,238	—		—		—		108,235
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	28,985	3,659	4,670	—		—		—		37,314
NONCASH OPTION ISSUANCE CHARGE	10,125	—	—	—		—		—		10,125
AMORTIZATION EXPENSE	107	—	30	—		—		—		137

Operating income	31,532	21,589	7,538	—		—		—		60,659
OTHER (INCOME) EXPENSE	(1,247)	765	—	—		—		—		(482)
INTEREST EXPENSE (INCOME)	7,244	(170)	135	11,096	(1)	2,481	(3)	(3,114	)(4)	17,672
LOSS ON EARLY EXTINGUISHMENT OF DEBT	1,605	—	—	—		—		—		1,605

Income (loss) before provision for income taxes	23,930	20,994	7,403	(11,096)		(2,481)		3,114		41,864
PROVISION (BENEFIT) FOR INCOME TAXES	6,481	7,865	2,961	(3,907	)(2)	(992	)(2)	1,246	(2)	13,654

NET INCOME (LOSS)	$17,449	$13,129	$4,442	$(7,189)		$(1,489)		$1,868		$28,210

BASIC EARNINGS PER SHARE	$1.13									$1.54

DILUTED EARNINGS PER SHARE	$1.12									$1.52

See Notes to Unaudited Pro Forma Consolidated Financial Statements

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO THE UNAUDITED PRO FORMA
CONSOLIDATED FINANCIAL DATA

(1)	Reflects adjustments to interest expense on incremental net borrowings of approximately $106.4 million incurred in connection with the Mayflower acquisition and interest expense on incremental net borrowings of approximately $58.0 million incurred in connection with the MWC acquisition at a weighted average interest rate of 6.5% for borrowings under the term loan facility and 7.0% for borrowings under the revolving credit facility as follows:

	Adjustments to
	Interest Expense

		Nine Months
	Year Ended	Ended
	December 31,	September 30,
	2004	2005

	(In thousands)
Interest on incremental $106.4 million of net borrowings related to the Mayflower acquisition	$7,211	$793
Interest on incremental $58.0 million of net borrowings related to the MWC acquisition	3,850	1,659

Adjustments	11,061	2,452

Adjustment for interest income (expense) previously recorded by:
Mayflower	170	(793)
MWC	(135)	(920)

	35	(1,713)

Net increase	$11,096	$739

(2)	Reflects an adjustment to income taxes based on our effective tax rate.

(3)	Reflects pro forma interest expense on $150.0 million of outstanding notes at an interest rate of 8.0% and amortization of deferred financing fees of $5.25 million over the eight year term as follows:

	Adjustments to
	Interest Expense

		Nine Months
	Year Ended	Ended
	December 31,	September 30,
	2004	2005

	(In thousands)
Interest on $150.0 million of notes offered hereby	$12,000	$6,000
Amortization of fees related to the notes offered hereby	469	234
Adjustment for interest expense previously recorded on $144.7 million of borrowings under senior credit facility	(9,988)	(4,993)

	$2,481	$1,241

(4)	Reflects the reduction of interest expense on the reduction in net borrowings under our revolving credit facility at a weighted average interest rate of 7.0%.

SELECTED HISTORICAL FINANCIAL DATA
      The following table sets forth selected consolidated financial data regarding our business and certain industry information and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.
      The selected consolidated financial data as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004, are derived from our consolidated financial statements that are included elsewhere in this prospectus, which financial statements have been audited by Deloitte & Touche LLP as indicated by their report thereon. The consolidated balance sheet data as of December 31, 2002 and the consolidated statements of operations and cash flows for the year ended December 31, 2001 are derived from our audited consolidated financial statements, which are not included in this prospectus. The consolidated balance sheet data as of December 31, 2000 and 2001 and as of September 30, 2005 and the consolidated statements of operations and cash flows for the year ended December 31, 2000 and the nine months ended September 30, 2004 and 2005 are derived from our unaudited consolidated financial statements. Our unaudited financial statements as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 are included elsewhere in this prospectus and include certain adjustments, all of which are normal recurring adjustments, which our management considers necessary for a fair presentation of our results for these unaudited periods. The results of operations for the nine months ended September 30, 2005 are not necessarily indicative of the results of operations for a full fiscal year. The North American Class 8 heavy-duty truck production rates included in the “Other Data” section set forth below are unaudited.
      The unaudited financial data set forth below as of and for the year ended December 31, 2000 is derived from the results of operations of Trim Systems, LLC for the entire period and the results of operations of Commercial Vehicle Systems and National/KAB Seating beginning from their respective dates of acquisition by our principal stockholders, which occurred on March 31, 2000 and October 6, 2000, respectively. Because these businesses were under common control since their respective dates of acquisition, their historical results of operations have been combined for the periods in which they were under common control based on their respective historical basis of accounting.

						Nine Months Ended
	Year Ended December 31,					September 30,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands, except per share data)
Statement of Operations Data:
Revenues	$244,963	$271,226	$298,678	$287,579	$380,445	$279,193	$554,365
Cost of sales	208,083	229,593	249,181	237,884	309,696	228,622	455,476

Gross profit	36,880	41,633	49,497	49,695	70,749	50,571	98,889
Selling, general and administrative expenses	21,569	21,767	23,952	24,281	28,985	21,282	31,597
Noncash option issuance charge	—	—	—	—	10,125	10,125	—
Amortization expense	2,725	3,822	122	185	107	85	217
Restructuring charges	5,561	449	—	—	—	—	—

Operating income	7,025	15,595	25,423	25,229	31,532	19,079	67,075
Other expense (income)	(1,955)	(2,347)	1,098	3,230	(1,247)	(2,533)	(3,598)
Interest expense	12,396	14,885	12,940	9,796	7,244	5,938	9,460
Loss on early extinguishment of debt	—	—	—	2,972	1,605	1,605	1,525

						Nine Months Ended
	Year Ended December 31,					September 30,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands, except per share data)
Income (loss) before income taxes and cumulative effect of accounting change	(3,416)	3,057	11,385	9,231	23,930	14,069	59,688
Provision (benefit) for income taxes	(2,550)	5,072	5,235	5,267	6,481	2,551	22,719

Income (loss) before cumulative effect of accounting change	(866)	(2,015)	6,150	3,964	17,449	11,518	36,969
Cumulative effect of accounting change	—	—	(51,630)	—	—	—	—

Net income (loss)	$(866)	$(2,015)	$(45,480)	$3,964	$17,449	$11,518	$36,969

Earnings (loss) per share(1):
Basic	$(0.09)	$(0.15)	$(3.29)	$0.29	$1.13	$0.79	$1.96
Diluted	(0.09)	(0.15)	(3.26)	0.29	1.12	0.78	1.93
Weighted average common shares outstanding(1):
Basic	9,337	13,893	13,827	13,779	15,429	14,576	18,885
Diluted	9,337	13,893	13,931	13,883	15,623	14,724	19,159
Balance Sheet Data (at end of period):
Working capital	$16,768	$10,908	$8,809	$28,216	$41,727	$49,419	$112,551
Total assets	312,006	263,754	204,217	210,495	225,638	244,170	522,940
Total debt	161,061	140,191	127,202	127,474	53,925	78,344	191,600
Total stockholders’ investment	76,287	72,913	27,025	34,806	111,046	103,019	189,339
Other Data:
EBITDA(2)	$16,107	$28,428	$34,105	$33,335	$39,099	$24,908	$76,001
Net cash provided by (used in):
Operating activities	24,068	12,408	18,172	10,442	34,177	21,515	26,755
Investing activities	(3,051)	7,749	(4,937)	(5,967)	(8,907)	(3,901)	(184,860)
Financing activities	(13,160)	(24,792)	(14,825)	(2,761)	(28,427)	(2,726)	183,671
Depreciation and amortization	9,078	12,833	8,682	8,106	7,567	5,829	8,926
Capital expenditures, net	3,174	4,898	4,937	5,967	8,907	3,901	9,332
Ratio of earnings to fixed charges(3)	—	1.19x	1.83x	1.67x	3.40x	2.68x	5.89x
North American Class 8 heavy-duty truck production (units)(4)	252	146	181	182	269	191	260

(1)	Earnings (loss) per share and weighted average common shares outstanding for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 have been calculated giving effect to the reclassification, in connection with our initial public offering, of our previously outstanding six classes of common stock into one class of common stock and, in connection therewith, a 38.991-to-one stock split. Earnings (loss) per share for all periods were computed in accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share” (SFAS No. 128).

(2)	“EBITDA” represents earnings before interest expense, income taxes and depreciation and amortization, noncash gain (loss) on forward exchange contracts, loss on early extinguishment of debt and an impairment charge associated with the adoption of SFAS No. 142. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by generally accepted accounting principles. We present EBITDA because we believe that it is widely accepted that EBITDA provides useful information regarding our operating results. We rely on EBITDA primarily as an operating performance measure in order to review and assess our company and our management team. For example, our management incentive plan is based upon the company achieving minimum EBITDA targets for a given year. We also review EBITDA to compare our current operating results with corresponding periods and with other companies in our industry. We believe that it is useful to investors to provide disclosures of our operating results on the same basis as that used by our management. We also believe that it can assist investors in comparing our performance to that of other companies on a consistent basis without regard to depreciation, amortization, interest or taxes, which do not directly affect our operating performance. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•	Although depreciation and amortization are noncash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	Other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally. See the consolidated statements of cash flows included in our financial statements included elsewhere herein. The following is a reconciliation of net income (loss) to EBITDA:

						Nine Months
						Ended
	Year Ended December 31,					September 30,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands)
Net income (loss)	$(866)	$(2,015)	$(45,480)	$3,964	$17,449	$11,518	$36,969
(Subtract) add:
Depreciation and amortization	9,078	12,833	8,682	8,106	7,567	5,829	8,926
Other (income) expense	(1,951)	(2,347)	1,098	3,230	(1,247)	(2,533)	(3,598)
Interest expense	12,396	14,885	12,940	9,796	7,244	5,938	9,460
Loss on early extinguishment of debt	—	—	—	2,972	1,605	1,605	1,525
(Provision) benefit for income taxes	(2,550)	5,072	5,235	5,267	6,481	2,551	22,719
Cumulative effect of change in accounting	—	—	51,630	—	—	—	—

EBITDA	$16,107	$28,428	$34,105	$33,335	$39,099	$24,908	$76,001

(3)	The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For purposes of calculating the ratio of earnings to fixed charges, (i) earnings are defined as net income before income taxes plus fixed charges and (ii) fixed charges are defined as interest (including the amortization of debt issuance costs) and the portion of operating lease expense management believes to be representative of the interest component of rental expense. Earnings before fixed charges were inadequate to cover fixed charges by $3,416 for the year ended December 31, 2000.

(4)	Source: Americas Commercial Transportation Research Co. LLC and ACT Publications.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion and analysis in conjunction with the information set forth under “Selected Historical Financial Data” and our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. See “Forward-Looking Statements.” These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described under “Risk Factors.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.
Company Overview
      We are a leading supplier of fully integrated system solutions for the global commercial vehicle market, including the heavy-duty truck market, the construction and agriculture market and the specialty and military transportation markets. As a result of our strong leadership in cab-related products and systems, we are positioned to benefit from the increased focus of our customers on cab design and comfort and convenience features to better serve their end user, the driver. Our products include suspension seat systems, interior trim systems (including instrument panels, door panels, headliners, cabinetry and floor systems), cab structures and components, mirrors, wiper systems, electronic wire harness assemblies and controls and switches specifically designed for applications in commercial vehicles.
      We are differentiated from suppliers to the automotive industry by our ability to manufacture low volume customized products on a sequenced basis to meet the requirements of our customers. We believe that we have the number one or two position in most of our major markets and that we are the only supplier in the North American commercial vehicle market that can offer complete cab systems including cab body assemblies, sleeper boxes, seats, interior trim, flooring, wire harnesses, panel assemblies and other structural components. We believe our products are used by virtually every major North American commercial vehicle OEM, which we believe creates an opportunity to cross-sell our products and offer a fully integrated system solution.
      Demand for our products is generally dependent on the number of new commercial vehicles manufactured, which in turn is a function of general economic conditions, interest rates, changes in governmental regulations, consumer spending, fuel costs and our customers’ inventory levels and production rates. New commercial vehicle demand has historically been cyclical and is particularly sensitive to the industrial sector of the economy, which generates a significant portion of the freight tonnage hauled by commercial vehicles. Production of commercial vehicles in North America peaked in 1999 and experienced a downturn from 2000 to 2003 that was due to a weak economy, an over supply of new and used vehicle inventory and lower spending on commercial vehicles and equipment. Demand for commercial vehicles improved in 2004 due to a variety of factors, including broad economic recovery in North America, the need to replace aging truck fleets as a result of under-investment, increasing freight volumes and increasing hauler profits.
      In 2004, on an actual and pro forma basis, over 54% and over 59%, respectively, of our revenue was generated from sales to North American heavy-duty truck OEMs. Our remaining revenue in 2004 was derived from sales to OEMs in the global construction market and other specialized transportation markets and, on a pro forma basis, sale of body structures for Ford GT automobiles. Demand for our products is also driven to a significant degree by preferences of the end-user of the commercial vehicle, particularly with respect to heavy-duty trucks. Unlike the automotive industry, commercial vehicle OEMs generally afford the ultimate end-user the ability to specify many of the component parts that will be used to manufacture the commercial vehicle, including a wide variety of cab interior styles and colors, the brand and type of seats, type of seat fabric and color and specific mirror styling. In addition, certain of our products are only utilized in heavy-duty trucks, such as our storage systems, sleeper boxes, sleeper bunks and privacy curtains, and, as a result, changes in demand for heavy-duty trucks or the mix of options on a vehicle generally has a greater impact on our business than do changes in the overall demand for commercial vehicles. For example, a heavy-duty truck with a sleeper cab can contain three times as many interior features as a heavy-duty truck with a day cab which increases our content per vehicle. To the extent that demand increases for higher content vehicles, our revenues and gross profit will be positively impacted.
      Along with North America, we have operations in Europe, Australia, Mexico and China. On an actual and pro forma basis, approximately 28% and 24%, respectively, of our revenues in 2004 have been derived from these operations. Our operating results are therefore impacted by exchange rate fluctuations to the extent we are unable to match revenues received in such currencies with costs incurred in such currencies. Strengthening of these foreign currencies as compared to the U.S. dollar, on an actual and pro forma basis, resulted in an approximately $11 million increase in our revenues in 2004 as compared to 2003. Because our costs were generally impacted to the same degree as our revenue, this exchange rate fluctuation did not have a material impact on our net income in 2004 as compared to 2003.
      In response to the last downturn in the commercial vehicle market from 2000 to 2003, we implemented a number of operating initiatives to improve our overall cost structure and operating efficiencies. These included:

•	eliminating excess production capacity through the closure and consolidation of four manufacturing facilities, two design centers and two assembly facilities;

•	implementing Lean Manufacturing and Total Quality Production System (“TQPS”) initiatives throughout many of our U.S. manufacturing facilities to improve operating efficiency and product quality;

•	reducing headcount for both salaried and hourly employees; and

•	improving our design capabilities and new product development efforts to focus on higher margin product enhancements.
      As a result of these initiatives, we improved our operating margins each year since 2000 despite a reduction in North American heavy-duty (Class 8) truck production of 28% from 252,000 units in 2000 to 182,000 units in 2003. We continuously seek ways to lower costs, improve manufacturing efficiencies and increase product throughput and intend to apply this philosophy to those operations recently acquired through the Mayflower and MWC acquisitions. We believe our ongoing cost saving initiatives and the establishment of our sourcing relationships in China will enable us to continue to lower manufacturing costs. In conjunction with the start-up of our Shanghai, China facility, we have established a relationship with Baird Asia Limited to assist us in sourcing products for use in our China facility as well as sourcing products for our operations in the United States at prices lower than we can purchase components today.
      Although OEM demand for our products is directly correlated with new vehicle production, we also have the opportunity to grow through increasing our product content per vehicle through cross-selling and bundling of products. We generally compete for new business at the beginning of the development of a new vehicle platform and upon the redesign of existing programs. New platform development generally begins at least one to three years before the marketing of such models by our customers. Contract durations for commercial vehicle products generally extend for the entire life of the platform, which is typically five to seven years.
      In sourcing products for a specific platform, the customer generally develops a proposed production timetable, including current volume and option mix estimates based on their own assumptions, and then sources business with the supplier pursuant to written contracts, purchase orders or other firm commitments in terms of price, quality, technology and delivery. In general, these contracts, purchase orders and commitments provide that the customer can terminate if a supplier does not meet specified quality and delivery requirements and, in many cases, they provide that the price will decrease over the proposed production timetable. Awarded business generally covers the supply of all or a portion of a customer’s production and service requirements for a particular product program rather than the supply of a specific quantity of products. Accordingly, in estimating awarded business over the life of a contract or other commitment, a supplier must make various assumptions as to the estimated number of vehicles expected to be produced, the timing of that production, mix of options on the vehicles produced and pricing of the products being supplied. The actual production volumes and option mix of vehicles produced by customers depend on a number of factors that are beyond a supplier’s control.
Recent Acquisitions
      On February 7, 2005, we acquired substantially all of the assets and liabilities related to Mayflower Vehicle Systems’ North American Commercial Vehicle Operations for $107.5 million, and Mayflower became a wholly owned subsidiary of Commercial Vehicle Group. The Mayflower acquisition was funded through an increase and amendment to our senior credit facility. Mayflower is the only non-captive producer of complete steel and aluminum truck cabs for the commercial vehicle sector in North America. Mayflower serves the North American commercial vehicle sector from three manufacturing locations, Norwalk, Ohio, Shadyside, Ohio and Kings Mountain, North Carolina, supplying three major product lines: cab frames and assemblies, sleeper boxes and other structural components. Through the Mayflower acquisition we believe we are the only supplier worldwide to offer complete cab systems in sequence, integrating interior trim and seats with the cab structure. The acquisition gives us the leading position in North American cab structures and the number two position in complete cab assemblies, as well as full service cab and sleeper engineering and development capabilities with a technical facility located near Detroit, Michigan. Moreover, the Mayflower acquisition broadens our revenue base at International, Volvo/ Mack, Freightliner, PACCAR and Caterpillar and enhances our cross-selling opportunities. We anticipate that in addition to new opportunities, the Mayflower acquisition will provide significant cost saving opportunities. As we have complementary customers with Mayflower, this will also balance revenue distribution and strengthen customer relationships. For the year ended December 31, 2004, Mayflower recorded revenues of $206.5 million and operating income of $21.6 million. We estimate that the future tax benefits related to the deductibility of goodwill and intangible asset amortization to have an estimated present value of $12 million.
      On June 3, 2005, we acquired all of the stock of Monona Corporation, the parent of MWC, for $55.0 million, and MWC became a wholly owned subsidiary of Commercial Vehicle Group. The MWC acquisition was funded through an increase and amendment to our senior credit facility. MWC is a leading manufacturer of complex, electronic wire harnesses and related assemblies used in the global heavy equipment, commercial vehicle, heavy-truck and specialty and military vehicle markets. It also produces panel assemblies for commercial equipment markets and cab frame assemblies for Caterpillar. MWC’s wire harness assemblies are critical, complex products that are the primary electrical current carrying devices within vehicle systems. MWC offers approximately 4,500 different wire harness assemblies for its customers, which include leading OEMs such as Caterpillar, Deere & Co. and Oshkosh Truck. MWC operates from primary manufacturing operations in the U.S. and Mexico and we believe it is cost competitive on a global basis. The MWC acquisition will enhance our ability to offer comprehensive cab systems to our customers, expands our electronic assembly capabilities, adds Mexico manufacturing capabilities and offers significant cross-selling opportunities over a more diversified base of customers. For the fiscal year ended January 31, 2005, MWC recorded revenues of $85.5 million and operating income of $9.6 million.
      On August 8, 2005, we acquired all of the stock of Cabarrus Plastics, Inc. for $12.1 million, and CPI became an indirect wholly owned subsidiary of Commercial Vehicle Group. CPI is a manufacturer of custom injection molded products primarily for the recreational vehicle market. The CPI acquisition was financed with cash on hand.
Basis of Presentation
      Onex, Hidden Creek and certain other investors acquired Trim Systems in 1997 and each of Commercial Vehicle Systems, or CVS, and National/ KAB Seating in 2000. Each of these companies was initially owned through separate holding companies. The operations of CVS and National/ KAB Seating were formally combined under a single holding company, now known as Commercial Vehicle Group, Inc., on March 28, 2003. In connection with our initial public offering, Trim Systems became a wholly owned subsidiary of Commercial Vehicle Group on August 2, 2004. Because these businesses were under common control since their respective dates of acquisition, their respective historical results of operations have been combined for the periods in which they were under common control based on their respective historical basis of accounting. Our results of operations include the results of Mayflower and MWC since the date of their respective acquisitions.
Results of Operations
      The table below sets forth certain operating data expressed as a percentage of revenues for the periods indicated:

				Nine Months
				Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	83.4	82.7	81.4	81.9	82.2

Gross profit	16.6	17.3	18.6	18.1	17.8
Selling, general and administrative expenses	8.0	8.4	7.6	7.6	5.7
Noncash option charge	0.0	0.0	2.7	3.6	0.0
Amortization expense	0.1	0.1	0.0	0.0	0.0

Operating income	8.5	8.8	8.3	6.9	12.1
Other (income) expense	0.4	1.1	(0.3)	(0.9)	(0.7)
Interest expense	4.3	3.4	1.9	2.1	1.7
Loss on early extinguishment of debt	0.0	1.0	0.4	0.6	0.3

Income before income taxes and cumulative effect of change in accounting	3.8	3.3	6.3	5.1	10.8
Provision for income taxes	1.7	1.9	1.7	0.9	4.1

Income before cumulative effect of change in accounting	2.1	1.4	4.6	4.2	6.7
Cumulative effect of change in accounting	17.3	0.0	0.0	0.0	0.0

Net income (loss)	(15.2)%	1.4%	4.6%	4.2%	6.7%

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004
      Revenues. Revenues increased $275.2 million, or 98.6%, to $554.4 million in the nine months ended September 30, 2005 from $279.2 million in the nine months ended September 30, 2004. This increase resulted primarily from the Mayflower, MWC and CPI acquisitions which equated to approximately $218.5 million of increased revenue. In addition, a 36.0% increase in North American heavy truck production and organic growth equated to approximately $47.1 million of increased revenues while higher OEM sales in the European and Asian seating markets increased revenues approximately $8.5 million. Favorable foreign exchange fluctuations also added approximately $1.1 million of revenues over the prior year period.
      Gross Profit. Gross profit increased $48.3 million, or 95.5%, to $98.9 million in the nine months ended September 30, 2005 from $50.6 million in the nine months ended September 30, 2004. As a percentage of revenues, gross profit decreased to 17.8% in the nine months ended September 30, 2005 as compared to 18.1% in the nine months ended September 30, 2004. This decrease resulted primarily from the reduced gross profit margins of the Mayflower, MWC and CPI acquisitions as well as continuing pressures on raw material commodities such as steel and petroleum-based products and services versus the prior year period.
      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $10.3 million to $31.6 million in the nine months ended September 30, 2005 from $21.3 million in the nine months ended September 30, 2004. This increase resulted principally from the Mayflower, MWC and CPI acquisitions as well as additional costs related to the overall growth and costs related to being a public company versus the prior year period.
      Amortization Expense. Amortization expense increased $132 thousand to $217 thousand in the nine months ended September 30, 2005 from $85 thousand in the nine months ended September 30, 2004.
      Other (Income) Expense. We use forward exchange contracts to hedge foreign currency transaction exposures related primarily to our United Kingdom operations. We estimate our projected revenues and purchases in certain foreign currencies or locations and will hedge a portion of the anticipated long or short position. We have not designated any of our forward exchange contracts as cash flow hedges, electing instead to mark-to-market the contracts and record the fair value of the contracts in our balance sheets, with the offsetting noncash gain or loss recorded in our consolidated statements of operations. The $3.6 million gain in the nine months ended September 30, 2005 and the $2.5 million gain in the nine months ended September 30, 2004 primarily represent the noncash change in value of the forward exchange contracts in existence at the end of each respective period.
      Interest Expense. Interest expense increased $3.5 million to $9.5 million in the nine months ended September 30, 2005 from $5.9 million in the nine months ended September 30, 2004. This increase reflects an increase in total debt during the respective periods with the addition of debt related to the Mayflower and MWC acquisitions.
      Loss on Early Extinguishment of Debt. As a part of the combination of CVG and Trim Systems, we wrote-off capitalized debt financing costs as well as certain costs incurred in connection with our credit agreement amendment. Total capitalized costs written-off and amendment costs expensed during the nine months ended September 30, 2004 approximated $1.6 million. In connection with the receipt of proceeds from the $150.0 million senior notes transaction and the stock offering during the nine months ended September 30, 2005, we reduced our existing credit facility and wrote-off a portion of our capitalized debt financing costs of approximately $1.5 million.
      Provision for Income Taxes. Our effective tax rate was 38.1% for the nine months ended September 30, 2005 and 18.1% for the same period in 2004. We have an income tax provision of $22.7 million in the nine months ended September 30, 2005 and a provision for income tax of $2.6 million in the nine months ended September 30, 2004. The increase in effective rate quarter over quarter can be primarily attributed to our tax position in certain geographical regions and changes in federal and state rates from the prior year period in addition to the utilization of net operating loss carry-forwards during the nine months ended September 30, 2004.
      Net Income. Net income increased $25.5 million to $37.0 million in the nine months ended September 30, 2005, compared to $11.5 million in the nine months ended September 30, 2004, primarily as a result of the factors discussed above.
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
      Revenues. Revenues increased $92.9 million, or 32.3%, to $380.4 million for the year ended December 31, 2004 from $287.6 million for the year ended December 31, 2003. We believe this increase resulted primarily from:

•	an increase in North American heavy-duty truck production as well as an increase in production levels for other North American end markets, which resulted in approximately $67 million of increased revenues;

•	new business awards related to seats, mirrors and interior trim, which resulted in approximately $13 million of increased revenues; and

•	favorable foreign exchange fluctuations of approximately $11 million.
      Gross Profit. Gross profit increased $21.1 million, or 42.4%, to $70.8 million for the year ended December 31, 2004 from $49.7 million for the year ended December 31, 2003. As a percentage of revenues, gross profit increased to 18.6% for the year ended December 31, 2004 from 17.3% for the year ended December 31, 2003. We believe this increase resulted primarily from the revenue increases discussed above and our ability to convert on the revenue increases at an overall incremental margin of 25% without having to incur additional fixed costs to support the increased revenues. In addition, we continued to seek material cost reductions, reductions in packaging costs and labor efficiencies to generate additional profits during the year ended December 31, 2004.
      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $4.7 million, or 19.4%, to $29.0 million for the year ended December 31, 2004 from $24.3 million for the year ended December 31, 2003. We believe this increase resulted principally from increases in wages and the cost of additional resources to accommodate product innovation and growth in the commercial vehicle sector as well as cost associated with being a public company.
      Noncash Option Charge. To reward our senior management team for its success in reducing operating costs, integrating businesses and improving processes through cyclical periods, we granted options to purchase an aggregate of 910,869 shares of our common stock to 16 members of our management team in May 2004. The exercise price for such options is $5.54 per share. As modified, such options have a ten-year term with 100% of such options being currently exercisable. We incurred a noncash compensation charge of $10.1 million in the second quarter of 2004 as a result of the grant of these options. This noncash compensation charge equals the difference between $5.54 and the fair market value of our common stock as of the grant date of these options.
      Amortization Expense. Amortization expense decreased 42.2%, to $107,000 for the year ended December 31, 2004 from $185,000 for the year ended December 31, 2003. This reduction was primarily the result of the decrease in deferred financing costs from the prior year period.
      Other (Income) Expense. We use forward exchange contracts to hedge foreign currency transaction exposures of our United Kingdom operations. We estimate our projected revenues and purchases in certain foreign currencies or locations and will hedge a portion of the anticipated long or short position. We have not designated any of our forward exchange contracts as cash flow hedges, electing instead to mark-to-market the contracts and record the fair value of the contracts on our balance sheet, with the offsetting noncash gain or loss recorded in our statement of operations. The $1.2 million gain for the year ended December 31, 2004 and the $3.2 million loss for the year ended December 31, 2003 represent the noncash change in value of the forward exchange contracts in existence at the end of each period.
      Interest Expense. Interest expense decreased $2.6 million, or 26.1%, to $7.2 million for the year ended December 31, 2004 from $9.8 million for the year ended December 31, 2003. This decrease reflects a reduction in total debt of $73.5 million.
      Loss on Early Extinguishment of Debt. As part of our August 2004 initial public offering, we wrote off capitalized debt financing costs which approximated $1.6 million. As part of the combination of CVS and National/ KAB Seating during March 2003, we wrote-off capitalized debt financing costs as well as certain costs incurred in connection with a credit agreement amendment. Total capitalized costs written-off and amendment costs expensed during the twelve months ended December 31, 2003 approximated $3.0 million.
      Provision for Income Taxes. Our effective tax rate during the year ended December 31, 2004 was 27.1% compared to 57.1% for 2003. Provision for income taxes increased $1.2 million to $6.5 million for the year ended December 31, 2004, compared to an income tax provision of $5.3 million for the year ended December 31, 2003. The decrease in effective rate is due to the reversal of the existing valuation allowance after consideration of our future prospects.
      Net Income. Net income increased $13.5 million to $17.4 million for the year ended December 31, 2004, compared to $4.0 million for the year ended December 31, 2003, primarily as a result of the factors discussed above.
Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
      Revenues. Revenues decreased $11.1 million, or 3.7%, to $287.6 million in 2003 from $298.7 million in 2002. Factors impacting the decline in revenues in 2003 included a decrease in North America heavy duty truck, bus and other customized transportation markets production volumes, which resulted in $17.5 million of decreased revenues and a $9.5 million decrease in certain trim-related products. These factors were partially offset by strong OEM sales in the Asian construction seating market of approximately $9.0 million as a result of rising demand for construction equipment in Asia to accommodate economic growth in that region and favorable foreign exchange fluctuations of $7.1 million.
      Gross Profit. Gross profit increased $0.2 million, or 0.4%, to $49.7 million in 2003 from $49.5 million in 2002. As a percentage of revenues, gross profit increased to 17.3% in 2003 from 16.6% in 2002. We believe the $0.2 million increase in gross profit resulted primarily from the continued implementation of our Lean Manufacturing and TQPS initiatives and the corresponding reduction in scrap and overtime expenses at our Vonore, TN facility, as offset by the reduction in revenues described above.
      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $0.4 million, or 1.4%, to $24.3 million in 2003 from $23.9 million in 2002. This increase resulted from $0.3 million of cost efficiency improvements, offset by approximately $0.7 million of unfavorable foreign exchange fluctuations.
      Amortization Expense. Amortization expense increased 51.6%, to $185,000 in 2003 from $122,000 in 2002.
      Other (Income) Expense. The $3.2 million loss in 2003 and the $1.1 million loss in 2002 represent the noncash change in value of the forward exchange contracts in existence at the end of each year.
      Interest Expense. Interest expense decreased $3.1 million, or 24.3%, to $9.8 million in 2003 from $12.9 million in 2002. This decrease reflects a reduction in average total debt of $6.4 million and a decrease in interest rates.
      Loss on Early Extinguishment of Debt. As part of the combination of CVS and National/KAB Seating during March 2003, we wrote-off capitalized debt financing costs as well as certain costs incurred in connection with a credit agreement amendment. Total capitalized costs written-off and amendment costs expensed approximated $3.0 million.
      Provision for Income Taxes. Our effective tax rate was 57.1% in 2003 and 46.0% before the cumulative effect of a change in accounting principle in 2002. Provision for income taxes increased $0.1 million, or 0.6%, to $5.3 million in 2003 from $5.2 million in 2002. The increase in the effective tax rate relates to the mix of income and loss among our North American and European tax jurisdictions and among our subsidiaries and their individual tax jurisdictions.
      Cumulative Effect of Change in Accounting. The cumulative effect of change in accounting for 2002 represented the write-off of goodwill as a result of our adoption of the provisions of SFAS No. 142, effective January 1, 2002 (see “Critical Accounting Policies and Estimates” below).
      Net Income. Net income for 2003 increased by $49.4 million to $4.0 million, from ($45.4) million in 2002, primarily as a result of the factors discussed above.

Restructuring and Asset Impairment Charges
      In 2000, we recorded a $5.6 million restructuring charge as part of our cost and efficiency initiatives, closing two manufacturing facilities, two administrative centers, and reorganizing our manufacturing and administrative functions. Approximately $1.7 million of the charge was related to employee severance and associated benefits for the 225 terminated employees, approximately $2.6 million related to lease and other contractual commitments associated with the facilities and approximately $1.3 million of asset impairments related to the write-down of assets. All employees were terminated by the end of 2001. Our contractual commitments continue through 2005.
      In 2001, we continued our cost and efficiency initiatives and closed a third manufacturing facility. Of the total $0.4 million restructuring charge, approximately $0.1 million related to employee severance and associated benefits for 77 employees and approximately $0.3 million related to lease and other contractual commitments associated with the facility. All employees were terminated by the end of 2002. The contractual commitments continue through 2009.
      A summary of restructuring activities is as follows:

	Balance at		Balance at		Balance at
	December 31,	Payments/	December 31,	Payments/	December 31,
	2002	Utilization	2003	Utilization	2004

	(Dollars in thousands)
Facility exit and other contractual costs	$1,177	$(390)	$787	$(509)	$278
Employee costs	98	(98)	—	—	—

Total	$1,275	$(488)	$787	$(509)	$278

Liquidity and Capital Resources

Cash Flows
      For the nine months ended September 30, 2005, we generated cash from operations of $26.8 million compared to $21.5 million from the prior year period, primarily as a result of the increase in operating earnings and the Mayflower, MWC and CPI acquisitions. Cash from operations during 2004 was $34.2 million, compared to $10.4 million in 2003 and $18.2 million in 2002.
      Net cash used in investing activities was $184.9 million for the nine months ended September 30, 2005 and $3.9 million for the comparable period in 2004. The amounts used in 2005 reflect both capital expenditure purchases and the Mayflower, MWC and CPI acquisitions. Net cash used in investing activities during 2004 was $8.9 million, compared to $6.0 million in 2003 and $4.9 million in 2002. All net cash used in investing activities was for capital expenditures, primarily for equipment and tooling purchases related to new or replacement programs and current equipment upgrades. We continue to focus on cash management and expect future annual capital expenditures to be below the level of our annual depreciation expense.
      Net cash provided by financing activities totaled $183.7 million for the nine months ended September 30, 2005, compared to net cash used of $2.7 million in the same period of 2004. The net cash from financing activities in 2005 was principally related to additional borrowings related to the acquisitions of Mayflower and MWC, the use of cash on hand for the acquisition of CPI and the amendments to our senior credit facility. Net cash used in financing activities for 2004 totaled $28.4 million, compared to $2.8 million in 2003 and $14.8 million during 2002. The net cash used during 2004 and 2003 was principally related to repayments of outstanding borrowings under our senior credit facilities. The net cash used in 2002 was the result of $17.3 million of repayments under our senior credit facilities, offset by the issuance of $2.5 million of subordinated debt to certain of our principal stockholders.

Debt and Credit Facilities
      As of September 30, 2005, we had an aggregate of $191.6 million of outstanding indebtedness excluding $2.1 million of outstanding letters of credit under various financing arrangements. We were in compliance with all of our respective financial covenants under our debt and credit facilities as of September 30, 2005.
      In August 2004, in connection with our initial public offering, we entered into a $105.0 million senior credit facility, consisting of a $65.0 million term loan and a $40.0 million revolving line of credit. We used borrowings under the term loan, together with proceeds of the offering to repay all of our existing borrowings under our then existing senior credit facilities and to repay all of our then existing subordinated indebtedness. In connection with this senior credit facility, we recorded a loss in the third quarter of 2004 on the early extinguishment of debt of approximately $1.6 million related to unamortized deferred financings fees.
      In February 2005, in connection with the Mayflower acquisition, we amended our senior credit facility to increase the revolving credit facility from $40.0 million to $75.0 million and the term loans from $65.0 million to $145.0 million. We used borrowings of approximately $106.4 million under our amended senior credit facility to fund substantially all of the purchase price for the Mayflower acquisition.
      On June 3, 2005, in connection with the MWC acquisition, we amended our senior credit facility to increase the revolving credit facility from $75.0 million to $100.0 million. In addition, the amendment increased certain baskets in the lien, investments and asset disposition covenants to reflect the Company’s increased size as a result of the Mayflower and MWC acquisitions. We used revolving credit borrowings of approximately $58.0 million under our amended senior credit facility to fund substantially all of the purchase price for the MWC acquisition.
      On July 6, 2005, we completed the equity offering and the offering of the outstanding notes. We used the net proceeds of these offerings of approximately $190.8 million to repay a portion of the borrowings under our senior credit facility. In connection with the offering of the outstanding notes, we entered into an additional amendment to our senior credit facility which provides for, among other things, the incurrence of debt in connection with the offering of the outstanding notes and the application of the net proceeds therefrom.
      As of September 30, 2005, we had outstanding indebtedness of $2.6 million under our revolving credit facility and $39.0 million under our term loan facility. The weighted average rate on these borrowings, for the quarter ended September 30, 2005, ranged from 6.8% with respect to the revolving borrowings to 6.0% for the term loan borrowings.
      The revolving credit facility is available until January 31, 2010 and the term loans are due and payable on December 31, 2010. Based on the provisions of EITF 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments, approximately $2.0 million third party fees relating to the credit agreement were capitalized at September 30, 2005 and are being amortized over the life of the credit agreement.
      Under the terms of our senior credit facility, availability under the revolving credit facility is subject to the lesser of (i) a borrowing base that is equal to the sum of (a) 80% of eligible accounts receivable plus (b) 50% of eligible inventory; or (ii) $100.0 million. Borrowings under the senior credit facility bear interest at a floating rate which can be either the prime rate or LIBOR plus the applicable margin to the prime rate and LIBOR borrowings based on our leverage ratio. The senior credit facility contains various financial covenants, including a minimum fixed charge coverage ratio of not less than 1.30, and a minimum ratio of EBITDA to cash interest expense of not less than 2.50, in each case for the twelve month period ending on December 31 of each year, a limitation on the amount of capital expenditures of not more than $25.0 million in any fiscal year and a maximum ratio of total indebtedness to EBITDA as of the last day of each fiscal quarter as set forth below:

Maximum
Total Leverage
Quarter(s) Ending	Ratio

3/31/05 through 9/30/05	3.00 to 1.00
12/31/05 through 9/30/06	2.75 to 1.00
12/31/06 and each fiscal quarter thereafter	2.50 to 1.00
      The senior credit facility also contains covenants restricting certain corporate actions, including asset dispositions, acquisitions, dividends, changes of control, incurring indebtedness, making loans and investments and transactions with affiliates. If we do not comply with such covenants or satisfy such ratios, our lenders could declare a default under the senior credit facility, and our indebtedness thereunder could be declared immediately due and payable. The senior credit facility is collateralized by substantially all of our assets. The senior credit facility also contains customary events of default.
      In addition, prior to May 2, 2005, we also had $6.5 million of indebtedness from borrowings financed through the issuance of industrial development bonds relating to our Vonore, Tennessee facility. These borrowings had a final maturity of August 1, 2006 and bore interest at a variable rate which was adjusted on a weekly basis by the placement agent such that the interest rate on the bonds was sufficient to cause the market value of the bonds to be equal to, as nearly as practicable, 100% of their principal amount. On May 2, 2005 we redeemed these bonds for approximately $6.5 million.
      We believe that cash flow from operating activities together with available borrowings under our senior credit facility will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for at least the next twelve months. Capital expenditures for fiscal 2005 are anticipated to be approximately $21 million. We regularly review acquisition and additional opportunities, which may require additional debt or equity financing.
Contractual Obligations and Commercial Commitments
      The following tables reflect our contractual obligations as of December 31, 2004 on an actual and pro forma basis giving effect to the Mayflower acquisition, the MWC acquisition, the offering of the outstanding notes and the equity offering.

Actual

	Payments Due by Period

		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(Dollars in thousands)
Long-term debt obligations	$53,925	$4,884	$19,320	$22,585	$7,136
Operating lease obligations	17,480	5,082	7,141	4,724	533

Total	$71,405	$9,966	$26,461	$27,309	$7,669

Pro Forma for the Offering of the Outstanding Notes and the Equity Offering

	Payments Due by Period

		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(Dollars in thousands)
Long-term debt obligations	$190,988	$11,190	$10,213	$14,122	$155,463
Operating lease obligations	21,651	6,703	9,006	5,409	533

Total	$212,639	$17,893	$19,219	$19,531	$155,996

      In addition to the obligations noted above, we have obligations reported as other long-term liabilities that consist principally of pension and postretirement benefits, facility closure and consolidation costs, forward contracts, loss contracts and other items. We also enter into agreements with our customers at the beginning of a given platform’s life to supply products for the entire life of that vehicle platform, which is typically five to seven years. These agreements generally provide for the supply of a customer’s production requirements for a particular platform, rather than for the purchase of a specific quantity of products. Accordingly, our obligations under these agreements are not reflected in the contractual obligations table above.
      As of December 31, 2004 and September 30, 2005, we were not party to significant purchase obligations for goods or services.
Off-Balance Sheet Arrangements
      We use standby letters of credit to guarantee our performance under various contracts and arrangements, principally in connection with our workers compensation liabilities and for leases on equipment and facilities. These letter of credit contracts are usually extended on a year-to-year basis. As of December 31, 2004 and September 30, 2005, we had outstanding letters of credit of $2.8 million and $2.1 million respectively. We do not believe that these letters of credit will be required to be drawn.
      We currently have no non-consolidated special purpose entity arrangements.
Critical Accounting Policies and Estimates
      Our significant accounting policies are more fully described in Note 2 of our consolidated financial statements. Certain of our accounting policies require the application of significant judgment by us in selecting appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. On an ongoing basis, we evaluate estimates, including those related to revenue recognition and sales commitments, valuation of goodwill, accounting for income taxes and defined benefit pension plan assumptions. We base our estimates on historical experience and assumptions believed to be reasonable under the circumstances. Those estimates form the basis for our judgments that affect the amounts reported in our financial statements. Ultimate results could differ from our estimates under different assumptions or conditions.
      Revenue Recognition and Sales Commitments. We recognize revenue as our products are shipped from our facilities to our customers, which is when title passes to the customer for substantially all of our sales. We enter into agreements with our customers at the beginning of a given platform’s life to supply products for that platform. Once we enter into such agreements, fulfillment of our purchasing requirements is our obligation for the entire production life of the platform, with terms generally ranging from five to seven years, and we have no provisions to terminate such contracts. In certain instances, we may be committed under existing agreements to supply product to our customers at selling prices that are not sufficient to cover the direct cost to produce such product. In such situations, we record a liability for the estimated future amount of such losses. Such losses are recognized at the time that the loss is probable and reasonably estimable and are recorded at the minimum amount necessary to fulfill our obligations to our customers. The estimated amount of such losses was approximately $0.6 million at December 31, 2004 and $0.2 million as of September 30, 2005. We believe such estimate is reasonable and we do not anticipate additional losses; however, any change in the estimate will result in a change in period income (loss). We are subjected to warranty claims for products that fail to perform as expected due to design or manufacturing deficiencies. Customers continue to require their outside suppliers to guarantee or warrant their products and bear the cost of repair or replacement of such products. Depending on the terms under which we supplied products to our customers, a customer may hold us responsible for some or all of the repair or replacement costs of defective products, when the product supplied did not perform as represented. Our policy is to reserve for estimated future customer warranty costs based on historical trends and current economic factors.

      Valuation of Goodwill. Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Under SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and intangible assets with indefinite lives are no longer amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. We adopted SFAS No. 142 effective January 1, 2002.
      Upon adoption of SFAS No. 142, we completed step one of the transitional goodwill impairment test, using a combination of valuation techniques, including the discounted cash flow approach and the market multiple approach, for each of our three reporting units. Upon completion of the required assessments under SFAS No. 142, we determined that the fair market value of the goodwill assigned to two of our reporting units was lower than its book value, resulting in an after-tax transitional impairment charge of approximately $51.6 million. The write-off was recorded as a cumulative effect of a change in accounting principle in our consolidated statement of operations for the quarter ended March 31, 2002. Under the valuation techniques and approach applied by us in our SFAS No. 142 analysis, a change in certain key assumptions applied, such as the discount rate, projected future cash flows and mix of cash flows by geographic region could significantly impact the results of our assessment. The estimates we used are based upon reasonable and supportable assumptions and consider all available evidence. However, there is inherent uncertainty in estimating future cash flows and termination values.
      We perform impairment tests annually, during the second quarter, and whenever events or circumstances occur indicating that goodwill or other intangible assets might be impaired. Based upon our 2005 annual assessment, no impairment of goodwill was deemed to have occurred.
      Accounting for Income Taxes. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. In addition, tax expense includes the impact of differing treatment of items for tax and accounting purposes which result in deferred tax assets and liabilities which are included in our consolidated balance sheet. To the extent that recovery of deferred tax assets is not likely, we must establish a valuation allowance. Significant judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. As of December 31, 2003, we had recorded a valuation allowance of $3.8 million. As of December 31, 2004, we determined that we no longer require a valuation allowance due to the likelihood of recovery in future periods. In the event that our actual results differ from our estimates or we adjust these estimates in future periods, the effects of these adjustments could materially impact our financial position and results of operations. The net deferred tax asset was $14.1 million and $19.8 million as of December 31, 2004 and September 30, 2005, respectively.
      Commercial Vehicle Group Defined Benefit Pension Plan. We sponsor a defined benefit pension plan that covers certain of our hourly and salaried employees at our United Kingdom operations. Our policy is to make annual contributions to this plan to fund the normal cost as required by local regulations. In calculating obligation and expense, we are required to make certain actuarial assumptions. These assumptions include discount rate, expected long-term rate of return on plan assets and rates of increase in compensation. Our assumptions are determined based on current market conditions, historical information and consultation with and input from our actuaries. We have historically used December 31 as our annual measurement date. For 2004, we assumed a discount rate of 5.50% to determine our benefit obligations. Holding other variables constant (such as expected return on plan assets and rate of compensation increase), a one percentage point decrease in the discount rate would have increased our expense by $0.2 million and our benefit obligation by $8.1 million.
      We employ a building block approach in determining the expected long-term rate of return for plan assets, based on historical markets, long-term historical relationships between equities and fixed income investments and considering current market factors such as inflation and interest rates. Holding other variables constant (such as discount rate and rate of compensation increase), a one percentage point decrease in the expected long-term rate of return on plan assets would have increased our expense by $0.3 million. We expect to contribute approximately $1.2 million to our pension plans in 2005.
      We employ a total return investment approach in managing pension plan assets whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. At December 31, 2004, our pension assets were comprised of 52% equity securities, 25% debt securities and 23% other investments.
      Mayflower Defined Benefit Pension Plan and Postretirement Benefits. As part of the Mayflower acquisition, we also sponsor three defined benefit plans and two postretirement benefit plans that cover certain hourly and salaried Mayflower employees. Our policy is to make annual contributions to the defined benefit plans to fund the normal cost as required by federal regulations. In calculating the obligations and expenses for the plans, we are required to make certain actuarial assumptions. These assumptions include discount rate, expected long-term rate of return on plan assets, rates of increase in compensation, and rate of increase in the per capita cost of covered health care benefits. Our assumptions are determined based on current market conditions, historical information and consultation with and input from our actuaries. Mayflower has historically used December 31 as the annual measurement date. For 2004, Mayflower assumed a discount rate of 6.00% for the defined benefit pension plans and 5.7% for the postretirement benefit plans to determine the benefit obligations. Holding other variables constant for our defined benefit pension plans (such as expected return on plan assets and rate of compensation increase), a one percentage point decrease in the discount rate would have increased our expense by $0.5 million and our benefit obligation by $4.4 million.
      We employ a building block approach in determining the expected long-term rate of return for plan assets, based on historical markets, long-term historical relationships between equities and fixed income investments and considering current market factors such as inflation and interest rates. Holding other variables constant for the Mayflower defined benefit pension plans (such as discount rate and rate of compensation increase), a one percentage point decrease in the expected rate of return on plan assets would have increased our expense by $0.2 million. We expect to contribute approximately $1.0 million to the Mayflower pension plans in 2005.
      We employ a total return investment approach in managing the Mayflower pension plan assets whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. At December 31, 2004, the Mayflower pension assets were comprised of 40% fixed income securities and 60% equity securities.
      While any negative impact of these Critical Accounting Policies and Estimates would generally result in noncash charges to earnings, the severity of any charge and its impact on stockholders’ investment could adversely affect our borrowing agreements, cost of capital and ability to raise external capital. Our senior management has reviewed these Critical Accounting Policies and Estimates with the audit committee of our board of directors, and the audit committee has reviewed its disclosure in this management discussion and analysis.
Recent Accounting Pronouncements
      In December 2003, the FASB issued SFAS No. 132R, a revision to SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits. SFAS No. 132R does not change the measurement or recognition related to pension and other postretirement plans required by SFAS No. 87, Employers’ Accounting for Pensions, SFAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, and retains the disclosure requirements contained in SFAS No. 132. SFAS No. 132R requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132R is effective for financial statements with fiscal years ending after December 15, 2003, with the exception of disclosure requirements related to foreign plans and estimated future benefit payments which are effective for fiscal years ending after June 15, 2004. We have adopted the new disclosure requirements as effective in 2004.
      In November 2004, the FASB issued SFAS No. 151, Inventory Costs. SFAS No. 151 requires that abnormal amounts of idle facility expense, freight, handling costs, and spoilage be recognized as current-period charges. The Statement also requires that fixed production overhead be allocated to conversion costs based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred by the Company beginning in fiscal year 2006. We are in the process of determining the impact adoption of SFAS No. 151 will have on our results of operations.
      In December 2004, the FASB revised SFAS No. 123, Share Based Payment (SFAS No. 123R). SFAS No. 123R supersedes Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, which resulted in no stock-based employee compensation cost related to stock options if the options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. SFAS No. 123R requires recognition of employee services provided in exchange for a share-based payment based on the grant date fair market value. We are required to adopt SFAS No. 123R as of January 1, 2006. As of the effective date, SFAS No. 123R applies to all new awards issued as well as awards modified, repurchased, or cancelled. Additionally, for stock-based awards issued prior to the effective date, compensation cost attributable to future services will be recognized as the remaining service is rendered. We may also elect to restate prior periods by applying a modified retrospective method to periods prior to the effective date. We are in the process of determining which method of adoption we will elect as well as the potential impact on our consolidated financial statements upon adoption.
Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk
      We are exposed to various market risks, including changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange and interest rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes. We do enter into financial instruments, from time to time, to manage and reduce the impact of changes in foreign currency exchange rates and interest rates and to hedge a portion of future anticipated currency transactions of our United Kingdom operations. The counterparties are major financial institutions.
      We manage our interest rate risk by balancing the amount of our fixed rate and variable rate debt and through the use of interest rate protection agreements. The objective of the interest rate protection agreements is to more effectively balance our borrowing costs and interest rate risk and reduce financing costs. For fixed rate debt, interest rate changes affect the fair market value of such debt but do not impact earnings or cash flows. Conversely for variable rate debt, interest rate changes generally do not affect the fair market value of such debt, but do impact future earnings and cash flows, assuming other factors are held constant. At September 30, 2005, $41.6 million of our debt was variable rate debt. Holding other variables constant (such as foreign exchange rates and debt levels), a one percentage point change in interest rates would be expected to have an impact on pre-tax earnings and cash flows for the next year of approximately $0.4 million. The impact on the fair market value of our debt at September 30, 2005 would have been insignificant.
      At September 30, 2005, we had a rate cap agreement in place that capped the interest rate at 6.0% on $30.0 million of our variable rate indebtedness. Outstanding foreign currency forward exchange contracts at September 30, 2005 are more fully described in the notes to our financial statements included elsewhere in this filing. The fair value of these contracts at September 30, 2005 amounted to a net asset of $4.0 million, which is reflected in other assets in our condensed September 30, 2005 balance sheet. None of these contracts have been designated as cash flow hedges; thus, the change in fair value at each reporting date is reflected as a noncash charge (income) in our statement of operations. We may designate future forward exchange contracts as cash flow hedges.

Foreign Currency Risk
      Foreign currency risk is the risk that we will incur economic losses due to adverse changes in foreign currency exchange rates. We use forward exchange contracts to hedge foreign currency translation exposures of our United Kingdom operations. We estimate our projected revenues and purchases in certain foreign currencies or locations, and will hedge a portion or all of the anticipated long or short position. The contracts typically run from three months up to three years. These contracts are marked-to-market and the fair value is included in assets (liabilities) in our balance sheets, with the offsetting noncash gain or loss included in our statements of operations. We do not hold or issue foreign exchange options or forward contracts for trading purposes.
      Our primary exposures to foreign currency exchange fluctuations are pound sterling/ Eurodollar and pound sterling/ Japanese yen. At September 30, 2005, the potential reduction in earnings from a hypothetical instantaneous 10% adverse change in quoted foreign currency spot rates applied to foreign currency sensitive instruments would not have been significant. The foreign currency sensitivity model is limited by the assumption that all of the foreign currencies to which we are exposed would simultaneously decrease by 10% because such synchronized changes are unlikely to occur. The effects of the forward exchange contracts have been included in the above analysis; however, the sensitivity model does not include the inherent risks associated with the anticipated future transactions denominated in foreign currency.

Foreign Currency Transactions
      A significant portion of our revenues during the nine months ended September 30, 2005 and the year ended December 31, 2004 were derived from manufacturing operations outside of the United States. The results of operations and the financial position of our operations in these other countries are principally measured in their respective currency and translated into U.S. dollars. A significant portion of the expenses generated in these countries is in currencies different from which revenue is generated. As discussed above, from time to time, we enter into forward exchange contracts to mitigate a portion of this currency risk. The reported income of these operations will be higher or lower depending on a weakening or strengthening of the U.S. dollar against the respective foreign currency.
      A significant portion of our assets at September 30, 2005 are based in our foreign operations and are translated into U.S. dollars at foreign currency exchange rates in effect as of the end of each period, with the effect of such translation reflected as a separate component of stockholders’ investment. Accordingly, our stockholders’ investment will fluctuate depending upon the weakening or strengthening of the U.S. dollar against the respective foreign currency.
Effects of Inflation
      Inflation potentially affects us in two principal ways. First, a significant portion of our debt is tied to prevailing short-term interest rates that may change as a result of inflation rates, translating into changes in interest expense. Second, general inflation can impact material purchases, labor and other costs. In many cases, we have limited ability to pass through inflation-related cost increases due to the competitive nature of the markets that we serve. In the past few years, however, inflation has not been a significant factor.

INDUSTRY
      Within the commercial vehicle industry, we sell our products primarily to the heavy truck segment of the North American OEM market (54% of our 2004 sales), the North American aftermarket and OEM service organizations for use in heavy trucks (11% of our 2004 sales) and the construction segments of the global OEM market (18% of our 2004 sales). The majority of our remaining 17% of 2004 sales were to other global commercial vehicle markets.
Commercial Vehicle Supply Market Overview
      Commercial vehicles are used in a wide variety of end markets, including local and long-haul commercial trucking, bus, construction, mining, general industrial, marine, municipal and recreation. The commercial vehicle supply industry can generally be separated into two categories: (1) sales to OEMs, in which products are sold in relatively large quantities directly for use by OEMs in new commercial vehicles; and (2) “aftermarket” sales, in which products are sold as replacements in varying quantities to a wide range of OEM service organizations, wholesalers, retailers and installers. In the OEM market, suppliers are generally divided into tiers – “Tier 1” suppliers (like our company), who provide their products directly to OEMs, and “Tier 2” or “Tier 3” suppliers, who sell their products principally to other suppliers for integration into those suppliers’ own product offerings.
      Our largest end-market segment, the commercial truck industry, is supplied by heavy- and medium-duty commercial truck suppliers. The commercial truck supplier industry is highly fragmented and comprised of several large companies and many smaller companies. In addition, the heavy-duty (Class 8) truck supplier industry is characterized by relatively low production volumes as well as considerable barriers to entry, including the following: (1) significant capital investment requirements, (2) stringent OEM technical and manufacturing requirements, (3) high switching costs to shift production to new suppliers, (4) just-in-time delivery requirements to meet OEM needs and (5) strong brand name recognition. Foreign competition is limited in the North American commercial vehicle market due to many factors, including the need to be responsive to order changes on short notice, high shipping costs, customer concerns about quality given the safety aspect of many of our products and service requirements.
      Although OEM demand for our products is directly correlated with new vehicle production, suppliers like us also can grow by increasing their product content per vehicle through cross selling and bundling of products, further penetrating business with existing customers and gaining new customers and expanding into new geographic markets. We believe that companies with a global presence and advanced technology, engineering, manufacturing and support capabilities, such as our company, are well positioned to take advantage of these opportunities.
Commercial Truck Market
      Purchasers of commercial trucks include fleet operators, owner operators and other industrial end users. Commercial vehicles used for local and long-haul commercial trucking are generally classified by gross vehicle weight. Class 8 vehicles are trucks with gross weight in excess of 33,000 lbs. and Class 5 through 7 vehicles are trucks with gross weight from 16,001 lbs. to 33,000 lbs. The following table shows commercial vehicle production levels for 2000 through 2004 in North America:

	2000	2001	2002	2003	2004

	(Thousands of units)
Class 8 heavy trucks	252	146	181	182	269
Class 5 – 7 light and medium-duty trucks	215	185	191	194	240

Total	467	331	372	376	509

Source: ACT Research (February and May 2005).

      The following describes the major segments of the commercial vehicle market in which we compete:

Class 8 Truck Market
      The global Class 8 truck manufacturing market is concentrated in three primary regions: North America, Asia-Pacific and Europe. We believe that North America has the largest truck market of these three regions. The global Class 8 truck market is localized in nature due to the following factors: (1) the prohibitive costs of shipping components from one region to another, (2) the high degree of customization of Class 8 trucks to meet the region-specific demands of end users, and (3) the ability to meet just-in-time delivery requirements. According to ACT, four companies represented approximately 100% of North American Class 8 truck production in 2004. The percentages of Class 8 production represented by Freightliner, PACCAR, International and Volvo/ Mack were 36%, 25%, 20% and 19%, respectively. We supply products to all of these OEMs.
      Production of commercial vehicles in North America peaked in 1999 and experienced a downturn from 2000 to 2003 that was due to a weak economy, reduced sales following above-normal purchases in advance of new EPA emissions standards, an oversupply of new and used vehicle inventory and lower spending on commercial vehicles and equipment. Following a substantial decline from 1999 to 2001, truck unit production increased modestly to 181,000 units in 2002 from 146,000 units produced in 2001, due primarily to the purchasing of trucks that occurred prior to the October 2002 mandate for more stringent engine emissions requirements. Subsequent to the purchasing of trucks, truck production continued to remain at historically low levels due to the continuing economic recession and the reluctance of many trucking companies to invest during this period.
      In mid-2003, evidence of renewed growth emerged and truck tonmiles (number of miles driven multiplied by number of tons transported) began to increase. Accompanying the increase in truck tonmiles, new truck sales also began to increase. During the second half of 2003, new truck dealer inventories declined and, consequently, OEM truck order backlogs began to increase. According to ACT, monthly truck order rates began increasing significantly in December 2003. Class 8 new truck orders for 2004 were approximately 262,000 units, up 43% from approximately 184,000 units in 2003. Since 2003, all of the major OEMs have increased their truck build rates to meet the increased demand.
      The following table illustrates North American Class 8 truck build for the years 1998 to 2009:
North American Class 8 Truck Build Rates
(In thousands)

“E” — Estimated
Source: ACT Research (February and May 2005).
      According to ACT, unit production for 2005 is estimated to increase approximately 22% over 2004 levels to 327,000 units. According to the same source, truck unit production is expected to continue increasing in 2006, with projected unit production of 346,000 units. We believe that this projected increase is due to several factors, including (1) improvement in the general economy in North America, which is expected to lead to growth in the industrial sector, (2) corresponding growth in the movement of goods, which is expected to lead to demand for new trucks and increasing requirements of logistics companies, (3) rising hauler profits, (4) the growing acceptance of new engines and (5) under-investment during the recent recession and the growing need to replace aging truck fleets. ACT forecasts unit production to decline in 2007, due primarily to an increase in purchasing of trucks forecasted to occur in anticipation of the institution of more stringent EPA emissions standards in 2007.
      We believe the following factors are currently driving the North American Class 8 truck market:
      Economic Conditions. The North American truck industry is directly influenced by overall economic growth and consumer spending. Since truck OEMs supply the fleet lines of North America, their production levels generally match the demand for freight. The freight carried by these trucks includes consumer goods, machinery, food and beverages, construction equipment and supplies, electronic equipment and a wide variety of other materials. Since most of these items are driven by macroeconomic conditions, the truck industry tends to follow trends of gross domestic product, or GDP. Generally, given the dependence of North American shippers on trucking as a freight alternative, general economic conditions have been a primary indicator of future truck builds.
      Truck Freight Growth. ACT projects that total domestic truck freight will continue to increase over the next five years, driven by growth in GDP. In addition, national suppliers and distribution centers, burdened by the pricing pressure of large manufacturing and retail customers, have continued to reduce on-site inventory levels. This reduction requires freight handlers to provide “to-the-hour” delivery options. As a result, Class 8 heavy-duty trucks have replaced manufacturing warehouses as the preferred temporary storage facility for inventory. Since trucks are typically viewed as the most reliable and flexible shipping alternative, truck tonmiles, as well as truck platform improvements, should continue to increase in order to meet the increasing need for flexibility under the just-in-time system. ACT forecasts that total heavy-duty truck tonmiles will increase from 2,619 billion in 2004 to 2,999 billion in 2009, as summarized in the following graph:
Total U.S. Tonmiles (Class 8)
(Number of tonmiles in billions)

“E” — Estimated
Source: ACT Research (February and May 2005).

      Truck Replacement Cycle and Fleet Aging. In 2002, the average age of Class 8 trucks passed the ten-year average of 5.5 years. In 2003, the average age increased further to 5.9 years. The average fleet age tends to run in cycles as freight companies permit their truck fleets to age during periods of lagging demand and then replenish those fleets during periods of increasing demand. Additionally, as truck fleets age, their maintenance costs increase. Freight companies must therefore continually evaluate the economics between repair and replacement. Other factors, such as inventory management and the growth in less-than-truckload freight shipping, also tend to increase fleet mileage and, as a result, the truck replacement cycle. The chart below illustrates the average age of active U.S. Class 8 trucks:
Average Age of Active U.S. Class 8 Trucks
(Number of years)

Source: ACT Research (October 2004).
      Suppliers’ Relationships with OEMs. Supplier relationships with OEMs are long-term, close and cooperative in nature. OEMs must expend both time and resources to work with suppliers to form an efficient and trusted operating relationship. Following this investment, and in some cases, the designation of a supplier as standard, OEMs are typically hesitant to change suppliers given the potential for disruptions in production.

Commercial Truck Aftermarket
      Demand for aftermarket products tends to be less cyclical than OEM demand because vehicle owners are more likely to repair vehicles than purchase new ones during recessionary periods, and thus aftermarket demand generally is more stable during such periods. Demand for aftermarket products is driven by the quality of OEM parts, the number of vehicles in operation, the average age of the vehicle fleet, vehicle usage, the average useful life of vehicle parts and total tonmiles. The aftermarket is a growing market, as the overall size of the North American fleet of Class 8 trucks has continued to increase and is attractive because of the recurring nature of the sales. Additionally, aftermarket sales tend to be at a higher margin, as truck component suppliers are able to leverage their already established fixed cost base and exert moderate pricing power with their replacement parts. The recurring nature of aftermarket revenue provides some insulation to the overall cyclical nature of the industry, as it tends to provide a more stable stream of revenues.

Commercial Construction Vehicle Market
      Purchasers of heavy construction equipment (weighing over 12 metric tons) include construction companies, municipalities, local governments, rental fleet owners, quarrying and mining companies, waste management companies and forestry related concerns. Purchasers of light construction equipment (weighing under 12 metric tons) include contractors, rental fleet owners, landscapers, logistics companies and farmers. Sales of heavy construction equipment are particularly dependent on the level of major infrastructure construction and repair projects such as highways, dams and harbors, which is a function of government spending and economic growth. The principal factor influencing sales of light construction equipment is the level of residential and commercial construction, remodeling and renovation, which in turn is influenced by interest rates.

Military Equipment Market
      We supply products for heavy- and medium-payload tactical trucks that are used by the U.S. military and other foreign militaries. Sales and production of these vehicles are influenced by overall defense spending both by the U.S. government and foreign governments and the presence of military conflicts and potential military conflicts throughout the world. Demand for these vehicles is expected to increase as the result of the continuing conflict in the Middle East. Additionally, demand has also increased for remanufacturing and replacement of the large fleet of vehicles that have served in the Middle East due to over-use and new armor and technology requirements.
Commercial Vehicle Industry Trends
      Our performance and growth are directly related to trends in the commercial vehicle market that are focused on end-user retention, comfort and safety. These commercial vehicle industry trends include the following:
      System Sourcing. Commercial vehicle OEMs are beginning to seek suppliers capable of providing fully-engineered, complete systems rather than suppliers who produce the separate parts that comprise a system. By outsourcing complete systems, OEMs are able to reduce the costs associated with the design and integration of different components and improve quality by requiring their suppliers to assemble and test major portions of the vehicle prior to beginning production. In addition, OEMs are able to develop more efficient assembly processes when complete systems are delivered in sequence rather than as individual parts or components.
      Globalization of Suppliers. To serve multiple markets more cost effectively, many commercial vehicle OEMs are manufacturing global vehicle platforms that are designed in a single location but are produced and sold in many different geographic markets around the world. Having operations in the geographic markets in which OEMs produce their global platforms enables suppliers to meet OEMs’ needs more economically and more efficiently.
      Shift of Design and Engineering to Suppliers. OEMs are focusing their efforts on brand development and overall vehicle design, instead of the design of individual vehicle systems. OEMs are increasingly looking to their suppliers to provide suggestions for new products, designs, engineering developments and manufacturing processes. As a result, Tier 1 suppliers are gaining increased access to confidential planning information regarding OEMs’ future vehicle designs and manufacturing processes. Systems and modules increase the importance of Tier 1 suppliers because they generally increase the Tier 1 suppliers’ percentage of vehicle content.
      Broad Manufacturing Capabilities. With respect to commercial vehicle interiors, OEMs are requiring their suppliers to manufacture interior systems and products utilizing alternative materials and processes in order to meet OEMs’ demand for customized styling or cost requirements. In addition, while OEMs seek to differentiate their vehicles through the introduction of innovative interior features, suppliers are proactively developing new interior products with enhanced features.
      Ongoing Supplier Consolidation. The worldwide commercial vehicle supply industry is in the early stages of consolidating as suppliers seek to achieve operating synergies through business combinations, shift production to locations with more flexible work rules and practices, acquire complementary technologies, build stronger customer relationships and follow their OEM customers as they expand globally. Suppliers need to provide OEMs with single-point sourcing of integrated systems and modules on a global basis, and this is expected to drive further industry consolidation. Furthermore, the cost focus of most major OEMs has forced suppliers to reduce costs and improve productivity on an ongoing basis, including by achieving economies of scale through consolidation.

BUSINESS
Our Company
      We are a leading supplier of fully integrated system solutions for the global commercial vehicle market, including the heavy-duty truck market, the construction and agriculture markets and the specialty and military transportation markets. As a result of our strong leadership in cab-related products and systems, we are positioned to benefit from the increased focus of our customers on cab design and comfort and convenience features to better serve their end user, the driver. Our products include suspension seat systems, interior trim systems (including instrument panels, door panels, headliners, cabinetry and floor systems), cab structures and components, mirrors, wiper systems, electronic wire harness assemblies and controls and switches specifically designed for applications in commercial vehicles.
      We are differentiated from suppliers to the automotive industry by our ability to manufacture low volume customized products on a sequenced basis to meet the requirements of our customers. We believe that we have the number one or two position in most of our major markets and that we are the only supplier in the North American commercial vehicle market that can offer complete cab systems including cab body assemblies, sleeper boxes, seats, interior trim, flooring, wire harnesses, panel assemblies and other structural components. We believe our products are used by virtually every major North American commercial vehicle OEM, which we believe creates an opportunity to cross-sell our products and offer a fully integrated system solution.
      We pursue growth in sales and earnings by offering our customers innovative products and system solutions, emphasizing continuous improvement in the operating performance of our businesses and by acquiring businesses that expand our product range, augment our system solution capabilities, strengthen our customer relationships and expand our geographic footprint. In the past year, we have separately acquired three commercial vehicle supply businesses that meet these acquisition criteria.

•	On February 7, 2005, we acquired substantially all of the assets and liabilities related to Mayflower Vehicle Systems’ North American Commercial Vehicle Operations for $107.5 million. This acquisition makes us the only non-captive producer of steel and aluminum cabs and sleeper box assemblies for the North American Class 8 truck market. The Mayflower acquisition will allow us to offer our truck customers a completely furnished vehicle cab and provide us earlier visibility on cab structure designs and concepts, which will provide us with advantages in our other cab products.

•	On June 3, 2005 we acquired the stock of Monona Corporation, the parent of MWC, for $55.0 million. MWC specializes in low volume electronic wire harnesses and instrument panel assemblies and also assembles cabs for the construction market. The MWC acquisition will enhance our ability to offer integrated electronics and instrument panel assemblies, expand our cab assembly capabilities into new end markets and provide us with a world class Mexican assembly operation strategically located near several of our existing OEM customers.

•	On August 8, 2005, we acquired all of the stock of Cabarrus Plastics, Inc. for $12.1 million, and CPI became an indirect wholly owned subsidiary of Commercial Vehicle Group. CPI is a manufacturer of custom injection molded products primarily for the recreational vehicle market.
      Approximately 59% of our pro forma 2004 sales were to the leading heavy-duty truck OEMs, Freightliner (DaimlerChrysler), PACCAR, International (Navistar) and Volvo/ Mack. The MWC acquisition increases our presence in the construction and agriculture market particularly at Caterpillar and Deere & Co., as well as Oshkosh Truck Corporation, a leader in manufacturing specialty, emergency and military vehicles, which we believe are less cyclical than certain of our other markets. Approximately 84%

of our pro forma 2004 sales were in North America, with the balance in Europe and Asia. The following charts depict our pro forma 2004 net sales by product category, end market served, and customer served.

      Demand for commercial vehicles is expected to continue to improve in 2005 due to a variety of factors, including a broad economic recovery in North America, the need to replace aging truck fleets as a result of under-investment, increasing freight volumes and improving hauler profits. According to ACT Research, the North American heavy-duty (Class 8) unit build rates are expected to grow from 269,000 units in 2004 to over 341,000 units in 2009, a compound annual growth rate of 5%. This trend is reflected in the North American heavy-duty (Class 8) production of approximately 260,000 units in the nine months ended September 30, 2005, an increase of 36% from the same period in 2004. The medium-duty truck, commercial and heavy equipment, and military and specialty vehicle markets tend to be less cyclical than the heavy-duty (Class 8) market and are growing due to a broad economic recovery, improved technologies in commercial vehicles and equipment and the acceleration of worldwide purchases due to growth in the end markets served by our customers. The market for construction equipment is particularly dependent on the level of major infrastructure construction and repair projects such as highways, dams and harbors, which is in the early stages of growth due to broad economic recovery and developing market expansion, particularly in Asia.
      For the year ended December 31, 2004 and the nine months ended September 30, 2005, our sales were $380.4 million and $554.4 million, respectively, and our net income was $17.4 million and $37.0 million, respectively. On a pro forma basis, sales for the year ended December 31, 2004 and the nine months ended September 30, 2005 would have been $671.0 million and $620.2 million, respectively, and after giving effect to the offering of the outstanding notes and the equity offering, net income would have been $28.2 million and $40.4 million, respectively. At September 30, 2005, we had total indebtedness of $191.6 million and stockholders’ equity of $189.3 million.
Our Competitive Strengths
      We believe that our competitive strengths include the following:
      Leading Market Positions and Brands. We believe that we are the leading supplier of seating systems and interior trim products, the only non-captive manufacturer of Class 8 truck body systems (which includes cab body assemblies), the second largest supplier of wiper systems and mirrors for the North American commercial vehicle market and the largest global supplier of construction vehicle seating systems. Our products are marketed under brand names that are well known by our customers and truck fleet operators. These brands include KAB Seating, National Seating, Trim Systems, Sprague Devices, Sprague Controls, Prutsmantm, Moto Mirrortm, RoadWatch® and Mayflower®. The Mayflower and MWC acquisitions gave us the capability to achieve market leadership across a broader spectrum of commercial vehicle systems, including complete truck cab assemblies and electrical wire systems. We expect to benefit from leveraging our customer relationships and dedicated sales force to cross-sell a broader range of products and position ourselves as the leading provider of complete cab systems to the commercial vehicle marketplace.
      Comprehensive Cab Product and Cab System Solutions. We believe that we offer the broadest product range of any commercial vehicle cab supplier. We manufacture approximately 50 product categories, many of which are critical to the interior and exterior subsystems of a commercial vehicle cab. In addition, through our acquisitions of Mayflower and MWC, we believe we are the only supplier worldwide with the capability to offer complete cab systems in sequence, integrating interior trim and seats with the cab structure and the electronic wire harness and instrument panel assemblies. We also utilize a variety of different processes, such as urethane molding, vacuum forming and “twin shell” vacuum forming, that enable us to meet each customer’s unique styling and cost requirements. The breadth of our product offering enables us to provide a “one-stop shop” for our customers, who increasingly require complete cab solutions from a single supply source. As a result, we believe that we have a substantial opportunity for further customer penetration through cross-selling initiatives and by bundling our products to provide complete system solutions.
      End-User Focused Product Innovation. A key trend in the commercial vehicle market is that OEMs are increasingly focused on cab design, comfort and features to better serve their end user, the driver, and our customers are seeking suppliers that can provide product innovation. We have a full service engineering and product development organization that proactively presents solutions to OEMs to meet these needs and enables us to increase our overall content on current platforms and models. Examples of our recent innovations that are expected to result in better cost and performance parameters for our customers include: a new high performance air suspension seating system; a back cycler mechanism designed to reduce driver fatigue; a RoadWatch® system installed in a mirror base to detect road surface temperature; an aero-molded mirror; and a low-weight, cost effective tubular wiper system design.
      Flexible Manufacturing Capabilities and Cost Competitive Position. Because commercial vehicle OEMs permit their customers to select from an extensive menu of cab options, our customers frequently request modified products in low volumes within a limited time frame. We have a highly variable cost structure and can efficiently leverage our flexible manufacturing capabilities to provide low volume, customized products to meet each customer’s styling, cost and “just-in-time” delivery requirements. We have a network of 27 manufacturing and assembly locations worldwide. Several of our facilities are located near our customers to reduce distribution costs and to maintain a high level of customer service and flexibility.
      Strong Free Cash Flow Generation. Our business generates strong free cash flow, as it benefits from modest capital expenditure and working capital requirements. Over the three years ended December 31, 2004, our capital expenditures averaged $6.6 million per year, which amounts to less than 17% of EBITDA. Total debt over the three year period from 2002 to 2004 was reduced by $73.3 million, which amounts to over 62% of cumulative EBITDA over the same period. The recent acquisitions of Mayflower and MWC have also provided us with cost saving opportunities, such as consolidation of supplier relationships as well as utilization of low cost manufacturing capabilities at our facility in Mexico, and we intend to continue implementing operating enhancements to improve our overall cost position.
      Strong Relationships with Leading Customers and Major Fleets. Because of our comprehensive product offerings, sole source position for certain of our products, leading Class 8 brand names and innovative product features, we believe we are an important long-term supplier to all of the leading truck manufacturers in North America and also a global supplier to leading heavy equipment customers such as Caterpillar, Oshkosh Truck, Deere & Co., Komatsu and Volvo. In addition, through our sales force and engineering teams, we maintain active relationships with the major truck fleet organizations that are end users of our products such as Yellow Freight, Swift Transportation, Schneider National and Ryder Leasing. As a result of our high-quality, innovative products, well-recognized brand names and customer service, a majority of the largest 100 fleet operators specifically request our products.

      Significant Barriers to Entry. We are a leader in providing critical cab assemblies and components to long running platforms. Considerable barriers to entry exist, including significant capital investment and engineering requirements, stringent OEM technical and manufacturing requirements, high switching costs for OEMs to shift production to new suppliers, just-in-time delivery requirements to meet OEM volume demand and strong brand name recognition.
      Proven Management Team. Our management team is highly respected within the commercial vehicle market, and our six senior executives have an average of 25 years of experience in the industry. We believe that our team has substantial depth in critical operational areas and has demonstrated success in reducing costs, integrating business acquisitions and improving processes through cyclical periods. In addition, we have added significant management, technical and operations talent with our recent acquisitions.
Our Business Strategy
      In addition to capitalizing on expected growth in our end markets, our primary growth strategies are as follows:
      Increase Content, Expand Customer Penetration and Leverage System Opportunities. We are the only integrated commercial vehicle supplier that can offer complete modular cab systems. We are focused on securing additional sales from our existing customer base, and we actively cross-market a diverse portfolio of products to our customers to increase our content on the cabs manufactured by these OEMs. To complement our North American capabilities and enhance our customer relationships, we are working with OEMs as they increase their focus on international markets. We are one of the first commercial vehicle suppliers to establish operations in China and are aggressively working to secure new business from both existing customers with Chinese manufacturing operations and Chinese OEMs. We believe we are well positioned to capitalize on the migration by OEMs in the heavy truck and commercial vehicle sector towards commercial vehicle suppliers that can offer a complete interior system.
      Leverage Our New Product Development Capabilities. We have made a significant investment in our engineering capabilities and new product development in order to anticipate the evolving demands of our customers and end users. For example, we recently introduced a new wiper system utilizing a tubular linkage system with a single motor that operates both wipers, reducing the cost, space and weight of the wiper system. Also, we believe that our new high performance seat should enable us to capture additional market share in North America and provide us with opportunities to market this seat on a global basis. We will continue to design and develop new products that add or improve content and increase cab comfort and safety.
      Capitalize on Operating Leverage. We continuously seek ways to lower costs, enhance product quality, improve manufacturing efficiencies and increase product throughput. Over the past three years, we realized operating synergies with the integration of our sales, marketing and distribution processes; reduced our fixed cost base through the closure and consolidation of several manufacturing and design facilities; and have begun to implement our Lean Manufacturing and Total Quality Production Systems (“TQPS”) programs. We believe our ongoing cost saving initiatives and the establishment of our sourcing relationships in China will enable us to continue to lower our manufacturing costs. As a result, we are well positioned to grow our operating margins and capitalize on any volume increases in the heavy truck sector with minimal additional capital expenditures. With the integration of Mayflower and MWC, CVG’s management will be pursuing cost reduction and avoidance opportunities which include: consolidating supplier relationships to achieve lower costs and better terms, combining steel and other material purchases to leverage purchasing power, strategic sourcing of products to OEMs from new facility locations, implementing lean manufacturing techniques to achieve operational efficiencies, improving product quality and delivery and providing additional capacity. Cost reductions will also target merging administrative functions, including accounting, IT and corporate services.
      Grow Sales to the Aftermarket. While commercial vehicles have a relatively long life, certain components, such as seats, wipers and mirrors, are replaced more frequently. We believe that there are opportunities to leverage our brand recognition to increase our sales to the replacement aftermarket. Since many aftermarket participants are small and locally focused, we plan to leverage our national scale to increase our market share in the fragmented aftermarket. We believe that the continued growth in the aftermarket represents an attractive diversification to our OEM business due to its relative stability as well as the market penetration opportunity.
      Pursue Strategic Acquisitions and Continue to Diversify Sales. We will selectively pursue complementary strategic acquisitions that allow us to leverage the marketing, engineering and manufacturing strengths of our business and expand our sales to new and existing customers. The markets in which we operate are highly fragmented and provide ample consolidation opportunities. The acquisition of Mayflower will enable us to be the only supplier worldwide to offer complete cab systems in sequence, integrating interior trim and seats with the cab structure. The MWC acquisition will enable us to provide integrated electronic systems into our cab products. Each of these acquisitions has expanded and diversified our sales to include a greater percentage to non-heavy truck markets, such as the construction and specialty and military vehicle markets.
Our Recent Acquisitions
      On February 7, 2005, we acquired substantially all of the assets and liabilities related to Mayflower Vehicle Systems’ North American Commercial Vehicle Operations for $107.5 million, which became a wholly owned subsidiary of Commercial Vehicle Group. The Mayflower acquisition was funded through an increase and amendment to our senior credit facility. Mayflower is the only non-captive producer of complete steel and aluminum truck cabs for the commercial vehicle sector in North America. Mayflower serves the North American commercial vehicle sector from three manufacturing locations, Norwalk, Ohio, Shadyside, Ohio and Kings Mountain, North Carolina, supplying three major product lines: cab frames and assemblies, sleeper boxes and other structural components. Through the Mayflower acquisition we believe we are the only supplier worldwide with the capability to offer complete cab systems in sequence, integrating interior trim and seats with the cab structure. The acquisition gives us the leading position in North American cab structures and the number two position in complete cab assemblies, as well as full service cab and sleeper engineering and development capabilities with a technical facility located near Detroit, Michigan. In addition, the Mayflower acquisition broadens our revenue base at International, Volvo/ Mack, Freightliner, PACCAR and Caterpillar and enhances our cross-selling opportunities. We anticipate that the Mayflower acquisition will also provide significant cost saving opportunities and our complementary customer bases will balance revenue distribution and strengthen customer relationships. For the year ended December 31, 2004, Mayflower recorded revenues of $206.5 million and operating income of $21.6 million.
      On June 3, 2005, we acquired all of the stock of Monona Corporation, the parent of MWC, for $55.0 million, and MWC became a wholly owned subsidiary of Commercial Vehicle Group. The MWC acquisition was funded through an increase and amendment to our senior credit facility. MWC is a leading manufacturer of complex, electronic wire harnesses and related assemblies used in the global heavy equipment and specialty and military vehicle markets. It also produces panel assemblies for commercial equipment markets and cab frame assemblies for Caterpillar. MWC’s wire harness assemblies are critical, complex products that are the primary electrical current carrying devices within vehicle systems. MWC offers approximately 4,500 different wire harness assemblies for its customers, which include leading OEMs such as Caterpillar, Deere & Co. and Oshkosh Truck. MWC operates from primary manufacturing operations in the U.S. and Mexico, and we believe it is cost competitive on a global basis. The MWC acquisition enhances our ability to offer comprehensive cab systems to our customers, expands our electronic assembly capabilities, adds Mexico manufacturing capabilities, and offers significant cross-selling opportunities over a more diversified base of customers. For the fiscal year ended January 31, 2005, MWC recorded revenues of $85.5 million and operating income of $9.6 million.
      On August 8, 2005, we acquired all of the stock of Cabarrus Plastics, Inc. for $12.1 million, and CPI became an indirect wholly owned subsidiary of Commercial Vehicle Group. CPI is a manufacturer of custom injection molded products primarily for the recreational vehicle market. The CPI acquisition was financed with cash on hand.
Products
      We offer OEMs a broad range of products and system solutions for a variety of end market vehicle applications that include local and long-haul commercial truck, bus, construction, specialty automotive, agricultural, military, end market industrial, marine, municipal and recreation. Fleets and OEMs are increasing their focus on cabs and their interiors to differentiate products and improve driver comfort and retention. We manufacture over 50 product categories, many of which are critical to the interior subsystems of a commercial vehicle cab. Although a portion of our products are sold directly to OEMs as finished components, we use most of our products to produce “systems” or “subsystems,” which are groups of component parts located throughout the vehicle that operate together to provide a specific vehicle function. Systems currently produced by us include cab bodies, sleeper boxes, seating, trim, body panels, storage cabinets, floor covering, mirrors, windshield wipers, headliners, window lifts, door locks, temperature measurement and wire harnesses. We classify our products into five general categories: (1) seats and seating systems, (2) trim systems and components, (3) mirrors, wipers and controls, (4) cab structures, sleeper boxes, body panels and structural components and (5) electronic wire harnesses and panel assemblies.
      The following table shows the percentage of sales from our principal product categories in 2004 on an actual and pro forma basis:

	2004 Sales

Product Category	Actual	Pro Forma

Seats and Seating Systems	53%	30%
Trim Systems and Components	28	16
Mirrors, Wipers and Controls	19	11
Cab Structures, Sleeper Boxes, Body Panels and Structural Components	—	31
Electronic Wire Harnesses and Panel Assemblies	—	12

Total	100%	100%

      Set forth below is a brief description of our products and their applications:
Seats and Seating Systems.
      We design, engineer and produce seating systems primarily for heavy trucks in North America and for commercial vehicles used in the construction and agricultural industries through our European operations. For the most part, our seats and seating systems are fully-assembled and ready for installation when they are delivered to the OEM. We offer a wide range of seats that include air suspension seats, static seats, passenger seats, bus seats and rail car seats. As a result of our strong product design and product technology, we are a leader in designing seats with convenience features and enhanced safety. Seats and seating systems are the most complex and highly specialized products of our five product categories.
      Heavy Truck Seats. We produce seats and seating systems for Class 8 heavy trucks in our North American operations. Our heavy truck seating systems are designed to achieve maximum driver comfort by adding a wide range of manual and power features such as lumbar supports, cushion and back bolsters and leg and thigh supports. Our heavy truck seats are highly specialized based on a variety of different seating options offered in OEM product lines. Our seats are built to customer specifications in low volumes and consequently are produced in numerous combinations with a wide range of price points. There are approximately 350 parts in each seat, resulting in over 2 million possible seat combinations. Adding features to a standard seat is the principal way to increase pricing, and the price of one seat can range from $180 for a standard suspension seat to over $400 for an air seat with enhanced features.

      We differentiate our seats from our competitors’ seats by focusing on three principal goals: driver comfort, driver retention and decreased workers’ compensation claims. Drivers of heavy trucks recognize and are often given the opportunity to specify their choice of seat brands, and we strive to develop strong customer loyalty both at the commercial vehicle OEMs and among the drivers. We believe that we have superior technology and can offer a unique seat base that is ergonomically designed, accommodates a range of driver sizes and absorbs shock to maximize driver comfort. We recently introduced the “Back Cycler” seat mechanism to reduce driver fatigue and a new high performance air suspension seat system.
      Other Commercial Vehicle Seats. We produce seats and seating systems for commercial vehicles used in the global construction and agricultural, bus, commercial transport and municipal industries. The principal focus of these seating systems is durability. These seats are ergonomically designed for difficult working environments, to provide comfort and control throughout the range of seats and chairs.
      Other Seating Products. Our European operations also manufacture office seating products. Our office chair was developed as a result of our experience supplying chairs for the heavy truck, agricultural and construction industries and is fully adjustable to maximize comfort at work. Our office chairs are available in a wide variety of colors and fabrics to suit many different office environments, such as emergency services, call centers, receptions, studios, boardrooms and general office.
Trim Systems and Components.
      We design, engineer, and produce trim systems and components for the interior cabs of commercial vehicles. Our interior trim products are designed to provide a comfortable interior for the vehicle occupants as well as a variety of functional and safety features. The wide variety of features that can be selected by the heavy truck customer makes trim systems and components a complex and highly specialized product category. For example, a sleeper cab can contain three times as many trim components as a day cab, and can cost, on average, over $900 for a fully loaded sleeper cab as compared to $260 for an average day cab. Set forth below is a brief description of our principal trim systems and components:
      Trim Products. Our trim products include A-Pillars, B-Pillars, door panels and interior trim panels. Door panels consist of several component parts that are attached to a substrate. Specific components include vinyl or cloth-covered appliqués, armrests, radio speaker grilles, map pocket compartments, carpet and sound-reducing insulation. In addition, door panels often incorporate electronic and electrical distribution systems and products, including lock and latch, window glass, window regulators and audio systems as well as wire harnesses for the control of power seats, windows, mirrors and door locks. Our products are attractive, lightweight solutions from a traditional cut and sew approach to a contemporary “molded” styling theme. The parts can be color matched or top good wrapped to integrate seamlessly with the rest of the interior. We recently developed a one-step “twin shell” vacuum forming process for flooring systems and headliners.
      Instrument Panels. We produce and assemble instrument panels that can be integrated with the rest of the interior trim. The instrument panel is a complex system of coverings and foam, plastic and metal parts designed to house various components and act as a safety device for the vehicle occupant.
      Body Panels (Headliners/ Wall Panels). Headliners consist of a substrate and a finished interior layer made of fabrics and materials. While headliners are an important contributor to interior aesthetics, they also provide insulation from road noise and can serve as carriers for a variety of other components, such as visors, overhead consoles, grab handles, coat hooks, electrical wiring, speakers, lighting and other electronic and electrical products. As the amount of electronic and electrical content available in vehicles has increased, headliners have emerged as an important carrier of electronic features such as lighting systems.
      Storage Systems. Our modular storage units and custom cabinetry are designed to improve comfort and convenience for the driver. These storage systems are designed to be integrated with the interior trim. These units may be easily expanded and customized with features that include refrigerators, sinks and water reservoirs. Our storage systems are constructed with durable materials and designed to last the life of the vehicle.
      Floor Covering Systems. We have an extensive and comprehensive portfolio of floor covering systems and dash insulators. Carpet flooring systems generally consist of tufted or non-woven carpet with a thermoplastic backcoating which, when heated, allows the carpet to be fitted precisely to the interior or trunk compartment of the vehicle. Additional insulation materials are added to minimize noise, vibration and harshness. Non-carpeted flooring systems, used primarily in commercial and fleet vehicles, offer improved wear and maintenance characteristics. The dash insulator separates the passenger compartment from the engine compartment and prevents engine noise and heat from entering the passenger compartment.
      Sleeper Bunks. We offer a wide array of design choices for upper and lower sleeper bunks for heavy trucks. All parts of our sleeper bunks can be integrated to match the rest of the interior trim. Our sleeper bunks arrive at OEMs fully assembled and ready for installation.
      Grab Handles and Armrests. Our grab handles and armrests are designed and engineered with specific attention to aesthetics, ergonomics and strength. Our T-Skintm product uses a wide range of inserts and substrates for structural integrity. The integral skin urethane offers a soft touch and can be in-mold coated to specific colors.
      Bumper Fascias and Fender Covers. Our highly durable, lightweight bumper fascias and fender covers are capable of withstanding repeated impacts that would deform an aluminum or steel bumper. We utilize a production technique that chemically bonds a layer of paint to the part after it has been molded, thereby enabling the part to keep its appearance even after repeated impacts.
      Privacy Curtains. We produce privacy curtains for use in sleeper cabs. Our privacy curtains include features such as integrated color matching of both sides of the curtain, choice of cloth or vinyl, full “black out” features and low-weight.
      Sun Visors. Our sun visors are fully integrated for multi access mounting and pivot hardware. Our sun visor system includes multiple options such as mirrors, map pockets and different options for positioning. We use low pressure injection molding to produce our premium sun visors with a simulated grain texture.
Mirrors, Wipers and Controls.
      We design, engineer and produce a wide range of mirrors, wipers and controls used in commercial vehicles. Set forth below is a brief description of our principal products in this category:
      Mirrors. We offer a wide range of round, rectangular, motorized and heated mirrors and related hardware, including brackets, braces and side bars. Most of our mirror designs utilize stainless steel pins, fasteners and support braces to ensure durability. We have recently introduced both road and outside temperature devices that are integrated into the mirror face or the vehicle’s dashboard through our Road Watchtm family of products. These systems are principally utilized by municipalities throughout North America to monitor surface temperatures and assist them in dispersing chemicals for snow and ice removal. We have recently introduced a new lower-cost system for use in long-haul commercial trucks and mission critical vehicles such as ambulances. We have also recently introduced a new molded aerodynamic mirror that is integrated into the truck’s exterior.
      Windshield Wiper Systems. We offer application-specific windshield wiper systems and individual windshield wiper components for all segments of the commercial vehicle market. Our windshield wiper systems are generally delivered to the OEM fully assembled and ready for installation. A windshield wiper system is typically comprised of a pneumatic electric motor, linkages, arms, wiper blades, washer reservoirs and related pneumatic or electric pumps. We also produce air-assisted washing systems for headlights and cameras to assist drivers with visibility for safe vehicle operation. These systems utilize window wash fluid and air to create a turbulent liquid/air stream that removes road grime from headlights and cameras. We offer an optional programmable washing system that allows for periodic washing and dry cycles for maximum safety. We have recently introduced a new low-weight, cost effective tubular wiper system design.
      Controls. We offer a range of controls and control systems that includes a complete line of window lifts and door locks, mechanic, pneumatic, electrical and electronic HVAC controls and electric switch products. We specialize in air-powered window lifts and door locks, which are highly reliable and cost effective as compared to similar products powered by electricity. We also offer a variety of electric window lifts and door locks.
Cab Structures, Sleeper Boxes, Body Panels and Structural Components.
      We design, engineer and produce complete cab structures, sleeper boxes, body panels and structural components for the commercial vehicle and automotive industries in North America. Set forth below is a description of our principal products in this category:
      Cab Structures. We design, manufacture, and assemble complete cab structures used primarily in heavy trucks for all the commercial vehicle OEMs in North America. Our cab structures, which are manufactured from both steel and aluminum are delivered to our customers, fully assembled and primed for paint. Our cab structures are built to order based upon options selected by the vehicles’ end-users and delivered to the OEMs, in line sequence, as these end-users’ trucks are manufactured by the OEMs. In addition, we also design, produce and assemble cab structures for certain automotive OEMs.
      Sleeper Boxes. We design, manufacture, and assemble sleeper boxes primarily for heavy trucks in North America. We manufacture both integrated sleeper boxes that are part of the overall cab structure as well as stand alone assemblies depending on the customer application. Sleeper boxes are typically constructed using aluminum exterior panels in combination with steel structural components delivered to our customers in line sequence after the final seal and E-coat process. We build and deliver our sleeper boxes to our OEM customers in sequence.
      Body Panels and Structural Components. We produce a wide range of both steel and aluminum large exterior body panels and structural components. Approximately 80% of the body panels and structural components we manufacture are used internally in our production of cab structures as described above, with the remaining approximately 20% being sold externally to commercial vehicle and automotive OEMs. The products we produce for the external market include large exterior body panels and structural components for both heavy trucks and the Ford GT automobile, heavy truck bumper assemblies and large stampings for the construction industry.
      Electronic Wire Harnesses and Panel Assemblies. We design, engineer and produce a wide range of electronic wire harnesses and related assemblies as well as panel assemblies used in commercial vehicles and other equipment. Set forth below is a brief description of our principal products in this category.
      Electronic Wire Harnesses. We offer a broad range of complex electronic wire harness assemblies that function as the primary current carrying devices used to provide electrical interconnections for gauges, lights, control functions, power circuits and other electronic applications on a commercial vehicle or related unit of equipment. Our wire harnesses are highly customized to fit specific end-user requirements and often include more than 350 individual circuits and weigh more than 30 pounds. We provide our wire harnesses for a wide variety of commercial vehicles, military vehicles, specialty trucks and other specialty applications, including heavy-industrial equipment and medical equipment.
      Panel Assemblies. We assemble large, integrated components such as panel assemblies and cabinets for commercial vehicle OEMs, other heavy equipment manufacturers and medical equipment manufacturers. The panels and cabinets we assemble are installed in key locations on a vehicle or unit of equipment, are integrated with our wire harness assemblies and provide user control over certain operational functions and features.

Customers and Marketing
      We sell our products principally to the commercial vehicle OEM market. Approximately 75% of our 2004 sales and approximately 78% of our pro forma 2004 sales were derived from sales to commercial vehicle OEMs, with the remainder derived principally from aftermarket sales.
      We supply our products primarily to heavy truck OEMs, the aftermarket and OEM service segment and other commercial vehicle OEMs. The following is a summary of our sales by end-user market segment in 2004 on an actual and pro forma basis:

	2004 Sales

End-User Market	Actual	Pro Forma

Heavy Truck OEM	54%	59%
Aftermarket and OEM Service	11	7
Construction	18	18
Bus	2	1
Military	2	2
Agriculture	1	1
Other	12	12

Total	100%	100%

      Our principal customers in the heavy truck OEM market include PACCAR, Freightliner, International and Volvo/ Mack. We believe we are an important long-term supplier to all leading truck manufacturers in North America because of our comprehensive product offerings, leading brand names and product innovation. In our European operations, our principal customers in the commercial vehicle market include Caterpillar, Volvo, Deere & Co., Komatsu and CNH Global (Case New Holland). We also sell our trim products to OEMs in the marine and recreational vehicle industries and seating products to office product manufacturers principally in Europe.
      The following is a summary of our significant OEM customers in 2004 on an actual and pro forma basis:

	2004 Sales

Customer	Actual	Pro Forma

PACCAR	28%	16%
Freightliner	17	14
International	9	18
Caterpillar	5	10
Volvo/ Mack	6	12
Komatsu	3	2
Deere & Co.	1	2
Oshkosh Truck	1	3
Other	30	23

Total	100%	100%

Except as set forth in the above table, no other customer accounted for more than 10% of our revenues in 2004.
      Primarily as a result of our European operations, we derived approximately 28% of our actual 2004 sales and 16% of our pro forma 2004 sales from outside of North America. Our European operations currently serve customers located in Europe and Asia.

      Our OEM customers generally source business to us pursuant to written contracts, purchase orders or other firm commitments in terms of price, quality, technology and delivery. Awarded business generally covers the supply of all or a portion of a customer’s production and service requirements for a particular product program rather than the supply of a specific quantity of products. In general, these contracts, purchase orders and commitments provide that the customer can terminate the contract, purchase order or commitment if we do not meet specified quality and delivery requirements. Such contracts, purchase orders or other firm commitments generally extend for the entire life of a platform, which is typically five to seven years. Although these contracts, purchase orders or other commitments may be terminated at any time by our customers (but not by us), such terminations have been minimal and have not had a material impact on our results of operations. In order to reduce our reliance on any one vehicle model, we produce products for a broad cross-section of both new and more established models.
      Our contracts with our major OEM customers generally provide for an annual productivity cost reduction. These reductions are calculated on an annual basis as a percentage of the previous year’s purchases by each customer. The reduction is achieved through engineering changes, material cost reductions, logistics savings, reductions in packaging cost and labor efficiencies. Historically, most of these cost reductions have been offset by both internal reductions and through the assistance of our supply base, although no assurances can be given that we will be able to achieve such reductions in the future. If the annual reduction targets are not achieved then the difference is recovered through price reductions. Our cost structure is comprised of a high percentage of variable costs that provides us with additional flexibility during economic cycles.
      Our sales and marketing efforts with respect to our OEM sales are designed to create overall awareness of our engineering design and manufacturing capabilities and to enable us to be selected to supply products for new and redesigned models by our OEM customers. Our sales and marketing staff works closely with our design and engineering personnel to prepare the materials used for bidding on new business as well as to provide a consistent interface between us and our key customers. Most of our sales and marketing personnel have engineering backgrounds which enable them to participate in the design and engineering aspects of acquiring new business as well as ongoing customer service. We currently have sales and marketing personnel located in every major region in which we operate. From time to time, we also participate in industry trade shows and advertise in industry publications. One of our ongoing initiatives is to negotiate and enter into long term supply agreements with our existing customers that allow us to leverage all of our business and provide a complete cab system to our commercial vehicle OEM customers.
      Our principal customers for our aftermarket sales include the OEM dealers and independent wholesale distributors. Our sales and marketing efforts for our aftermarket sales are focused on support of these two distribution chains, as well as direct contact with all major fleets.
Design and Engineering Support
      We work with our customers’ engineering and development teams at the beginning of the design process for new components and assemblies, or the redesign process for existing components and assemblies, in order to maximize production efficiency and quality. These processes may take place from one to three years prior to the commencement of production. On average, development of a new component takes 12 to 24 months during the design phase, while the re-engineering of an existing part may take from one to six months. Early design involvement can result in a product that meets or exceeds the customer’s design and performance requirements and is more efficient to manufacture. In addition, our extensive involvement enhances our position for bidding on such business. We work aggressively to ensure that our quality and delivery metrics distinguish us from our competitors.
      We focus on bringing our customers integrated products that have superior content, comfort and safety. Consistent with our value-added engineering focus, we have developed relationships with the engineering departments of our customers and have placed resident engineers with PACCAR and Freightliner, two of our largest customers. These relationships not only help us to identify new business opportunities but also enable us to compete based on the quality of our products and services, rather than exclusively on price. In addition, we have also provided engineering solutions for certain specialty vehicles including, most recently, the body development for the prestigious Ford GT sports car.
      We are currently involved in the design stage of several products for our customers and will begin production of these products in the years 2005 to 2007.
Intellectual Property
      We consider ourselves to be a leader in both product and process technology, and, therefore, protection of intellectual property is important to our business. Our principal intellectual property consists of product and process technology, a limited number of United States and foreign patents, trade secrets, trademarks and copyrights. Although our intellectual property is important to our business operations and in the aggregate constitutes a valuable asset, we do not believe that any single patent, trade secret, trademark or copyright, or group of patents, trade secrets, trademarks or copyrights is critical to the success of our business. Our policy is to seek statutory protection for all significant intellectual property embodied in patents, trademarks and copyrights. From time to time, we grant licenses under our patents and technology and receive licenses under patents and technology of others.
      We market our products under well-known brand names that include KAB Seating, National Seating, Trim Systems, Sprague Devices, Sprague Controls, Prutsmantm, Moto Mirrortm, RoadWatch® and Mayflowertm. We believe that our brands are valuable and are increasing in value with the growth of our business, but that our business is not dependent on such brands. We own U.S. federal registrations for several of our brands.
Research and Development
      Our objective is to be a leader in offering superior quality and technologically advanced products to our customers at competitive prices. We engage in ongoing engineering, research and development activities to improve the reliability, performance and cost-effectiveness of our existing products and to design and develop new products for existing and new applications. The Mayflower acquisition has significantly expanded our capabilities in this regard by adding another design facility and prototype shop in Farmington Hills, Michigan and increasing the size of our design and engineering team.
Manufacturing
      A description of the manufacturing processes we utilize for each of our principal product categories is set forth below:

•	Seats and Seating Systems. Our seating operations utilize a variety of manufacturing techniques whereby fabric is affixed to an underlying seat frame. We also manufacture and assemble the seat frame, which involves complex welding. For the most part, we utilize outside suppliers to produce the individual components used to assemble the seat frame.

•	Trim Systems and Components. Our interior systems process capabilities include injection molding, low-pressure injection molding, urethane molding and foaming processes, compression molding, and vacuum and twin shell vacuum forming as well as various trimming and finishing methods.

•	Mirrors, Wipers and Controls. We manufacture our mirrors, wipers and controls utilizing a variety of manufacturing processes and techniques. Our mirrors, wipers and controls are 100% hand assembled, tested and packaged.

•	Cab Structures, Sleeper Boxes, Body Panels and Structural Components. We utilize a wide range of manufacturing processes to produce the majority of the steel and aluminum stampings used in our cab structures, sleeper boxes, body panels and structural components and a variety of both robotic and manual welding techniques in the assembly of these products. In addition, both our

Norwalk, Ohio and Kings Mountain, North Carolina facilities have large capacity, fully automated E-coat paint priming systems allowing us to provide our customers with a paint-ready cab product. Due to their high cost, full body E-coat systems, such as ours, are rarely found outside of the manufacturing operations of the major OEMs. The four major large press lines at our Shadyside, Ohio facility provide us with the in-house manufacturing flexibility for both aluminum and steel stampings delivered just in time to our cab assembly plants. This plant also provides us with low volume forming and processing techniques including laser trim operations that minimize investment and time to manufacture for low volume applications.

•	Electronic Wire Harnesses and Panel Assemblies. We utilize several manufacturing techniques to produce the majority of our electronic wire harnesses and panel assemblies. Our processes, both manual and automated, are designed to produce complex, low- to medium-volume wire harnesses and panel assemblies in short time frames. Our wire harnesses and panel assemblies are both electronically and hand tested.

      We have a broad array of processes to offer our commercial vehicle OEM customers to enable us to meet their styling and cost requirements. The interior of the vehicle cab is the most significant and appealing aspect to the driver of the vehicle, and consequently each commercial vehicle OEM has unique requirements as to feel, appearance and features. Within the last several years, we added new technologies, including injection molding, compression molding and vacuum forming capabilities, to our facilities through research and development, licenses of patented technology and equipment purchases.
      The end markets for our products are highly specialized and our customers frequently request modified products in low volumes within an expedited delivery timeframe. As a result, we primarily utilize flexible manufacturing cells at the vast majority of our production facilities. Manufacturing cells are clusters of individual manufacturing operations and work stations grouped in a circular configuration, with the operators placed centrally within the configuration. This provides flexibility by allowing efficient changes to the number of operations each operator performs. When compared to the more traditional, less flexible assembly line process, cell manufacturing allows us to maintain our product output consistent with our OEM customers’ requirements and reduce the level of inventory. While the Norwalk and Shadyside, Ohio and Kings Mountain, North Carolina manufacturing facilities we recently acquired as part of the Mayflower acquisition do utilize an assembly line model, we believe we can adapt these operations to accommodate product changes and limit future capital expenditures.
      When an end-user buys a commercial vehicle, the end-user will specify the seat and other features for that vehicle. Because each of our seating systems is unique, our manufacturing facilities have significant complexity which we manage by building in sequence. We build our seating systems as orders are received, and systems are delivered to the customer’s rack in the sequence that the vehicles come down the assembly line. We have systems in place that allow us to provide complete customized interior kits in boxes that are delivered in sequence, and we intend to expand upon these systems such that we will be able to provide, in sequence, fully integrated modular systems combining the cab body and interior and seating systems.
      In most instances, we keep track of our build sequence by vehicle identification number, and components are identified by bar code. Sequencing reduces our cost of production because it eliminates warehousing costs and reduces waste and obsolescence, offsetting any increased labor costs. Several of our manufacturing facilities are strategically located near our customers’ assembly plants, which facilitates this process and minimizes shipping costs.
      We employ just-in-time manufacturing and system sourcing in our operations to meet customer requirements for faster deliveries and to minimize our need to carry significant inventory levels. We utilize visual material systems to manage inventory levels, and in certain locations we have inventory delivered as often as two times per day from a nearby facility based on the previous day’s order. This eliminates the need to carry excess inventory at our facilities.

      Typically, in a strong economy, new vehicle production increases and there is more money to be spent on enhancements to the truck interior. As demand goes up, the mix of our products shifts towards more expensive systems, such as sleeper units, with enhanced features and higher quality materials. The shift from low-end units to high-end units amplifies the positive effect a strong economy has on our business. Conversely, when the market drops and customers shift away from ordering high-end units with enhanced features, our business suffers from both lower volume and lower pricing. We strive to manage down cycles by running our facilities at capacity while maintaining the capability and flexibility to expand. We work with our employees and rely on their involvement to help eliminate problems and re-align our capacity. During a ramp-up of production, we have plans in place to manage increased demand and achieve on-time delivery. Our strategies include alternating between human and machine production and allowing existing employees to try higher skilled positions while hiring new employees for lower skilled positions.
      During 2002, as a means to enhance our operations, we began to implement TQPS throughout our operations. TQPS is our customized version of Lean Manufacturing and consists of a 32 hour interactive class that is taught exclusively by members of our management team. While we are in the beginning phases of TQPS initiatives, a significant portion of the labor efficiencies we gained over the past few years is due to the program. TQPS is an analytical process in which we analyze each of our manufacturing cells and identify the most efficient process to improve efficiency and quality. The goal is to achieve total cost management and continuous improvement. Some examples of TQPS-related improvements are: reduced labor to move parts around the facility, clear walking paths in and around manufacturing cells and increased safety. An ongoing goal is to reduce the time employees spend waiting for materials within a facility. We intend to implement TQPS improvements at each of the manufacturing facilities we recently acquired as part of the Mayflower acquisition and the MWC acquisition and anticipate that this will increase operational efficiency, improve product quality and provide additional capacity at these locations.
Raw Materials and Suppliers
      A description of the principal raw materials we utilize for each of our principal product categories is set forth below:

•	Seats and Seating Systems. The principal raw materials used in our seat systems include steel, aluminum and foam chemicals, and are generally readily available and obtained from multiple suppliers under various supply agreements. Leather, fabric and certain components are also purchased from multiple suppliers under supply agreements. Typically, our supply agreements last for at least one year and can be terminated by us for breach or convenience. Some purchased components are obtained from our customers.

•	Trim Systems and Components. The principal raw materials used in our interior systems processes are resin and chemical products, which are formed and assembled into end products. These raw materials are obtained from multiple suppliers, typically under supply agreements which last for at least one year and are terminable by us for breach or convenience.

•	Mirrors, Wipers and Controls. The principal raw materials used to manufacture our mirrors, wipers and controls are steel, stainless steel, aluminum, glass and rubber, which are generally readily available and obtained from multiple suppliers.

•	Cab Structures, Sleeper Boxes, Body Panels and Structural Components. The principal raw materials used in our cab structures, sleeper boxes, body panels and structural components are steel and aluminum, the majority of which we purchase in sheets and stamp at our Shadyside, Ohio facility. These raw materials are generally readily available and obtained from several suppliers, typically under purchase orders that are cancelable by us without cause, pursuant to one year supply agreements.

•	Electronic Wire Harnesses and Panel Assemblies. The principal raw materials used to manufacture our electronic wire harnesses are wire, connectors, terminals, switches, relays and braid fabric. These raw materials are obtained from multiple suppliers and are generally readily available. Many of our customers specify particular wire and connectors and, as such, negotiate pricing of these materials directly with our customers. Our panel assembly materials are generally procured directly from the customer.
      Our supply agreements generally provide for fixed pricing but do not require us to purchase any specified quantities. We have not experienced any significant shortages of raw materials and normally do not carry inventories of raw materials or finished products in excess of those reasonably required to meet production and shipping schedules as well as service requirements. We purchase materials such as steel, foam, vinyl and cloth in large quantities on a global basis through our central corporate office, and other materials for which we require lower volumes are purchased directly by our facilities. We purchase steel at market prices, which during the last year, have increased to historical highs as a result of a relatively low level of supply and a relatively high level of demand. As a result, we are currently being assessed surcharges on certain of our purchases of steel. We continue to work with our customers and suppliers to minimize the impact of such surcharges. We intend to exploit the increased purchasing power we have gained through the Mayflower acquisition to obtain purchase price reductions on certain raw materials, such as steel and aluminum. We do not believe we are dependent on a single supplier or limited group of suppliers for our raw materials.
Competition
      Within each of our principal product categories, we compete with a variety of independent suppliers and with OEMs’ in-house operations, primarily on the basis of price, breadth of product offerings, product quality, technical expertise and development capability, product delivery and product service. We believe we are the only supplier in the North American commercial vehicle market that can offer complete cab systems in sequence integrating interior systems (including seats, interior trim and flooring systems) with the cab structure. A summary of our estimated market position and primary independent competitors is set forth below.

•	Seats and Seating Systems. We believe that we have the number one market position in North America with respect to our seating operations. We also believe that we have the number one market position in supplying seats and seating systems to commercial vehicles used in the construction industry on a worldwide basis. Our primary independent competitors in the North American commercial vehicle market include Sears Manufacturing Company, Accuride Corporation and Seats, Inc., and our primary competitors in the European commercial vehicle market include Grammar and Isringhausen.

•	Trim Systems and Components. We believe that we have the number one market position in North America with respect to our interior trim products. We face competition from a number of different competitors with respect to each of our trim system products and components. Overall, our primary independent competitors are ConMet, Fabriform, TPI, Findlay, Superior and Mitras.

•	Mirrors, Wipers and Controls. We believe that we hold the number two market position in North America with respect to our windshield wiper systems and mirrors. We face competition from a number of different competitors with respect to each of our principal products in this category. Our principal competitors for mirrors are Hadley, Lang-Mekra and Trucklite, and our principal competitors for windshield wiper systems are Johnson Electric, Trico and Valeo.

•	Cab Structures, Sleeper Boxes, Body Panels and Structural Components. We believe we have the number one market position in North America with respect to our cab structural components and the number two position in North America with respect to our cab structures, sleeper boxes and body panels. Our principal competitors with regard to structural components are Magna Inoxydable Inc., Ogihara Corporation, Q3 Stamped Metal, Inc. and Defiance Metal Products. Our principal competitors with regard to cab structures are the in-house operations of Freightliner, PACCAR, International and Volvo/ Mack.

•	Electronic Wire Harnesses and Panel Assemblies. We believe that we are a leading producer of low- to medium-volume complex, electronic wire harnesses and related assemblies used in the global heavy equipment, commercial vehicle, heavy-truck and specialty and military vehicle markets. Our principal competitors for electronic wire harnesses include large diversified suppliers such as Delphi, Lear, Leoni and Stoneridge and smaller independent companies such as Fargo Assembly, Schofield Enterprises and Unlimited Services.
Seasonality
      OEMs’ production requirements are generally higher in the first three quarters of the year as compared to the fourth quarter. We believe this seasonality is due, in part, to demand for new vehicles softening during the holiday season and as a result of the winter months in North America and Europe. Also, the major North American OEM manufacturers generally close their production facilities for the last two weeks of the year.
Employees
      As of September 30, 2005 we had approximately 5,900 permanent and temporary employees, of whom approximately 12% were salaried and the balance were hourly. Approximately 21% of the hourly employees in our North American operations were unionized, and approximately 43% of our employees at our United Kingdom operations were represented by shop steward committees.
      As a result of the Mayflower acquisition, our number of employees increased by approximately 1,000 employees, of whom approximately 15% are salaried and the balance are hourly. In addition, we have unionized work forces at each of our newly acquired Norwalk, Ohio and Shadyside, Ohio facilities (representing 87% and 74% of their work forces, respectively). Although, we have no operating history with these work forces or prior relationship with the unions which represent them, Mayflower has not experienced any material strikes, lockouts or work stoppages at these facilities in the last three years.
      As the result of the MWC acquisition, our number of employees increased by approximately 1,800, of whom approximately 6% are salaried and the balance are hourly. With the MWC acquisition, we added approximately 1,300 employees in a Mexico facility, who are unionized under the Confederación de Trabajadores de Mexico union in Mexico. Although we have no operating history with this work force or prior relationship with the union that represents them, MWC has not experienced any material strikes, lockouts or work stoppages at these facilities in the last three years. The remainder of employees added with the MWC acquisition are not unionized. Overall we consider our relationship with our employees to be satisfactory.
Backlog
      We do not generally obtain long-term, firm purchase orders from our customers. Rather, our customers typically place annual blanket purchase orders, but these orders do not obligate them to purchase any specific or minimum amount of products from us until a release is issued by the customer under the blanket purchase order. Releases are typically placed within 30 to 90 days of required delivery and may be canceled at any time, in which case the customer would be liable for work in process and finished goods. We do not believe that our backlog of expected product sales covered by firm purchase orders is a meaningful indicator of future sales since orders may be rescheduled or canceled.

Properties
      Our corporate office is located in New Albany, Ohio. Several of our manufacturing facilities are located near our OEM customers to reduce our distribution costs, reduce risk of interruptions in our delivery schedule, further improve customer service and provide our customers with reliable delivery of stock and custom requirements even under condensed time constraints. The following table provides selected information regarding our principal facilities:

Approximate
Location	Products Produced	Square Footage	Ownership Interest

Norwalk, Ohio(1)	Cab, Sleeper Box, Interior Trim Assembly and Ford GT Assembly	303,000 sq. ft.	Owned
Vonore, Tennessee (2 facilities)	Seats, Mirrors	245,000 sq. ft.	Owned/Leased
Shadyside, Ohio(1)	Stamping of Steel and Aluminum Structural and Exposed Stamped Components	225,000 sq. ft.	Owned
Northampton, England	Seats (office and commercial vehicle)	210,000 sq. ft.	Leased
Kings Mountain, North Carolina(1)	Cab, Sleeper Box, Interior Trim Assembly	180,000 sq. ft.	Owned
Statesville, North Carolina (2 facilities)	Interior Trim, Seats	163,000 sq. ft.	Leased
Seattle, Washington	RIM Process, Interior Trim, Seats	156,000 sq. ft.	Owned
Michigan City, Indiana	Wipers, Switches	87,000 sq. ft.	Leased
Dublin, Virginia	Interior Trim, Seats	79,000 sq. ft.	Owned
Denton, Texas(3)	Interior Trim, Seats	69,000 sq. ft.	Leased
Vancouver, Washington (2 facilities)	Interior Trim	63,000 sq. ft.	Leased
Chillicothe, Ohio	Interior Trim, Dash Assembly	62,000 sq. ft.	Owned
Shanghai, China	Seats	50,000 sq. ft.	Leased
Bellaire, Ohio(1)	Warehouse Facility	40,000 sq. ft.	Leased
Norwalk, Ohio(1)	Warehouse Facility	34,000 sq. ft.	Leased
New Albany, Ohio	Corporate Headquarters	8,000 sq. ft.	Leased
Tacoma, Washington	Injection Molding	25,000 sq. ft.	Leased
Plain City, Ohio	R&D, Lab	8,000 sq. ft.	Leased
Seneffs (Brussels), Belgium	Seat Assembly	35,000 sq. ft.	Leased
Brisbane (HQ), Australia	Seat Assembly	50,000 sq. ft.	Leased
Farmington Hills, Michigan(1)	R&D, Lab	25,000 sq. ft.	Leased
Sodentalje (Stockholm), Sweden	Seat Assembly	12,000 sq. ft.	Leased
Dublin, Ohio	Administration	14,000 sq. ft.	Leased
Naperville, Illinois(2)	Administration	2,550 sq. ft.	Leased
Agua Prieta, Mexico (3 facilities)(2)	Wire Harness Assembly	116,000 sq. ft.	Leased
Douglas, Arizona(2)	Warehouse Facility	11,700 sq. ft.	Leased
Monona, Iowa(2)	Wire Harness/ Panel Assembly	62,000 sq. ft.	Owned
Edgewood, Iowa(2)	Wire Harness/ Assembly	18,000 sq. ft.	Leased

Approximate
Location	Products Produced	Square Footage	Ownership Interest

Spring Green, Wisconsin(2)	Wire Harness/ Panel Assembly	38,000 sq. ft.	Leased
Livingston, Wisconsin(2)	Wire Harness/ Panel Assembly	22,000 sq. ft.	Leased
Redgranite, Wisconsin(2)	Wire Harness Engineering Support	2,000 sq. ft.	Leased
Dekalb, Illinois(2)	Cab Assembly	60,000 sq. ft.	Leased

(1)	This facility or lease was acquired through the Mayflower acquisition as described herein.

(2)	This facility or lease was acquired through the MWC acquisition as described herein.

(3)	This facility is currently dormant.
      We also have leased sales and service offices located in Australia and France.
      Utilization of our facilities varies with North American and European commercial vehicle production and general economic conditions in such regions. All locations are principally used for manufacturing, except for our New Albany and Dublin, Ohio and Naperville, Illinois corporate and administrative offices, our Plain City, Ohio, Farmington Hills, Michigan and Redgranite, Wisconsin research, development and engineering facilities and our leased warehouse facilities in Douglas, Arizona and Bellaire and Norwalk, Ohio.
Legal Proceedings
      From time to time, we are involved in various disputes and litigation matters that arise in the ordinary course of business. We do not have any material litigation at this time.
Environmental Matters
      We are subject to foreign, federal, state, and local laws and regulations governing the protection of the environment and occupational health and safety, including laws regulating air emissions, wastewater discharges, the generation, storage, handling, use and transportation of hazardous materials; the emission and discharge of hazardous materials into the soil, ground or air; and the health and safety of our colleagues. We are also required to obtain permits from governmental authorities for certain of our operations. Although we strive to comply with all applicable environmental, health, and safety requirements, we cannot assure you that we are, or have been, in complete compliance with such requirements. If we violate or fail to comply with environmental laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. In some instances, such a fine or sanction could have a material adverse effect on us.
      Several of our facilities are either certified as, or are in the process of being certified as, ISO 14000 (the international environmental management standard) compliant or are developing similar environmental management systems. Although we have made, and will continue to make, capital expenditures to implement such environmental programs and comply with environmental requirements, we do not expect to make material capital expenditures for environmental controls in 2005 or 2006. The environmental laws to which we are subject have become more stringent over time, however, and we could incur material costs or expenses in the future to comply with environmental laws. For example, our Northampton, U.K. facility will likely be required to obtain an Integrated Pollution Prevention Control (“IPPC”) permit prior to 2007. That permit will require that we use best available techniques at the facility to minimize pollution. Although the requirements of the permit are not yet known, because the facility is already operating under an integrated pollution control permit, we do not expect to have to make material capital expenditures to obtain or comply with the IPPC permit.
      Certain of our operations generate hazardous substances and wastes. If a release of such substances or wastes occurs at or from our properties, or at or from any offsite disposal location to which substances or wastes from our current or former operations were taken, or if contamination is discovered at any of our current or former properties, we may be held liable for the costs of cleanup and for any other response by governmental authorities or private parties, together with any associated fines, penalties or damages. In most jurisdictions, this liability would arise whether or not we had complied with environmental laws governing the handling of hazardous substances or wastes.
      In connection with the Mayflower and MWC acquisitions, we obtained indemnities for certain environmental liabilities relating to the acquired and leased facilities, subject to certain limitations. However, we cannot assure you that the sellers will be able to satisfy all of their obligations under these indemnities or that these indemnities will cover all environmental liabilities that might arise.
Government Regulation
      The products we manufacture and supply to commercial vehicle OEMs are not subject to significant government regulation. Our business, however, is indirectly impacted by the extensive governmental regulation applicable to commercial vehicle OEMs. These regulations primarily relate to safety, emissions and noise standards imposed by the EPA, state regulatory agencies, such as the California Air Resources Board (CARB), and other regulatory agencies around the world. Commercial vehicle OEMs are also subject to the National Traffic and Motor Vehicle Safety Act and Federal Motor Vehicle Safety Standards promulgated by the National Highway Traffic Safety Administration.
      Changes in emission standards and other governmental regulations impact the demand for commercial vehicles and, as a result, indirectly impact our operations. For example, new emission standards governing heavy-duty diesel engines that went into effect in the United States on October 1, 2002 resulted in significant purchases of new trucks by fleet operators prior to such date and reduced short term demand for such trucks in periods following such date. New emission standards for engines used in Class 5 to 8 trucks imposed by the EPA and CARB are scheduled to come into effect during 2007.

MANAGEMENT
Executive Officers and Directors
      The following table sets forth certain information with respect to our current directors and executive officers (ages as of September 30, 2005).

Name	Age	Principal Position(s)

Scott D. Rued	49	Chairman and Director
Mervin Dunn	51	President, Chief Executive Officer and Director
Gerald L. Armstrong	43	President – CVG Americas
Gordon Boyd	58	President – CVG International
James F. Williams	59	Vice President of Human Resources
Chad M. Utrup	32	Vice President of Finance and Chief Financial Officer
S.A. Johnson	65	Director
David R. Bovee	55	Director
Richard A. Snell	64	Director
Scott C. Arves	49	Director
Robert C. Griffin	57	Director
      The following biographies describe the business experience of our directors and executive officers.
      Scott D. Rued has served as a Director since February 2001 and Chairman since April 2002. Since September 2003, Mr. Rued has served as a Managing Partner of Thayer Capital Partners (“Thayer”). Prior to joining Thayer, Mr. Rued served as President and Chief Executive Officer of Hidden Creek from May 2000 to August 2003. From January 1994 through April 2000, Mr. Rued served as Executive Vice President and Chief Financial Officer of Hidden Creek. Mr. Rued is presently the Chairman and a Director of Dura Automotive Systems, Inc., a manufacturer of driver control systems, window systems and door systems for the global automotive industry.
      Mervin Dunn has served as our President and Chief Executive Officer since June 2002, and prior thereto served as the President of Trim Systems, commencing upon his joining us in October 1999. From 1998 to 1999, Mr. Dunn served as the President and Chief Executive Officer of Bliss Technologies, a heavy metal stamping company. From 1988 to 1998, Mr. Dunn served in a number of key leadership roles at Arvin Industries, including Vice President of Operating Systems (Arvin North America), Vice President of Quality, and President of Arvin Ride Control. From 1985 to 1988, Mr. Dunn held several key management positions in engineering and quality assurance at Johnson Controls Automotive Group, an automotive trim company, including Division Quality Manager. From 1980 to 1985, Mr. Dunn served in a number of management positions for engineering and quality departments of Hyster Corporation, a manufacturer of heavy lift trucks.
      Gerald L. Armstrong has served as the President – CVG Americas since April 2004. From July 2002 to April 2004, Mr. Armstrong served as Vice President and General Manager of National Seating and KAB North America. Prior to joining us, Mr. Armstrong served from 1995 to 2000 and from 2000 to July 2002 as Vice President and General Manager, respectively, of Gabriel Ride Control Products, a manufacturer of shock absorbers and related ride control products for the automotive and light truck markets, and a wholly owned subsidiary of ArvinMeritor Inc. Mr. Armstrong began his service with ArvinMeritor Inc., a manufacturer of automotive and commercial vehicle components, modules and systems in 1987, and served in various positions of increasing responsibility within its light vehicle original equipment and aftermarket divisions before starting at Gabriel Ride Control Products. Prior to 1987, Mr. Armstrong held various positions of increasing responsibility including Quality Engineer and Senior Quality Supervisor and Quality Manager with Schlumberger Industries and Hyster Corporation.

      Gordon Boyd has served as President – CVG International since June 2005 and prior thereto served as our President – Mayflower Vehicle Systems from the time we completed the acquisition of Mayflower in February 2005. Mr. Boyd joined Mayflower Vehicle Systems U.K. as Manufacturing Director in 1993. In 2002, Mr. Boyd became President and Chief Executive Officer of MVS, Inc.
      James F. Williams has served as the Vice President of Human Resources since August 1999. Prior to joining us, Mr. Williams served as Corporate Vice President of Human Resources and Administration for SPECO Corporation from January 1996 to August 1999. From April 1984 to January 1996, Mr. Williams served in various key human resource management positions in General Electric’s Turbine, Lighting and Semi Conductor business. In addition, Mr. Williams served as Manager of Labor Relations and Personnel Services at Mack Trucks’ Allentown Corporate location from 1976 to 1984.
      Chad M. Utrup has served as the Vice President and Chief Financial Officer since January 2003, and prior thereto served as the Vice President of Finance at Trim Systems since 2000. Prior to joining us in February 1998, Mr. Utrup served as a project management group member at Electronic Data Systems. While with Electronic Data Systems, Mr. Utrup’s responsibilities included financial support and implementing cost recovery and efficiency programs at various Delphi Automotive Systems support locations.
      Sankey A. (“Tony”) Johnson has served as a Director since September 2000. Mr. Johnson served as the Chairman of Hidden Creek from May 2001 to May 2004 and from 1989 to May 2001 was its Chief Executive Officer and President. Prior to forming Hidden Creek, Mr. Johnson served from 1985 to 1989 as Chief Operating Officer of Pentair, Inc., a diversified industrial company. Mr. Johnson is also Chairman and Director of Tower Automotive, Inc., and a Director of J.L. French Automotive Castings, Inc.
      David R. Bovee has served as a Director since October 2004. Mr. Bovee has served as Vice President and Chief Financial Officer of Dura Automotive Systems, Inc. (“Dura”) from January 2001 to March 2005 and from November 1990 to May 1997. From May 1997 until January 2001, Mr. Bovee served as Vice President of Business Development for Dura. Mr. Bovee also served as Dura’s Assistant Secretary. Prior to joining Dura, Mr. Bovee served as Vice President at Wickes Manufacturing Company in its Automotive Group from 1987 to 1990.
      Richard A. Snell has served as a Director since August 2004. Mr. Snell has served as an Operating Partner at Thayer Capital Partners since 2003. Prior to joining Thayer, Mr. Snell was a consultant from 2000 to 2003 and prior thereto, served as Chairman and Chief Executive Officer of Federal-Mogul Corporation, an automotive parts manufacturer, from 1996 to 2000. In October 2001, when Mr. Snell was no longer affiliated with that company, Federal Mogul Corporation filed a voluntary petition for reorganization under the federal bankruptcy laws. Prior to joining Federal-Mogul Corporation, Mr. Snell served as Chief Executive Officer at Tenneco Automotive, also an automotive parts manufacturer. Mr. Snell currently serves on the board of Schneider National, Inc.
      Scott C. Arves has served as a Director since July 2005. Mr. Arves has served since 1979 in positions of increasing responsibility with Schneider National, Inc., a provider of transportation, logistics and related services, including most recently as its President of Transportation since May 2000.
      Robert C. Griffin has served as a Director since July 2005. Mr. Arves has held numerous positions of responsibility in the financial sector, including most recently as Head of Investment Banking, Americas for Barclay’s Capital from 2000 to 2002, and prior to that as the Global Head of Financial Sponsor Coverage for Bank of America Securities from 1998 to 2002 and Group Executive Vice President of Bank of America from 1997 to 1998. Mr. Griffin currently serves on the board of Builders FirstSource, Inc.
      Each director is elected to serve until the next annual meeting of stockholders or until a successor is duly elected and qualified. Our executive officers are duly elected by the board to serve until their respective successors are elected and qualified. There are no family relationships between any of our directors or executive officers. All of our existing directors other than Mr. Bovee, Mr. Arves and Mr Griffin were originally elected pursuant to the terms of an investor stockholders agreement, which has since been terminated. See “Certain Relationships and Related Transactions – Investor Stockholders Agreement.”

Composition of the Board of Directors
      Our amended and restated certificate of incorporation provides for a classified board of directors consisting of three staggered classes of directors, as nearly equal in number as possible. At each annual meeting of stockholders, a class of directors is elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors expire upon election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2006 for the Class II directors, 2007 for the Class III directors and 2008 for the Class I directors.
      The current composition of our board of directors is as follows:

•	our Class I directors are Scott D. Rued and David R. Bovee;

•	our Class II directors are Mervin Dunn and S.A. Johnson; and

•	our Class III directors are Richard A. Snell, Scott C. Arves and Robert C. Griffin.
      Our amended and restated by-laws provide that the authorized number of directors, which is seven, may be changed by a resolution adopted by at least two-thirds of our directors then in office. Any additional directorships resulting from an increase in number of directors may only be filled by the directors and will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors could have the effect of delaying or preventing changes in control or changes in our management.
      Our board of directors consists of seven members, four of whom qualify as “independent” according to the rules and regulations of the SEC and The Nasdaq National Market.
Compensation of Directors
      Directors who are not our employees or who are not otherwise affiliated with us or our principal stockholders receive an annual retainer of $50,000 and are reimbursed for their out-of-pocket expenses incurred in connection with board participation. Compensation arrangements for independent directors established by our board may be in the form of cash payments and/or option grants.
Compensation Committee Interlocks and Insider Participation
      None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our compensation committee. No interlocking relationship exists between the board of directors or the compensation committee of any other company. See “Certain Relationships and Related Transactions – Management and Advisory Agreements” for a discussion of the relationship between us and Hidden Creek.
Committees of the Board of Directors
      Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee. The board may also establish other committees from time to time to assist in the discharge of its responsibilities.
      Audit Committee. Our audit committee is comprised of Messrs. Arves, Bovee (Chairman), and Griffin, all of whom are independent, as independence is defined by Rule 4200(a)(15) of the NASD listing standards. Mr. Bovee has been named as our “audit committee financial expert” as such term is defined in Item 401(h) of Regulation S-K. The audit committee is responsible for: (1) the appointment, compensation, retention and oversight of the work of the independent auditors engaged for the purpose of preparing and issuing an audit report; (2) reviewing the independence of the independent auditors and taking, or recommending that our board of directors take, appropriate action to oversee their independence; (3) approving, in advance, all audit and non-audit services to be performed by the independent auditors; (4) overseeing our accounting and financial reporting processes and the audits of our financial statements; (5) establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal control or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; (6) engaging independent counsel and other advisers as the audit committee deems necessary; (7) determining compensation of the independent auditors, compensation of advisors hired by the audit committee and ordinary administrative expenses; (8) reviewing and assessing the adequacy of our formal written charter on an annual basis; and (9) handling such other matters that are specifically delegated to the audit committee by our board of directors from time to time. Our board of directors adopted a written charter for our audit committee, which is posted on our web site. Deloitte & Touche LLP currently serves as our independent registered public accounting firm.
      Compensation Committee. Our compensation committee is comprised of Messrs. Arves, Griffin and Snell (Chairman), all of whom are independent, as independence is defined by Rule 4200(a)(15) of the NASD listing standards. The compensation committee is responsible for: (1) determining, or recommending to our board of directors for determination, the compensation and benefits of all of our executive officers; (2) reviewing our compensation and benefit plans to ensure that they meet corporate objectives; (3) administering our stock plans and other incentive compensation plans; and (4) such other matters that are specifically delegated to the compensation committee by our board of directors from time to time. Our board of directors adopted a written charter for our compensation committee, which is posted on our web site.
      Nominating and Corporate Governance Committee. Our nominating and corporate governance committee is comprised of Messrs. Bovee, Griffin (Chairman) and Snell, all of whom are independent, as independence is defined by Rule 4200(a)(15) of the NASD listing standards. The nominating and corporate governance committee is responsible for: (1) selecting, or recommending to our board of directors for selection, nominees for election to our board of directors; (2) making recommendations to our board of directors regarding the size and composition of the board, committee structure and makeup and retirement procedures affecting board members; (3) monitoring our performance in meeting our obligations of fairness in internal and external matters and our principles of corporate governance; and (4) such other matters that are specifically delegated to the nominating and corporate governance committee by our board of directors from time to time. Our board of directors adopted a written charter for our nominating and corporate governance committee, which specifically addresses the nominations process and is posted on our web site at www.cvgrp.com.

Compensation of Executive Officers
      The following table sets forth information concerning the compensation earned for the last two fiscal years by our Chief Executive Officer and the four other executive officers who were our most highly compensated executive officers in our last fiscal year (collectively, the “Named Executive Officers”).
Summary Compensation Table

						Long Term
						Compensation
	Annual Compensation ($)
						Stock Option	All Other
Name and Principal Position	Year	Salary	Bonus		Other(1)	Awards (Shares)	Compensation ($)(2)

Mervin Dunn	2004	330,000	297,442		—	476,664	8,000
President and Chief	2003	314,995	167,872		—	—	4,725
Executive Officer
Donald P. Lorraine(3)	2004	250,984	164,925	(4)	—	102,133	—
President – CVG Europe	2003	217,261	90,926		—	—	—
and Asia
Gerald L. Armstrong	2004	230,000	81,532		—	142,973	6,479
President – CVG Americas	2003	170,000	31,400		—	—	5,100
James F. Williams	2004	172,000	79,137		—	102,133	4,839
Vice President of Human	2003	165,007	84,270		—	—	2,475
Resources
Chad M. Utrup	2004	158,500	75,715		—	151,980	5,717
Vice President of Finance and	2003	151,008	74,060		—	—	2,265
Chief Financial Officer

(1)	Pursuant to applicable SEC regulations, perquisites and other personal benefits are omitted because they did not exceed the lesser of either $50,000 or 10% of total annual salary and bonus.

(2)	Consists of matching payments under one of our 401(k) plans.

(3)	Amounts paid to Mr. Lorraine for fiscal 2003 have been translated into United States dollars at a rate of $1.6532 = £1.00, the average exchange rate during the year ended December 31, 2003. Amounts paid to Mr. Lorraine for fiscal 2004 have been translated into United States dollars at a rate of $1.8325 = £1.00, the average exchange rate during the year ended December 31, 2004.

(4)	Consists of $73,300 paid in cash and $91,625 contributed to Mr. Lorraine’s pension plan.

Option Grants in Last Fiscal Year
      The following table sets forth information with respect to the grants of stock options to each of the Named Executive Officers during the fiscal year ended December 31, 2004. The percentage of total options set forth below is based on an aggregate of 1,509,819 options granted to employees during fiscal 2004. Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts representing hypothetical gains are those that could be achieved for the options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with SEC rules based on the fair market value of the stock at the time of option grant, and do not represent our estimate or projection of the future stock price.

	Individual Grants
							Potential Realizable
	Number of		% of Total				Value at Assumed
	Shares of		Options		Fair		Annual Rates of Stock
	Common Stock		Granted to		Market		Price Appreciation for
	Underlying		Employees in	Exercise	Value on		Option Term ($)
	Options		Fiscal Year	Price Per	Date of	Expiration
	Granted(1)		2004	Share ($)	Grant ($)	Date	5%	10%

Mervin Dunn	306,664		20.3	5.54	16.00	4/30/14	1,068,441	2,707,639
	170,000	(1)	11.3	15.84	15.84	10/20/14	1,693,487	4,291,630
Donald P. Lorraine	72,133		4.8	5.54	16.00	4/30/14	251,317	636,886
	30,000	(1)	2.0	15.84	15.84	10/20/14	298,851	757,346
Gerald L. Armstrong	82,973		5.5	5.54	16.00	4/30/14	289,084	732,596
	60,000	(1)	4.0	15.84	15.84	10/20/14	597,701	1,514,693
James F. Williams	72,133		4.8	5.54	16.00	4/30/14	251,317	636,886
	30,000	(1)	2.0	15.84	15.84	10/20/14	298,851	757,346
Chad M. Utrup	91,980		6.1	5.54	16.00	4/30/14	320,465	812,122
	60,000	(1)	4.0	15.84	15.84	10/20/14	597,701	1,514,693

(1)	Options vest in three equal annual installments commencing on the first anniversary of their grant date, October 20, 2004.
Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
      The following table sets forth the number of shares of common stock subject to options and the value of such options held by each of the Named Executive Officers as of December 31, 2004. The value of the unexercised options has been calculated assuming a per share price of $21.83, which was the closing price of our common stock on December 31, 2004. None of our Named Executive Officers exercised options during 2004.
Aggregated Option Exercises During Last Fiscal Year
and Fiscal Year End Option Values

			Number of Shares Underlying		Value of Unexercised
			Unexercised Options at		In-The-Money Options at
	Shares		December 31, 2004		December 31, 2004 ($)
	Acquired on	Value
	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Mervin Dunn	—	—	306,664	170,000	4,995,557	1,018,300
Donald P. Lorraine	—	—	72,133	30,000	1,175,047	179,700
Gerald L. Armstrong	—	—	82,973	60,000	1,351,630	359,400
James F. Williams	—	—	72,133	30,000	1,175,047	179,700
Chad M. Utrup	—	—	91,980	60,000	1,498,354	359,400

Change in Control and Non-Competition Agreements
      We have agreements with each of our Named Executive Officers pursuant to which each is entitled to a severance payment equal to 12 months salary, bonus, medical and outplacement assistance for a period of one year in the event of termination without cause following a change of control.
      We have also entered into non-competition agreements with certain of our executive officers pursuant to which each has agreed not to compete with us during the period in which each is employed by us and for a two-year period thereafter.
Employment Agreements
      We have entered into an employment agreement, dated as of May 16, 1997, with Donald P. Lorraine, pursuant to which Mr. Lorraine serves as the President – CVG, Europe and Asia. The employment agreement with Mr. Lorraine continues until terminated by either party, and will automatically terminate under certain circumstances. The employment agreement provides for a base salary that is subject to annual review and a performance related bonus. If within one year of a change of control, Mr. Lorraine resigns, his employment is terminated or there is a material change in his responsibilities, or if we materially breach the employment agreement, Mr. Lorraine will be entitled to receive 24 months’ salary, payable on termination of the employment agreement, and the value of certain of his benefits had the employment agreement continued for a further period of 24 months. The employment agreement contains various customary covenants, relating to confidentiality, non-competition and non-solicitation.
      On March 1, 1993, William Gordon Boyd entered into a Service Agreement with Motor Panels (Coventry) PLC. This agreement, which was amended on January 7, 2002 to provide for Mr. Boyd’s relocation from the United Kingdom to the United States, was assumed by us in connection with the Mayflower acquisition. Pursuant to this agreement, Mr. Boyd is entitled to receive a base salary of $469,376 (subject to annual review) and a bonus. It also provides that Mr. Boyd is entitled to 25 vacation days a year, reimbursement for the cost of renting an apartment or house in the United States and other out of pocket expenses, a country club membership, a company car and six return flights to the United Kingdom a year for social purposes. Mr. Boyd’s employment may be terminated at any time by either party by giving to the other no less than 12 months notice. This agreement also contains customary non-competition and non-solicitation provisions.
2005 Bonus Plan
      On February 1, 2005, our compensation committee adopted the Commercial Vehicle Group, Inc. 2005 Bonus Plan. Pursuant to its terms, participants in the plan will be entitled to receive a bonus for the 2005 fiscal year based upon (1) a bonus percentage assigned to the participant by the compensation committee, (2) the achievement of certain company or business unit performance thresholds and (3) the satisfaction of operating targets related to the participant’s individual responsibilities. Each of our executive officers is eligible to participate in this plan.

Pension Plan
      We sponsor a defined benefit plan that covers certain of our employees in the United Kingdom. The following table illustrates the approximate annual pension benefits payable under this pension plan to Mr. Lorraine, one of our Named Executive Officers. All amounts have been translated into United States dollars at a rate of $1.8325 = £1.00, the average exchange rate during the year ended December 31, 2004.

	Years of Service at Retirement

Compensation	15	20	25	30	35

$125,000	31,250	41,667	52,083	62,500	72,917
150,000	37,500	50,000	62,500	75,000	87,500
175,000	43,750	58,333	72,917	87,500	102,083
200,000	50,000	66,667	83,333	100,000	116,667
225,000	56,250	75,000	93,750	112,500	131,250
250,000	62,500	83,333	104,167	125,000	145,833
300,000	75,000	100,000	125,000	150,000	175,000
400,000	100,000	133,333	166,667	200,000	233,333
450,000	112,500	150,000	187,500	225,000	262,500
500,000	125,000	166,667	208,333	250,000	291,667
      Pension benefits are calculated on the basis of one sixtieth of final pensionable salary for each year of service. The definition of final pensionable salary is an average of the best three consecutive salaries in the 10 years prior to retirement. Benefits shown in the table are computed on a straight life annuity (with a 10-year certain term) beginning at age 60 and not subject to any deduction for any other social security benefits. Mr. Lorraine has 24 years of credited service under the plan.
Employee Benefit Plans

Equity Incentive Plan
      In connection with our initial public offering, we adopted our Equity Incentive Plan (the “Equity Incentive Plan”), which is designed to enable us to attract, retain and motivate our directors, officers, employees and consultants, and to further align their interests with those of our stockholders, by providing for or increasing their ownership interests in our company. Effective April 27, 2005, we amended our Equity Incentive Plan to make certain technical amendments to make it compliant with Rule 409A of the Internal Revenue Code.
      Administration. The Equity Incentive Plan is administered by the compensation committee. Our board may, however, at any time resolve to administer the Equity Incentive Plan. Subject to the specific provisions of the Equity Incentive Plan, the compensation committee is authorized to select persons to participate in the Equity Incentive Plan, determine the form and substance of grants made under the Equity Incentive Plan to each participant, and otherwise make all determinations for the administration of the Equity Incentive Plan.
      Participation. Individuals who are eligible to participate in the Equity Incentive Plan are our directors (including non-employee directors), officers (including non-employee officers) and employees and other individuals performing services for, or to whom an offer of employment has been extended by, us or our subsidiaries.
      Type of Awards. The Equity Incentive Plan provides for the issuance of stock options, stock appreciation rights, or SARs, restricted stock units, deferred stock units, dividend equivalents, other stock-based awards and performance awards. Performance awards may be based on the achievement of certain business or personal criteria or goals, as determined by the compensation committee.
      Available Shares. An aggregate of 1,000,000 shares of our common stock have been reserved for issuance under the Equity Incentive Plan, subject to certain adjustments reflecting changes in our capitalization. If any grant under the Equity Incentive Plan expires or terminates unexercised, becomes unexercisable or is forfeited as to any shares, or is tendered or withheld as to any shares in payment of the exercise price of the grant or the taxes payable with respect to the exercise, then such unpurchased, forfeited, tendered or withheld shares will thereafter be available for further grants under the Equity Incentive Plan. The Equity Incentive Plan provides that the compensation committee shall not grant, in any one calendar year, to any one participant awards to purchase or acquire a number of shares of common stock in excess of 20% of the total number of shares authorized for issuance under the Equity Incentive Plan.
      Option Grants. Options granted under the Equity Incentive Plan may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code or non-qualified stock options, as the compensation committee may determine. The exercise price per share for each option is established by the compensation committee, except that the exercise price may not be less than 100% of the fair market value of a share of common stock as of the date of grant of the option. In the case of the grant of any incentive stock option to an employee who, at the time of the grant, owns more than 10% of the total combined voting power of all of our classes of stock then outstanding, the exercise price may not be less than 110% of the fair market value of a share of common stock as of the date of grant of the option.
      Terms of Options. The term during which each option may be exercised is determined by the compensation committee, but if required by the Internal Revenue Code and except as otherwise provided in the Equity Incentive Plan, no option will be exercisable in whole or in part more than ten years from the date it is granted, and no incentive stock option granted to an employee who at the time of the grant owns more than 10% of the total combined voting power of all of our classes of stock will be exercisable more than five years from the date it is granted. All rights to purchase shares pursuant to an option will, unless sooner terminated, expire at the date designated by the compensation committee. The compensation committee determines the date on which each option will become exercisable and may provide that an option will become exercisable in installments. The shares constituting each installment may be purchased in whole or in part at any time after such installment becomes exercisable, subject to such minimum exercise requirements as may be designated by the compensation committee. Prior to the exercise of an option and delivery of the shares represented thereby, the optionee will have no rights as a stockholder, including any dividend or voting rights, with respect to any shares covered by such outstanding option. If required by the Internal Revenue Code, the aggregate fair market value, determined as of the grant date, of shares for which an incentive stock option is exercisable for the first time during any calendar year under all of our equity incentive plans may not exceed $100,000.
      Stock Appreciation Rights. SARs entitle a participant to receive the amount by which the fair market value of a share of our common stock on the date of exercise exceeds the grant price of the SAR. The grant price and the term of a SAR will be determined by the compensation committee, except that the price of a SAR may never be less than the fair market value of the shares of our common stock subject to the SAR on the date the SAR is granted.
      Termination of Options and SARs. Unless otherwise determined by the compensation committee, and subject to certain exemptions and conditions, if a participant ceases to be a director, officer or employee of, or to otherwise perform services for us for any reason other than death, disability, retirement or termination for cause, all of the participant’s options and SARs that were exercisable on the date of such cessation will remain exercisable for, and will otherwise terminate at the end of, a period of 90 days after the date of such cessation. In the case of death or disability, all of the participant’s options and SARs that were exercisable on the date of such death or disability will remain so for a period of 180 days from the date of such death or disability. In the case of retirement, all of the participant’s options and SARs that were exercisable on the date of retirement will remain exercisable for, and shall otherwise terminate at the end of, a period of 90 days after the date of retirement. In the case of a termination for cause, or if a participant does not become a director, officer or employee of, or does not begin performing other services for us for any reason, all of the participant’s options and SARs will expire and be forfeited immediately upon such cessation or non-commencement, whether or not then exercisable.
      Restricted Stock. Restricted stock is a grant of shares of our common stock that may not be sold or disposed of, and that may be forfeited in the event of certain terminations of employment, prior to the end of a restricted period set by the compensation committee. A participant granted restricted stock generally has all of the rights of a stockholder, unless the compensation committee determines otherwise.
      Restricted Stock Units and Deferred Stock Units. The compensation committee is authorized to grant restricted stock units. Each grant shall specify the applicable restrictions on such units and the duration of such restrictions. Restricted stock units are subject to forfeiture in the event of certain terminations of employment prior to the end of the restricted period. A participant may elect, under certain circumstances, to defer the receipt of all or a portion of the shares due with respect to the vesting of restricted stock units, and upon such deferral, the restricted stock units will be converted to deferred stock units. Deferral periods shall be no less than one year after the vesting date of the applicable restricted stock units. Deferred stock units are subject to forfeiture in the event of certain terminations of employment prior to the end of the deferral period. A holder of restricted stock units or deferred stock units does not have any rights as a shareholder except that the participant has the right to receive accumulated dividends or distributions with respect to the shares underlying such restricted stock units or deferred stock units.
      Dividend Equivalents. Dividend equivalents confer the right to receive, currently or on a deferred basis, cash, shares of our common stock, other awards or other property equal in value to dividends paid on a specific number of shares of our common stock. Dividend equivalents may be granted alone or in connection with another award, and may be paid currently or on a deferred basis. If deferred, dividend equivalents may be deemed to have been reinvested in additional shares of our common stock.
      Other Stock-Based Awards. The compensation committee is authorized to grant other awards that are denominated or payable in, valued by reference to, or otherwise based on or related to shares of our common stock, under the Equity Incentive Plan. These awards may include convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of common stock, purchase rights for shares of common stock, awards with value and payment contingent upon our performance as a company or any other factors designated by the compensation committee. The compensation committee will determine the terms and conditions of these awards.
      Performance Awards. The compensation committee may subject a participant’s right to exercise or receive a grant or settlement of an award, and the timing of the grant or settlement, to performance conditions specified by the compensation committee. Performance awards may be granted under the Equity Incentive Plan in a manner that results in their qualifying as performance-based compensation exempt from the limitation on tax deductibility under Section 162(m) of the Internal Revenue Code for compensation in excess of $1,000,000 paid to our chief executive officer and our four highest compensated officers. The compensation committee will determine performance award terms, including the required levels of performance with respect to particular business criteria, the corresponding amounts payable upon achievement of those levels of performance, termination and forfeiture provisions and the form of settlement. In granting performance awards, the compensation committee may establish unfunded award “pools,” the amounts of which will be based upon the achievement of a performance goal or goals based on one or more business criteria. Business criteria might include, for example, total stockholder return, net income, pretax earnings, EBITDA, earnings per share, or return on investment. A performance award will be paid no later than two and one-half months after the last day of the tax year in which a performance period is completed.
      Amendment of Outstanding Awards and Amendment/ Termination of Plan. The board of directors or the compensation committee generally have the power and authority to amend or terminate the Equity Incentive Plan at any time without approval from our stockholders. The compensation committee generally has the authority to amend the terms of any outstanding award under the plan, including, without limitation, to accelerate the dates on which awards become exercisable or vest, at any time without approval from our stockholders. No amendment will become effective without the prior approval of our stockholders if stockholder approval would be required by applicable law or regulations, including if required for continued compliance with the performance-based compensation exception of Section 162(m) of the Internal Revenue Code, under provisions of Section 422 of the Internal Revenue Code or by any listing requirement of the principal stock exchange on which our common stock is then listed. Unless previously terminated by the board or the committee, the Equity Incentive Plan will terminate on the tenth anniversary of its adoption. No termination of the Equity Incentive Plan will materially and adversely affect any of the rights or obligations of any person, without his or her written consent, under any grant of options or other incentives theretofore granted under the Equity Incentive Plan.
      On October 20, 2004, options to purchase an aggregate of 598,950 shares of our common stock at an exercise price of $15.84 per share were awarded by the compensation committee under the Equity Incentive Plan. These options, which expire on October 20, 2014, vest annually in three approximately equal installments starting upon the first anniversary of their issuance. Of the awards granted, options to purchase 350,000 shares of our common stock were issued to our directors and executive officers.
      On November 30, 2005, 168,700 shares of restricted stock were awarded by the compensation committee under the Equity Incentive Plan. The restricted shares vest in three equal annual installments commencing on October 20, 2006. Of the awards granted, 97,000 restricted shares were issued to our directors and executive officers.

Management Stock Option Plan
      On May 20, 2004, our board of directors approved our Management Stock Option Plan, which authorizes the grant of nonqualified stock options to our executives and other key employees. Awards to purchase an aggregate of 910,869 shares of our common stock were granted on May 20, 2004, at an exercise price of $5.54 per share, to 16 members of our management team (after giving effect to the reclassification and stock split). As modified, such options have a ten-year term, with 100% of such options being currently exercisable. Awards were granted to a participant pursuant to an agreement entered into between us and such person. The provisions of these agreements set forth the types of awards being granted, the total number of shares of common stock subject to the award, the price, the periods during which such award may be exercised and other terms, provisions and limitations approved by our board of directors or its designated committee. We do not intend to issue any additional options under this plan. Members of our management team exercised options issued under this plan to purchase 217,704 shares of our common stock in connection with the equity offering. The shares issued upon exercise of such options were sold as part of the 6,308,191 shares sold by the stockholders selling shares in such offering.

Other Outstanding Options
      In connection with our merger with Trim Systems, options to purchase 15,000 shares of Trim Systems, Inc.’s common stock at an exercise price of $36.40 per share were converted into options to purchase 57,902 shares of our common stock at an exercise price of $9.43 per share.

401(k) Plans
      We sponsor various tax-qualified employee savings and retirement plans, or 401(k) plans, that cover most employees who satisfy certain eligibility requirements relating to minimum age and length of service. Under the 401(k) plans, eligible employees may elect to contribute a minimum of 1% of their annual compensation, up to a maximum amount equal to the lesser of 6% of their annual compensation or the statutorily prescribed annual limit. We may also elect to make a matching contribution to the 401(k) plan in an amount equal to a discretionary percentage of the employee contributions, subject to certain statutory limitations. We announce annually the amount of funds which we will match. Our expenses related to these plans amounted to approximately $463,000, $291,000 and $380,000 in 2004, 2003 and 2002, respectively.
Director and Officer Indemnification and Limitation on Liability
      Our certificate of incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law and except as otherwise provided in our by-laws, none of our directors shall be liable to us or our stockholders for monetary damages for a breach of fiduciary duty. In addition, our certificate of incorporation provides for indemnification of any person who was or is made, or threatened to be made, a party to any action, suit or other proceeding, whether criminal, civil, administrative or investigative, because of his or her status as a director or officer of CVG, or service as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at our request to the fullest extent authorized under the Delaware General Corporation Law against all expenses, liabilities and losses reasonably incurred by such person. Further, our certificate of incorporation provides that we may purchase and maintain insurance on our own behalf and on behalf of any other person who is or was a director, officer or agent of CVG or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Relationships Among Certain Stockholders and Directors
      Mr. S.A. Johnson, who currently serves as a member of our board of directors, served as the Chairman of Hidden Creek from May 2001 to May 2004 and as its Chief Executive Officer from 1989 to May 2001. Hidden Creek is a private industrial management company that is a partnership controlled by Onex and is based in Minneapolis, Minnesota. Mr. Scott D. Rued, our current Chairman, served as an executive officer of Hidden Creek from June 1989 through August 2003. Both Mr. Johnson and Mr. Rued are stockholders in a corporation that is the general partner of Hidden Creek. Former principals of Hidden Creek have formed Hidden Creek Partners LLC (“HCP”), and that entity entered into an advisory agreement with us on January 1, 2005. See “— Management and Advisory Agreements.” Onex has no equity interest in HCP.
      Two of our former directors, Mr. Daniel F. Moorse and Ms. Judith A. Vijums were also executive officers of Hidden Creek. In addition, Messrs. Kenneth W. Hager, David J. Huls and Carl E. Nelson, were also executive officers of Hidden Creek. Messrs. Rued, Johnson, Nelson, Hager, Huls and Moorse and Ms. Vijums were all general partners in J2R Partners VI (other than Mr. Hager) and J2R Partners VII and Messrs. Rued, Johnson, Nelson and Huls and Ms. Vijums were general partners of J2R Partners II. These three partnerships invested along with Onex in the acquisitions of Trim Systems, CVS, National and KAB Seating. In connection with the completion of our initial public offering, these partnerships wound up and distributed the shares of common stock they held to their respective partners.
Trim Systems Merger
      On August 2, 2004, we merged one of our wholly owned subsidiaries with and into Trim Systems. Prior to the merger, Trim Systems was owned by certain of our current and former directors, officers and principal stockholders. Pursuant to the merger, the former stockholders of Trim Systems received an aggregate of 2,769,567 shares of our common stock in exchange for their shares of Trim Systems. Certain of our current and former directors, officers and principal stockholders and other affiliated entities were issued shares in this merger as follows:

Name	No. of Shares

Onex and affiliates	2,449,329
J2R Partners II	217,131
Mervin Dunn	3,302
Chad M. Utrup	1,851
James F. Williams	1,321
Daniel F. Moorse	2,121
Scott D. Rued	8,100
Judith A. Vijums	2,700

CVS Merger
      On March 28, 2003, we merged one of our wholly owned subsidiaries into CVS. Pursuant to the merger, the former stockholders of CVS received our shares on a one-for-one basis resulting in the issuance of an aggregate of 4,870,288 shares of our common stock. Certain of our current and former directors, officers and principal stockholders and other affiliated entities were issued shares in this merger as follows:

Name	No. of Shares

Scott D. Rued	13,647
S.A. Johnson	45,491
Judith A. Vijums	2,843
Daniel F. Moorse	2,843
Hidden Creek	17,062
Onex and affiliates	1,949,550
Baird Capital Partners III L.P. and its affiliates	1,097,519
Norwest Equity Partners VII L.P.	722,074
J2R Partners VI	951,302
Investor Stockholders Agreement
      Certain of our stockholders, including certain of our current and former principal stockholders, are party to an investor stockholders agreement. This agreement provided that our board of directors would be comprised of: (1) two representatives designated by Hidden Creek, (2) one representative designated by Onex, (3) one representative designated by Baird Capital Partners III L.P. and its affiliates and (4) one representative designated by Norwest Equity Partners VII L.P. Pursuant to the terms of this agreement, each of the parties agreed to vote their common stock as directed by J2R Partners VII on the designation of director representatives, the election of directors and on all other matters submitted to a vote of stockholders. The voting provisions of this agreement automatically terminated in connection with our initial public offering.
      This agreement also generally restricts the transfer of any shares of common stock held by the parties to the agreement by granting certain parties thereto rights of first offer and participation rights in connection with any proposed transfer by any other party, with certain exceptions. In connection with our merger with Trim Systems, substantially all of the prior non-management stockholders of Trim Systems were added as parties to this agreement. This agreement was terminated on October 3, 2005.
Management Stockholders Agreement
      In connection with our merger with Trim Systems, we entered into a management stockholders agreement with Onex and certain members of Trim Systems’ management. Pursuant to this agreement each management stockholder agreed that, in the event he shall receive an offer to purchase his stock from another management stockholder or a CVG employee (either of whom must be approved by our board of directors), CVG (or at CVG’s option, Onex and the other management stockholders) shall have a right of first refusal with respect to the stock to be sold. Notwithstanding the foregoing, a management stockholder may, after the expiration of any relevant lock-up periods, sell up to 5% of his stock in the public market during any 90-day period, up to a maximum of one-third of the stock acquired by such management stockholder prior to such date, subject to a right of first refusal in favor of CVG, Onex and the other management stockholders.
      The agreement further provides, that in the event a management stockholder ceases to be employed fulltime by CVG for any reason, such management stockholder shall be entitled to sell his stock in the public market; provided that, in the event such management stockholder’s employment had terminated due to: (1) retirement, he could sell no more than 75% of his stock during the first year; (2) death or disability, he could sell without restriction; and (3) in all other cases, he could sell no more than 50% of his stock in first year.
      In the event our board of directors approves a sale of the Company (other than a public offering of common stock), the parties have agreed that the management stockholders shall have a right to participate in the sale pro rata and that the Company may require each management stockholder to sell his stock to the proposed purchaser. The agreement also provides that in the event we propose to conduct a public offering, the management stockholder’s shall have the right, subject to certain exceptions and limitations, to include their stock in such offering.
      The management stockholders have also agreed to vote their common stock as directed by Onex on the designation of director representatives, the election of directors and on all other matters submitted to a vote of stockholders, and have granted, to the extent permitted by law, the person who is at any time the President of Onex a proxy to vote their common stock, with certain exceptions. The terms of this agreement govern all common stock owned or later acquired by the management stockholders other than shares purchased in the open market. This agreement was terminated on October 3, 2005.
Registration Agreement
      Certain of our existing stockholders, including certain of our current and former principal stockholders, are party to a registration agreement. This agreement conferred upon the Onex and certain of its affiliates as the holders of the majority of the shares of our common stock subject to the agreement, the right to request up to five registrations of all or any part of their common stock on Form S-1 or any similar long-form registration statement or, if available, an unlimited number of registrations on Form S-2 or S-3 or any similar short-form registration statement, each at our expense. This agreement also conferred upon Baird Capital Partners III L.P. and its affiliated investors and/or Norwest Equity Partners VII, L.P. the right to request an unlimited number of registrations of all or any part of their common stock on Form S-1 or any similar long-form registration statement or, if available, on Form S-2 or S-3 or any similar short-form registration statement, each at our expense, until such time as such stockholders shall hold less than 10% of the shares of our stock that they held as of October 5, 2000. Onex and its affiliates and Baird Capital Partners III L.P. and its affiliated investors sold all of their shares in connection with the equity offering and consequently no longer have demand registration rights under this agreement. Norwest Equity Partners VII L.P. owns 28% of the shares of common stock it held as of October 5, 2000.
      In the event that a demand registration request is made pursuant to this agreement, all other parties to the registration agreement will be entitled to participate in such registration, subject to certain limitations. The registration agreement also grants to the parties thereto piggyback registration rights with respect to all other registrations by us and provides that we will pay all expenses related to such piggyback registrations.
Management and Advisory Agreements
      On October 5, 2000, we entered into a management agreement with Hidden Creek, which was amended and restated on March 28, 2003 in connection with the CVS merger. Trim Systems had a similar management agreement with Hidden Creek which terminated in accordance with its terms upon our merger with Trim Systems. On January 1, 2005, HCP entered into an advisory agreement with us, which replaced the management agreement with Hidden Creek. Pursuant to the advisory agreement with HCP, HCP agreed to assist in financing activities, strategic initiatives, and acquisitions in exchange for an annual fee of $250,000 (subject to annual increases based on changes in the consumer price index). In addition, we also agreed to pay HCP a transaction fee as compensation for services rendered in transactions that we may enter into from time to time, in an amount to be negotiated between HCP and our Chief Executive Officer or Chief Financial Officer and approved by our Board of Directors. In the aggregate, Hidden Creek received $1.1 million, $1.6 million and $1.0 million for services rendered under these agreements and related expenses in 2004, 2003 and 2002, respectively.

Transactions with Significant Stockholders
      On September 30, 2002, we borrowed an aggregate of $2.5 million through the issuance of subordinated promissory notes to certain of our current and former principal stockholders and affiliated entities as follows: Hidden Creek – $1,507,407, Norwest Equity Partners VII L.P. – $622,222, Baird Capital Partners III L.P. and its affiliates – $370,371. These notes bore interest at a rate of 12% per annum and had a maturity date of September 30, 2006. Interest on the notes was payable in kind on a monthly basis.
      On June 28, 2001, Trim Systems Operating Corp. borrowed an aggregate of $7.0 million through the issuance of two promissory notes, one to an affiliate of Onex, for $6.85 million and the other to J2R Partners II-B, LLC, an affiliate of J2R Partners VI and J2R Partners VII, for $0.15 million. Each note bore interest, payable monthly, at a rate of prime plus 1.25% and had a maturity date of June 28, 2006.
      On June 28, 2001, Trim Systems entered into an assignment and waiver agreement with the lenders under its senior credit facility whereby an affiliate of Onex and an affiliate of J2R Partners VI and J2R Partners VII purchased, collectively, a one-third interest in its senior credit facility.
      We used all of the net proceeds from our initial public offering to repay all of our then outstanding subordinated indebtedness and a significant portion of then outstanding senior indebtedness. The table below sets forth the amounts that were paid to certain of our current and former principal stockholders or their affiliates upon the repayment of this indebtedness:

Stockholder	Amount

Onex affiliates	$20,115,772
Hidden Creek	1,857,728
J2R Partners affiliates	499,555
Baird Capital Partners III L.P. and its affiliates	456,445
Norwest Equity Partners VII L.P.	766,826

Total	$23,696,326

Other Affiliate Transactions
      On May 1, 2004, we entered into a Product Sourcing Assistance Agreement with Baird Asia Limited, an affiliate of Baird Capital Partners III L.P. Pursuant to the agreement, Baird Asia Limited will assist us in procuring materials and parts from Asia, including the countries of China, Malaysia, Hong Kong and Taiwan. Baird Asia Limited will receive as compensation a percentage of the price of the materials and parts supplied to us, of at least 2% of the price but not exceeding 10% of the price, to be determined on a case-by-case basis. During 2004, we made payments of approximately $234,000 to Baird Asia Limited under this agreement. Of this amount approximately $7,000 was retained by Baird Asia Limited as its commission under the Product Sourcing Assistance Agreement.

PRINCIPAL STOCKHOLDERS
      Our authorized capital stock consists of 30,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per shares. As of October 31, 2005, there were 20,946,490 shares of common stock issued and outstanding and zero shares of preferred stock issued or outstanding. The table below sets forth certain information with respect to the beneficial ownership of our common stock as of October 31, 2005 by:

•	each person or entity known by us to beneficially own five percent or more of a class of our voting common stock;

•	each director and named executive officer; and

•	all of our directors and executive officers as a group.
      Unless otherwise stated, each of the persons named in the table has sole voting and investment power with respect to the securities beneficially owned by it, him or her as set forth opposite their name. Beneficial ownership of the common stock listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”).

	Shares Beneficially Owned

5% Stockholders	Number	Percentage

RS Investment Management Co. LLC (1)	2,142,700	10.2%
Lord, Abbett & Co. LLC(2)	1,519,803	7.2
Cramer Rosenthal McGlynn, LLC(3)	1,139,250	5.4
Alliance Entities(4)	1,052,908	5.0

Named Executive Officers and Directors

Mervin Dunn(5)	273,643	1.3
Donald P. Lorraine(6)	60,493	*
Gerald L. Armstrong(7)	78,081	*
James F. Williams(8)	83,454	*
Chad M. Utrup(9)	85,682	*
David R. Bovee	400	*
S.A. Johnson	74,392	*
Scott D. Rued(10)	106,479	*
Richard A. Snell(11)	5,000	*
Scott C. Arves	—	—
Robert C. Griffin	1,500	*
All directors and executive officers as a group (11 persons)	710,131	3.3

*	Denotes less than one percent.

(1)	Information is based on a Schedule 13G as filed with the Securities and Exchange Commission on July 8, 2005. RS Investment Management Co. LLC is the general partner of RS Investment Management, L.P. RS Investment Management, L.P. is a registered investment adviser, managing member of registered investment advisers, and the investment adviser to RS Partners Fund, a registered investment company which owns more than five percent of our common stock. George R. Hecht is a control person of RS Investment Management Co. LLC and RS Investment Management, L.P. The address of RS Investment Management Co. LLC, RS Investment Management, L.P. and RS Partners Fund is 388 Market Street, Suite 1700, San Francisco, California 94111.

(2)	Information reported is based on a Schedule 13G as filed with the Securities and Exchange Commission on February 2, 2005. The address for Lord, Abbett & Co. LLC is 90 Hudson Street, Jersey City, New Jersey 07302.

(3)	Information reported is based on a Schedule 13G as filed with the Securities and Exchange Commission on January 22, 2005. The address for Cramer Rosenthal McGlynn, LLC is 520 Madison Avenue, New York, New York 10022.

(4)	Information reported is based on a Schedule 13G as filed with the Securities and Exchange Commission on February 14, 2005. The Alliance Entities are comprised of AXA Financial, Inc., which is owned by AXA, which in turn is under the group control of AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle and AXA Courtage Assurance Mutuelle. The address for AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle and AXA Courtage Assurances Mutuelle is 26, rue Drouot, 75009 Paris, France. The address for AXA is 25, avenue Matignon, 75008 Paris, France. The address for AXA Financial, Inc. is 1290 Avenue of the Americas, New York, New York 10104.

(5)	Includes 273,643 shares issuable upon exercise of currently exercisable options.

(6)	Includes 60,493 shares issuable upon exercise of currently exercisable options.

(7)	Includes 78,081 shares issuable upon exercise of currently exercisable options.

(8)	Includes 82,133 shares issuable upon exercise of currently exercisable options.

(9)	Includes 85,682 shares issuable upon exercise of currently exercisable options.

(10)	Includes 20,000 shares issuable upon exercise of currently exercisable options.

(11)	Includes 5,000 shares held in a trust for the benefit of Mr. Snell’s children. Mr. Snell’s spouse is the trustee of the trust. Mr. Snell disclaims beneficial ownership of these shares.

DESCRIPTION OF OTHER INDEBTEDNESS
Senior Credit Facility
      General. On August 10, 2004 Commercial Vehicle Group, Inc. and its domestic subsidiaries (collectively, the “U.S. Borrowers”) and certain foreign subsidiaries of Commercial Vehicle Group, Inc. (collectively, the “Foreign Borrowers” and together with the U.S. Borrowers, the “Borrowers”) entered into a senior credit facility with U.S. Bank National Association, Comerica Bank and other lenders party thereto. The senior credit facility, as amended, provides for (1) a $100.0 million revolving credit facility; (2) a $128.6 million U.S. term credit facility; and (3) a £6.68 million foreign currency term credit facility. We may borrow under the revolving credit facility in either U.S. dollars or UK pound sterling (subject to a £15.0 million cap). We used the proceeds of our senior credit facility to refinance existing senior indebtedness and for general corporate purposes, including working capital, refinancings and the Mayflower and MWC acquisitions.
      Interest Rates. Borrowings under the revolving credit facility in U.S. dollars and the U.S. term loan credit facility bear interest at a rate per annum equal to our choice of (a) the Prime Rate (as defined in the senior credit facility) plus an applicable margin, or (b) the Eurocurrency Rate (as defined in the senior credit facility) plus an applicable margin. Borrowings under the foreign currency term loan credit facility or the revolving credit facility in UK pound sterling bear interest at a rate per annum equal to the Eurocurrency Rate plus the applicable margin.
      As of September 30, 2005, we had term loan borrowings of $39.0 million, bearing interest at a weighted average rate of 6.0%, and revolving credit facility borrowings of $2.6 million, bearing interest at a weighted average rate of 6.8%. The margins applicable to senior credit facility adjust on a sliding scale based on our Total Leverage Ratio (as defined in the senior credit facility).
      Security and Guarantees. All of the U.S. Borrowers’ obligations under the senior credit facility are secured by a pledge of all our equity securities and the equity securities of our direct and indirect domestic subsidiaries, substantially all of our tangible and intangible assets and 65% of the equity securities of, or equity interest in, certain of our foreign subsidiaries. All of the Foreign Borrowers’ obligations under the senior credit facility are secured by a 65% pledge by such Foreign Borrowers’ securities and equity securities of, such entities subsidiaries. All of the Foreign Borrowers’ obligations under the senior credit facility are guaranteed by each of the other Foreign Borrowers. The U.S. Borrowers are joint and severally liable for each other U.S. Borrower’s obligations under the senior credit facility.
      Covenants. Our senior credit facility contains certain customary covenants, including: reporting and other affirmative covenants; financial covenants, including required levels of interest coverage, fixed charge coverage and total leverage, in each case calculated based upon consolidated EBITDA (as defined in the senior credit facility); restrictive covenants, including limitations on other indebtedness, liens, fundamental changes, asset sales, restricted payments, capital expenditures, investments, prepayments, transactions with affiliates, sales and leasebacks, negative pledges, and leases and other matters customarily restricted in loan agreements.
      Events of Default. Our senior credit facility contains customary events of default, including, but not limited to, failure to pay interest, principal or fees when due, any material inaccuracy of any representation or warranty, failure to comply with covenants, material cross default, insolvency, bankruptcy events, material judgments, ERISA events, change of control, change in nature of business, failure to maintain first priority perfected security interest, invalidity of guarantee, and loss of subordination. Certain of the defaults are subject to exceptions, materiality qualifiers, grace periods and baskets customary for senior credit facilities of this type.
      Maturity. Prior to the maturity date, revolving loans may be borrowed, repaid and reborrowed without penalty or premium. The revolving credit facility is available until January 31, 2010. Each of the U.S. term loan and the foreign currency term loan is payable in increasing quarterly installments commencing March 31, 2005, with the remainder due on December 31, 2010.

      Commitment Fees. We will pay a commitment fee to the lenders, which is calculated at a rate per annum based on a percentage of the difference between committed amounts and amounts actually borrowed under the revolving credit facility multiplied by the applicable margin, which is set based upon our Total Leverage Ratio. The commitment fee is payable quarterly in arrears.
      Voluntary and Mandatory Prepayments. Voluntary prepayments of amounts outstanding under the senior credit facility are permitted at any time, without premium or penalty. However, if prepayment is made with respect to a Eurodollar rate loan and the prepayment is made on a date other than an interest payment date, we must pay a fee to compensate the lenders for losses incurred as a result of the prepayment.
      We are required to prepay amounts outstanding under the senior credit facility in an amount equal to 100% of the net proceeds from certain asset sales by us or from the payment of any insurance claim with respect to any of our assets, in each case, subject to certain reinvestment provisions and limited exceptions; up to 75% of Excess Cash Flow (as defined in the senior credit facility) based on the Total Leverage Ratio; 100% of the net proceeds from the issuance of any debt by us, subject to certain exceptions, or the Secondary Offering (as defined in the senior credit facility).

DESCRIPTION OF THE NOTES
      Commercial Vehicle Group, Inc. issued the Notes under an Indenture dated July 6, 2005 (the “Indenture”) among itself, the Subsidiary Guarantors and U.S. National Bank Association, as Trustee, in a private transaction that was not subject to the registration requirements of the Securities Act. Any Notes that remain outstanding after completion of the exchange offer, together with the Exchange Notes will be treated as a single class of notes under the Indenture. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.
      Certain terms used in this description are defined under the subheading “— Certain Definitions”. In this description, the word “Company” refers only to Commercial Vehicle Group, Inc. and not to any of its subsidiaries. Unless the context otherwise requires, references in this “Description of the Notes” to the “Notes” include the Notes issued to the initial purchasers in a private transaction that was not subject to the registration requirements of the Securities Act and the Exchange Notes, which have been registered under the Securities Act.
      The following description is only a summary of the material provisions of the Indenture. We urge you to read the Indenture because it, not this description, defines your rights as holders of these Notes. You may request copies of these agreements at our address set forth under the heading “Where You Can Find More Information”.
Brief Description of the Notes
      These Notes:

•	are unsecured senior obligations of the Company;

•	are senior in right of payment to any future Subordinated Obligations of the Company; and

•	are guaranteed by each Subsidiary Guarantor.
Principal, Maturity and Interest
      The Company issued the Notes initially in an aggregate principal amount of $150.0 million. The Company will issue the Notes in denominations of $1,000 and integral multiples of $1,000. The Notes will mature on July 1, 2013. Subject to our compliance with the covenant described under the subheading “— Certain Covenants — Limitation on Indebtedness”, we are permitted to issue an unlimited additional aggregate principal amount of Notes from time to time under the Indenture (the ”Additional Notes”). The Notes and the Additional Notes, if any, will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the Notes”, references to the Notes include any Additional Notes actually issued.
      Interest on these Notes will accrue at the rate of 8% per annum and will be payable semiannually in arrears on January 1 and July 1, commencing on January 1, 2006. We will make each interest payment to the holders of record of these Notes on the immediately preceding December 15 and June 15. We will pay interest on overdue principal at 1% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful.
      Interest on these Notes will accrue from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.
Optional Redemption
      Except as set forth below, we will not be entitled to redeem the Notes at our option prior to July 1, 2009.
      On and after July 1, 2009, we will be entitled at our option to redeem all or a portion of these Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed in percentages of principal amount on the redemption date), plus accrued interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on July 1 of the years set forth below:

Period	Redemption Price

2009	104.00%
2010	102.00%
2011 and thereafter	100.00%
      In addition, any time prior to July 1, 2009, we will be entitled at our option to redeem all or a portion of the Notes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus the Applicable Premium as of, and accrued and unpaid interest to, the redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date). Notice of such redemption must be mailed by first-class mail to each Holder’s registered address, not less than 30 nor more than 60 days prior to the redemption date.
      Prior to July 1, 2008, we will be entitled at our option on one or more occasions to redeem Notes (which includes Additional Notes, if any) in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the Notes (which includes Additional Notes, if any) originally issued at a redemption price (expressed as a percentage of principal amount) of 108%, plus accrued and unpaid interest to the redemption date, with the net cash proceeds from one or more Equity Offerings; provided, however, that
      (1) at least 65% of such aggregate principal amount of Notes (which includes Additional Notes, if any) remains outstanding immediately after the occurrence of each such redemption (other than Notes held, directly or indirectly, by the Company or its Affiliates); and
      (2) each such redemption occurs within 90 days after the date of the related Equity Offering.
Selection and Notice of Redemption
      If we are redeeming less than all the Notes at any time, the Trustee will select Notes on a pro rata basis to the extent practicable.
      We will redeem Notes of $1,000 or less in whole and not in part. We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address.
      If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. We will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the holder upon cancelation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.
Mandatory Redemption; Offers to Purchase; Open Market Purchases
      We are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, we may be required to offer to purchase Notes as described under the captions “— Change of Control” and “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock”. We may at any time and from time to time purchase Notes in the open market or otherwise.
Guaranties
      The Subsidiary Guarantors jointly and severally guarantee, on a senior unsecured basis, our obligations under these Notes. The obligations of each Subsidiary Guarantor under its Subsidiary Guaranty will be limited as necessary to prevent that Subsidiary Guaranty from constituting a fraudulent conveyance under applicable law. See “Risk Factors — Risks Related to the Notes — Federal and state statutes allow courts, under specific circumstances, to void the guarantees, subordinate claims in respect of the guarantees and require note holders to return payments received from the guarantors.”
      Each Subsidiary Guarantor that makes a payment under its Subsidiary Guaranty will be entitled upon payment in full of all guarantied obligations under the Indenture to a contribution from each other Subsidiary Guarantor in an amount equal to such other Subsidiary Guarantor’s pro rata portion of such payment based on the respective net assets of all the Subsidiary Guarantors at the time of such payment determined in accordance with GAAP.
      If a Subsidiary Guaranty were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Subsidiary Guarantor, and, depending on the amount of such indebtedness, a Subsidiary Guarantor’s liability on its Subsidiary Guaranty could be reduced to zero. See “Risk Factors — Not all of our subsidiaries are subsidiary guarantors.”
      Pursuant to the Indenture, (A) a Subsidiary Guarantor may consolidate with, merge with or into, or transfer all or substantially all its assets to any other Person to the extent described below under “— Certain Covenants — Merger and Consolidation” and (B) the Capital Stock of a Subsidiary Guarantor may be sold or otherwise disposed of to another Person to the extent described below under “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock”; provided, however, that in the case of the consolidation, merger or transfer of all or substantially all the assets of such Subsidiary Guarantor, if such other Person is not the Company or a Subsidiary Guarantor, such Subsidiary Guarantor’s obligations under its Subsidiary Guaranty must be expressly assumed by such other Person, except that such assumption will not be required in the case of:

(1) the sale or other disposition (including by way of consolidation or merger) of a Subsidiary Guarantor, including the sale or disposition of Capital Stock of a Subsidiary Guarantor following which such Subsidiary Guarantor is no longer a Subsidiary; or

(2) the sale or disposition of all or substantially all the assets of a Subsidiary Guarantor;
in each case other than to the Company or an Affiliate of the Company and as permitted by the Indenture and if in connection therewith the Company provides an Officers’ Certificate to the Trustee to the effect that the Company will comply with its obligations under the covenant described under “Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” in respect of such disposition. Upon any sale or disposition described in clause (1) or (2) above, the obligor on the related Subsidiary Guaranty will be released from its obligations thereunder.
      The Subsidiary Guaranty of a Subsidiary Guarantor also will be released:

(1) upon the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary;

(2) at such time as such Subsidiary Guarantor does not have any Indebtedness outstanding that would have required such Subsidiary Guarantor to enter into a Guaranty Agreement pursuant to the covenant described under “— Certain Covenants — Future Guarantors”; or

(3) if we exercise our legal defeasance option or our covenant defeasance option as described under “— Defeasance” or if our obligations under the Indenture are discharged in accordance with the terms of the Indenture.
Ranking

Senior Indebtedness versus Notes
      The indebtedness evidenced by these Notes and the Subsidiary Guaranties is unsecured and ranks pari passu in right of payment to the Senior Indebtedness of the Company and the Subsidiary Guarantors, as the case may be. The Notes are guaranteed by the Subsidiary Guarantors.

      As of September 30, 2005, the Company and the Subsidiary Guarantors had Indebtedness of approximately $177.8 million, including $27.8 million of secured indebtedness.
      The Notes are unsecured obligations of the Company. Secured debt and other secured obligations of the Company (including obligations with respect to the Credit Agreement) will be effectively senior to the Notes to the extent of the value of the assets securing such debt or other obligations.

Liabilities of Subsidiaries versus Notes
      All of our operations are conducted through our subsidiaries. Some of our subsidiaries do not Guarantee the Notes, and, as described above under “— Guarantees”, Subsidiary Guaranties may be released under certain circumstances. In addition, our future subsidiaries may not be required to guarantee the Notes. Claims of creditors of such non-guarantor subsidiaries, including trade creditors and creditors holding indebtedness or Guarantees issued by such non-guarantor subsidiaries, and claims of preferred stockholders of such non-guarantor subsidiaries generally will have priority with respect to the assets and earnings of such non-guarantor subsidiaries over the claims of our creditors, including holders of the Notes. Accordingly, the Notes will be effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of our non-guarantor subsidiaries.
      At September 30, 2005, the total liabilities of our subsidiaries (other than the Subsidiary Guarantors) were approximately $52.1 million, including trade payables. Although the Indenture limits the incurrence of Indebtedness and preferred stock by certain of our subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by such subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See “— Certain Covenants — Limitation on Indebtedness”.
Book-Entry, Delivery and Form
      The Notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000.
      The Notes initially will be represented by one or more global notes in registered form without interest coupons (collectively, the “Global Notes”). The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.
      Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below. See “— Exchange of Global Notes for Certificated Notes”. Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Notes in certificated form. In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

Depository Procedures
      The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.
      DTC has advised us that DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the

Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the “participants”) and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (collectively, the “indirect participants”). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.
      DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in the Global Notes).
      Investors in the Global Notes who are participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not participants may hold their interests therein indirectly through organizations which are participants in such system. All interests in a Global Note may be subject to the procedures and requirements of DTC. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.
      Except as described below, owners of an interest in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “Holders” thereof under the Indenture for any purpose.
      Payments in respect of the principal of, and interest and premium and additional interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners of the Notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.
      DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.
      Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.
      DTC has advised the Company that it will take any action permitted to be taken by a Holder of Notes only at the direction of one or more participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for legended Notes in certificated form, and to distribute such Notes to its participants.
      Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants, it is under no obligation to perform such procedures, and such procedures may be discontinued or changed at any time. Neither the Company nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes
      A Global Note is exchangeable for Certificated Notes if:

(1) DTC (A) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes or (B) has ceased to be a clearing agency registered under the Exchange Act and, in each case, a successor depositary is not appointed;

(2) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a Default with respect to the Notes.
      In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Exchange of Certificated Notes for Global Notes
      Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions, if any.

Same Day Settlement and Payment
      The Company will make payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, interest and additional interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. The Company will make all payments of principal, interest and premium and additional interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such Holder’s registered address. The Notes represented by the Global Notes are expected to be eligible to trade in the PORTAL market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.
Change of Control
      Upon the occurrence of any of the following events (each a “Change of Control”), each Holder shall have the right to require that the Company repurchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

(1) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company;

(2) individuals who on the Issue Date constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office;

(3) the adoption of a plan relating to the liquidation or dissolution of the Company; or

(4) the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company (determined on a consolidated basis) to another Person other than a transaction following which (i) in the case of a merger or consolidation transaction, holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction and in substantially the same proportion as before the transaction and (ii) in the case of a sale of assets transaction, each transferee becomes an obligor in respect of the Notes and a Subsidiary of the transferor of such assets.
      Within 30 days following any Change of Control, we will mail a notice to each Holder with a copy to the Trustee (the “Change of Control Offer”) stating:

(1) that a Change of Control has occurred and that such Holder has the right to require us to purchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2) the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization, in each case after giving effect to such Change of Control);

(3) the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4) the instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow in order to have its Notes purchased.
      We will not be required to make a Change of Control Offer following a Change of Control if (i) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer or (ii) a notice of redemption has been given pursuant to Indenture as described above under “— Optional Redemption,” unless and until there is a default on the payment of the applicable redemption price. A Change of Control Offer may be made in advance of a Change of Control, conditioned on the consummation of the Change of Control, if a definitive agreement is in effect for the Change of Control at the time of the making of such Change of Control Offer.
      We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the covenant described hereunder by virtue of our compliance with such securities laws or regulations.
      The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Company and the Initial Purchasers. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to Incur additional Indebtedness are contained in the covenants described under “— Certain Covenants — Limitation on Indebtedness”, “— Limitation on Liens” and “— Limitation on Sale/ Leaseback Transactions”. Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.
      The Credit Agreement will provide that the occurrence of certain change of control events with respect to the Company would constitute a default thereunder. In the event a Change of Control occurs at a time when we are prohibited from purchasing Notes, we may seek the consent of our lenders to the purchase of Notes or may attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we will remain prohibited from purchasing Notes. In such case, our failure to offer to purchase Notes would constitute a Default under the Indenture, which would, in turn, constitute a default under the Credit Agreement.
      Future indebtedness that we may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. Moreover, the exercise by the holders of their right to require us to repurchase their Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders of Notes following the occurrence of a Change of Control may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.
      The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Company to any Person. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of Notes may require the Company to make an offer to repurchase the Notes as described above.
      The provisions under the Indenture relative to our obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.
Certain Covenants
      The Indenture contains covenants including, among others, the following:

Limitation on Indebtedness
      (a) The Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company and the Subsidiary Guarantors will be entitled to Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto on a pro forma basis the Consolidated Coverage Ratio exceeds 2.00 to 1.
      (b) Notwithstanding the foregoing paragraph (a), the Company and the Restricted Subsidiaries will be entitled to Incur any or all of the following Indebtedness:

(1) Indebtedness Incurred by the Company and Restricted Subsidiaries under a Credit Agreement in an amount not to exceed the greater of (i) $140.3 million and (ii) the Borrowing Base; provided, however, that the aggregate amount of all Indebtedness that may be Incurred and outstanding under this clause (1) shall be reduced by the aggregate sum of all principal payments with respect to any Term Loan Facility pursuant to paragraph (a)(3)(A) of the covenant described under “— Limitation on Sales of Assets and Subsidiary Stock;” provided, further, however, that (A) the aggregate amount of all Indebtedness that may be Incurred under this clause (1) shall be reduced by the aggregate amount of all Indebtedness Incurred pursuant to clause (12) and then outstanding and (B) the aggregate principal amount of all Indebtedness Incurred and then outstanding under this clause (1) by Restricted Subsidiaries that are not Subsidiary Guarantors shall not exceed $50.0 million;

(2) Indebtedness owed to and held by the Company or a Restricted Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon, (B) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes, and (C) if a Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations of such Subsidiary Guarantor with respect to its Subsidiary Guaranty;

(3) the Notes and the Exchange Notes (other than any Additional Notes);

(4) Indebtedness outstanding on the Issue Date (other than Indebtedness described in clause (1), (2), or (3) of this covenant);

(5) Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Subsidiary was acquired by the Company or a Restricted Subsidiary (other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Company or a Restricted Subsidiary); provided, however, that on the date of such acquisition and after giving pro forma effect thereto, the Company would have been entitled to Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of this covenant;

(6) Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (3), (4) or (5) or this clause (6); provided, however, that to the extent such Refinancing Indebtedness directly or indirectly Refinances Indebtedness of a Subsidiary Incurred pursuant to clause (5), such Refinancing Indebtedness shall be Incurred only by such Subsidiary;

(7) Hedging Obligations that are Incurred for bona fide hedging purposes that are entered into the ordinary course of business and not for speculative purposes;

(8) obligations in respect of performance, bid and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business;

(9) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within three Business Days of its Incurrence;

(10) Indebtedness consisting of the Subsidiary Guaranty of a Subsidiary Guarantor and any Guarantee by a Subsidiary Guarantor of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (1), (2), (3) or (4) or pursuant to clause (6) to the extent the Refinancing Indebtedness Incurred thereunder directly or indirectly Refinances Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (3) or (4);

(11) Purchase Money Indebtedness Incurred to finance the acquisition by the Company or a Restricted Subsidiary of assets in the ordinary course of business, and any Refinancing Indebtedness Incurred to Refinance such Indebtedness, in an aggregate principal amount which, when added together with the amount of Indebtedness Incurred pursuant to this clause (11) and then outstanding, does not exceed the greater of $15.0 million and 3% of Total Assets at the date of determination;

(12) Indebtedness Incurred by a Receivables Subsidiary in a Qualified Receivables Transaction that is not recourse to the Company or any Restricted Subsidiary (except for Standard Securitization Undertakings); provided, however, that, immediately after giving effect to any such Incurrence the aggregate principal amount of all Indebtedness Incurred pursuant to this clause (12) and then outstanding does not exceed the aggregate principal amount of Indebtedness permitted to be Incurred pursuant to clause (1) less the aggregate principal amount of Indebtedness Incurred pursuant to clause (1) and then outstanding;

(13) (A) Indebtedness of Foreign Subsidiaries Incurred for working capital purposes and (B) other Indebtedness of Foreign Subsidiaries in an aggregate principal amount, which when taken together with all other Indebtedness then outstanding and Incurred pursuant to this subclause (B), does not exceed the greater of (x) $25.0 million and (y) 10% of the aggregate total assets of all Foreign Subsidiaries;

(14) Indebtedness consisting of customary indemnification, adjustment of purchase price, earn-out or similar obligations of the Company or any Restricted Subsidiary, in each case Incurred in connection with the acquisition or disposition of any assets in accordance with the terms of the Indenture; provided, however, that with respect to any such disposition, the maximum aggregate liability in respect of all such Indebtedness will at no time exceed the gross proceeds actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

(15) Indebtedness of the Company or any Restricted Subsidiary, to the extent the proceeds of such Indebtedness are deposited and used to defease the Notes as described under “— Defeasance;” and

(16) Indebtedness of the Company or of any of the Subsidiary Guarantors in an aggregate principal amount which, when taken together with all other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the date of such Incurrence (other than Indebtedness permitted by clauses (1) through (15) above or paragraph (a)) does not exceed $35.0 million.

      (c) Notwithstanding the foregoing, neither the Company nor any Subsidiary Guarantor will Incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations of the Company or any Subsidiary Guarantor unless such Indebtedness shall be subordinated to the Notes or the applicable Subsidiary Guaranty to at least the same extent as such Subordinated Obligations.
      (d) For purposes of determining compliance with this covenant:

(1) in the event that an item of Indebtedness (or any portion thereof) meets the criteria of more than one of the types of Indebtedness described above, the Company, in its sole discretion, will be permitted to classify and later reclassify such item of Indebtedness (or any portion thereof) in any manner that complies with this covenant and will only be required to include the amount and type of such Indebtedness in one of the above clauses; provided, however that (A) Indebtedness under the Credit Agreement outstanding on the Issue Date will be deemed to have been Incurred on such date under clause (1) of paragraph (b) above and (B) the Company will not be permitted to reclassify (i) all or any portion of any Indebtedness Incurred under clause (1) or (12) of paragraph (b) above.

(2) the Company will be entitled to divide and classify or reclassify (to the extent permitted by clause (1) of this paragraph (d)) an item of Indebtedness in more than one of the types of Indebtedness described above.
      (e) For purposes of determining compliance with any U.S. dollar denominated restriction on the Incurrence of Indebtedness where the Indebtedness Incurred is denominated in a different currency, the amount of such Indebtedness will be the U.S. Dollar Equivalent determined on the date of the Incurrence of such Indebtedness; provided, however, that if any such Indebtedness denominated in a different currency is subject to a Currency Agreement with respect to U.S. dollars covering all principal, premium, if any, and interest payable on such Indebtedness, the amount of such Indebtedness expressed in U.S. dollars will be as provided in such Currency Agreement. The principal amount of any Refinancing Indebtedness Incurred in the same currency as the Indebtedness being Refinanced will be the U.S. Dollar Equivalent of the Indebtedness Refinanced, except to the extent that (1) such U.S. Dollar Equivalent was determined based on a Currency Agreement, in which case the Refinancing Indebtedness will be determined in accordance with the preceding sentence, and (2) the principal amount of the Refinancing Indebtedness exceeds the principal amount of the Indebtedness being Refinanced, in which case the U.S. Dollar Equivalent of such excess, as appropriate, will be determined on the date such Refinancing Indebtedness is Incurred.

Limitation on Restricted Payments
      (a) The Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(1) a Default shall have occurred and be continuing (or would result therefrom);

(2) the Company is not entitled to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “— Limitation on Indebtedness”; or

(3) the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date would exceed the sum of (without duplication):

(A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from April 1, 2005 to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which financial statements are available (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); plus

(B) 100% of the aggregate Net Cash Proceeds received by the Company from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Subsidiary of the Company and other than an issuance or sale to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) and 100% of any cash capital contribution received by the Company from its shareholders subsequent to the Issue Date; plus

(C) the amount by which Indebtedness of the Company is reduced on the Company’s balance sheet upon the conversion or exchange subsequent to the Issue Date of any Indebtedness of the Company for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company upon such conversion or exchange); provided, however, that the foregoing amount shall not exceed the Net Cash Proceeds received by the Company or any Restricted Subsidiary from the sale of such Indebtedness (excluding Net Cash Proceeds from sales to a Subsidiary of the Company or to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees); plus

(D) an amount equal to the sum of (i) the net reduction in the Investments (other than Permitted Investments) made by the Company or any Restricted Subsidiary in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital (excluding dividends and distributions), in each case received by the Company or any Restricted Subsidiary, and (ii) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

      (b) The preceding provisions will not prohibit:

(1) any Restricted Payment made out of the Net Cash Proceeds of the substantially concurrent sale of, or made by exchange for, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) or a substantially concurrent cash capital contribution received by the Company from its shareholders; provided, however, that (A) such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;

(2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of the Company or a Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent Incurrence of, Indebtedness of such Person which is permitted to be Incurred pursuant to the covenant described under “— Limitation on Indebtedness”; provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments;

(3) dividends or other distributions paid within 60 days after the date of declaration thereof if at such date of declaration such dividend or other distribution would have complied with this covenant; provided, however, that at the time of payment of such dividend or other distribution, no other Default shall have occurred and be continuing (or result therefrom); provided further, however, that such dividend or other distribution shall be included in the calculation of the amount of Restricted Payments;

(4) so long as no Default has occurred and is continuing, the purchase, redemption or other acquisition of shares of Capital Stock of the Company or any of its Subsidiaries from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such Capital Stock; provided, however, that the aggregate amount of such Restricted Payments (excluding amounts representing cancelation of Indebtedness) shall not exceed $2.0 million in any calendar year, except that any amount not so used in any calendar year may be used in subsequent calendar years up to $5.0 million in any calendar year; provided further, however, that the maximum amount in any calendar year may be increased by an amount not to exceed an amount equal to (A) the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the Issue Date, less any amounts previously applied to the payment of Restricted Payments pursuant to this clause (4), plus (B) the aggregate cash proceeds received from the Company during that calendar year from any reissuance of Capital Stock by the Company to employees, officers and directors of the Company and its Restricted Subsidiaries and previously applied to the payment of Restricted Payments, plus (C) any cash proceeds paid to the Company since the Issue Date in connection with the issuance or exercise of any management or employee Capital Stock so acquired and previously applied to the payment of Restricted Payments; provided, however, that any proceeds described in clause (B) or (C) shall be excluded in the calculation of the amounts under clause (3)(B) of paragraph (a) above; provided further, however, that such repurchases and other acquisitions shall be excluded in the calculation of the amount of Restricted Payments;

(5) the declaration and payments of dividends on Disqualified Stock issued pursuant to the covenant described under “— Limitation on Indebtedness”; provided, however, that at the time of payment of such dividend, no Default shall have occurred and be continuing (or result therefrom); provided further, however, that such dividends shall be excluded in the calculation of the amount of Restricted Payments;

(6) repurchases of Capital Stock deemed to occur upon exercise of stock options if such Capital Stock represents a portion of the exercise price of such options; provided, however, that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments;

(7) cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of the Company; provided, however, that any such cash payment shall not be for the purpose of evading the limitation of the covenant described under this subheading (as determined in good faith by the Board of Directors); provided further, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments;

(8) in the event of a Change of Control, and if no Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Company or any Subsidiary Guarantor, in each case, at a purchase price not greater than 101% of the principal amount of such Subordinated Obligations, plus any accrued and unpaid interest thereon; provided, however, that prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company (or a third party to the extent permitted by the Indenture) has made a Change of Control Offer with respect to the Notes as a result of such Change of Control and has repurchased all Notes validly tendered and not withdrawn in connection with such Change of Control Offer; provided further, however, that such payments, purchases, redemptions, defeasances or other acquisitions or retirements shall be included in the calculation of the amount of Restricted Payments;

(9) payments of intercompany subordinated Indebtedness, the Incurrence of which was permitted under clause (2) of paragraph (b) of the covenant described under “— Limitation on Indebtedness”; provided, however, that no Default has occurred and is continuing or would otherwise result therefrom; provided further, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments;

(10) so long as no Default has occurred and is continuing or would be caused thereby, the repurchase, redemption or other acquisition or retirement for value of Subordinated Obligations with any excess Net Available Cash remaining after the consummation of an offer to purchase Notes pursuant to the terms of the covenant described under “— Limitation on Sales of Assets and Subsidiary Stock;” provided, however, that such repurchase, redemption or other acquisition or retirement shall be excluded in the calculation of the amount of Restricted Payments;

(11) the repurchase, redemption or other acquisition for value of Capital Stock of the Company or any direct or indirect parent of the Company representing fractional shares of such Capital Stock in connection with a merger, consolidation, amalgamation or other combination involving the Company in an amount which, when taken together with all Restricted Payments made pursuant to this clause (11) does not exceed $1.0 million; provided, however, that such repurchase, redemption or other acquisition shall be excluded in the calculation of the amount of Restricted Payments; or

(12) Restricted Payments in an amount which, when taken together with all Restricted Payments made pursuant to this clause (12) does not exceed $10.0 million; provided, however, that (A) at the time of each such Restricted Payment, no Default shall have occurred and be continuing (or result therefrom) and (B) such dividends shall be excluded in the calculation of the amount of Restricted Payments.

Limitation on Restrictions on Distributions from Restricted Subsidiaries
      The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock to the Company or a Restricted Subsidiary or pay any Indebtedness owed to the Company, (b) make any loans or advances to the Company or (c) transfer any of its property or assets to the Company, except:

(1) with respect to clauses (a), (b) and (c),

(A) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date (including the Credit Agreement);

(B) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date;

(C) any encumbrance or restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(D) any encumbrance or restriction with respect to contractual requirements of a Receivables Subsidiary in connection with a Qualified Receivables Transaction; provided that any such encumbrances or restrictions apply only to such Receivables Subsidiary;

(E) restrictions on cash or other deposits imposed by customers, suppliers or landlords under contracts entered into in the ordinary course of business;

(F) any encumbrance or restriction pursuant to any Purchase Money Indebtedness permitted to be Incurred under clause (11) of paragraph (b) of the covenant described under “— Limitation on Indebtedness”; provided, however, that any such encumbrances or restrictions apply only to the assets the purchase of which is being financed with such Purchase Money Indebtedness;

(G) customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business that restrict the transfer of ownership interests in such joint venture; and

(H) any encumbrance or restriction contained in any Indebtedness Incurred by a Foreign Subsidiary in accordance with the Indenture to the extent such encumbrance or restriction applies only to the assets of such Foreign Subsidiary; and

(2) with respect to clause (c) only,

(A) any encumbrance or restriction consisting of customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder; and

(B) any encumbrance or restriction contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements or mortgages; and

(3) any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments or refinancings of the contracts, instruments or obligations referred to in paragraphs (1) and (2) above; provided, however, that such amendments or refinancings are, in the good faith judgment of the Board of Directors of the Company, no more restrictive with respect to such dividend and other restrictions than those contained in the dividend or other restrictions prior to such amendment or refinancing.

Limitation on Sales of Assets and Subsidiary Stock
      (a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless:

(1) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value (including as to the value of all non-cash consideration) of the shares and assets subject to such Asset Disposition, as determined in good faith by the Board of Directors, if the fair market value is equal to or exceeds $2.5 million, or by an Officer, if the fair market value is less than $2.5 million;

(2) at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents; and

(3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be)

(A) to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Senior Indebtedness of the Company or Indebtedness (other than any Disqualified Stock) of a Wholly Owned Subsidiary (in each case other than Indebtedness owed to the Company or an Affiliate of the Company) within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

(B) to the extent the Company elects, to acquire Additional Assets within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; and

(C) to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an offer to the holders of the Notes (and to holders of other Senior Indebtedness of the Company designated by the Company) to purchase Notes (and such other Senior Indebtedness of the Company) pursuant to and subject to the conditions contained in the Indenture;
provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A) or (C) above, the Company or such Restricted Subsidiary shall permanently retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.
      Notwithstanding the foregoing provisions of this covenant, the Company and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions which is not applied in accordance with this covenant exceeds $10.0 million. Pending application of Net Available Cash pursuant to this covenant, such Net Available Cash shall be invested in Temporary Cash Investments or applied to temporarily reduce revolving credit indebtedness.
      For the purposes of this covenant, the following are deemed to be cash or cash equivalents:

(1) the assumption or discharge of Indebtedness of the Company (other than obligations in respect of Disqualified Stock of the Company) or any Restricted Subsidiary (other than obligations in respect of Disqualified Stock or Preferred Stock of a Subsidiary Guarantor) and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition;

(2) securities received by the Company or any Restricted Subsidiary from the transferee that are converted within 90 days by the Company or such Restricted Subsidiary into cash, to the extent of cash received in that conversion; and

(3) any Designated Non-cash Consideration received by the Company or any Restricted Subsidiary in an Asset Disposition having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (3) (unless such Designated Non-cash Consideration has been converted into cash, which shall be treated after such conversion as Net Available Cash), not to exceed 2.5% of Total Assets at the time of the receipt of such Designated Non-cash Consideration.
      (b) In the event of an Asset Disposition that requires the purchase of Notes (and other Senior Indebtedness of the Company) pursuant to clause (a)(3)(C) above, the Company will purchase Notes tendered pursuant to an offer by the Company for the Notes (and such other Senior Indebtedness) at a purchase price of 100% of their principal amount (or, in the event such other Senior Indebtedness of the Company was issued with significant original issue discount, 100% of the accreted value thereof) without premium, plus accrued but unpaid interest (or, in respect of such other Senior Indebtedness of the Company, such lesser price, if any, as may be provided for by the terms of such Senior Indebtedness) in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the securities tendered exceeds the Net Available Cash allotted to their purchase, the Company will select the securities to be purchased on a pro rata basis but in round denominations, which in the case of the Notes will be denominations of $1,000 principal amount or multiples thereof. The Company shall not be required to make such an offer to purchase Notes (and other Senior Indebtedness of the Company) pursuant to this covenant if the Net Available Cash available therefor is less than $5.0 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition). Upon completion of such an offer to purchase, Net Available Cash will be deemed to be reduced by the aggregate amount of such offer.
      (c) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of its compliance with such securities laws or regulations.

Limitation on Affiliate Transactions
      (a) The Company will not, and will not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an “Affiliate Transaction”) unless:

(1) the terms of the Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm’s-length dealings with a Person who is not an Affiliate;

(2) if such Affiliate Transaction involves an amount in excess of $2.5 million, the terms of the Affiliate Transaction are set forth in writing and a majority of the non-employee directors of the Company disinterested with respect to such Affiliate Transaction have determined in good faith that the criteria set forth in clause (1) are satisfied and have approved the relevant Affiliate Transaction as evidenced by a resolution of the Board of Directors; and

(3) if such Affiliate Transaction involves an amount in excess of $7.5 million, the Board of Directors shall also have received a written opinion from an Independent Qualified Party to the effect that such Affiliate Transaction is fair, from a financial standpoint, to the Company and its Restricted Subsidiaries or is not less favorable to the Company and its Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm’s-length transaction with a Person who was not an Affiliate.
      (b) The provisions of the preceding paragraph (a) will not prohibit:

(1) any Investment (other than a Permitted Investment) or other Restricted Payment, in each case permitted to be made pursuant to (but only to the extent included in the calculation of the amount of Restricted Payments made pursuant to paragraph (a)(3) of) the covenant described under “— Limitation on Restricted Payments”;

(2) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment, severance or compensation arrangements, stock options and stock ownership plans approved by the Board of Directors;

(3) loans or advances to employees in the ordinary course of business in accordance with the past practices of the Company or its Restricted Subsidiaries, but in any event not to exceed $2.0 million in the aggregate outstanding at any one time;

(4) the payment of reasonable fees and the reimbursement of ordinary course expenses to directors of the Company and its Restricted Subsidiaries who are not employees of the Company or its Restricted Subsidiaries and any payments pursuant to indemnification arrangements with directors and officers of the Company or its Restricted Subsidiaries;

(5) any transaction with the Company, a Restricted Subsidiary or joint venture or similar entity which would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns an equity interest in or otherwise controls such Restricted Subsidiary, joint venture or similar entity;

(6) the issuance or sale of any Capital Stock (other than Disqualified Stock) of the Company;

(7) any agreement as in effect on the Issue Date and described in the Offering Circular or any renewals or extensions of any such agreement (so long as such renewals or extensions of any such agreement, taken as a whole, are not less favorable to the Company or the Restricted Subsidiaries) and the transactions evidenced thereby;

(8) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the

Indenture that are on terms no less favorable than those that would have been obtained in a comparable transaction with an unrelated party; and

(9) any Qualified Receivables Transaction, and the Incurrence of obligations and acquisitions of Permitted Investments and other rights or assets in connection with a Qualified Receivables Transaction.

Limitation on Line of Business
      The Company will not, and will not permit any Restricted Subsidiary, to engage in any business other than a Related Business.

Limitation on Liens
      The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur or permit to exist any Lien (the “Initial Lien”) of any nature whatsoever on any of its properties (including Capital Stock of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, securing any Indebtedness, other than Permitted Liens, without effectively providing that the Notes shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured.
      Any Lien created for the benefit of the Holders of the Notes pursuant to the preceding sentence shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

Limitation on Sale/ Leaseback Transactions
      The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale/ Leaseback Transaction with respect to any property unless:

(1) the Company or such Restricted Subsidiary would be entitled to (A) Incur Indebtedness in an amount equal to the Attributable Debt with respect to such Sale/ Leaseback Transaction pursuant to the covenant described under “— Limitation on Indebtedness” and (B) create a Lien on such property securing such Attributable Debt without equally and ratably securing the Notes pursuant to the covenant described under “— Limitation on Liens”;

(2) the net proceeds received by the Company or any Restricted Subsidiary in connection with such Sale/ Leaseback Transaction are at least equal to the fair market value of such property (as determined by the Board of Directors, if the fair market value is equal to or exceeds $2.5 million, and by an Officer, if the fair market value is less than $2.5 million); and

(3) the Company applies the proceeds of such transaction in compliance with the covenant described under “— Limitation on Sale of Assets and Subsidiary Stock”.

Merger and Consolidation
      (a) The Company will not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets to, any Person, unless:

(1) the resulting, surviving or transferee Person (the “Successor Company”) shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture;

(2) immediately after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(3) immediately after giving pro forma effect to such transaction, either (A) the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “— Limitation on Indebtedness” or (B) the Consolidated Coverage Ratio for the Successor Company would be greater than the Consolidated Coverage Ratio immediately prior to such transaction;

(4) the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture; and

(5) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for Federal income tax purposes as a result of such transaction and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such transaction had not occurred;

provided, however, that clause (3) will not be applicable to (A) a Restricted Subsidiary consolidating with, merging into or transferring all or part of its properties and assets to the Company (so long as no Capital Stock of the Company is distributed to any Person) or (B) the Company merging with an Affiliate of the Company solely for the purpose and with the sole effect of reincorporating the Company in another jurisdiction.
      For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.
      The Successor Company will be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and the predecessor Company, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the Notes.
      (b) The Company will not permit any Subsidiary Guarantor to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person (other than the Company or another Subsidiary Guarantor) unless:

(1) except in the case of a Subsidiary Guarantor (x) that has been disposed of in its entirety to another Person (other than to the Company or an Affiliate of the Company), whether through a merger, consolidation or sale of Capital Stock or assets or (y) that, as a result of the disposition of all or a portion of its Capital Stock, ceases to be a Subsidiary, in both cases, if in connection therewith the Company provides an Officers’ Certificate to the Trustee to the effect that the Company will comply with its obligations under the covenant described under “— Limitation on Sales of Assets and Subsidiary Stock” in respect of such disposition, the resulting, surviving or transferee Person (if not such Subsidiary) shall be a Person organized and existing under the laws of the jurisdiction under which such Subsidiary was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume, by a Guaranty Agreement, in a form satisfactory to the Trustee, all the obligations of such Subsidiary, if any, under its Subsidiary Guaranty;

(2) immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing; and

(3) the Company delivers to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such Guaranty Agreement, if any, complies with the Indenture.

Future Guarantors
      The Company will cause each domestic Restricted Subsidiary that Guarantees any Indebtedness of the Company or any other Restricted Subsidiary to, and each Foreign Subsidiary that enters into a Guarantee of any Senior Indebtedness (other than a Foreign Subsidiary that Guarantees Senior Indebtedness Incurred by another Foreign Subsidiary) to, in each case, at the same time, execute and deliver to the Trustee a Guaranty Agreement pursuant to which such Restricted Subsidiary will Guarantee payment of the Notes on the same terms and conditions as those set forth in the Indenture. Notwithstanding the foregoing, this covenant shall not apply to any Receivables Subsidiary.

SEC Reports
      Whether or not the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the SEC (subject to the next sentence) and provide the Trustee and Noteholders with such annual and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such reports to be so filed and provided at the times specified for the filings of such reports under such Sections and containing all the information, audit reports and exhibits required for such reports. If at any time, the Company is not subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the reports specified in the preceding sentence with the SEC within the time periods required unless the SEC will not accept such a filing. The Company agrees that it will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept such filings for any reason, the Company will post the reports specified in the preceding sentence on its website within the time periods that would apply if the Company were required to file those reports with the SEC.
      At any time that any of the Company’s Subsidiaries are Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and, in the event the Unrestricted Subsidiaries individually or collectively constitute a Significant Subsidiary, in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.
      In addition, the Company will furnish to the Holders of the Notes and to prospective investors, upon the requests of such Holders, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Securities Act.
Defaults
      Each of the following is an Event of Default:

(1) a default in the payment of interest on the Notes when due, continued for 30 days;

(2) a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

(3) the failure by the Company to comply with its obligations under “— Certain Covenants — Merger and Consolidation” above;

(4) the failure by the Company to comply for (A) 30 days after notice with any of its obligations in the covenants described above under “Change of Control” (other than a failure to purchase Notes) or under “— Certain Covenants” under “— Limitation on Indebtedness”,

“— Limitation on Restricted Payments”, “— Limitation on Restrictions on Distributions from Restricted Subsidiaries”, “— Limitation on Sales of Assets and Subsidiary Stock” (other than a failure to purchase Notes), “— Limitation on Affiliate Transactions”, “— Limitation on Line of Business”, “— Limitation on Liens”, “— Limitation on Sale/Leaseback Transactions”, or “— Future Guarantors”, or (B) 60 days after notice with any of its obligations in the covenant described above under “— Certain Covenants — SEC Reports”;

(5) the failure by the Company or any Subsidiary Guarantor to comply for 60 days after notice with its other agreements contained in the Indenture;

(6) Indebtedness of the Company, any Subsidiary Guarantor or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $10.0 million (the “cross acceleration provision”);

(7) certain events of bankruptcy, insolvency or reorganization of the Company, a Subsidiary Guarantor or any Significant Subsidiary (the “bankruptcy provisions”);

(8) any judgment or decree for the payment of money in excess of $10.0 million is entered against the Company, a Subsidiary Guarantor or any Significant Subsidiary, remains outstanding for a period of 60 consecutive days following such judgment and is not discharged, waived or stayed (the “judgment default provision”); or

(9) a Subsidiary Guaranty ceases to be in full force and effect (other than in accordance with the terms of such Subsidiary Guaranty) or a Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guaranty.

However, a default under clauses (4) and (5) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified after receipt of such notice.
      If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.
      Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such holder has previously given the Trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.
      Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Note or that would involve the Trustee in personal liability.
      If a Default occurs, is continuing and is known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is not opposed to the interest of the holders of the Notes. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action we are taking or propose to take in respect thereof.
Amendments and Waivers
      Subject to certain exceptions, the Indenture may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Notes) and any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note affected thereby, an amendment or waiver may not, among other things:

(1) reduce the amount of Notes whose holders must consent to an amendment;

(2) reduce the rate of or extend the time for payment of interest on any Note;

(3) reduce the principal of or change the Stated Maturity of any Note;

(4) reduce the amount payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under “— Optional Redemption” above ;

(5) make any Note payable in money other than that stated in the Note;

(6) impair the right of any holder of the Notes to receive payment of principal of and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes;

(7) make any change in, the amendment provisions which require each holder’s consent or in the waiver provisions;

(8) make any change in the ranking or priority of any Note that would adversely affect the Noteholders; or

(9) make any change in, or release other than in accordance with the Indenture, any Subsidiary Guaranty that would adversely affect the Noteholders.
      Notwithstanding the preceding, without the consent of any holder of the Notes, the Company, the Subsidiary Guarantors and Trustee may amend the Indenture:

(1) to cure any ambiguity, omission, defect or inconsistency (including conforming the Indenture to the “Description of the Notes” contained in the Offering Circular);

(2) to provide for the assumption by a successor corporation of the obligations of the Company, or any Subsidiary Guarantor under the Indenture;

(3) to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

(4) to add Guarantees with respect to the Notes, including any Subsidiary Guaranties, or to secure the Notes;

(5) to add to the covenants of the Company or a Subsidiary Guarantor for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Company or a Subsidiary Guarantor;

(6) to make any change that does not adversely affect the rights of any holder of the Notes;

(7) to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act; or

(8) to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes; provided, however, that (a) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially and adversely affect the rights of Holders to transfer Notes.
      The consent of the holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.
      After an amendment under the Indenture becomes effective, we are required to mail to holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.
      Neither the Company nor any Affiliate of the Company may, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to all Holders and is paid to all Holders that so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.
Transfer
      The Notes will be issued in registered form and will be transferable only upon the surrender of the Notes being transferred for registration of transfer. We may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.
Satisfaction and Discharge
      When we (1) deliver to the Trustee all outstanding Notes for cancelation or (2) all outstanding Notes have become due and payable, whether at maturity or on a redemption date as a result of the mailing of notice of redemption, and, in the case of clause (2), we irrevocably deposit with the Trustee funds sufficient to pay at maturity or upon redemption all outstanding Notes, including interest thereon to maturity or such redemption date, and if in either case we pay all other sums payable under the Indenture by us, then the Indenture shall, subject to certain exceptions, cease to be of further effect.

Defeasance
      At any time, we may terminate all our obligations under the Notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes.
      In addition, at any time we may terminate our obligations under “— Change of Control” and under the covenants described under “— Certain Covenants” (other than the covenant described under “— Merger and Consolidation”), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Subsidiary Guarantors and Significant Subsidiaries and the judgment default provision described under “— Defaults” above and the limitations contained in clause (3) of the first paragraph under “— Certain Covenants — Merger and Consolidation” above (“covenant defeasance”).
      We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (6), (7) (with respect only to Significant Subsidiaries and Subsidiary Guarantors) or (8) under “— Defaults” above or because of the failure of the Company to comply with clause (3) of the first paragraph under “— Certain Covenants — Merger and Consolidation” above. If we exercise our legal defeasance option or our covenant defeasance option, each Subsidiary Guarantor will be released from all of its obligations with respect to its Subsidiary Guaranty.
      In order to exercise either of our defeasance options, we must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).
Concerning the Trustee
      U.S. Bank National Association is to be the Trustee under the Indenture. We have appointed U.S. Bank National Association as Registrar and Paying Agent with regard to the Notes.
      The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.
      The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

No Personal Liability of Directors, Officers, Employees and Stockholders
      No director, officer, employee, incorporator or stockholder of the Company or any Subsidiary Guarantor will have any liability for any obligations of the Company or any Subsidiary Guarantor under the Notes, any Subsidiary Guaranty or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver and release may not be effective to waive liabilities under the U.S. Federal securities laws, and it is the view of the SEC that such a waiver is against public policy.
Governing Law
      The Indenture and the Notes are governed by, and construed in accordance with, the laws of the State of New York.
Certain Definitions
      “Additional Assets” means:

(1) any property, plant or equipment used in a Related Business;

(2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or

(3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;
provided, however, that any such Restricted Subsidiary described in clause (2) or (3) above is primarily engaged in a Related Business.
      “Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For purposes of the covenants described under “— Certain Covenants — Limitation on Restricted Payments”, “— Certain Covenants — Limitation on Affiliate Transactions” and “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” only, “Affiliate” shall also mean any beneficial owner of Capital Stock representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Capital Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.
      “Applicable Premium” means, with respect to any Note on any redemption date, the greater of:

(1) 1.0% of the principal amount of the Note; or

(2) the excess of:

(a) the present value at such redemption date of (i) the redemption price of the Note at July 1, 2009 (such redemption price being set forth in the table appearing above under the caption “— Optional Redemption”), plus (ii) all required interest payments due on the Note through July 1, 2009 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the principal amount of the Note.
      “Asset Disposition” means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of:

(1) any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary);

(2) all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary; or

(3) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary
(other than, in the case of clauses (1), (2) and (3) above,

(A) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

(B) for purposes of the covenant described under “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” only, (i) a disposition that constitutes a Restricted Payment (or would constitute a Restricted Payment but for the exclusions from the definition thereof (including a Permitted Investment)) and that is not prohibited by the covenant described under “— Certain Covenants — Limitation on Restricted Payments” and (ii) a disposition of all or substantially all the assets of the Company in accordance with the covenant described under “— Certain Covenants — Merger and Consolidation”;

(C) a disposition of assets or Capital Stock with a fair market value of less than $1.0 million;

(D) a disposition of cash or Temporary Cash Investments;

(E) the creation of a Lien (but not the sale or other disposition of the property subject to such Lien);

(F) sales of accounts receivable and related assets of the type specified in the definition of Qualified Receivables Transaction to or by a Receivables Subsidiary for the fair market value thereof or the creation of a Lien on any such accounts receivable or related assets in connection with a Qualified Receivables Transaction;

(G) any exchange of like property pursuant to Section 1031 of the Code for use in a Related Business;

(H) any sale, transfer or other disposition of defaulted receivables for collection; and

(I) a disposition of assets that are worn out, obsolete or damaged or no longer used in the business of the Company or any Restricted Subsidiary, as the case may be, in the ordinary course of business.
      “Attributable Debt” in respect of a Sale/ Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded semi-annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/ Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/ Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation”.

      “Average Life” means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

(1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by

(2) the sum of all such payments.
      “Board of Directors” means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.
      “Borrowing Base” means, as of any date, an amount equal to:

(1) 80% of the face amount of all accounts receivable owned by the Company and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date; plus

(2) 50% of the book value of all inventory owned by the Company and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date;
provided, however, that (a) if Indebtedness is being incurred to finance an acquisition pursuant to which any accounts receivable or inventory will be acquired (whether through the direct acquisition of assets or the acquisition of Capital Stock of a Person), Borrowing Base shall include the applicable percentage of any accounts receivable and inventory to be acquired in connection with such acquisition and (b) any accounts receivable owned by a Receivables Subsidiary, or which the Company or any of its Subsidiaries has agreed to transfer to a Receivables Subsidiary, shall be excluded for purposes of determining such amount.
      “Business Day” means each day which is not a Legal Holiday.
      “Capital Lease Obligation” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of the covenant described under “— Certain Covenants — Limitation on Liens”, a Capital Lease Obligation will be deemed to be secured by a Lien on the property being leased.
      “Capital Stock” of any Person means any and all shares, interests (including partnership interests), rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.
      “Code” means the Internal Revenue Code of 1986, as amended.
      “Consolidated Coverage Ratio” as of any date of determination means the ratio of (a) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters prior to the date of such determination for which financial statements are available to (b) Consolidated Interest Expense for such four fiscal quarters; provided, however, that:

(1) if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness Incurred for working capital purposes under any Revolving Credit Facility outstanding on the date of such calculation will be deemed to be (i) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (ii) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of the creation of such facility to the date of such calculation);

(2) if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred for working capital purposes under any Revolving Credit Facility) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Company or such Restricted Subsidiary had not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

(3) if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition (including any sale, lease, transfer or other disposition that would constitute an Asset Disposition but for the exclusions contained in clauses (C) and (G) of the definition thereof), EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(4) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition had occurred on the first day of such period;

(5) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition (including any sale, lease, transfer or other disposition that would constitute an Asset Disposition but for the exclusions contained in clauses (C) and (G) of the definition thereof), any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition had occurred on the first day of such period;

(6) if since the beginning of such period any Person was designated as an Unrestricted Subsidiary or redesignated as, or otherwise became, a Restricted Subsidiary, EBITDA and Consolidated Interest Expense shall be calculated on a pro forma basis as if such event had occurred on the first day of such period; and

(7) if, since the beginning of such period, the Company has classified any of its businesses as discontinued operations, the EBITDA and Consolidated Interest Expense shall be calculated on a pro forma basis as to exclude the impact of such discontinued operations on or after the date such operations are classified as discontinued.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company (and shall include any applicable Pro Forma Cost Savings). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).
      If any Indebtedness is incurred under a revolving credit facility and is being given pro forma effect, the interest on such Indebtedness shall be calculated based on the average daily balance of such Indebtedness for the four fiscal quarters subject to the pro forma calculation to the extent that such Indebtedness was incurred solely for working capital purposes.
      “Consolidated Interest Expense” means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries (but excluding any loss on early extinguishment of Indebtedness), plus, to the extent not included in such total interest expense, and to the extent incurred by the Company or its Restricted Subsidiaries, without duplication:

(1) interest expense attributable to Capital Lease Obligations;

(2) amortization of debt discount and debt issuance cost;

(3) capitalized interest;

(4) non-cash interest expense;

(5) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(6) net payments pursuant to Hedging Obligations relating to Interest Rate Agreements; provided, however, that any net receipts pursuant to such Hedging Obligations shall be included as a reduction of interest expense;

(7) dividends accrued in respect of all Disqualified Stock of the Company and all Preferred Stock of any Restricted Subsidiary, in each case held by Persons other than the Company or a Restricted Subsidiary (other than dividends payable solely in Capital Stock (other than Disqualified Stock) of the Company); provided, however, that such dividends will be multiplied by a fraction the numerator of which is one and the denominator of which is one minus the effective combined tax rate of the issuer of such Preferred Stock (expressed as a decimal) for such period (as estimated by the chief financial officer of the Company in good faith);

(8) interest incurred in connection with Investments in discontinued operations;

(9) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by (or secured by the assets of) the Company or any Restricted Subsidiary; and

(10) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust.

      “Consolidated Net Income” means, for any period, the net income of the Company and its consolidated Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

(1) any net income of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that, subject to the exclusion contained in clause (4) below, the Company’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (3) below);

(2) any net income (or loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction (or any transaction accounted for in a manner similar to a pooling of interests) for any period prior to the date of such acquisition;

(3) any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that:

(A) subject to the exclusion contained in clause (4) below, the Company’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause); and

(B) the Company’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

(4) any gain (or loss) realized upon the sale or other disposition of any assets of the Company, its consolidated Subsidiaries or any other Person (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain (or loss) realized upon the sale or other disposition of any Capital Stock of any Person;

(5) extraordinary gains or losses;

(6) the cumulative effect of a change in accounting principles;

(7) any non-cash goodwill impairment charges or other intangible asset impairment charges incurred subsequent to the date of the Indenture resulting from the application of SFAS No. 142 or any other non-cash asset impairment charges incurred subsequent to the date of the Indenture resulting from the application of SFAS No. 144;

(8) any non-recurring costs and expenses incurred in connection with the Transactions or any other acquisition of, or Investment in, a Person in a Related Business;

(9) any non-cash compensation charges, including any such charges arising from stock options, restricted stock grants or other equity-incentive programs;

(10) any net after-tax income or loss from discontinued operations and any net after-tax gains or losses on the disposition of discontinued operations;

(11) any inventory purchase accounting adjustments made as a result of any acquisition of a Person in a Related Business;

(12) any unrealized gain or loss resulting from the application of SFAS No. 133 with respect to Hedging Obligations; and

(13) any non-cash gain or loss attributable to the early extinguishment of Indebtedness,

in each case, for such period. Notwithstanding the foregoing, for the purposes of the covenant described under “— Certain Covenants — Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any repurchases, repayments or redemptions of Investments, proceeds realized on the sale of Investments or return of capital to the Company or a Restricted Subsidiary to the extent such repurchases, repayments, redemptions, proceeds or returns increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.
      “Credit Agreement” means the Credit Agreement by and among, the Company, certain of its Subsidiaries, the lenders referred to therein, U.S. Bank National Association, as Administrative Agent, and Comerica Bank, as Syndication Agent, together with the related documents thereto (including the term loans and revolving loans thereunder, any guarantees and security documents), as amended, extended, renewed, restated, supplemented or otherwise modified or Refinanced (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions and whether by the same or any other lender or group of lenders) from time to time (including by adding Subsidiaries of the Company as additional borrowers or Guarantors thereunder), or a successor Credit Agreement or any other credit agreement or any other agreement (and related document) governing any Indebtedness (including one or more debt facilities, receivables financing facilities or commercial paper facilities or indentures with banks or other institutional lenders or a trustee providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit or issuances of debt securities to institutional investors, or one or more Sale/ Leaseback Transactions with counterparties thereto).
      “Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement with respect to currency values.
      “Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.
      “Designated Non-cash Consideration” means the fair market value of non-cash consideration received by the Company or any Restricted Subsidiary in connection with an Asset Disposition that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, or, in the case of Designated Non-cash Consideration with a fair market value of $5.0 million or greater, pursuant to a resolution of the Board of Directors, in each case, setting forth the basis of such valuation.
      “Disqualified Stock” means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

(1) matures or is mandatorily redeemable (other than redeemable only for Capital Stock of such Person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise;

(2) is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

(3) is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part;
in each case on or prior to the 180th day after the Stated Maturity of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the first anniversary of the Stated Maturity of the Notes shall not constitute Disqualified Stock if:

(1) the “asset sale” or “change of control” provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the terms applicable to the Notes and described under “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” and “— Certain Covenants — Change of Control”; and

(2) any such requirement only becomes operative after compliance with such terms applicable to the Notes, including the purchase of any Notes tendered pursuant thereto.
The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person. The Company may designate, in an Officer’s Certificate delivered to the Trustee at the time of issuance, any Preferred Stock of the Company or any Restricted Subsidiary that would not otherwise be “Disqualified Stock” to be Disqualified Stock for all purpose under the Indenture.
      “EBITDA” for any period means the sum of Consolidated Net Income, plus the following to the extent deducted in calculating such Consolidated Net Income:

(1) all income tax expense of the Company and its consolidated Restricted Subsidiaries;

(2) Consolidated Interest Expense;

(3) depreciation and amortization expense of the Company and its consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid item that was paid in cash in a prior period); and

(4) all other non-cash charges of the Company and its consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period) less all non-cash items of income of the Company and its consolidated Restricted Subsidiaries (other than accruals of revenue by the Company and its consolidated Restricted Subsidiaries in the ordinary course of business and other than reversals (to the extent made without any payment in cash) of accruals or reserves previously excluded from EBITDA);
in each case for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion, including by reason of minority interests) that the net income or loss of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.
      “Equity Offering” means either (i) an underwritten primary public offering of common stock of the Company pursuant to an effective registration statement under the Securities Act or (ii) a private placement of common stock of the Company generating gross proceeds of at least $10.0 million.
      “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
      “Exchange Notes” means the debt securities of the Company issued pursuant to the Indenture in exchange for, and in an aggregate principal amount equal to, the Notes, in compliance with the terms of the Registration Rights Agreement.
      “Foreign Cash Investments” means any Investment rated P-1 or A-1 or better by Moody’s Investors Services, Inc. or Standard & Poor’s Ratings Services, respectively, (i) in direct obligations issued by, or guaranteed by, the government of a country that is a member of the Organization for Economic Cooperation and Development (the “OECD”) or any agency or instrumentality thereof, provided that such obligations mature within 180 days of the date of acquisition thereof, and (ii) in time deposits or negotiable certificates of deposit or money market securities issued by any commercial banking institution that is a member of an applicable central bank of a country that is a member of the OECD having surplus of at least $50.0 million in the aggregate at all times, payable on demand or maturing within 180 days of the acquisition thereof; provided, however, that such time deposits, negotiable certificates of deposit and money market securities are permitted under the Credit Agreement.
      “Foreign Subsidiary” means any Restricted Subsidiary of the Company that is not organized under the laws of the United States of America or any State thereof or the District of Columbia.
      “GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in:

(1) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

(2) statements and pronouncements of the Financial Accounting Standards Board;

(3) such other statements by such other entity as approved by a significant segment of the accounting profession; and

(4) the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.
      “Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);
provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.
      “Guaranty Agreement” means a supplemental indenture, in a form satisfactory to the Trustee, pursuant to which a Subsidiary Guarantor guarantees the Company’s obligations with respect to the Notes on the terms provided for in the Indenture.
      “Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.
      “Holder” or “Noteholder” means the Person in whose name a Note is registered on the Registrar’s books.
      “Incur” means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary. The term “Incurrence” when used as a noun shall have a correlative meaning. Solely for purposes of determining compliance with “— Certain Covenants — Limitation on Indebtedness”:

(1) amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security;

(2) the payment of interest in the form of additional Indebtedness of the same instrument or the payment of dividends on Capital Stock in the form of additional Capital Stock of the same class and with the same terms;

(3) the obligation to pay a premium in respect of Indebtedness arising in connection with the issuance of a notice of redemption or making of a mandatory offer to purchase such Indebtedness; and

(4) changes in the principal amount of any Indebtedness that is denominated in a currency other than U.S. dollars solely as a result of fluctuations in exchange rates or currency values will not be deemed to be the Incurrence of Indebtedness.
      “Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1) the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

(2) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/ Leaseback Transactions entered into by such Person;

(3) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding any accounts payable or other liability to trade creditors arising in the ordinary course of business);

(4) all obligations of such Person for the reimbursement of any obligor on any letter of credit, bankers’ acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

(5) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or, with respect to any Preferred Stock of any Subsidiary of such Person, the principal amount of such Preferred Stock to be determined in accordance with the Indenture (but excluding, in each case, any accrued dividends);

(6) all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

(7) all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the fair market value of such property or assets and the amount of the obligation so secured; and

(8) to the extent not otherwise included in this definition, Hedging Obligations of such Person.
Notwithstanding the foregoing, in connection with the purchase by the Company or any Restricted Subsidiary of any business, the term “Indebtedness” will exclude post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter.

      The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all obligations as described above; provided, however, that in the case of Indebtedness sold at a discount, the amount of such Indebtedness at any time will be the accreted value thereof at such time.
      The amount of Indebtedness represented by a Hedging Obligation shall be equal to:

(1) zero if such Hedging Obligation has been Incurred pursuant to clause (7) of paragraph (b) of the covenant described under “— Certain Covenants — Limitation on Indebtedness,” or

(2) the termination value of such Hedging Obligation if not Incurred pursuant to such clause.
      “Independent Qualified Party” means an investment banking firm, accounting firm or appraisal firm of national standing; provided, however, that such firm is not an Affiliate of the Company.
      “Interest Rate Agreement” means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to manage, hedge or protect against fluctuations in interest rates.
      “Investment” in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. If the Company or any Restricted Subsidiary issues, sells or otherwise disposes of any Capital Stock of a Person that is a Restricted Subsidiary such that, after giving effect thereto, such Person is no longer a Restricted Subsidiary, any Investment by the Company or any Restricted Subsidiary in such Person remaining after giving effect thereto will be deemed to be a new Investment at such time. The acquisition by the Company or any Restricted Subsidiary of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person at such time. Except as otherwise provided for herein, the amount of an Investment shall be its fair market value at the time the Investment is made and without giving effect to subsequent changes in value.
      For purposes of the definition of “Unrestricted Subsidiary”, the definition of “Restricted Payment” and the covenant described under “— Certain Covenants — Limitation on Restricted Payments”:

(1) “Investment” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (B) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.
      “Issue Date” means the date on which the outstanding Notes were originally issued.
      “Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York.
      “Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).
      “Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

      “Net Available Cash” from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form), in each case net of:

(1) all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

(2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

(3) all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Disposition;

(4) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition; and

(5) any portion of the purchase price from an Asset Disposition placed in escrow, whether as a reserve for adjustment of the purchase price, for satisfaction of indemnities in respect of such Asset Disposition or otherwise in connection with that Asset Disposition; provided, however, that upon the termination of that escrow, Net Available Cash will be increased by any portion of funds in the escrow that are released to the Company or any Restricted Subsidiary.
      “Net Cash Proceeds”, with respect to any issuance or sale of Capital Stock or Indebtedness, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.
      “Obligations” means, with respect to any Indebtedness, all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, and other amounts payable pursuant to the documentation governing such Indebtedness.
      “Offering Circular” means the Confidential Offering Circular dated June 29, 2005, relating to the sale of the outstanding Notes.
      “Officer” means the Chairman of the Board, the President, any Vice President, the Treasurer or the Secretary or any Assistant Secretary of the Company.
      “Officers’ Certificate” means a certificate signed by two Officers.
      “Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.
      “Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in:

(1) the Company, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

(2) another Person if, as a result of such Investment, such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person’s primary business is a Related Business;

(3) cash and Temporary Cash Investments;

(4) receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(5) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6) loans or advances to employees made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary and not exceeding $2 million in the aggregate outstanding at any one time;

(7) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments or settlements, compromises or resolutions of litigation, arbitration or other disputes;

(8) any Person to the extent such Investment represents the non-cash portion of the consideration received for (A) an Asset Disposition as permitted pursuant to the covenant described under “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” or (B) a disposition of assets not constituting an Asset Disposition;

(9) any Person where such Investment was acquired by the Company or any of its Restricted Subsidiaries (A) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (B) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(10) any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business by the Company or any Restricted Subsidiary;

(11) any Person to the extent such Investments consist of Hedging Obligations otherwise permitted under the covenant described under “— Certain Covenants — Limitation on Indebtedness”;

(12) any Person to the extent such Investment exists on the Issue Date, and any extension, modification or renewal of any such Investments existing on the Issue Date, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Issue Date;

(13) Persons to the extent such Investments, when taken together with all other Investments made pursuant to this clause (13) and outstanding on the date such Investment is made, do not exceed the greater of (A) $25.0 million and (B) 5% of Total Assets;

(14) Investments resulting from the acquisition of a Person that at the time of such acquisition held instruments constituting Investments that were not acquired in contemplation of the acquisition of such Person;

(15) any Investment in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Transaction, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Receivables Transaction or any related Indebtedness;

(16) Guarantees issued in accordance with “— Certain Covenants — Limitation on Indebtedness;” and

(17) repurchases of the Notes (including Additional Notes).
      “Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under worker’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review and Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; provided, however, that (A) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board and (B) such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depository institution;

(3) Liens for property taxes not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

(4) Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

(5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6) Liens securing Indebtedness Incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property, plant or equipment of such Person; provided, however, that the Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is Incurred (other than assets and property affixed or appurtenant thereto), and the Indebtedness (other than any interest thereon) secured by the Lien may not be Incurred more than 180 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;

(7) Liens to secure Indebtedness in amount equal to greater of (i) the amount of Indebtedness permitted to be Incurred as of the Issue Date under the provisions described in clause (b)(1) under “— Certain Covenants — Limitations on Indebtedness”, without giving effect to clause (A) of the second proviso to clause (b)(1) thereof, and (ii) an amount determined at the time of Incurrence of such Indebtedness equal to (A) 1.75 multiplied by EBITDA for the period of the most recent four consecutive fiscal quarters for which financial statements are available (calculated on the same pro forma basis as the “Consolidated Coverage Ratio” is calculated) plus (B) $35.0 million (with any amount committed under any revolving credit facility up to $35.0 million being deemed Incurred for purposes of this clause (ii) at the time of such commitment of any such Indebtedness (and for no other purposes under the Indenture) without regard to future borrowings thereafter from time to time);

(8) Liens existing on the Issue Date (other than Liens securing obligations under the Credit Agreement);

(9) Liens on property or shares of Capital Stock of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

(10) Liens on property at the time such Person or any of its Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

(11) Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a Restricted Subsidiary of such Person;

(12) Liens securing Hedging Obligations so long as such Hedging Obligations are permitted to be Incurred under the Indenture;

(13) Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clause (6), (8), (9) or (10); provided, however, that:

(A) such new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(B) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clause (6), (8), (9) or (10) at the time the original Lien became a Permitted Lien and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(14) Liens on the assets of a Foreign Subsidiary securing Indebtedness of such Foreign Subsidiary Incurred pursuant to clause (b)(13) of the covenant described under “— Certain Covenants — Limitation on Indebtedness”;

(15) Liens on accounts receivable and related assets of the type specified in the definition of “Qualified Receivables Transaction” Incurred in connection with a Qualified Receivables Transaction;

(16) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(17) Liens imposed pursuant to licenses, sublicenses, leases and subleases (including landlords’ Liens) which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(18) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(19) Liens securing obligations owing to and held solely by the Company or any Subsidiary Guarantor or Liens on assets of a Restricted Subsidiary that is not a Subsidiary Guarantor securing obligations owing to and held solely by another Restricted Subsidiary that is not a Subsidiary Guarantor;

(20) judgment Liens (where the judgment does not constitute an Event of Default), so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(21) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(22) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(23) Liens securing Indebtedness in an amount which, together with all other Indebtedness secured by Liens Incurred pursuant to this clause (23), does not exceed $5.0 million outstanding at any one time; and

(24) Liens incurred to secure cash management services in the ordinary course of business.

Notwithstanding the foregoing, “Permitted Liens” will not include any Lien described in clause (6), (9) or (10) above to the extent such Lien applies to any Additional Assets acquired directly or indirectly from Net Available Cash pursuant to the covenant described under “— Certain Covenants — Limitation on Sale of Assets and Subsidiary Stock”. For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.
      “Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.
      “Preferred Stock”, as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.
      “principal” of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.
      “Pro Forma Cost Savings” means cost savings that the Company reasonably determines are probable based upon specifically identified actions to be taken within six months of the date of an acquisition (net of any reduction in EBITDA as a result of such cost savings that the Company reasonably determines are probable); provided, however, that the Company’s chief financial officer and chief accounting officer shall have certified in an Officers’ Certificate delivered to the Trustee the specific actions to be taken, the cost savings to be achieved from each such action, that such savings have been determined to be probable and the amount, if any, of any reduction in EBITDA in connection therewith. Where specifically provided by the Indenture, the Company shall give pro forma effect to such Pro Forma Cost Savings as if they had been effected as of the beginning of the applicable period.
      “Purchase Money Indebtedness” means Indebtedness (including Capital Lease Obligations) (1) consisting of the deferred purchase price of property, conditional sale obligations, obligations under any title retention agreement, other purchase money obligations and obligations in respect of industrial revenue bonds, mortgage financing, or similar Indebtedness and (2) Incurred to finance the acquisition by the Company or a Restricted Subsidiary of such asset, including additions and improvements, in the ordinary course of business; provided, however, that any Lien arising in connection with any such Indebtedness shall be limited to the specific asset being financed or, in the case of real property or fixtures, including additions and improvements, the real property on which such asset is attached; provided further, however, that such Indebtedness is Incurred within 180 days after such acquisition of such assets.

      “Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by the Company or any Restricted Subsidiary pursuant to which the Company or any Restricted Subsidiary may sell, convey or otherwise transfer to (1) a Receivables Subsidiary (in the case of a transfer by the Company or any Restricted Subsidiary) and (2) any other Person (in the case of a transfer by a Receivables Subsidiary), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of the Company or any Restricted Subsidiary, and any assets related thereto, including all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets that are customarily transferred, or in respect of which security interests are customarily granted, in connection with asset securitization transactions involving accounts receivable.
      “Receivables Subsidiary” means any Person formed for the purpose of engaging in a Qualified Receivables Transaction with the Company or a Restricted Subsidiary that engages in no activities other than in connection with the financing of accounts receivable and that is designated by the Board of Directors of the Company (as provided below) as a Receivables Subsidiary and (1) has no Indebtedness or other obligations (contingent or otherwise) that (a) are guaranteed by the Company or any Restricted Subsidiary, other than contingent liabilities pursuant to Standard Securitization Undertakings, (b) are recourse to or obligate the Company or any Restricted Subsidiary in any way other than pursuant to Standard Securitization Undertakings or (c) subjects any property or asset of the Company or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings; (2) has no contract, agreement, arrangement or undertaking (except in connection with a Qualified Receivables Transaction) with the Company or its Restricted Subsidiaries other than on terms no less favorable to the Company or such Restricted Subsidiaries than those that might be obtained at the time from Persons that are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing accounts receivable; and (3) neither the Company nor any Restricted Subsidiary has any obligation to maintain or preserve the Receivables Subsidiary’s financial condition or cause the Receivables Subsidiary to achieve certain levels of operating results.
      Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officer’s Certificate certifying, to the best of such officer’s knowledge and belief after consulting with counsel, that such designation complied with the foregoing conditions.
      “Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, purchase, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.
      “Refinancing Indebtedness” means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

(1) (a) if the Stated Maturity of the Indebtedness being Refinanced is earlier than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced or (b) if the Stated Maturity of the Indebtedness being Refinanced is later than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of the Notes;

(2) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced;

(3) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding

(plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced; and

(4) if the Indebtedness being Refinanced is subordinated in right of payment to the Notes, such Refinancing Indebtedness is subordinated in right of payment to the Notes at least to the same extent as the Indebtedness being Refinanced;

provided further, however, that Refinancing Indebtedness shall not include (A) Indebtedness of a Subsidiary that Refinances Indebtedness of the Company or (B) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.
      “Registration Rights Agreement” means the Registration Rights Agreement dated July 6, 2005, among the Company, the Subsidiary Guarantors and Credit Suisse First Boston LLC, as representative for the initial purchasers.
      “Related Business” means any business in which the Company or any of the Restricted Subsidiaries was engaged on the Issue Date and any business related, ancillary or complementary to such business.
      “Restricted Payment” with respect to any Person means:

(1) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than (A) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock), (B) dividends or distributions payable solely to the Company or a Restricted Subsidiary and (C) pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation));

(2) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Capital Stock of the Company held by any Person (other than by a Restricted Subsidiary) or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of the Company (other than by a Restricted Subsidiary), including in connection with any merger or consolidation and including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Stock);

(3) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations of the Company or any Subsidiary Guarantor (other than (A) from the Company or a Restricted Subsidiary or (B) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase, redemption, defeasance or other acquisition or retirement); or

(4) the making of any Investment (other than a Permitted Investment) in any Person.
      “Restricted Subsidiary” means any Subsidiary of the Company that is not an Unrestricted Subsidiary.
      “Revolving Credit Facility” means any revolving credit facility contained in a Credit Agreement and any other facility or financing arrangement that provides for revolving Indebtedness that Refinances, in whole or in part, any such revolving credit facility.
      “Sale/ Leaseback Transaction” means an arrangement relating to property owned by the Company or a Restricted Subsidiary on the Issue Date or thereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person (other than the Company or a Restricted Subsidiary) and the Company or a Restricted Subsidiary leases it from such Person.
      “SEC” means the U.S. Securities and Exchange Commission.

      “Securities Act” means the U.S. Securities Act of 1933, as amended.
      “Senior Indebtedness” means with respect to any Person:

(1) Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred; and

(2) all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (1) above unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other Obligations are subordinate in right of payment to the Notes or the Subsidiary Guaranty of such Person, as the case may be; provided, however, that Senior Indebtedness shall not include:

(1) any obligation of such Person to the Company or any Subsidiary;

(2) any liability for Federal, state, local or other taxes owed or owing by such Person;

(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business;

(4) any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

(5) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture.
      “Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.
      “Standard & Poor’s” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.
      “Standard Securitization Undertakings” means all representations, warranties, covenants and indemnities entered into by the Company or any Restricted Subsidiary which are customary in securitization transactions involving accounts receivable.
      “Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).
      “Subordinated Obligation” means, with respect to a Person, any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes or a Subsidiary Guaranty of such Person, as the case may be, pursuant to a written agreement to that effect.
      “Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by:

(1) such Person;

(2) such Person and one or more Subsidiaries of such Person; or

(3) one or more Subsidiaries of such Person.
      “Subsidiary Guarantor” means each current domestic subsidiary of the Company and each other Subsidiary of the Company that hereafter guarantees the Notes pursuant to the terms of the Indenture.

      “Subsidiary Guaranty” means a Guarantee by a Subsidiary Guarantor of the Company’s obligations with respect to the Notes.
      “Temporary Cash Investments” means any of the following:

(1) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

(2) investments in demand and time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any State thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

(3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(4) investments in commercial paper, maturing not more than 180 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to Standard and Poor’s;

(5) investments in securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by Standard & Poor’s or “A” by Moody’s;

(6) investments in money market funds that invest at least 90% of their assets in securities of the types described in clauses (1) through (5) above; and

(7) in the case of a Foreign Subsidiary, Foreign Cash Investments held by it from time to time in the ordinary course of business.
      “Term Loan Facility” means any term loan facility contained in a Credit Agreement and any other facility or financing arrangement that provides for term loan borrowings that Refinances in whole or in part any such term loan facility.
      “Total Assets” as of any date of determination means the total consolidated assets as shown on the most recent balance sheet of the Company and its Restricted Subsidiaries on a consolidated basis.
      “Transactions” means the Mayflower acquisition, the MWC acquisition, the sale of 1,500,000 shares of common stock by the Company and the application of the net proceeds therefrom, the issuance of the outstanding Notes on July 6, 2005 and the payment of related fees and expenses, in each case as described in the Offering Circular.
      “Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to July 1, 2009; provided, however, that if the period from the redemption date to July 1, 2009, is less than one year, the weekly average yield on actively traded United States Treasury securities adjusted to a constant maturity of one year will be used.

      “Trustee” means U.S. Bank National Association until a successor replaces it and, thereafter, means the successor.
      “Trust Indenture Act” means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb) as in effect on the Issue Date.
      “Trust Officer” means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.
      “Unrestricted Subsidiary” means:

(1) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.
The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under “— Certain Covenants — Limitation on Restricted Payments”.
      The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (A) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under “— Certain Covenants — Limitation on Indebtedness” and (B) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.
      “U.S. Dollar Equivalent” means with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published in The Wall Street Journal in the “Exchange Rates” column under the heading “Currency Trading” on the date two Business Days prior to such determination.
      Except as described under “— Certain Covenants — Limitation on Indebtedness”, whenever it is necessary to determine whether the Company has complied with any covenant in the Indenture or a Default has occurred and an amount is expressed in a currency other than U.S. dollars, such amount will be treated as the U.S. Dollar Equivalent determined as of the date such amount is initially determined in such currency.
      “U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.
      “Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.
      “Wholly Owned Subsidiary” means a Restricted Subsidiary all the Capital Stock of which (other than directors’ qualifying shares) is owned by the Company or one or more other Wholly Owned Subsidiaries.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
      The following discussion is a summary of certain United States federal income tax consequences relevant to the purchase, ownership and disposition of the notes, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended, or the “Code,” United States Treasury regulations issued thereunder, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the notes. This discussion does not address all of the United States federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules, such as certain financial institutions, U.S. expatriates, insurance companies, dealers in securities or currencies, traders in securities, United States Holders (as defined below) whose functional currency is not the U.S. dollar, tax-exempt organizations and persons holding the notes as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction. In addition, this discussion is limited to persons purchasing the notes for cash at original issue and at their “issue price” within the meaning of Section 1273 of the Code (i.e., the first price at which a substantial amount of notes are sold to the public for cash). Moreover, the effect of any applicable state, local, foreign or other tax laws, including gift and estate tax laws is not discussed. The discussion deals only with notes held as “capital assets” (generally, property for investment) within the meaning of Section 1221 of the Code.
      As used herein, “United States Holder” means a beneficial owner of the notes who or that is:

•	an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the “substantial presence” test under Section 7701(b) of the Code;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or a State thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•	a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or, if the trust was in existence on August 20, 1996, a trust that has elected to continue to be treated as a United States person.
      If a partnership or other entity taxable as a partnership holds notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the notes, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of the notes.
      We have not sought and will not seek any rulings from the Internal Revenue Service (the “IRS”), with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the notes or that any position taken by the IRS would not be sustained.
      Prospective investors should consult their own tax advisors with regard to the application of any state, local, foreign or other tax laws, including gift and estate tax laws, and any tax treaties.
IRS Circular 230 Disclosure
      Any tax statement herein regarding any U.S. federal tax is not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding any penalties. Any such statement herein was written in connection with the marketing or promotion of the transactions or matters to which the statement relates. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

United States Holders

Interest
      Payments of stated interest on the notes generally will be taxable to a United States Holder as ordinary income at the time that such payments are received or accrued, in accordance with such United States Holder’s method of accounting for United States federal income tax purposes. In certain circumstances we may be obligated to pay amounts in excess of stated interest or principal on the notes. According to Treasury regulations, the possibility that any such payments in excess of stated interest or principal will be made will not affect the amount of interest income a United States Holder recognizes if there is only a remote chance as of the date the notes were issued that such payments will be made. We believe that the likelihood that we will be obligated to make any such payments is remote. Therefore, we do not intend to treat the potential payment of additional interest or the potential payment of a premium pursuant to the change of control provisions as part of the yield to maturity of any notes. Our determination that these contingencies are remote is binding on a United States Holder unless such holder discloses its contrary position in the manner required by applicable Treasury regulations. Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination, a United States Holder might be required to accrue income on its notes in excess of stated interest, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note before the resolution of the contingencies. In the event a contingency occurs, it would affect the amount and timing of the income recognized by a United States Holder. If we pay additional interest on the notes or a premium pursuant to the change of control provisions, United States Holders will be required to recognize such amounts as income.

Sale or Other Taxable Disposition of the Notes
      A United States Holder will recognize gain or loss on the sale, exchange (other than for exchange notes pursuant to the exchange offer or a tax-free transaction), redemption, retirement or other taxable disposition of a note equal to the difference between the sum of the cash and the fair market value of any property received in exchange therefore (less a portion allocable to any accrued and unpaid interest, which generally will be taxable as ordinary income if not previously included in such holder’s income) and the United States Holder’s adjusted tax basis in the note. A United States Holder’s adjusted tax basis in a note generally will be the United States Holder’s cost therefore, less any principal payments received by such holder. Except to the extent attributable to accrued market discount, as discussed below, this gain or loss generally will be a capital gain or loss. In the case of a non-corporate United States Holder, such capital gain will be subject to tax at a reduced rate if a note is held for more than one year. The deductibility of capital losses is subject to limitation.

Market Discount and Acquisition Premium
      A United States Holder who purchases a note at a “market discount” that exceeds a statutorily defined de minimis amount will be subject to the “market discount” rules of the Code. A United States Holder who purchases a note at a premium will be subject to the bond premium amortization rules of the Code.
      In general, “market discount” would be calculated as the excess of a note’s issue price, within the meaning of Section 1273 of the Code, over its purchase price. If a United States Holder purchases a note at a “market discount,” any gain on sale of that note attributable to the United States Holder’s unrecognized accrued market discount would generally be treated as ordinary income to the United States Holder. In addition, a United States Holder who acquires a debt instrument at a market discount may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry the debt instrument until the United States Holder disposes of the debt instrument in a taxable transaction. Instead of recognizing any market discount upon a disposition of a note and being required to defer any applicable interest expense, a United States Holder may elect to include market discount in income currently as the discount accrues. The current income inclusion election, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year in which the election applies, and may not be revoked without the consent of the IRS.

      In the event that a note is treated as purchased at a premium, that premium will be amortizable by a United States Holder as an offset to interest income (with a corresponding reduction in the United States Holder’s tax basis) on a consent yield basis if the United States Holder elects to do so. This election will also apply to all other debt instruments held by the United States Holder during the year in which the election is made and to all debt instruments acquired after that year.

Exchange Offer
      The exchange of the notes for the exchange notes will not constitute a taxable exchange. As a result, (1) a United States Holder will not recognize taxable gain or loss as a result of exchanging such holder’s notes; (2) the holding period of the exchange notes will include the holding period of the notes exchanged therefore; and (3) the adjusted tax basis of the exchange notes received will be the same as the adjusted tax basis of the notes exchanged therefore immediately before such exchange.

Backup Withholding
      A United States Holder may be subject to a backup withholding tax (at a 28% rate) when such holder receives interest and principal payments on the notes held or upon the proceeds received upon the sale or other disposition of such notes. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. A United States Holder will be subject to this backup withholding tax if such holder is not otherwise exempt and such holder:

•	fails to furnish its taxpayer identification number, or TIN, which, for an individual, is ordinarily his or her social security number;

•	furnishes an incorrect TIN;

•	is notified by the IRS that it has failed to properly report payments of interest or dividends; or

•	fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the United States Holder that it is subject to backup withholding.
      United States Holders should consult their personal tax advisor regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and taxpayers may use amounts withheld as a credit against their United States federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.
Non-United States Holders
      A non-United States Holder is a beneficial owner of the notes who or that is not a United States Holder.

Interest
      Interest paid to a non-United States Holder will not be subject to United States federal withholding tax of 30% (or, if applicable, a lower treaty rate) provided that:

•	such holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all of our classes of stock;

•	such holder is not a controlled foreign corporation that is related to us through stock ownership and is not a bank that received such notes on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•	either (1) the non-United States Holder certifies in a statement provided to us or our paying agent, under penalties of perjury, that it is not a “United States person” within the meaning of the Code and provides its name and address (generally by completing IRS Form W-8BEN), (2) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the notes on behalf of the non-United States Holder certifies to us or our paying agent under penalties of perjury that it, or the financial institution between it and the non-United States Holder, has received from the non-United States Holder a statement, under penalties of perjury, that such holder is not a “United States person” and provides us or our paying agent with a copy of such statement or (3) the non-United States Holder holds its notes directly through a “qualified intermediary” and certain conditions are satisfied.

      Even if the above conditions are not met, a non-United States Holder may be entitled to an exemption from withholding tax if the interest is effectively connected to a United States trade or business, as described below, or to a reduction in or an exemption from withholding tax on interest under a tax treaty between the United States and the non-United States Holder’s country of residence. To claim a reduction or exemption under a tax treaty, a non-United States Holder must generally complete an IRS Form W-8BEN and claim the reduction or exemption on the form. In some cases, a non-United States Holder may instead be permitted to provide documentary evidence of its claim to the intermediary, or a qualified intermediary may already have some or all of the necessary evidence in its files.
      The certification requirements described above may require a non-United States Holder that provides an IRS form, or that claims the benefit of an income tax treaty, to also provide its United States TIN.
      Payments of additional interest may, if they become payable, be subject to United States withholding tax. We intend to withhold tax at a rate of 30% on any payment of such interest made to non-United States Holders unless we receive certain certifications from the non-United States Holder claiming that such payments are subject to reduction or elimination of withholding under an applicable treaty, as described above, or that such payments are effectively connected with the holder’s conduct of a trade or business in the United States, as described below. If we withhold tax from any payment of additional interest made to a non-United States Holder and such payment were determined not to be subject to United States federal tax, a non-United States Holder would be entitled to a refund of all tax withheld.

Sale or Other Taxable Disposition of the Notes
      A non-United States Holder will generally not be subject to United States federal income tax or withholding tax on gain recognized on the sale, exchange, redemption, retirement or other taxable disposition of a note so long as (i) the gain is not effectively connected with the conduct by the non-United States Holder of a trade or business within the United States, as described below, and (ii) in the case of a Non-United States Holder who is an individual, such non-United States Holder is not present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met.

United States Trade or Business
      If interest or gain from a disposition of the notes is effectively connected with a non-United States Holder’s conduct of a United States trade or business, and if an income tax treaty applies and the non-United States Holder maintains a United States “permanent establishment” (or a fixed base, in the case of an individual) to which the interest or gain is generally attributable, the non-United States Holder may be subject to United States federal income tax on the interest or gain on a net basis in the same manner as if it were a United States Holder. If interest income received with respect to the notes is taxable on a net basis, the 30% withholding tax described above will not apply (assuming an appropriate certification is provided, generally IRS Form W-8ECI). A foreign corporation that is a holder of a note also may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless it qualifies for a lower rate under an applicable income tax treaty. For this purpose, interest on a note or gain recognized on the disposition of a note will be included in earnings and profits if the interest or gain is effectively connected with the conduct by the foreign corporation of a trade or business in the United States.

Backup Withholding and Information Reporting
      Backup withholding will likely not apply to payments of principal or interest made by us or our paying agents, in their capacities as such, to a non-United States Holder of a note if the holder is exempt from withholding tax on interest as described above. However, information reporting on IRS Form 1042-S may still apply with respect to interest payments. Payments of the proceeds from a disposition by a non-United States Holder of a note made to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding, except that information reporting (but generally not backup withholding) may apply to those payments if the broker is:

•	a United States person;

•	a controlled foreign corporation for United States federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons, as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a United States trade or business.
      Payment of the proceeds from a disposition by a non-United States Holder of a note made to or through the United States office of a broker is generally subject to information reporting and backup withholding unless the holder certifies as to its non-United States status or otherwise establishes an exemption from information reporting and backup withholding.
      Non-United States Holders should consult their own tax advisors regarding application of withholding and backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from withholding and backup withholding under current Treasury regulations. In this regard, the current Treasury regulations provide that a certification may not be relied on if we or our agent (or other payor) knows or has reason to know that the certification may be false. Any amounts withheld under the backup withholding rules from a payment to a non-United States Holder will be allowed as a credit against the holder’s United States federal income tax liability or may be refunded, provided the required information is furnished in a timely manner to the IRS.
European Union Reporting and Withholding
      The Council of the European Union approved, on June 3, 2003, Council Directive 2003/48/EC regarding the taxation of savings income (the “2003 Directive”). Under the 2003 Directive, if a paying agent for interest on a debt claim is resident in one member state of the European Union and an individual who is the beneficial owner of the interest is a resident of another member state, then the former member state will be required to provide information (including the identity of the recipient) to authorities of the latter member state. “Paying agent” is defined broadly for this purpose and generally includes any agent of either the payor or payee. This requirement is subject to the right of Belgium, Luxembourg and Austria to opt instead to withhold tax on the interest during a transitional period (initially at a rate of 15% but rising in steps to 35% after six years).
      The Council agreed on July 19, 2004, in Council Decision 2004/587/EC, that the 2003 Directive will become effective on July 1, 2005. However, this effective date is contingent on certain nonmembers of the European Union (Switzerland, Liechtenstein, Andorra, Monaco and San Marino), as well as dependent and associated territories of the United Kingdom and the Netherlands, adopting equivalent measures, including the option to apply withholding taxes, effective on the same date. There is no assurance that all such non-members and territories will satisfy this condition. As a result, the effective date of the 2003 Directive may be delayed, and no assurance can be given concerning whether or on what date the 2003 Directive will become effective.

PLAN OF DISTRIBUTION
      Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received by it in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.
      We will not receive any proceeds from any sale of the exchange notes by participating broker-dealers. Exchange notes received by participating broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such participating broker-dealer or the purchasers of any such exchange notes. Any participating broker-dealer that resells the exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a participating broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
      For a period of 180 days after the expiration date we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any participating broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the reasonable expenses, if any, of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any participating broker-dealers) against certain liabilities, including liabilities under the Securities Act.
      Prior to the exchange offer, there has not been any public market for the outstanding notes. The outstanding notes have not been registered under the Securities Act and will be subject to restrictions on transferability to the extent that they are not exchanged for exchange notes by holders who are entitled to participate in this exchange offer. The holders of outstanding notes, other than any holder that is our affiliate within the meaning of Rule 405 under the Securities Act, who are not eligible to participate in the exchange offer are entitled to certain registration rights, and we may be required to file a shelf registration statement with respect to their outstanding notes. The exchange notes will constitute a new issue of securities with no established trading market. We do not intend to list the exchange notes on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. The initial purchasers have advised us that they currently intend to make a market in the exchange notes. Such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the exchange offer and the pendency of any shelf registration statements. Accordingly, no assurance can be given that an active public or other market will develop for the exchange notes or as to the liquidity of the trading market for the exchange notes. If a trading market does not develop or is not maintained, holders of the exchange notes may experience difficulty in reselling the exchange notes or may be unable to sell them at all. If a market for the exchange notes develops, any such market may be discontinued at any time.

LEGAL MATTERS
      The validity of the exchange notes and the guarantees and other legal matters, including the tax-free nature of the exchange, will be passed upon on our behalf by Kirkland & Ellis LLP, a limited liability partnership that includes professional corporations, Chicago, Illinois. Certain matters under Iowa law will be passed upon by Shuttleworth & Ingersoll, P.L.C., Cedar Rapids, Iowa. Certain matters under North Carolina law will be passed upon by Robinson, Bradshaw & Hinson P.A., Charlotte, North Carolina.
EXPERTS
      The consolidated financial statements of Commercial Vehicle Group, Inc. and Subsidiaries (“CVG”) as of December 31, 2003 and 2004, and for each of the three years in the period ended December 31, 2004, included in this prospectus and the related financial statement schedule included elsewhere in this registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement (the report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph relating to the change in CVG’s method of accounting for goodwill and other intangible assets), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
      The consolidated financial statements of Mayflower Vehicle Systems Truck Group (a division of Mayflower US Holdings, Inc.) as of December 31, 2003 and for each of the two years in the period ended December 31, 2003, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
      The consolidated financial statements of Mayflower as of and for the year ended December 31, 2004 included in this prospectus filed on Form S-4, have been included in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-4 (Reg. No. 333-129368) with respect to the securities being offered hereby. This prospectus does not contain all of the information contained in the registration statement, including the exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about us and the securities being offered hereby. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement because those statements are qualified in all respects by reference to those exhibits. As described below, the registration statement, including exhibits and schedules is on file at the offices of the SEC and may be inspected without charge.
      We are subject to the informational requirements of the Exchange Act, and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference room at 100 F Street, N.E., Washington, DC 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. The SEC maintains a web site at “http://www.sec.gov” that contains reports, statements and other information regarding registrants that file electronically.
      You may also obtain additional information about us from our web site, which is located at www.cvgrp.com. Our website provides access to filings made by us through the SEC’s EDGAR filing system, including our annual, quarterly and current reports filed on Forms 10-K, 10-Q and 8-K, respectively, and ownership reports filed on Forms 3, 4 and 5 by our directors, executive officers and beneficial owners of more than 10% of our outstanding common stock. Information contained in our website is not incorporated by reference in, and should not be considered a part of, this prospectus.

      The indenture provides that we will, whether or not we are subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, provide the trustee and the holders of the notes such annual and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, at the times specified for the filing of such reports. See “Description of the Notes — Certain Covenants — SEC Reports.”
      While any notes remain outstanding, we will make available, upon request, to any beneficial owner and any prospective purchaser of notes the information required pursuant to Rule 144A(d)(4) under the Securities Act during any period in which we are not subject to Section 13 or 15(d) of the Exchange Act. Any such request should be directed to 6530 West Campus Oval, New Albany, Ohio, 43054, Attention: Chief Financial Officer (telephone (614) 289-5360).

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Amounts in thousands, except per share amounts)

	Nine Months Ended
	September 30,

	2005	2004

REVENUES	$554,365	$279,193
COST OF SALES	455,476	228,622

Gross Profit	98,889	50,571
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	31,597	21,282
NONCASH OPTION ISSUANCE CHARGE	—	10,125
AMORTIZATION EXPENSE	217	85

Operating Income	67,075	19,079
OTHER INCOME	(3,598)	(2,533)
INTEREST EXPENSE	9,460	5,938
LOSS ON EARLY EXTINGUISHMENT OF DEBT	1,525	1,605

Income Before Income Taxes	59,688	14,069
PROVISION FOR INCOME TAXES	22,719	2,551

NET INCOME	$36,969	$11,518

BASIC EARNINGS PER SHARE	$1.96	$0.79

DILUTED EARNINGS PER SHARE	$1.93	$0.78

See notes to condensed consolidated financial statements.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(Amounts in thousands, except per share amounts)

September 30,
2005

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$25,250
Accounts receivable — Net of allowance for doubtful accounts of $5,107	128,511
Inventories	66,635
Prepaid expenses and other current assets	4,392
Deferred income taxes	9,944

Total current assets	234,732
PROPERTY, PLANT AND EQUIPMENT — Net	70,796
GOODWILL	145,552
DEFERRED INCOME TAXES	9,870
INTANGIBLES AND OTHER ASSETS — Net	61,990

$522,940

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
CURRENT LIABILITIES:
Current maturities of long-term debt	$5,127
Accounts payable	74,697
Accrued liabilities	42,357

Total current liabilities	122,181
LONG-TERM DEBT — Net	186,473
OTHER LONG-TERM LIABILITIES	24,947

Total liabilities	333,601

COMMITMENTS AND CONTINGENCIES (Note 10)
STOCKHOLDERS’ INVESTMENT:
Common stock, $0.01 par value per share; 30,000,000 shares authorized; 20,946,490 shares outstanding	209
Additional paid-in capital	168,565
Retained earnings	21,515
Stock subscriptions receivable	(49)
Accumulated other comprehensive loss	(901)

Total stockholders’ investment	189,339

$522,940

See notes to condensed consolidated financial statements.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine Months Ended
	September 30,

	2005	2004

	(Amounts in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$36,969	$11,518
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,926	5,829
Noncash amortization of debt financing costs	619	408
Noncash option issuance charge	—	10,125
Loss on early extinguishment of debt	1,525	1,031
Deferred income tax provision (benefit)	1,361	(2,993)
Loss on sale of assets	78	—
Noncash gain on forward exchange contracts	(3,495)	(2,554)
Noncash interest expense on subordinated debt	—	481
Change in other operating items	(19,228)	(2,330)

Net cash provided by operating activities	26,755	21,515

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(9,332)	(3,901)
Payment for asset acquisitions — Net	(175,528)	—

Net cash used in investing activities	(184,860)	(3,901)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on capital leases	(21)	(12)
Repayments of revolving credit facility	(203,219)	(77,518)
Borrowings under revolving credit facility	201,613	55,965
Repayments of long-term debt	(237,223)	(91,175)
Borrowings of long-term debt	377,459	65,948
Repayment of subordinated debt	—	(3,112)
Proceeds from issuance of common stock — Net	44,937	47,168
Other — Net	125	10

Net cash provided by (used in) financing activities	183,671	(2,726)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(1,712)	(624)

NET INCREASE IN CASH AND CASH EQUIVALENTS	23,854	14,264
CASH AND CASH EQUIVALENTS — Beginning of period	1,396	3,486

CASH AND CASH EQUIVALENTS — End of period	$25,250	$17,750

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$5,774	$6,416

Cash paid for income taxes — Net	$17,451	$2,605

See notes to condensed consolidated financial statements.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	Basis of Presentation
      Commercial Vehicle Group, Inc. and its subsidiaries (“CVG” or the “Company”) design and manufacture suspension seat systems, interior trim systems (including instrument and door panels, headliners, cabinetry, molded products and floor systems), cab structures and components, mirrors, wiper systems, electronic wiring harness assemblies and controls and switches for the global commercial vehicle market, including the heavy-duty truck market, the construction and agriculture market and the specialty and military transportation markets. The Company has operations located in Arizona, Indiana, Iowa, North Carolina, Ohio, Oregon, Tennessee, Texas, Virginia, Washington, Wisconsin, Australia, Belgium, China, Mexico, Sweden and the United Kingdom.
      The Company has prepared the condensed consolidated financial statements of CVG without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The information furnished in the condensed consolidated financial statements includes normal recurring adjustments and reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of the results of operations and statements of financial position for the interim periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. The Company believes that the disclosures are adequate to make the information presented not misleading when read in conjunction with its fiscal 2004 consolidated financial statements and the notes thereto as filed with the SEC. Unless otherwise indicated, all amounts are in thousands except per share amounts.
      Revenues and operating results for the nine months ended September 30, 2005 are not necessarily indicative of the results to be expected for the full year.
      The Company was formed on August 22, 2000. On October 6, 2000, the Company acquired the assets of Bostrom plc in exchange for $83.6 million in cash and assumption of certain liabilities (the “Acquisition”). The source of the cash consisted of $49.8 million of debt and $33.8 million of equity. The Company had no operations prior to October 6, 2000.
      The Acquisition was accounted for using the purchase method of accounting. Accordingly, the assets acquired and liabilities assumed by the Company were recorded at fair value as of the date of the Acquisition. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed has been recorded as goodwill.
      On March 28, 2003, the Company and Commercial Vehicle Systems Holdings, Inc. (“CVS”) entered into an Agreement and Plan of Merger whereby a subsidiary of the Company was merged into CVS. The holders of the outstanding shares of CVS received, in exchange, shares of the Company on a one-for-one basis resulting in the issuance of 4,870,228 shares of common stock. On May 20, 2004, the Company and Trim Systems, Inc. (“Trim”) entered into an Agreement and Plan of Merger whereby a subsidiary of the Company was merged into Trim. On August 2, 2004, the Trim merger was effected (the CVS and Trim mergers are collectively referred to as the “Mergers”). The holders of the outstanding shares of Trim received, in exchange, shares of the Company on a ..099-for-one basis resulting in the issuance of 2,769,567 shares of common stock. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, the Mergers were accounted for as a combination of entities under common control. Thus, the accounts of CVS, Trim, and the Company were combined based upon their respective historical bases of accounting. The financial statements reflect the combined results of the Company, CVS and Trim as if the Mergers had occurred as of the beginning of the earliest period presented.
      On August 4, 2004, the Company reclassified all of its existing classes of common stock into one class of common stock and in connection therewith effected a 38.991-to-one stock split. The stock split has been reflected as of the beginning of all periods presented.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
      On August 10, 2004, the Company completed its initial public offering of common stock at a price of $13.00 per share. Of the total shares offered, 3,125,000 were sold by the Company and 6,125,000 were sold by certain selling stockholders. Net proceeds to the Company of approximately $34.6 million were used to repay outstanding indebtedness.
      On August 23, 2004, the underwriters, pursuant to their overallotment option, purchased an additional 1,034,500 shares of common stock resulting in net proceeds of approximately $12.6 million to the Company, which was used to further reduce outstanding indebtedness and for general corporate purposes.
      On July 6, 2005, the Company completed an offering of common stock at a price of $17.75 per share. Of the total shares offered, 1,500,000 were sold by the Company and 6,308,191 were sold by certain selling stockholders. Net proceeds to the Company of approximately $23.8 million were used to repay outstanding indebtedness under the senior credit facility. In connection with this offering, Onex American Holdings II LLC and its affiliated investors and Baird Capital Partners III L.P. and its affiliated investors sold all of their share ownership in the Company. In addition, certain members of management exercised options to purchase 217,404 shares of common stock, which were sold in the offering as part of the 6,308,191 shares sold by the selling stockholders. Net proceeds to the Company of $1.2 million from the payment of the exercise price of such options were used to repay outstanding indebtedness under the senior credit facility.
      On July 13, 2005, the underwriters, pursuant to their over allotment option, purchased an additional 1,171,229 shares of common stock resulting in net proceeds of approximately $19.9 million to the Company, which was used to further reduce outstanding indebtedness under the senior credit facility and for general corporate purposes.

2.	Recently Issued Accounting Pronouncements
      In December 2004, the FASB revised SFAS No. 123, Share Based Payment (SFAS No. 123R). This Statement supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, which resulted in no stock-based employee compensation cost related to stock options if the options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. SFAS No. 123R requires recognition of employee services provided in exchange for a share-based payment based on the grant date fair market value. In April 2005, the SEC deferred the required effective date of SFAS No. 123 to the fiscal year beginning after June 15, 2005. We are required to adopt SFAS No. 123R as of January 1, 2006. As of the effective date, this Statement applies to all new awards issued as well as awards modified, repurchased, or cancelled. Additionally, for stock-based awards issued prior to the effective date, compensation cost attributable to future services will be recognized as the remaining service is rendered. The Company is in the process of determining which method of adoption it will elect as well as the potential impact on its consolidated financial statements upon adoption.

3.	Acquisitions and Financial Information
      On February 7, 2005, CVG acquired substantially all of the assets and liabilities related to Mayflower Vehicle Systems’ North American Commercial Vehicle Operations (“Mayflower”) for cash consideration of $107.5 million (the “Mayflower acquisition”). Mayflower, whose products include cab frames and assemblies, sleeper boxes and other structural components, is the only non-captive producer of complete steel and aluminum truck cabs for the commercial vehicle sector with full service engineering and development capabilities. Mayflower serves the North American commercial vehicle sector from three manufacturing locations in Norwalk, Ohio; Shadyside, Ohio and Kings Mountain, North Carolina. Financing for the acquisition consisted of an increase and amendment to the Company’s existing credit facility.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
      The Mayflower acquisition was accounted for by the purchase method of accounting. Under purchase accounting, the total purchase price has been allocated to the tangible and intangible assets and liabilities of Mayflower based upon their respective fair values. The purchase price and costs associated with the Mayflower acquisition exceeded the preliminary fair value of the net assets acquired by approximately $13.6 million. In connection with the allocation of the purchase price and intangible asset valuation, goodwill of $13.6 million and an intangible asset not subject to amortization of $45.7 million were recorded. The intangible asset is the customer relationship with an indefinite life.

Purchase price (cash consideration)	$107,500
Transaction costs and other adjustments	3,833
Net assets of Mayflower at historical cost	(97,698)

Excess of purchase price over net assets acquired	$13,635

      On June 3, 2005, the Company acquired all of the stock of Monona Corporation, the parent of Monona Wire Corporation (“MWC”), for $55.0 million, and MWC became a wholly owned subsidiary of the Company (the “MWC acquisition”). The MWC acquisition was funded through an increase and amendment to the Company’s senior credit facility. MWC is a manufacturer of complex, electronic wire harnesses and related assemblies used in the global heavy equipment and specialty and military vehicle markets. It also produces panel assemblies for commercial equipment markets and cab frame assemblies for Caterpillar. MWC operates from primary manufacturing operations in the U.S. and Mexico.
      The MWC acquisition was also accounted for by the purchase method of accounting. Under purchase accounting, the total purchase price will be allocated to the tangible and intangible assets and liabilities of MWC based upon their respective fair values. This allocation will be based upon valuations and other studies that have not yet been completed. A preliminary allocation of the purchase price has been made to major categories of assets and liabilities based on available information. The actual allocation of purchase price and the resulting effect on income from operations may differ from the amounts included herein.
      The purchase price and costs associated with the MWC acquisition exceeded the preliminary fair value of the net assets acquired by approximately $42.4 million. Pending completion of an independent valuation analysis, CVG has preliminarily allocated the excess purchase price over the fair value of the net assets acquired to goodwill. The acquired goodwill is not deductible for income tax purposes. CVG’s preliminary estimate of goodwill as of the acquisition date, which is subject to further refinement, is as follows:

Purchase price (cash consideration)	$55,000
Transaction costs	1,183
Net assets of MWC at historical cost	(13,805)

Excess of purchase price over net assets acquired	$42,378

      On August 8, 2005, the Company acquired all of the stock of Cabarrus Plastics, Inc. (“CPI”) for $12.1 million, and CPI became an indirect wholly owned subsidiary of the Company (the “CPI acquisition”). CPI is a manufacturer of custom injection molded products primarily for the recreational vehicle market. The CPI acquisition was financed with cash on hand.
      The CPI acquisition was also accounted for by the purchase method of accounting. Under purchase accounting, the total purchase price will be allocated to the tangible and intangible assets and liabilities of CPI based upon their respective fair values. This allocation will be based upon valuations and other studies that have not yet been completed. A preliminary allocation of the purchase price has been made to major

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
categories of assets and liabilities based on available information. The actual allocation of purchase price and the resulting effect on income from operations may differ from the amounts included herein.
      The purchase price and costs associated with the CPI acquisition exceeded the preliminary fair value of the net assets acquired by approximately $6.9 million. Pending completion of an independent valuation analysis, CVG has preliminarily allocated the excess purchase price over the fair value of the net assets acquired to goodwill. The acquired goodwill is not deductible for income tax purposes. CVG’s preliminary estimate of goodwill as of the acquisition date, which is subject to further refinement, is as follows:

Purchase price (cash consideration)	$12,100
Transaction costs	92
Net assets of CPI at historical cost	(5,278)

Excess of purchase price over net assets acquired	$6,914

4.	Inventories
      Inventories are valued at the lower of first-in, first-out (“FIFO”) cost or market. Cost includes applicable material, labor and overhead. Inventories consisted of the following:

September 30,
2005

Raw materials	$43,403
Work in process	12,435
Finished goods	10,797

$66,635

      Inventory quantities on-hand are regularly reviewed, and where necessary, provisions for excess and obsolete inventory are recorded based primarily on the Company’s estimated production requirements driven by current market volumes. Excess and obsolete provisions may vary by product depending upon future potential use of the product.

5.	Stockholders’ Investment
      Common Stock — The authorized common stock of the Company consists of 30,000,000 shares of common stock with a par value of $0.01 per share, with 20,946,490 shares outstanding at September 30, 2005. In August 2004, the Company reclassified all of its existing classes of common stock and performed a 38.991-to-one stock split. In July 2005, the Company issued 2,888,633 shares. The stock split and offering have been reflected in the share and per share amounts for all periods presented.
      Preferred Stock — The authorized preferred stock of the Company consists of 5,000,000 shares of preferred stock with a par value of $0.01 per share, with no shares outstanding at September 30, 2005.
      Earnings Per Share — Basic earnings per share was computed by dividing net income by the weighted average number of common shares outstanding during the nine months ended in accordance with

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
SFAS No. 128. Diluted earnings per share for the nine months ended September 30, 2005 and 2004 includes the effects of outstanding stock options and warrants using the treasury stock method.

	Nine Months Ended
	September 30,

	2005	2004

Net income applicable to common stockholders — basic and diluted	$36,969	$11,518

Weighted average number of common shares outstanding	18,885	14,576
Dilutive effect of outstanding stock options and warrants after application of the treasury stock method	274	148

Diluted shares outstanding	19,159	14,724

Basic earnings per share	$1.96	$0.79

Diluted earnings per share	$1.93	$0.78

      Stock Options and Warrants — In 1998, the Company issued options to purchase 57,902 shares of common stock at $9.43 per share, which are exercisable through December 2008, in connection with an acquisition. None of the initially granted options have been exercised as of September 30, 2005. The options were granted at an exercise price determined to be at or above fair value on the date of grant. In addition, the Company had outstanding warrants to purchase 136,023 shares of common stock at $3.42 per share, which were exercised in conjunction with the Company’s initial public offering in August 2004.
      In May 2004, the Company granted options to purchase 910,869 shares of common stock at $5.54 per share. Initially, these options had a ten year term, with 50% of such options becoming immediately exercisable and the remaining 50% becoming exercisable ratably on June 30, 2005 and June 30, 2006. During June 2004, the Company modified the terms of these options to be 100% vested immediately. The Company recorded a noncash compensation charge of $10.1 million, equal to the difference between $5.54 and the estimated fair market value. As of September 30, 2005, 287,764 of the granted options have been exercised.
      In October 2004, the Company granted options to purchase 598,950 shares of common stock at $15.84 per share. The options were granted at an exercise price determined to be at or above fair value on the date of grant. These options have a ten-year term and vest equally in annual increments over a three-year period. Had compensation cost for these plans been determined as required under SFAS No. 123, the impact to net income for the nine months ended September 30, 2005 would have been approximately $0.4 million and basic and diluted earnings per share would have been reduced by approximately $0.02. As of September 30, 2005, 27,500 of the initially granted options were forfeited.
      Dividends — The Company has not declared or paid any cash dividends in the past. The Company’s credit agreement prohibits the payment of cash dividends.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

6.	Debt
      Debt consisted of the following:

September 30,
2005

Revolving credit facilities, bearing interest at a weighted average rate of 6.8% as of September 30, 2005	$2,644
Term loans, with principal and interest payable quarterly, bearing interest at a weighted average rate of 6.0% as of September 30, 2005	38,956
Senior notes, with interest payable semi-annually, bearing interest at a rate of 8.0%	150,000

191,600
Less current maturities	(5,127)

$186,473

      Credit Agreement — In connection with the acquisition of MWC, the Company amended its senior credit facility to increase the revolving credit facility from $75.0 million to $100.0 million. The revolving credit facility is available until January 31, 2010 and the term loans are due and payable on December 31, 2010. Borrowings bear interest at various rates plus a margin based on certain financial ratios of the Company. In addition, the amendment increased certain baskets in the lien, investments and asset disposition covenants to reflect the Company’s increased size as a result of the Mayflower and MWC acquisitions.
      In connection with the July 2005 stock and senior notes offerings, the Company entered into additional amendments to the senior credit facility which provided for, among other things, the occurrence of these offerings. In connection with these offerings, net proceeds of approximately $190.8 million were used to repay indebtedness under the senior credit facility.
      The senior credit agreement contains various restrictive covenants, including limiting indebtedness, rental obligations, investments and cash dividends, and also requires the maintenance of certain financial ratios, including fixed charge coverage and funded debt to EBITDA. Compliance with respect to these covenants as of September 30, 2005 was achieved. Borrowings under the senior credit facility are secured by specifically identified assets of the Company, comprising, in total, substantially all assets of the Company. In addition, at September 30, 2005 the Company had outstanding letters of credit of approximately $2.1 million.
      The credit facility provides the Company with the ability to denominate a portion of its borrowings in foreign currencies. As of September 30, 2005, none of the revolving credit facility borrowings and $27.9 million of the term loans were denominated in U.S. dollars and $2.6 million of the revolving credit facility borrowings and $11.1 million of the term loans were denominated in British pounds sterling.
      Prior to May 2, 2005, the Company also had $6.5 million of indebtedness from borrowings financed through the issuance of industrial development bonds relating to its Vonore, Tennessee facility. These borrowings had a final maturity of August 1, 2006 and bore interest at a variable rate which was adjusted on a weekly basis by the placement agent such that the interest rate on the bonds was sufficient to cause the market value of the bonds to be equal to, as nearly as practicable, 100% of their principal amount. On May 2, 2005 the Company redeemed these bonds for approximately $6.5 million.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
      On July 6, 2005, the Company completed a private offering of $150.0 million aggregate principal amount of 8.0% senior notes due 2013. The Company used the proceeds to reduce outstanding indebtedness under the senior credit facility and for general corporate purposes.

7.	Goodwill and Intangible Assets
      Goodwill represents the excess of acquisition purchase price over the fair value of net assets acquired, which prior to the adoption on January 1, 2002, of SFAS No. 142, Goodwill and Intangible Assets, was being amortized on a straight-line basis over 40 years. In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Intangible Assets. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but reviewed annually or more frequently if impairment indicators arise. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives, but with no maximum life.
      The Company performs impairment tests annually during the second quarter and whenever events or circumstances occur indicating that goodwill might be impaired. During the nine months ended September 30, 2005, the Company reduced goodwill by approximately $2.1 million due to currency translation adjustments and goodwill was increased by approximately $62.9 million and intangibles were increased by approximately $45.7 million due to the Mayflower, MWC and CPI acquisitions.

8.	Comprehensive Income
      The Company follows the provisions of SFAS No. 130, Reporting Comprehensive Income, which established standards for reporting and display of comprehensive income and its components. Comprehensive income reflects the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. For the Company, comprehensive income represents net income adjusted for foreign currency translation adjustments and minimum pension liability. In accordance with SFAS No. 130, the Company has chosen to disclose comprehensive income in stockholders’ investment. The components of accumulated other comprehensive income consisted of the following as of September 30, 2005:

Foreign currency translation adjustment	$1,997
Minimum pension liability	(2,898)

$(901)

      Comprehensive income for the nine months ended September 30 is as follows:

	2005	2004

Net income	$36,969	$11,518
Other comprehensive income:
Foreign currency translation adjustment	(3,231)	(610)
Minimum pension liability adjustment	(505)	—

Comprehensive income	$33,233	$10,908

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

9.	Commitments and Contingencies
      Warranty — The Company is subject to warranty claims for products that fail to perform as expected due to design or manufacturing deficiencies. Customers continue to require their outside suppliers to guarantee or warrant their products and bear the cost of repair or replacement of such products. Depending on the terms under which the Company supplies products to its customers, a customer may hold the Company responsible for some or all of the repair or replacement costs of defective products when the product supplied did not perform as represented. The Company’s policy is to reserve for estimated future customer warranty costs based on historical trends and current economic factors. The following represents a summary of the warranty provision for the nine months ended September 30, 2005:

Balance — Beginning of period	$2,408
Increase due to acquisitions	5,183
Additional provisions recorded	863
Deduction for payments made	(1,888)
Currency translation adjustment	(26)

Balance — End of period	$6,540

      Foreign Currency Forward Exchange Contracts — The Company uses forward exchange contracts to hedge certain of the foreign currency transaction exposures primarily related to its United Kingdom operations. The Company estimates its projected revenues and purchases in certain foreign currencies or locations, and will hedge a portion or all of the anticipated long or short position. The contracts typically run from three months up to three years. These contracts are marked-to-market and the fair value is included in assets (liabilities) in the consolidated balance sheets, with the offsetting noncash gain or loss included in the consolidated statements of operations. The Company does not hold or issue foreign exchange options or forward contracts for trading purposes.
      The following table summarizes the notional amount of the Company’s open foreign exchange contracts at September 30, 2005:

	September 30, 2005

			U.S. $
	Local		Equivalent
	Currency	U.S. $	Fair
	Amount	Equivalent	Value

Commitments to sell currencies:
U.S. dollar	$(265)	$(246)	$(265)
Eurodollar	45,800	57,560	56,376
Swedish krona	7,750	1,052	1,003
Japanese yen	3,950,000	39,692	36,767
Australian dollar	6,400	4,645	4,851
      The difference between the U.S. $ equivalent and U.S. $ equivalent fair value of approximately $4.0 million is included in other assets in the condensed consolidated balance sheet at September 30, 2005.
      Litigation — The Company is subject to various legal actions and claims incidental to its business, including those arising out of alleged defects, product warranties, employment-related matters and environmental matters. Management believes that the Company maintains adequate insurance to cover these claims. The Company has established reserves for issues that are probable and estimatable in

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
amounts management believes are adequate to cover reasonable adverse judgments not covered by insurance. Based upon the information available to management and discussions with legal counsel, it is the opinion of management that the ultimate outcome of the various legal actions and claims that are incidental to the Company’s business will not have a material adverse impact on the consolidated financial position, results of operations or cash flows of the Company; however, such matters are subject to many uncertainties, and the outcomes of individual matters are not predictable with assurance.

10.	Defined Benefit Plan and Postretirement Benefits
      The Company sponsors defined benefit plans that cover certain hourly and salaried employees in the United States and United Kingdom. The Company’s policy is to make annual contributions to the plans to fund the normal cost as required by local regulations. In addition, the Company has a postretirement medical benefit plan for certain U.S. operations’ retirees and their dependents, and has recorded a liability for its estimated obligation under this plan. The impact of the postretirement medical benefit plan was not significant as of and for the nine months ended September 30, 2005.
      The components of net periodic benefit cost related to the defined benefit plans are as follows:

	U.S. Pension Plans		U.K. Pension Plans

	Nine Months		Nine Months Ended
	Ended Sept. 30,		Sept. 30,

	2005	2004	2005	2004

Service cost	$1,004	$1,053	$777	$885
Interest cost	1,060	1,180	1,433	1,317
Expected return on plan assets	(1,037)	(1,186)	(1,486)	(1,317)
Recognized actuarial loss	—	250	254	184

Net periodic benefit cost	$1,027	$1,297	$978	$1,069

      The Company previously disclosed in its financial statements for the year ended December 31, 2004, that it expected to contribute $1.1 million to its pension plans in 2005. Inclusive of the Mayflower acquisition, on a pro forma basis, CVG would have expected to contribute $2.2 million. As of September 30, 2005, $1.9 million of contributions have been made to the pension plans. The Company anticipates contributing an additional $0.4 million to its pension plans in 2005 for total estimated contributions during 2005 of $2.3 million.

11.	Related Party Transactions
      In May 2004, the Company entered in a Product Sourcing Assistance Agreement with Baird Asia Limited. Pursuant to the agreement, Baird Asia Limited will assist the Company in procuring materials and parts from Asia. For the nine months ended September 30, 2005, the Company made payment of approximately $2.0 million to Baird Asia Limited under this agreement. Of this amount, approximately $0.2 million was retained by Baird Asia Limited as its commission under the Product Sourcing Assistance Agreement.

12.	Consolidating Guarantor and Non-Guarantor Financial Information
      The following consolidating financial information presents balance sheets, statements of operations and cash flow information related to CVG’s business. Each Guarantor, as defined, is a direct or indirect wholly owned subsidiary of CVG and has fully and unconditionally guaranteed the Subordinated Notes issued by

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
the Company, on a joint and several basis. Separate financial statements and other disclosures concerning the Guarantors have not been presented because management believes that such information is not material to investors.
      The Parent Company includes all of the wholly owned subsidiaries accounted for under the equity method. The guarantor and non-guarantor companies include the consolidated financial results of their wholly owned subsidiaries accounted for under the equity method. All applicable corporate expenses have been allocated appropriately among the guarantor and non-guarantor subsidiaries.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
CONDENSED CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2005

	Parent	Guarantor	Non-Guarantor
	Company	Companies	Companies	Elimination	Consolidated

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$—	$23,382	$1,868	$—	$25,250
Accounts receivable — Net	—	181,876	18,661	(72,026)	128,511
Inventories	—	50,399	16,236	—	66,635
Prepaid expenses and other current assets	—	2,395	1,997	—	4,392
Deferred income taxes	—	10,167	(223)	—	9,944

Total current assets	—	268,219	38,539	(72,026)	234,732
PROPERTY, PLANT AND EQUIPMENT — Net	—	65,114	5,682	—	70,796
INVESTMENT IN SUBSIDIARIES	335,632	751	19,853	(356,236)	—
GOODWILL	—	123,196	22,356	—	145,552
DEFERRED INCOME TAXES	—	7,949	1,921	—	9,870
INTANGIBLES AND OTHER ASSETS — Net	—	57,793	4,197	—	61,990

	$335,632	$523,022	$92,548	$(428,262)	$522,940

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
CURRENT LIABILITIES:
Current maturities of long-term debt	$—	$5,127	$—	$—	$5,127
Accounts payable	—	117,311	29,412	(72,026)	74,697
Accrued liabilities	—	38,219	4,138	—	42,357

Total current liabilities	—	160,657	33,550	(72,026)	122,181
LONG-TERM DEBT — Net	—	172,699	13,774	—	186,473
OTHER LONG-TERM LIABILITIES	—	20,142	4,805	—	24,947

Total liabilities	—	353,498	52,129	(72,026)	333,601

STOCKHOLDERS’ INVESTMENT	335,632	169,524	40,419	(356,236)	189,339

	$335,632	$523,022	$92,548	$(428,262)	$522,940

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005

	Parent	Guarantor	Non-Guarantor
	Company	Companies	Companies	Elimination	Consolidated

REVENUES	$—	$462,236	$95,036	$(2,907)	$554,365
COST OF SALES	—	379,178	78,906	(2,608)	455,476

Gross Profit	—	83,058	16,130	(299)	98,889
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	—	22,654	9,242	(299)	31,597
AMORTIZATION EXPENSE	—	217	—	—	217

Operating Income	—	60,187	6,888	—	67,075
OTHER INCOME	—	(67)	(3,531)	—	(3,598)
INTEREST EXPENSE	—	8,464	996	—	9,460
LOSS ON EARLY EXTINGUISHMENT OF DEBT	—	1,354	171	—	1,525

Income Before Income Taxes	—	50,436	9,252	—	59,688
PROVISION FOR INCOME TAXES	—	19,693	3,026	—	22,719

NET INCOME	$—	$30,743	$6,226	$—	$36,969

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005

	Parent	Guarantor	Non-Guarantor
	Company	Companies	Companies	Elimination	Consolidated

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$—	$30,743	$6,226	$—	$36,969
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	—	7,370	1,556	—	8,926
Noncash amortization of debt Financing costs	—	534	85	—	619
Loss on early extinguishment of debt	—	1,354	171	—	1,525
Deferred income tax provision	—	—	1,361	—	1,361
Loss on sale of assets	—	72	6	—	78
Noncash gain on forward exchange contracts	—	—	(3,495)	—	(3,495)
Change in other operating items	—	(19,406)	178	—	(19,228)

Net cash provided by operating activities	—	20,667	6,088	—	26,755

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	—	(8,217)	(1,115)	—	(9,332)
Payment for asset acquisition — Net	—	(175,753)	225	—	(175,528)

Net cash used in investing activities	—	(183,970)	(890)	—	(184,860)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on capital leases	—	(21)	—	—	(21)
Repayments of revolving credit facility	—	(187,068)	(16,151)	—	(203,219)
Borrowings under revolving credit facility	—	187,068	14,545	—	201,613
Repayments of long-term debt	—	(236,209)	(1,014)	—	(237,223)
Borrowings of long-term debt	—	377,459	—	—	377,459
Proceeds from issuance of common stock	—	44,937	—	—	44,937
Other — Net	—	125	—	—	125

Net cash provided by (used in) financing activities	—	186,291	(2,620)	—	183,671

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	—	—	(1,712)	—	(1,712)

NET INCREASE IN CASH AND CASH EQUIVALENTS	—	22,988	866	—	23,854
CASH AND CASH EQUIVALENTS —
Beginning of period	—	394	1,002	—	1,396

CASH AND CASH EQUIVALENTS —
End of period	$—	$23,382	$1,868	$—	$25,250

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

	Parent	Guarantor	Non-Guarantor
	Company	Companies	Companies	Elimination	Consolidated

REVENUES	$—	$197,612	$81,581	$—	$279,193
COST OF SALES	—	161,131	67,491	—	228,622

Gross Profit	—	36,481	14,090	—	50,571
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	—	13,309	7,973	—	21,282
NONCASH OPTION ISSUANCE CHARGE	—	10,125	—	—	10,125
AMORTIZATION EXPENSE	—	85	—	—	85

Operating Income	—	12,962	6,117	—	19,079
OTHER INCOME	—	(1,481)	(2,552)	1,500	(2,533)
INTEREST EXPENSE	—	3,995	1,943	—	5,938
LOSS ON EARLY EXTINGUISHMENT OF DEBT	—	1,605	—	—	1,605

Income (loss) Before Income Taxes	—	8,843	6,726	(1,500)	14,069
PROVISION FOR INCOME TAXES	—	276	2,275	—	2,551

NET INCOME (LOSS)	$—	$8,567	$4,451	$(1,500)	$11,518

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

	Parent	Guarantor	Non-Guarantor
	Company	Companies	Companies	Elimination	Consolidated

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$—	$8,567	$4,451	$(1,500)	$11,518
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	—	4,635	1,194	—	5,829
Noncash amortization of debt Financing costs	—	392	16	—	408
Noncash option issuance charge	—	10,125	—	—	10,125
Loss on early extinguishment of debt	—	1,031	—	—	1,031
Deferred income tax provision (benefit)	—	(4,015)	1,022	—	(2,993)
Noncash gain on forward exchange contracts	—	—	(2,554)	—	(2,554)
Noncash interest expense on subordinated debt	—	481	—	—	481
Change in other operating items	—	(6,557)	4,227	—	(2,330)

Net cash provided by (used in) operating activities	—	14,659	8,356	(1,500)	21,515

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	—	(2,649)	(1,252)	—	(3,901)

Net cash used in investing activities	—	(2,649)	(1,252)	—	(3,901)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on capital leases	—	(12)	—	—	(12)
Repayments of revolving credit facility	—	(62,125)	(15,393)	—	(77,518)
Borrowings under revolving credit facility	—	45,775	10,190	—	55,965
Repayments of long-term debt	—	(78,420)	(12,755)	—	(91,175)
Borrowings of long-term debt	—	52,000	13,948	—	65,948
Repayment of subordinated debt	—	(3,112)	—	—	(3,112)
Proceeds from issuance of common stock	—	47,168	—	—	47,168
Other — Net	—	(2,240)	750	1,500	10

Net cash provided by (used in) financing activities	—	(966)	(3,260)	1,500	(2,726)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	—	—	(624)	—	(624)

NET INCREASE IN CASH AND CASH EQUIVALENTS	—	11,044	3,220	—	14,264
CASH AND CASH EQUIVALENTS —
Beginning of period	—	2,025	1,461	—	3,486

CASH AND CASH EQUIVALENTS —
End of period	$—	$13,069	$4,681	$—	$17,750

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Commercial Vehicle Group, Inc.
      We have audited the accompanying consolidated balance sheets of Commercial Vehicle Group, Inc. and Subsidiaries (the “Company”) (formerly Bostrom Holding, Inc., a Delaware corporation) as of December 31, 2003 and 2004 and the related consolidated statements of operations, stockholders’ investment, and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Commercial Vehicle Group, Inc. and Subsidiaries as of December 31, 2003 and 2004 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.
      As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets.
/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
March 3, 2005 (November 1, 2005 as to Note 15 and 16)

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2004

	2003	2004

	(In thousands)
	(except share amounts)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,486	$1,396
Accounts receivable, net of reserve for doubtful accounts of $2,530 and $2,681, respectively	40,211	46,267
Inventories	29,667	36,936
Prepaid expenses and other current assets	3,754	6,081
Deferred income taxes	5,995	8,201

Total current assets	83,113	98,881

PROPERTY, PLANT AND EQUIPMENT:
Land and buildings	15,075	12,949
Machinery and equipment	56,697	64,205
Construction in progress	1,462	3,764
Less accumulated depreciation	(39,742)	(47,953)

Property, plant and equipment — net	33,492	32,965

Investment in subsidiaries
GOODWILL	82,872	84,715
DEFERRED INCOME TAXES	9,011	5,901
OTHER ASSETS, net of accumulated amortization of $1,098 and $328, respectively	2,007	3,176

	$210,495	$225,638

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
CURRENT LIABILITIES:
Current maturities of long-term debt	$15,231	$4,884
Accounts payable	23,310	33,846
Accrued liabilities	16,356	18,424

Total current liabilities	54,897	57,154

LONG-TERM DEBT, net of current maturities	101,204	49,041
SUBORDINATED DEBT DUE TO RELATED PARTIES	11,039	—
OTHER LONG-TERM LIABILITIES	8,549	8,397

Total liabilities	175,689	114,592

COMMITMENTS AND CONTINGENCIES (Notes 4, 8, 10, 11, and 12) STOCKHOLDERS’ INVESTMENT:
Common stock $.01 par value; 30,000,000 shares authorized; 17,987,497 shares issued and outstanding	138	180
Additional paid-in capital	76,803	123,660
Retained earnings (accumulated deficit)	(43,028)	(15,454)
Stock subscription receivable	(430)	(175)
Accumulated other comprehensive income	1,323	2,835

Total stockholders’ investment	34,806	111,046

	$210,495	$225,638

See notes to consolidated financial statements.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2002, 2003, and 2004

	2002	2003	2004

	(In thousands)
REVENUES	$298,678	$287,579	$380,445
COST OF SALES	249,181	237,884	309,696

Gross profit	49,497	49,695	70,749
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	23,952	24,281	28,985
NONCASH OPTION ISSUANCE CHARGE	—	—	10,125
AMORTIZATION EXPENSE	122	185	107

Operating income	25,423	25,229	31,532
(GAIN) LOSS ON FOREIGN CURRENCY FORWARD EXCHANGE CONTRACTS	1,098	3,230	(1,247)
INTEREST EXPENSE	12,940	9,796	7,244
LOSS ON EARLY EXTINGUISHMENT OF DEBT	—	2,972	1,605

Income before provision for income taxes and cumulative effect of change in accounting	11,385	9,231	23,930
PROVISION FOR INCOME TAXES	5,235	5,267	6,481

Income before cumulative effect of change in accounting	6,150	3,964	17,449
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING	(51,630)	—	—

NET INCOME (LOSS)	$(45,480)	$3,964	$17,449

BASIC EARNINGS (LOSS) PER SHARE:
Net income before cumulative effect of change in accounting	$0.45	$0.29	$1.13
Cumulative effect of change in accounting	(3.74)	—	—

Net income (loss)	$(3.29)	$0.29	$1.13

DILUTED EARNINGS (LOSS) PER SHARE:
Net income before cumulative effect of change in accounting	$0.44	$0.29	$1.12
Cumulative effect of change in accounting	(3.70)	—	—

Net income (loss)	$(3.26)	$0.29	$1.12

See notes to consolidated financial statements.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ INVESTMENT
Years Ended December 31, 2002, 2003, and 2004

						Accumulated
					Retained	Other
	Common Stock		Stock	Additional	Earnings	Comprehensive
			Subscription	Paid-In	(Accumulated	Income
	Shares	Amount	Receivable	Capital	Deficit)	(Loss)	Total

	(In thousands, except share data)
BALANCE — December 31, 2001	13,843,286	$138	$(691)	$77,010	$(1,512)	$(2,032)	$72,913
Repurchase of common stock — net	(64,687)	—	261	(207)	—	—	54
Net loss	—	—	—	—	(45,480)	—	—
Other comprehensive income (loss):
Currency translation adjustment	—	—	—	—	—	1,272	—
Fair value of derivative instruments	—	—	—	—	—	584	—
Additional minimum pension liability	—	—	—	—	—	(2,318)	—
Total comprehensive loss							(45,942)

BALANCE — December 31, 2002	13,778,599	138	(430)	76,803	(46,992)	(2,494)	27,025
Net income	—	—	—	—	3,964	—	—
Other comprehensive income:
Currency translation adjustment	—	—	—	—	—	2,819	—
Fair value of derivative instruments	—	—	—	—	—	529	—
Additional minimum pension liability	—	—	—	—	—	469	—
Total comprehensive income							7,781

BALANCE — December 31, 2003	13,778,599	138	(430)	76,803	(43,028)	1,323	34,806
Net income	—	—	—	—	17,449	—	—
Issuance of common stock	4,259,772	42	—	46,857	—	—	46,899
Repurchase of common stock	(50,874)	—	255	—	—	—	255
Stock options issued	—	—	—	—	10,125	—	10,125
Other comprehensive income:
Currency translation adjustment	—	—	—	—	—	2,056	—
Additional minimum pension liability	—	—	—	—	—	(544)	—
Total comprehensive income							18,961

BALANCE — December 31, 2004	17,987,497	$180	$(175)	$123,660	$(15,454)	$2,835	$111,046

See notes to consolidated financial statements.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002, 2003, and 2004

	2002	2003	2004

	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(45,480)	$3,964	$17,449

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	8,682	8,106	7,567
Noncash amortization of debt financing costs	647	498	522
Noncash option issuance charge	—	—	10,125
Loss on early extinguishment of debt	—	2,151	1,031
Deferred income tax provision	4,267	1,299	1,340
Noncash (gain) loss on forward exchange contracts	1,098	3,230	(1,291)
Cumulative effect of change in accounting	51,630	—	—
Noncash interest expense on subordinated debt	525	756	481
Change in other operating items:
Accounts receivable	205	(9,215)	(4,744)
Inventories	(144)	1,205	(6,243)
Prepaid expenses and other current assets	1,417	185	(2,360)
Accounts payable and accrued liabilities	(2,993)	(5,278)	11,383
Other assets and liabilities	(1,682)	3,541	(1,083)

Net cash provided by operating activities	18,172	10,442	34,177

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(4,937)	(5,967)	(8,907)

Net cash used in investing activities	(4,937)	(5,967)	(8,907)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock — net	54	—	47,105
Repayment of revolving credit facility	(84,093)	(75,308)	(80,575)
Borrowings under revolving credit facility	80,665	79,335	58,092
Long-term borrowings	469	—	66,061
Repayments of long-term borrowings	(14,347)	(6,768)	(116,031)
Proceeds from issuance (repayment) of subordinated debt	2,500	—	(3,112)
Payments on capital leases	(73)	(20)	(15)
Debt issuance costs and other — net	—	—	48

Net cash used in financing activities	(14,825)	(2,761)	(28,427)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	82	135	1,067

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,508)	1,849	(2,090)
CASH AND CASH EQUIVALENTS:
Beginning of year	3,145	1,637	3,486

End of year	$1,637	$3,486	$1,396

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$11,121	$8,533	$7,564

Cash paid for income taxes — net	$119	$157	$2,767

See notes to consolidated financial statements.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2002, 2003 and 2004

1.	Organization and Background
      Commercial Vehicle Group, Inc. and Subsidiaries (“CVG” or the “Company”) (formerly Bostrom Holding, Inc., a Delaware corporation) designs and manufactures seat and seating systems, cab and trim systems, mirrors, wipers and controls for the North American heavy truck and specialty transportation markets. In addition, the Company manufactures seat systems for the worldwide construction and agriculture vehicle markets. The Company has operations located in Indiana, North Carolina, Ohio, Oregon, Tennessee, Virginia, Washington, Australia, Belgium, China, Sweden and the United Kingdom.
      The Company was formed on August 22, 2000. On October 6, 2000, the Company acquired the assets of Bostrom plc in exchange for $83.6 million in cash and assumption of certain liabilities (the “Acquisition”). The source of the cash consisted of $49.8 million of debt and $33.8 million of equity. The Company had no operations prior to October 6, 2000.
      The Acquisition was accounted for using the purchase method of accounting. Accordingly, the assets acquired and liabilities assumed by the Company were recorded at fair value as of the date of the Acquisition. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed has been recorded as goodwill.
      On March 28, 2003, the Company and Commercial Vehicle Systems Holdings, Inc. (“CVS”) entered into an Agreement and Plan of Merger whereby a subsidiary of the Company was merged into CVS. The holders of the outstanding shares of CVS received, in exchange, shares of the Company on a one-for-one basis resulting in the issuance of 4,870,228 shares of common stock. On May 20, 2004, the Company and Trim Systems, Inc. (“Trim”) entered into an Agreement and Plan of Merger whereby a subsidiary of the Company was merged into Trim (the CVS and Trim mergers are collectively referred to as the “Mergers”). On August 2, 2004, the Trim merger was effected. The holders of the outstanding shares of Trim received, in exchange, shares of the Company on a .099-for-one basis resulting in the issuance of 2,769,567 shares of common stock. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, the Mergers were accounted for as a combination of entities under common control. Thus, the accounts of CVS, Trim, and the Company were combined based upon their respective historical bases of accounting. The financial statements reflect the combined results of the Company, CVS and Trim as if the Mergers had occurred as of the beginning of the earliest period presented.
      On August 4, 2004, the Company reclassified all of its existing classes of common stock into one class of common stock and in connection therewith effected a 38.991-to-one stock split. The stock split has been reflected in the share and per share amounts for all periods presented.
      On August 10, 2004, the Company completed its initial public offering of common stock at a price of $13.00 per share. Of the total shares offered, 3,125,000 were sold by the Company and 6,125,000 were sold by certain selling stockholders. Net proceeds to the Company of approximately $34.6 million were used to repay outstanding indebtedness.
      On August 23, 2004, the underwriters, pursuant to their overallotment option, purchased an additional 1,034,500 shares of common stock resulting in net proceeds of approximately $12.6 million to the Company, which was used to further reduce outstanding indebtedness and for general corporate purposes.

2.	Significant Accounting Policies
      Principles of Consolidation — The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.
      Cash and Cash Equivalents — Cash and cash equivalents consist of highly liquid investments with an original maturity of three months or less. Cash equivalents are stated at cost, which approximates fair value.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Inventories — Inventories are valued at the lower of first-in, first-out (“FIFO”) cost or market. Cost includes applicable material, labor and overhead. Inventories consisted of the following as of December 31 (in thousands):

	2003	2004

Raw materials	$21,664	$27,645
Work in process	1,781	2,111
Finished goods	6,222	7,180

	$29,667	$36,936

      Inventory quantities on-hand are regularly reviewed, and where necessary, provisions for excess and obsolete inventory are recorded based primarily on the Company’s estimated production requirements driven by current market volumes. Excess and obsolete provisions may vary by product depending upon future potential use of the product.
      Property, Plant and Equipment — Property, plant and equipment are recorded at cost. For financial reporting purposes, depreciation is provided using the straight-line method over the following estimated useful lives:

Buildings and improvements	15 to 40 years
Machinery and equipment	3 to 20 years
Tools and dies	5 years
Computer hardware and software	3 years
      Accelerated depreciation methods are used for tax reporting purposes.
      Maintenance and repairs are charged to expense as incurred. Major betterments and improvements which extend the useful life of the related item are capitalized and depreciated. The cost and accumulated depreciation of property, plant and equipment retired or otherwise disposed of are removed from the related accounts, and any residual values after considering proceeds are charged or credited to income.
      The Company follows the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which provides a single accounting model for impairment of long-lived assets. The Company had no impairments during 2002, 2003, or 2004.
      Other Assets — Other assets principally consist of debt financing costs of approximately $1.2 million at December 31, 2003 and $2.0 million at December 31, 2004, which are being amortized over the term of the related obligations.
      Goodwill — Goodwill represents the excess of acquisition purchase price over the fair value of net assets acquired, which prior to the adoption on January 1, 2002, of SFAS No. 142, Goodwill and Intangible Assets, was being amortized on a straight-line basis over 40 years. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but reviewed annually, or more frequently if impairment indicators arise. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives, but with no maximum life.
      Upon adoption of SFAS No. 142 on January 1, 2002, the Company completed step one of the transitional goodwill impairment test, using a combination of valuation techniques, including the discounted cash flow approach and the market multiple approach, for each of its reporting units.
      Upon completion of the required assessments under SFAS No. 142, it was determined that the fair market value of its North America reporting unit was lower than its book value, resulting in a transitional impairment charge of approximately $51.6 million in 2002. The write-off was recorded as a cumulative effect of a change in accounting, net of tax benefit of $9.3 million related to the tax benefit on the deductible portion of the goodwill, in the Company’s consolidated statement of operations for the year

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
ended December 31, 2002. The Company will also perform impairment tests annually and whenever events or circumstances occur indicating that goodwill or other intangible assets might be impaired. Based upon the Company’s assessments performed during 2004, no impairment of goodwill was deemed to have occurred.
      The change in the carrying amount of goodwill for the years ended December 31, 2003 and 2004, for the Company’s reporting units, are as follows (in thousands):

	North	All Other
	America	Countries	Total

Balance — December 31, 2002	$60,294	$20,330	$80,624
Currency translation adjustment	—	2,248	2,248

Balance — December 31, 2003	60,294	22,578	82,872
Currency translation adjustment	—	1,843	1,843

Balance — December 31, 2004	$60,294	$24,421	$84,715

      Other Long-term Liabilities — Other long-term liabilities consisted of the following as of December 31 (in thousands):

	2003	2004

Pension liability	$3,609	$4,662
Facility closure and consolidation costs	932	423
Forward contracts	815	—
Postretirement medical benefit plan	620	538
Loss contracts	473	75
Other	2,100	2,699

	$8,549	$8,397

      Revenue Recognition — The Company recognizes revenue as its products are shipped from its facilities to its customers which is when title passes to the customer for substantially all sales. In certain circumstances, the Company may be committed under existing agreements to supply product to its customers at selling prices that are not sufficient to cover the direct cost to produce such product. In such situations, the Company records a liability for the estimated future amount of such losses. Such losses are recognized at the time that the loss is probable and reasonably estimable and are recorded at the minimum amount necessary to fulfill the Company’s obligations to its customers. The estimated amounts of such losses were approximately $1.5 million at December 31, 2003 and $0.6 million at December 31, 2004. These amounts are recorded within accrued liabilities and other long-term liabilities in the accompanying consolidated balance sheets.
      Warranty — The Company is subject to warranty claims for products that fail to perform as expected due to design or manufacturing deficiencies. Customers continue to require their outside suppliers to guarantee or warrant their products and bear the cost of repair or replacement of such products. Depending on the terms under which the Company supplies products to its customers, a customer may hold the Company responsible for some or all of the repair or replacement costs of defective products, when the product supplied did not perform as represented. The Company’s policy is to reserve for

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
estimated future customer warranty costs based on historical trends and current economic factors. The following presents a summary of the warranty provision for the years ended December 31 (in thousands):

	2003	2004

Balance — Beginning of the year	$2,600	$1,999
Additional provisions recorded	863	1,813
Deduction for payments made	(1,420)	(1,433)
Currency translation adjustment	(44)	29

Balance — End of year	$1,999	$2,408

      Income Taxes — The Company accounts for income taxes following the provisions of SFAS No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using currently enacted tax rates.
      Comprehensive Income (Loss) — The Company follows the provisions of SFAS No. 130, Reporting Comprehensive Income, which established standards for reporting and display of comprehensive income and its components. Comprehensive income reflects the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. For the Company, comprehensive income (loss) represents net income (loss) adjusted for foreign currency translation adjustments, minimum pension liability and the deferred gain (loss) on certain derivative instruments utilized to hedge certain of the Company’s interest rate exposures. In accordance with SFAS No. 130, the Company has chosen to disclose comprehensive income (loss) in the consolidated statements of stockholders’ investment. The components of accumulated other comprehensive income (loss) consisted of the following as of December 31 (in thousands):

	2003	2004

Foreign currency translation adjustment	$3,172	$5,228
Minimum pension liability	(1,849)	(2,393)

	$1,323	$2,835

      Accounting for Derivative Instruments and Hedging Activities — The Company follows the provisions of SFAS No. 133, Derivative Instruments and Hedging Activities, as amended, which requires every derivative instrument, including certain derivative instruments embedded in other contracts, to be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains or losses to offset related results on the hedged item in the statement of operations and requires that a company formally document, designate and assess the effectiveness of transactions that receive hedge accounting. In accordance with SFAS No. 133, the Company recorded the fair value of the interest rate collar and interest rate swaps described in Note 6 as a liability at December 31, 2002, with an offsetting adjustment to accumulated other comprehensive income (loss), as the interest rate collar and interest rate swaps were cash flow hedges. The interest rate collar and interest rate swap contracts were cancelled or expired at various dates through the end of 2003.
      Fair Value of Financial Instruments — At December 31, 2004, the Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and long-term debt, unless otherwise noted. The carrying value of these instruments approximates fair value as a

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
result of the short duration of such instruments or due to the variability of the interest cost associated with such instruments, except as disclosed in Note 6.
      Foreign Currency Translation — The functional currency of the Company is the U.S. dollar. Assets and liabilities of the Company’s foreign operations are translated using the year-end rates of exchange. Results of operations are translated using the average rates prevailing throughout the period. Translation gains or losses are accumulated as a separate component of stockholders’ investment.
      Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant estimates are used for such items as allowance for doubtful accounts, inventory reserves, warranty, pension and post retirement benefit liabilities, contingent liabilities, goodwill impairment and depreciable lives of property and equipment. Ultimate results could differ from those estimates.
      Foreign Currency Forward Exchange Contracts — The Company uses forward exchange contracts to hedge certain of its foreign currency transaction exposures of its foreign operations. The Company estimates its projected revenues and purchases in certain foreign currencies or locations, and will hedge a portion or all of the anticipated long or short position. The contracts typically run from three months up to three years. These contracts are marked-to-market and the fair value is included in assets (liabilities) in the consolidated balance sheets, with the offsetting noncash gain or loss included in the consolidated statements of operations. The Company does not hold or issue foreign exchange options or forward contracts for trading purposes. The following table summarizes the notional amount of the Company’s open foreign exchange contracts at December 31, 2004 (in thousands):

	December 31, 2004

	Local Currency		U.S. $ Equivalent
	Amount	U.S. $ Equivalent	Fair Value

Commitments to buy (sell) currencies:
U.S. dollar	(192)	$(192)	$(192)
Eurodollar	54,910	74,543	76,617
Swedish krona	21,250	3,141	3,232
Japanese yen	3,875,000	42,708	40,087
Australian dollar	4,250	3,316	3,295
      The difference between the U.S. $ equivalent and U.S. $ equivalent fair value of approximately $0.5 million is included in other assets in the consolidated balance sheet at December 31, 2004.
      Recently Issued Accounting Pronouncements — In December 2003, the FASB issued SFAS No. 132R, a revision to SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits. SFAS No. 132R does not change the measurement or recognition related to pension and other postretirement plans required by SFAS No. 87, Employers’ Accounting for Pensions, SFAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, and retains the disclosure requirements contained in SFAS No. 132. SFAS No. 132R requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132R is effective for financial statements with fiscal years ending after December 15, 2003, with the exception of disclosure requirements related to foreign plans and estimated future benefit payments which are effective for fiscal years ending after June 15, 2004. The Company has included the

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
required disclosures in Note 12 to the consolidated financial statements. The adoption of SFAS No. 132R did not impact the Company’s consolidated balance sheet or results of operations.
      In November 2004, the FASB issued SFAS No. 151, Inventory Costs. This Statement requires that abnormal amounts of idle facility expense, freight, handling costs, and spoilage be recognized as current-period charges. The Statement also requires that fixed production overhead be allocated to conversion costs based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred by the Company beginning in fiscal year 2006. The Company is in the process of determining the impact adoption of this Statement will have on its results of operations.
      In December 2004, the FASB revised SFAS No. 123, Share Based Payment (SFAS No 123R). This Statement supercedes Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, which resulted in no stock-based employee compensation cost related to stock options if the options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. SFAS No. 123R requires recognition of employee services provided in exchange for a share-based payment based on the grant date fair market value. The Company is required to adopt SFAS No. 123R as of July 1, 2005. As of the effective date, this Statement applies to all new awards issued as well as awards modified, repurchased, or cancelled. Additionally, for stock-based awards issued prior to the effective date, compensation cost attributable to future services will be recognized as the remaining service is rendered. The Company may also elect to restate prior periods by applying a modified retrospective method to periods prior to the effective date. The Company is in the process of determining which method of adoption it will elect as well as the potential impact on its consolidated financial statements upon adoption.

3.	Accrued Liabilities
      Accrued liabilities consisted of the following as of December 31 (in thousands):

	2003	2004

Compensation and benefits	$7,121	$8,041
Warranty costs	1,999	2,408
Product liability	721	340
Interest	1,341	202
Income and other taxes	521	2,215
Facility closure and consolidation costs	475	278
Freight	254	412
Loss contracts	1,010	486
Other	2,914	4,042

	$16,356	$18,424

4.	Stockholders’ Investment
      Common Stock — The authorized capital stock of the Company consists of 30,000,000 shares of common stock with a par value of $0.01 per share. In August, 2004, the Company reclassified all of its existing classes of common stock, which effectively resulted in a 38.991-to-one stock split. The stock split has been reflected in the share and per share amounts for all periods presented.
      Preferred Stock — The authorized capital stock of the Company consists of 5,000,000 shares of preferred stock with a par value of $0.01 per share, with no shares outstanding as of December 31, 2004.
      Earnings Per Share — Basic earnings (loss) per share was computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. In accordance with

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SFAS No. 128, an entity that reports a discontinued operation, an extraordinary item, or the cumulative effect of an accounting change in a period shall use income from continuing operations, (before the cumulative effect of an accounting change) as the control number in determining whether potential common shares are dilutive or antidilutive. As a result, diluted earnings (loss) per share, and all other diluted per share amounts presented, were computed utilizing the same number of potential common shares used in computing the diluted per share amount for income before cumulative effect on change in accounting, regardless if those amounts were antidilutive to their respective basic per share amounts. Diluted earnings per share for 2002, 2003 and 2004 includes the effects of outstanding stock options and warrants using the treasury stock method (in thousands, except per share amounts):

	2002	2003	2004

Net income (loss) applicable to common stockholders — basic and diluted	$(45,480)	$3,964	$17,449

Weighted average number of common shares outstanding	13,827	13,779	15,429
Dilutive effect of outstanding stock options after application of the treasury stock method	104	104	194

Dilutive shares outstanding	13,931	13,883	15,623

Basic earnings (loss) per share	$(3.29)	$0.29	$1.13

Diluted earning (loss) per share	$(3.26)	$0.29	$1.12

      Stock Options and Warrants — In 1998, the Company issued options to purchase 57,902 shares of common stock at $9.43 per share, which are exercisable through December 2008, in connection with an acquisition. None of the initially granted options have been exercised as of December 31, 2004. The options were granted at an exercise price determined to be at or above fair value on the date of grant. In addition, the Company had outstanding warrants to purchase 136,023 shares of common stock at $3.42 per share, which were exercised in conjunction with the Company’s initial public offering in August 2004.
      In May 2004, the Company granted options to purchase 910,869 shares of common stock at $5.54 per share. These options have a ten year term, with 50% of such options being immediately exercisable and the remaining 50% becoming exercisable ratably on June 30, 2005 and June 30, 2006. During June 2004, the Company modified the terms of these options to be 100% vested immediately. The Company recorded a noncash compensation charge of $10.1 million, equal to the difference between $5.54 and the estimated fair market value.
      In October 2004, the Company granted options to purchase 598,950 shares of common stock at $15.84 per share. The options were granted at an exercise price determined to be at or above fair value on the date of grant. These options have a ten year life and vest equally over a 3 year period. Had compensation cost for these plans been determined as required under SFAS No. 123, the impact to 2004 net income would have been approximately $0.1 million and basic and diluted earnings per share would remain unchanged.
      Repurchase of Common Stock — During 2002 and 2004, the Company repurchased 64,687 and 50,874 shares of common stock from certain stockholders at an average price of $3.24 and $4.78 per share, respectively.
      Dividends — The Company has not declared or paid any cash dividends in the past. The Company’s credit agreement prohibits the payment of cash dividends.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Restructuring and Integration
      Restructuring — In 2000, the Company recorded a $5.6 million restructuring charge as part of its cost and efficiency initiatives, closing two manufacturing facilities, two administrative centers, and reorganizing its manufacturing and administrative functions. Approximately $1.7 million of the charge was related to employee severance and associated benefits for the 225 terminated employees, approximately $2.6 million related to lease and other contractual commitments associated with the facilities, and approximately $1.3 million of asset impairments related to the write-down of assets. All employees were terminated by 2001. The contractual commitments continue through mid-2005.
      In 2001, the Company continued its cost and efficiency initiatives and closed a third manufacturing facility. Of the total $0.4 million restructuring charge, approximately $0.1 million related to employee severance and associated benefits for 77 employees and approximately $0.3 million related to lease and other contractual commitments associated with the facility. All employees were terminated by 2002. The contractual commitments continue through 2008.
      A summary of restructuring activities for the years ended December 31, 2004 is as follows (in thousands):

		Facility Exit
	Employee	and Other
	Costs	Contractual Costs	Total

Balance — December 31, 2002	$98	$1,177	$1,275
Usage/cash payments	(98)	(390)	(488)

Balance — December 31, 2003	—	787	787
Usage/cash payments	—	(509)	(509)

Balance — December 31, 2004	$—	$278	$278

      Integration — In connection with the acquisitions of Bostrom plc and the predecessor to CVS, facility consolidation plans were designed and implemented to reduce the cost structure of the Company and to better integrate the acquired operations. Purchase liabilities recorded as part of the acquisitions included approximately $3.3 million for costs associated with the shutdown and consolidation of certain acquired facilities and severance and other contractual costs. At December 31, 2004, the Company had principally completed its actions under these plans, other than certain contractual commitments, which continue through 2008. Summarized below is the activity related to these actions (in thousands):

		Facility Exit
	Employee	and Other
	Costs	Contractual Costs	Total

Balance — December 31, 2002	$10	$680	$690
Usage/cash payments	(10)	(60)	(70)

Balance — December 31, 2003	—	620	620
Usage/cash payments	—	(197)	(197)

Balance — December 31, 2004	$—	$423	$423

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Debt
      Debt consisted of the following at December 31 (in thousands):

	2003	2004

Revolving credit facilities, bore interest at a weighted average rate of 5.9% as of December 31, 2003 and 7.0% as of December 31, 2004	$26,530	$4,566
Term loans, with principal and interest payable quarterly, bore interest at a weighted average rate of 5.2% as of December 31, 2003 and 6.5% as of December 31, 2004	80,195	42,857
Sterling loan notes	3,193	—
Other	6,517	6,502

	116,435	53,925
Less current maturities	15,231	4,884

	$101,204	$49,041

      Future maturities of debt as of December 31, 2004 are as follows (in thousands):

Year Ending December 31

2005	$4,884
2006	12,226
2007	7,094
2008	8,504
2009	14,081
Thereafter	7,136
      Credit Agreement — The Company’s senior credit agreement consists of a revolving credit facility of $40 million and term loans of $65 million, of which approximately $40.0 million expires in July 2009 and approximately $65.0 million expires in July 2010. Quarterly repayments are required under the term loans. Borrowings bear interest at various rates plus a margin based on certain financial ratios of the Company, as defined. The senior credit agreement contain various restrictive covenants, including limiting indebtedness, investments and cash dividends, and also requires the maintenance of certain financial ratios, including fixed charge coverage and funded debt to EBITDA. Compliance with respect to these covenants as of December 31, 2004 was achieved. Borrowings under the senior credit agreements are secured by specifically identified assets of the Company, comprising, in total, substantially all assets of the Company. In addition, at December 31, 2004 the Company has outstanding letters of credit of approximately $2.8 million expiring through April 2008.
      The Credit Agreement provides the Company with the ability to denominate a portion of its borrowings in foreign currencies. As of December 31, 2004, $29.6 million of the term loans were denominated in U.S. dollars and $4.6 million of the revolving credit facility borrowings and $13.2 million of the term loans were denominated in British pounds sterling.
      During March 2003, in conjunction with the Company’s merger with CVS, the Company amended its credit agreement. Based on the provisions of EITF 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments, the Company wrote off the unamortized cost of its old and new fees paid to the financial institution and third party fees related to the then existing credit agreement as a loss on extinguishment of debt. The third party fees related to amended credit agreement were capitalized and are being amortized over the life of the amended credit agreement.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Sterling Loan Notes — In conjunction with the acquisition of Bostrom plc, Sterling loan notes were issued in exchange for certain shares acquired by the Company. The notes bore interest at LIBOR and were due December 31, 2004. The Sterling loan notes were fully redeemed in November of 2004.

7.	Subordinated Debt
      In June 2001, Onex Corporation, the controlling stockholder of the Company, and its affiliates (“Onex”) loaned the Company $7 million pursuant to a five-year promissory note. Interest, which was deferred in 2002 and 2003 and through August 10, 2004 was prime plus 1.25%. The promissory note was collateralized by all assets of the Company and its subsidiaries and was subject to an intercreditor agreement between the Company, certain of its lenders, and Onex. This loan plus accrued interest was repaid on August 10, 2004 with proceeds from the Company’s initial public offering.
      In September 2002, the Company issued subordinated debt in the amount of $2.5 million to its principal stockholders, including Onex. The debt bore interest at 12.0% and would have matured on September 30, 2006. Accrued interest over the term of the obligation was payable in kind (“PIK”) at maturity. Interest accrued during 2004 and added to principal was approximately $0.2 million. This debt plus PIK interest was repaid on August 10, 2004 with proceeds from the Company’s initial public offering.

8.	Income Taxes
      Pretax income before the cumulative effect of change in accounting consisted of the following for the years ended December 31 (in thousands):

	2002	2003	2004

Domestic	$7,795	$3,966	$17,996
Foreign	3,590	5,265	5,934

Total	$11,385	$9,231	$23,930

      A reconciliation of income taxes computed at the statutory rates to the reported income tax provision for the years ended December 31 is as follows (in thousands):

	2002	2003	2004

Federal provision at statutory rate	$3,871	$3,139	$8,136
U.S. tax on foreign income	—	1,411	779
Foreign provision in excess (less) than U.S. tax rate	403	563	(20)
State taxes, net of federal benefit	899	304	1,087
Other	62	(150)	307
Valuation allowance	—	—	(3,808)

Provision for income taxes	$5,235	$5,267	$6,481

      The provision for income taxes for the years ended December 31 is as follows (in thousands):

	2002	2003	2004

Current	$968	$3,968	$5,141
Deferred	4,267	1,299	1,340

Provision for income taxes	$5,235	$5,267	$6,481

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      A summary of deferred income tax assets and liabilities is as follows as of December 31 (in thousands):

	2003	2004

Current deferred tax assets:
Accounts receivable	$435	$457
Inventory	1,716	1,731
Warranty costs	1,152	677
Foreign exchange contracts	277	439
Stock options	—	3,442
Other accruals not currently deductible for tax purposes	2,415	1,455

Net current deferred assets	$5,995	$8,201

Noncurrent deferred tax assets:
Amortization lives and methods	$1,306	$(1,837)
Pension obligation	1,655	1,906
Net operating loss carryforwards	4,834	3,730
Original issue discount	4,095	—
Valuation allowance	(3,808)	—
Foreign tax credit carryforwards	700	1,694
Other accruals not currently deductible for tax purposes	229	408

Net noncurrent deferred tax assets	$9,011	$5,901

      As of December 31, 2004, the Company had approximately $8.3 million of federal and $23.1 million of state net operating loss carryforwards related to the Company’s U.S. operations. Utilization of these losses is subject to the tax laws of the applicable tax jurisdiction and the Company’s legal organizational structure, and may be limited by the ability of certain subsidiaries to generate taxable income in the associated tax jurisdiction. The Company’s net operating loss carryforwards expire beginning in 2015 and continue through 2023. In 2004, it was determined that the valuation allowance in place pertaining to net operating losses at December 31, 2003 was no longer necessary due to the likelihood of future recovery. The deferred income tax provision consists of the change in the deferred income tax assets, adjusted for the impact of the tax benefit on the cumulative effect of the change in accounting and the tax impact of certain of the other comprehensive income (loss) items. No provision has been made for U.S. income taxes related to undistributed earnings of the Company’s foreign subsidiaries that are intended to be permanently reinvested.
      The Company operates in multiple jurisdictions and is routinely under audit by federal, state, and international tax authorities. Exposures exist related to various filing positions which may require an extended period of time to resolve and may result in income tax adjustments by the taxing authorities. Reserves for these potential exposures have been established which represent management’s best estimate of the probable adjustments. On a quarterly basis, management evaluates the reserve amounts in light of any additional information and adjusts the reserve balances as necessary to reflect the best estimate of the probable outcomes. Management believes that the Company has established the appropriate reserve for these estimated exposures. However, actual results may differ from these estimates. The resolution of these matters in a particular future period could have an impact on the Company’s consolidated statement of operations and provision for income taxes.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Segment Reporting
      The Company follows the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company is organized in two divisions based on the products that each division offers to OEM customers. Each division reports their results of operations, submits budgets, and makes capital expenditures requests to their operating decision-making group. This group consists of the president and chief executive officer, the general managers of the divisions, and the chief financial officer. The Company’s operating segments have been aggregated into one reportable segment, as the Company believes it meets the aggregation criteria of SFAS No. 131. The Company’s divisions, each with a separate general manager, are dedicated to providing components and systems to OEM customers. Each of the divisions demonstrates similar economic performance, mainly driven by production volumes of the customers which they service. All of the Company’s operations use similar manufacturing techniques and utilize common cost saving tools. These techniques include a continuous improvement program designed to reduce the Company’s overall cost base and to enable the Company to better handle heavy truck and specialty transportation market volume fluctuations.
      The following table presents revenues and long-lived assets for each of the geographic areas in which the Company operates (in thousands):

	Years Ended December 31,

	2002		2003		2004

		Long-lived		Long-lived		Long-lived
	Revenues	Assets	Revenues	Assets	Revenues	Assets

United States	$229,706	$31,977	$201,132	$28,787	$272,460	$26,918
All other countries	68,972	3,047	86,447	4,705	107,985	6,047

	$298,678	$35,024	$287,579	$33,492	$380,445	$32,965

      Revenues are attributed to geographic locations based on the location of product production.
      The following is a summary composition by product category of the Company’s revenues (in thousands):

	Years Ended December 31,

	2002	2003	2004

Seats and seating systems	$136,632	$148,916	$202,469
Trim systems and components	96,000	76,864	106,172
Mirrors, wipers and controls	66,046	61,799	71,804

Revenues from external customers	$298,678	$287,579	$380,445

10.	Major Customers
      Customers that accounted for a significant portion of consolidated revenues for each of the three years in the period ended December 31, 2004 were as follows:

	Years Ended
	December 31,

	2002	2003	2004

PACCAR	26%	26%	28%
Freightliner	22	18	17
International	8	8	9
Volvo/ Mack	7	4	6
Caterpillar	4	6	5

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      As of December 31, 2003 and 2004, receivables from these customers represented 49% and 47% of total receivables, respectively.

11.	Commitments and Contingencies
      401(k) Plans — The Company sponsors various 401(k) employee savings plans covering all eligible employees, as defined. Eligible employees can contribute on a pretax basis to the plan. In accordance with the terms of the 401(k) plans, the Company elects to match a certain percentage of the participants’ contributions to the plans, as defined. The Company recognized expense associated with these plans of approximately $380,000, $291,000 and $463,000 in 2002, 2003 and 2004, respectively.
      Leases — The Company leases office and manufacturing space and certain equipment under operating lease agreements that require it to pay maintenance, insurance, taxes and other expenses in addition to annual rentals. Of these lease rentals, approximately $0.5 million are included in the facility closure and consolidation cost reserve. The anticipated future lease costs are based in part on certain assumptions and estimates with respect to sublease income and the Company will continue to monitor these costs to determine if the estimates need to be revised in the future. Lease expense was approximately $3.9 million, $5.1 million and $5.6 million in 2002, 2003 and 2004, respectively. Future minimum annual rental commitments at December 31, 2004 under these leases are as follows (in thousands):

Year Ending December 31

2005	$5,082
2006	3,910
2007	3,230
2008	2,939
2009	1,785
Thereafter	534
      Litigation — The Company is subject to various legal actions and claims incidental to its business, including those arising out of alleged defects, product warranties, employment-related matters and environmental matters. Management believes that the Company maintains adequate insurance to cover these claims. The Company has established reserves for issues that are probable and estimatable in amounts management believes are adequate to cover reasonable adverse judgments not covered by insurance. Based upon the information available to management and discussions with legal counsel, it is the opinion of management that the ultimate outcome of the various legal actions and claims that are incidental to the Company’s business will not have a material adverse impact on the consolidated financial position, results of operations or cash flows of the Company; however, such matters are subject to many uncertainties, and the outcomes of individual matters are not predictable with assurance.

12.	Defined Benefit Plan and Postretirement Benefits
      The Company sponsors a defined benefit plan that covers certain hourly and salaried employees in the United Kingdom. The Company’s policy is to make annual contributions to the plan to fund the normal cost as required by local regulations. In addition, the Company has an informal postretirement medical benefit plan for certain retirees and their dependents of the U.S. operations, and has recorded a liability for its estimated obligation under this plan. The postretirement medical benefit plan covers certain former employees and is no longer available to current employees.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The change in benefit obligation, plan assets and funded status as of and for the years ended December 31, 2003 and 2004 consisted of the following (in thousands):

	2003		2004

		Post-		Post-
	Pension Plan	Retirement	Pension Plan	Retirement
	in Which	Benefits	in Which	Benefits
	Accumulated	Other	Accumulated	Other
	Benefits	Than	Benefits	Than
	Exceed Assets	Pensions	Exceed Assets	Pensions

Change in benefit obligation:
Benefit obligation — Beginning of year	$24,348	$847	$29,897	$834
Service cost	1,134	—	1,213	—
Interest cost	1,640	48	1,879	39
Plan participants’ contributions	463	—	514	—
Actuarial (gain) loss	456	(14)	2,628	(128)
Benefits paid	(1,015)	(47)	(996)	(58)
Exchange rate changes	2,871	—	2,441	—

Benefit obligation at end of year	29,897	834	37,576	687
Change in plan assets:
Fair value of plan assets — Beginning of year	17,147	—	22,841	—
Actual return on plan assets	3,172	—	2,973	—
Employer contributions	1,177	—	1,200	58
Plan participants’ contributions	463	—	514	—
Benefits paid	(1,015)	—	(996)	(58)
Exchange rate changes	1,897	—	1,865	—

Fair value of plan assets at end of year	22,841	—	28,397	0

Funded status	(7,056)	(834)	(9,179)	(687)
Unrecognized actuarial loss	6,617	214	8,407	86
Adjustment to recognize minimum liability	(3,170)	—	(3,890)	—

Accrued benefit cost	$(3,609)	$(620)	$(4,662)	$(601)

      At December 31, 2003 and 2004, the Company was required to record a minimum pension liability of approximately $3.6 million and $4.7 million, respectively, which is included in other long-term liabilities and accumulated other comprehensive loss, net of tax, in the consolidated financial statements. The accumulated benefit obligation for the pension plan was $33.8 million at December 31, 2004 and $29.1 million at December 31, 2003.
      The following weighted-average assumptions were used to account for the plans:

	2003		2004

		Post-		Post-
		retirement		retirement
		Benefits		Benefits
	Pension	Other Than	Pension	Other Than
	Benefits	Pensions	Benefits	Pensions

Discount rate	5.75%	6.00%	5.50%	5.75%
Expected return on plan assets	7.50	N/A	7.50	N/A
Rate of compensation increase	3.00	N/A	3.20	N/A

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2005. The rate was assumed to decrease gradually to 5.0% through 2010 and remain constant thereafter. Assumed health care cost trend rates can have a significant effect on the amounts reported for postretirement medical benefit plans. A one percentage-point change in assumed health care cost trend rates would not have had a material impact on total service and interest cost components or on the postretirement benefit obligation.
      The components of net periodic benefit cost for the years ended December 31, 2002, 2003 and 2004 are as follows (in thousands):

				Postretirement
				Benefits
	Pension Benefits			Other Than Pensions

	2002	2003	2004	2002	2003	2004

Service cost	$1,048	$1,134	$1,213	$—	$—	$—
Interest cost	1,465	1,640	1,879	46	48	39
Expected return on plan assets	(1,548)	(1,451)	(1,879)	—	—	—
Recognized actuarial loss	115	385	285	—	—	—

Net periodic benefit cost	$1,080	$1,708	1,498	$46	$48	$39

      The weighted average asset allocations of the Company’s U.K. pension assets at December 31, 2003 and 2004, by asset category, are as follows:

	Pension Benefits

	2003	2004

Equity securities	51%	52%
Debt securities	26	25
Other	23	23
      The Company employs a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks as well as growth, value, and small and large capitalizations. Other assets such as real estate, private equity, and hedge funds are used judiciously to enhance long-term returns while improving portfolio diversification. Derivatives may be used to gain market exposure in an efficient and timely manner; however, derivatives may not be used to leverage the portfolio beyond the market value of the underlying investments. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies, and quarterly investment portfolio reviews. The Company expects to contribute $1.2 million to its pension plan and $0.1 million to its postretirement medical benefit plan in 2005.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table presents the Company’s projected benefit payments as of December 31, 2004 (in thousands):

Year	Pension	Post-Retirement

2005	$570	$64
2006	691	67
2007	770	69
2008	840	70
2009	974	70
Thereafter	7,125	283

13.	Related Party Transactions
      In addition to the items discussed in Note 7, the following related party transactions occurred during the three years ended December 31, 2004:

•	The Company made payments of $1.0 million, $1.6 million and $1.1 million to Hidden Creek Industries, an affiliate of the Company, for financing and acquisition-related services in 2002, 2003 and 2004, respectively. These services are included in selling, general and administrative expenses in the consolidated statements of operations.

•	During the year ended December 31, 2002, the Company recognized revenues of approximately $1.8 million for the sale of design services to ASC, an affiliate of the Company.

•	In 2001, Onex acquired a one-third interest in the Company’s $66.0 million senior credit facility. Total interest expense related to the portion of this senior credit facility owned by Onex was approximately $1.0 million, $0.9 million and $0.5 million for the years ended December 31, 2002, 2003 and 2004, respectively. This debt plus accrued interest was repaid on August 10, 2004 in conjunction with the Company’s initial public offering and the Company’s new $105 million senior credit facility.
14.     Quarterly Financial Data (Unaudited):
      The following is a condensed summary of actual quarterly results of operations for 2003 and 2004 (in thousands, except per share amounts):

					Basic	Diluted
				Net	Earnings	Earnings
		Gross	Operating	Income	(Loss)	(Loss) Per
	Revenues	Profit	Income	(Loss)	Per Share	Share(a)

2003:
First	$66,383	$10,155	$4,149	$(1,699)	$(0.12)	$(0.12)
Second	71,408	12,151	6,302	1,521	0.11	0.11
Third	71,707	13,081	7,277	2,734	0.20	0.20
Fourth	78,081	14,307	7,500	1,407	0.10	0.10
2004:
First	$85,990	$15,487	$7,954	$5,549	$0.40	$0.40
Second	94,491	16,855	(164)	(877)	(0.06)	(0.06	)(b)
Third	98,713	18,229	11,289	6,846	0.42	0.42
Fourth	101,252	20,178	12,453	5,931	0.33	0.32

(a) See Note 4 for discussion on the computation of diluted shares outstanding.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Includes $10,125 noncash compensation charge related to modification of vesting of options issued in May 2004.
      The sum of the per share amounts for the quarters does not equal the total for the year due to the application of the treasury stock method.

15.	Consolidating Guarantor and Non-Guarantor Financial Information
      The following consolidating financial information presents balance sheets, statements of operations and cash flow information related to CVG’s business. Each Guarantor, as defined, is a direct or indirect wholly owned subsidiary of CVG and has fully and unconditionally guaranteed the Subordinated Notes issued by the Company, on a joint and several basis. Separate financial statements and other disclosures concerning the Guarantors have not been presented because management believes that such information is not material to investors.
      The Parent Company includes all of the wholly owned subsidiaries accounted for under the equity method. The guarantor and non-guarantor companies include the consolidated financial results of their wholly owned subsidiaries accounted for under the equity method. All applicable corporate expenses have been allocated appropriately among the guarantor and non-guarantor subsidiaries.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004

			Non-
	Parent	Guarantor	Guarantor
	Company	Companies	Companies	Elimination	Consolidated

	(Amounts in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$—	$394	$1,002	—	$1,396
Accounts receivable, net	—	74,506	17,844	(46,083)	46,267
Inventories	—	22,346	14,590	—	36,936
Prepaid expenses and other current assets	—	3,585	2,496	—	6,081
Deferred income taxes	—	6,913	1,288	—	8,201

Total current assets	—	107,744	37,220	(46,083)	98,881

PROPERTY, PLANT AND EQUIPMENT — NET	—	26,918	6,047	—	32,965

Investment in subsidiaries	192,920	750	18,088	(211,758)	—
GOODWILL	—	60,293	24,422	—	84,715
DEFERRED INCOME TAXES	—	4,645	1,256	—	5,901
OTHER ASSETS, net	—	1,869	1,307	—	3,176

	192,920	202,219	88,340	(257,841)	225,638

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
CURRENT LIABILITIES:
Current maturities of long-term debt	—	4,884	—	—	4,884
Accounts payable	—	52,382	27,547	(46,083)	33,846
Accrued liabilities	—	15,374	3,050	—	18,424

Total current liabilities	—	72,640	30,597	(46,083)	57,154

LONG-TERM DEBT, net of current maturities	—	31,258	17,783	—	49,041
OTHER LONG-TERM LIABILITIES	—	4,552	3,845	—	8,397

Total liabilities	—	108,450	52,225	(46,083)	114,592

STOCKHOLDERS’ INVESTMENT	192,920	93,769	36,115	(211,758)	111,046

	$192,920	$202,219	$88,340	$(257,841)	$225,638

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

			Non-
	Parent	Guarantor	Guarantor
	Company	Companies	Companies	Elimination	Consolidated

	(Amounts in thousands)
REVENUES	$—	$273,518	$107,985	$(1,058)	$380,445
COST OF SALES	—	222,079	88,675	(1,058)	309,696

Gross profit	—	51,439	19,310	—	70,749
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	—	17,748	11,237	—	28,985
NONCASH OPTION ISSUANCE CHARGE	—	10,125	—	—	10,125
AMORTIZATION EXPENSE	—	107	—	—	107

Operating income	—	23,459	8,073	—	31,532
OTHER (INCOME) EXPENSE	—	(1,457)	(1,290)	1,500	(1,247)
INTEREST EXPENSE	—	4,879	2,365	—	7,244
LOSS ON EARLY EXTINGUISHMENT OF DEBT	—	1,605	—	—	1,605

Income before provision for income taxes	—	18,432	6,998	(1,500)	23,930
PROVISION (BENEFIT) FOR INCOME TAXES	—	6,383	98	—	6,481

NET INCOME	$—	$12,049	$6,900	$(1,500)	$17,449

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

			Non-
	Parent	Guarantor	Guarantor
	Company	Companies	Companies	Elimination	Consolidated

	(Amounts in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	—	$12,049	$6,900	(1,500)	$17,449

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	—	6,086	1,481	—	7,567
Noncash amortization of debt financing costs	—	478	44	—	522
Noncash option issuance charge	—	10,125	—	—	10,125
Loss on early extinguishment of debt	—	1,031	—	—	1,031
Deferred income tax provision	—	1,643	(303)	—	1,340
Noncash (gain) loss on forward exchange contracts	—	—	(1,291)	—	(1,291)
Noncash interest expense on subordinated debt	—	481	—	—	481
Change in other operating items	—	(3,889)	842	—	(3,047)

Net cash provided by operating activities	—	28,004	7,673	(1,500)	34,177

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures (net)	—	(6,392)	(2,515)	—	(8,907)

Net cash used in investing activities	—	(6,392)	(2,515)	—	(8,907)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock — net	—	47,105	—	—	47,105
Repayment of revolving credit facility	—	(62,125)	(18,450)	—	(80,575)
Borrowings under revolving credit facility	—	45,775	12,317	—	58,092
Long-term borrowings	—	52,000	14,061	—	66,061
Repayments of long-term borrowings	—	(100,781)	(15,250)	—	(116,031)
Proceeds from issuance (repayment) of subordinated debt	—	(3,112)	—	—	(3,112)
Payments on capital leases	—	(15)	—	—	(15)
Debt issuance costs and other — net	—	(2,202)	750	1500	48

Net cash used in financing activities	—	(23,355)	(6,572)	1,500	(28,427)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	—	112	955	—	1,067

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	—	(1,631)	(459)	—	(2,090)
CASH AND CASH EQUIVALENTS:
Beginning of year	—	2,025	1,461	—	3,486

End of year	—	$394	$1,002	—	$1,396

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003

			Non-
	Parent	Guarantor	Guarantor
	Company	Companies	Companies	Elimination	Consolidated

	(Amounts in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$—	$2,025	$1,461	$—	$3,486
Accounts receivable, net	—	40,073	15,896	(15,758)	40,211
Inventories	—	18,051	11,616	—	29,667
Prepaid expenses and other current assets	—	2,294	1,460	—	3,754
Deferred income taxes	—	5,635	360	—	5,995

Total current assets	—	68,078	30,793	(15,758)	83,113

PROPERTY, PLANT AND EQUIPMENT — NET	—	28,787	4,705	—	33,492

Investment in subsidiaries	116,647	—	17,713	(134,360)	—
GOODWILL	—	60,293	22,579	—	82,872
DEFERRED INCOME TAXES	—	7,755	1,256	—	9,011
OTHER ASSETS, net	—	1,660	347	—	2,007

	116,647	166,573	77,393	(150,118)	210,495

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
CURRENT LIABILITIES:
Current maturities of long-term debt	—	15,231	—	—	15,231
Accounts payable	—	18,916	20,152	(15,758)	23,310
Accrued liabilities	—	12,354	4,002	—	16,356

Total current liabilities	—	46,501	24,154	(15,758)	54,897

LONG-TERM DEBT, net of current maturities	—	77,649	23,555	—	101,204
SUBORDINATED DEBT DUE TO RELATED PARTIES	—	11,039	—	—	11,039
OTHER LONG-TERM LIABILITIES	—	5,176	3,373	—	8,549

Total liabilities	—	140,365	51,082	(15,758)	175,689

STOCKHOLDERS’ INVESTMENT	116,647	26,208	26,311	(134,360)	34,806

	$116,647	$166,573	$77,393	$(150,118)	$210,495

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

			Non-
	Parent	Guarantor	Guarantor
	Company	Companies	Companies	Elimination	Consolidated

	(Amounts in thousands)
REVENUES	$—	$201,132	$86,447	$—	$287,579
COST OF SALES	—	167,072	70,812	—	237,884

Gross profit	—	34,060	15,635	—	49,695
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	—	16,018	8,263	—	24,281
AMORTIZATION EXPENSE	—	185	—	—	185

Operating income	—	17,857	7,372	—	25,229
(GAIN) LOSS ON FOREIGN CURRENCY FORWARD EXCHANGE CONTRACTS	—	—	3,230	—	3,230
INTEREST EXPENSE	—	7,164	2,632	—	9,796
LOSS ON EARLY EXTINGUISHMENT OF DEBT	—	2,972	—	—	2,972

Income before provision for income taxes	—	7,721	1,510	—	9,231
PROVISION FOR INCOME TAXES	—	4,095	1,172	—	5,267

NET INCOME	$—	$3,626	$338	$—	$3,964

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

			Non-
	Parent	Guarantor	Guarantor
	Company	Companies	Companies	Elimination	Consolidated

	(Amounts in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	—	$3,626	$338	—	$3,964

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	—	6,906	1,200	—	8,106
Noncash amortization of debt financing costs	—	498	—	—	498
Loss on early extinguishment of debt	—	2,151	—	—	2,151
Deferred income tax provision	—	2,591	(1,292)	—	1,299
Noncash (gain) loss on forward exchange contracts	—	—	3,230	—	3,230
Noncash interest expense on subordinated debt	—	756	—	—	756
Change in other operating items	—	(5,515)	(4,047)	—	(9,562)

Net cash provided by operating activities	—	11,013	(571)	—	10,442

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	—	(3,553)	(2,414)	—	(5,967)

Net cash used in investing activities	—	(3,553)	(2,414)	—	(5,967)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of revolving credit facility	—	(63,404)	(11,904)	—	(75,308)
Borrowings under revolving credit facility	—	63,475	15,860	—	79,335
Repayments of long-term borrowings	—	(6,302)	(466)	—	(6,768)
Payments on capital leases	—	(20)	—	—	(20)

Net cash used in financing activities	—	(6,251)	3,490	—	(2,761)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	—	—	135	—	135

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	—	1,209	640	—	1,849
CASH AND CASH EQUIVALENTS:
Beginning of year	—	817	820		1,637

End of year	—	$2,026	$1,460		$3,486

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

			Non-
	Parent	Guarantor	Guarantor
	Company	Companies	Companies	Eliminations	Consolidated

	(Amounts in thousands)
REVENUES	$—	$229,706	$68,972	$—	$298,678
COST OF SALES	—	192,402	56,779	—	249,181

Gross profit	—	37,304	12,193	—	49,497
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	—	18,248	5,704	—	23,952
AMORTIZATION EXPENSE	—	122	—	—	122

Operating income	—	18,934	6,489	—	25,423
LOSS ON FOREIGN CURRENCY FORWARD EXCHANGE CONTRACTS	—	—	1,098	—	1,098
INTEREST EXPENSE	—	9,759	3,181	—	12,940

Income before provision for income taxes and cumulative effect of change in accounting	—	9,175	2,210	—	11,385
PROVISION (BENEFIT) FOR INCOME TAXES	—	5,060	175	—	5,235

Income before cumulative effect of change in accounting	—	4,115	2,035	—	6,150
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING	—	(51,630)	—	—	(51,630)

NET INCOME (LOSS)	$—	$(47,515)	$2,035	$—	$(45,480)

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

	Parent	Guarantor	Non-Guarantor
	Company	Companies	Companies	Eliminations	Consolidated

	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	—	$(47,515)	$2,035	—	$(45,480)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	—	7,694	988	—	8,682
Noncash amortization of debt financing costs	—	647	—	—	647
Deferred income tax provision	—	3,810	457	—	4,267
Noncash (gain) loss on forward exchange contracts	—	—	1,098	—	1,098
Cumulative effect of change in accounting	—	51,630	—	—	51,630
Noncash interest expense on subordinated debt	—	525	—	—	525
Change in other operating items:	—	423	(3,620)	—	(3,197)

Net cash provided by operating activities		17,214	958		18,172

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures		(3,322)	(1,615)		(4,937)

Net cash used in investing activities		(3,322)	(1,615)		(4,937)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock — net	—	54	—	—	54
Repayment of revolving credit facility	—	(74,227)	(9,866)	—	(84,093)
Borrowings under revolving credit facility	—	68,201	12,464	—	80,665
Long-term borrowings	—	449	20		469
Repayments of long-term borrowings	—	(12,293)	(2,054)		(14,347)
Proceeds from issuance (repayment) of subordinated debt	—	2,500	—	—	2,500
Payments on capital leases	—	16	(89)	—	(73)

Net cash used in financing activities	—	(15,300)	475		(14,825)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	—	—	82		82

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	—	(1,408)	(100)		(1,508)
CASH AND CASH EQUIVALENTS:
Beginning of year	—	2,225	920		3,145

End of year	—	$817	$820		$1,637

16.	Subsequent Events
      On February 7, 2005 the Company acquired substantially all of the assets and liabilities related to Mayflower Vehicle Systems North American Commercial Vehicle Operations (“MVS”) for cash consideration of $107.5 million. MVS, whose products include frames and assemblies, sleeper boxes and

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
other structural components, was the only non-captive producer of complete truck cabs for the commercial vehicle sector and has full service engineering and development capabilities. Products include cab frames and assemblies, sleeper boxes and other structural components. MVS customers include International, Volvo/ Mack and Freightliner. The acquisition of MVS adds manufacturing facilities in Norwalk and Shadyside, Ohio and Kings Mountain, North Carolina and a technical facility in the Detroit, Michigan area to the Company’s operations. For the year ended December 31, 2004, MVS recorded revenues of approximately $207 million. The acquisition of MVS was financed by an increase and amendment to our existing senior credit facility increasing our revolving credit facility from $40 million to $75 million and term loans from $65 million to $145 million.
      On June 3, 2005, the Company acquired all of the stock of Monona Corporation, the parent of Monona Wire Corporation (“MWC”), for $55.0 million, and MWC became a wholly owned subsidiary of Commercial Vehicle Group. The MWC acquisition was funded through an increase and amendment to the Company’s senior credit facility. MWC is a leading manufacturer of complex, electronic wire harnesses and related assemblies used in the global heavy equipment and specialty and military vehicle markets. It also produces panel assemblies for commercial equipment markets and cab frame assemblies for Caterpillar. MWC’s wire harness assemblies are critical, complex products that are the primary electrical current carrying devices within vehicle systems. MWC offers approximately 4,500 different wire harness assemblies for its customers, which include leading OEMs such as Caterpillar, Deere & Co. and Oshkosh Truck. MWC operates from primary manufacturing operations in the U.S. and Mexico, and the Company believes it is cost competitive on a global basis. The MWC acquisition enhances the Company’s ability to offer comprehensive cab systems to its customers, expands its electronic assembly capabilities, adds Mexico manufacturing capabilities, and offers significant cross-selling opportunities over a more diversified base of customers. For the fiscal year ended January 31, 2005, MWC recorded revenues of $85.5 million and operating income of $9.6 million.
      On July 6, 2005, the Company completed an offering of common stock at a price of $17.75 per share. Of the total shares offered, 1,500,000 were sold by the Company and 6,308,191 were sold by certain selling stockholders. Net proceeds to the Company of approximately $22.9 million were used to repay outstanding indebtedness under the senior credit facility. In the connection with this offering, Onex American Holdings II LLC and affiliated investors and Baird Capital Partners III L.P. and affiliated investors sold all of their share ownership in the Company. In addition, certain members of management exercised options to purchase 217,404 shares of common stock, which were sold in the offering as part of the 6,308,191 shares sold by the selling stockholders. Net proceeds to the Company of $1.2 million from the payment of the exercise price of such options were used to repay outstanding indebtedness under the senior credit facility. Subsequent to the offering, remaining beneficial ownership of management and other pre-IPO stockholders is approximately 4%.
      On July 6, 2005, the Company completed a private offering of $150 million aggregate principal amount of 8% senior notes due 2013. The Company used the proceeds to reduce outstanding indebtedness under the senior credit facility and for general corporate purposes.
      On July 13, 2005, the underwriters, pursuant to their over allotment option, purchased an additional 1,171,229 shares of common stock resulting in net proceeds of approximately $19.9 million to the Company, which was used to further reduce outstanding indebtedness under the senior credit facility and for general corporate purposes.
      As a result of the above mentioned subsequent events, total indebtedness was reduced by approximately $41.0 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Commercial Vehicle Group, Inc.
      We have audited the consolidated financial statements of Commercial Vehicle Group, Inc. and Subsidiaries (the “Company”) (formerly Bostrom Holding, Inc., a Delaware corporation) as of December 31, 2003 and 2004, and for each of the three years in the period ended December 31, 2004, and have issued our report thereon dated March 3, 2005 (November 1, 2005 as to Note 15 and 16) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in the Company’s method of accounting for goodwill and other intangible assets) which report is included elsewhere in this Registration Statement. Our audits also included the consolidated financial statement schedule of Commercial Vehicle Group, Inc. and Subsidiaries. This consolidated financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
March 3, 2005

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES
SCHEDULE II: VALUATION AND QUALIFYING ACCOUNTS
December 31, 2002, 2003, and 2004
Allowance for Doubtful Accounts:
      The transactions in the allowance for doubtful accounts for the years ended December 31, 2002, 2003, and 2004 were as follows (in thousands):

	2002	2003	2004

Balance — Beginning of the year	$4,103	$2,309	$2,530
Provisions	(497)	1,529	2,448
Utilizations	(1,454)	(1,424)	(2,390)
Currency translation adjustment	157	116	93

Balance — End of the year	$2,309	$2,530	$2,681

Additional Purchase Liabilities Recorded in Conjunction with Acquisitions:
      The transactions in the purchase liabilities account recorded in conjunction with acquisitions for the years ended December 31, 2002, 2003, and 2004 were as follows (in thousands):

	2002	2003	2004

Balance — Beginning of the year	$1,868	$690	$620
Provisions	—	—
Utilizations	(1,178)	(70)	(197)

Balance — End of the year	$690	$620	$423

Facility Closure and Consolidation Costs:
      The transactions in the facility closure and consolidation costs account for the years ended December 31, 2002, 2003, and 2004 were as follows (in thousands):

	2002	2003	2004

Balance — Beginning of the year	$2,197	$1,275	$787
Provisions	—	—	—
Utilizations	(922)	(488)	(509)

Balance — End of the year	$1,275	$787	$278

INDEPENDENT AUDITORS’ REPORT
Board of Directors and Shareholders of
Commercial Vehicle Group, Inc.
      We have audited the accompanying consolidated balance sheet of Mayflower Vehicle Systems Truck Group (the “Company”, a division of Mayflower US Holdings, Inc.) as of December 31, 2003 and the related consolidated statements of operations, divisional equity, and cash flows for the years ended December 31, 2003 and 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
April 18, 2005

INDEPENDENT AUDITORS’ REPORT
Board of Directors and Shareholders of
Commercial Vehicle Group, Inc.
      We have audited the accompanying consolidated balance sheet of Mayflower Vehicle Systems Truck Group (the “Company”, a division of Mayflower US Holdings, Inc.) as of December 31, 2004 and the related consolidated statements of operations, divisional equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
/s/ PricewaterhouseCoopers LLP
April 18, 2005
Toronto, Canada

MAYFLOWER VEHICLE SYSTEMS TRUCK GROUP
CONSOLIDATED BALANCE SHEETS
Years Ended December 31, 2004 and 2003

	2004	2003

	(In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$12,675	$5,184
Accounts receivable — net of reserve for doubtful accounts of $739 and $274, respectively	31,382	20,474
Inventories	9,732	6,932
Tooling	1,776	1,829
Deferred income taxes	6,971	5,680
Other current assets	2,368	1,728

Total current assets	64,904	41,827

PROPERTY, PLANT AND EQUIPMENT
Land and buildings	26,607	26,300
Machinery and equipment	45,220	42,416
Furniture & fixtures	931	2,142
Computer equipment/software	7,513	6,814
Construction in progress	651	1,160
Less accumulated depreciation	(44,768)	(40,273)

Property, plant and equipment — net	36,154	38,559
OTHER ASSETS	437	421

	$101,495	$80,807

LIABILITIES AND DIVISIONAL EQUITY
CURRENT LIABILITIES:
Accounts payable	$17,447	$15,045
Accrued liabilities	23,348	16,120

Total current liabilities	40,795	31,165

OTHER LONG-TERM LIABILITIES
Pension	7,769	6,666
Retiree medical	3,968	4,119
Deferred income taxes	1,779	1,331

Total other long-term liabilities	13,516	12,116
Total liabilities	54,311	43,281

COMMITMENTS AND CONTINGENCIES (Notes 7 and 8)
DIVISIONAL EQUITY:
Divisional equity	49,976	39,944
Other comprehensive loss	(2,792)	(2,418)

Total divisional equity	47,184	37,526

	$101,495	$80,807

See notes to consolidated financial statements.

MAYFLOWER VEHICLE SYSTEMS TRUCK GROUP
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002

	(In thousands)
REVENUES	$206,457	$136,133	$102,433
COST OF SALES	181,209	127,735	101,756

Gross profit	25,248	8,398	677
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	3,659	3,034	3,782

Operating income (loss)	21,589	5,364	(3,105)
INTEREST INCOME	170	100	149
OTHER (EXPENSE) INCOME	(765)	1,715	171
ROYALTY AND MANAGEMENT FEES	—	(3,776)	(2,784)

Income (loss) before provision (benefit) for income taxes	20,994	3,403	(5,569)
PROVISION (BENEFIT) FOR INCOME TAXES	7,865	1,338	(1,921)

NET INCOME (LOSS)	$13,129	$2,065	$(3,648)

See notes to consolidated financial statements.

MAYFLOWER VEHICLE SYSTEMS TRUCK GROUP
CONSOLIDATED STATEMENTS OF DIVISIONAL EQUITY

	Divisional	Accumulated Other
	Equity	Comprehensive Loss	Total

	(In thousands)
BALANCE — December 31, 2001	$65,356	$(393)	$64,963
Net loss	(3,648)	—	—
Additional minimum pension liability	—	(2,332)	—
Total comprehensive loss			(5,980)
Advances to related parties (Note 4)	(11,106)	—	(11,106)

BALANCE—December 31, 2002	50,602	(2,725)	47,877
Net income	2,065	—	—
Additional minimum pension liability	—	307	—
Total comprehensive income			2,372
Advances to related parties (Note 4)	(12,723)	—	(12,723)

BALANCE—December 31, 2003	39,944	(2,418)	37,526
Net income	13,129	—	—
Additional minimum pension liability	—	(374)	—
Total comprehensive income			12,755
Advances to related parties (Note 4)	(3,097)	—	(3,097)

BALANCE — December 31, 2004	$49,976	$(2,792)	$47,184

See notes to consolidated financial statements.

MAYFLOWER VEHICLE SYSTEMS TRUCK GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002

	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$13,129	$2,065	$(3,648)
Depreciation and amortization	4,927	5,171	5,017
Loss (gain) on sale of assets	21	135	(638)
Deferred taxes	(843)	(124)	(3,265)
Pension asset	(16)	52	11
Change in other operating items:
Receivables	(10,908)	(5,965)	254
Inventories	(2,800)	2,398	(52)
Accounts payable	2,402	8,817	(298)
Accrued liabilities	7,229	4,125	720
Other	(9)	(1,953)	2,053

Net cash provided by operating activities	13,132	14,721	154

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(2,634)	(1,748)	(1,452)
Other	90	705	1,624

Net cash provided by (used) in investing activities	(2,544)	(1,043)	172

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances to related parties (Note 4)	(3,097)	(12,723)	(11,106)
Collections on intercompany receivable	—	3,784	4,215

Net cash used in financing activities	(3,097)	(8,939)	(6,891)

Net increase (decrease) in cash and cash equivalents	7,491	4,739	(6,565)
Cash and cash equivalents — beginning of year	5,184	445	7,010

Cash and cash equivalents — end of year	$12,675	$5,184	$445

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$146	$112	$62
See notes to consolidated financial statements

MAYFLOWER VEHICLE SYSTEMS TRUCK GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004, 2003 and 2002

1.	Organization and Background
      On February 7, 2005, Commercial Vehicle Group, Inc. (“CVG”) acquired the Truck Group operations (the “Company”) of Mayflower Vehicle Systems, Inc. (“MVS”) which in turn is a wholly owned subsidiary of Mayflower US Holdings, Inc. (“Mayflower”) which is a wholly owned subsidiary of Mayflower plc, the UK Parent Company. The consideration paid in the acquisition consisted of cash in the amount of $107.5 million. No purchase accounting adjustments have been recorded in these accompanying consolidated financial statements for the acquisition of the Company by CVG. The Mayflower Vehicle Systems Truck Group financial information provided is the carve out of MVS Truck Group operations as described below.
      The Company manufactures truck cabs and components for the North American heavy truck markets, along with various assemblies and components for the US automotive markets. The Company has manufacturing operations located in Ohio and North Carolina, along with an Engineering and Sales office in Michigan. These operations are referred to as the Truck Group operations. In addition, MVS also operated a facility in South Charleston (“South Charleston”) that manufactured parts for the North American Automotive and Truck markets and represented approximately 50% of the consolidated revenue of MVS.
      These consolidated financial statements have been prepared to reflect only the Truck Group operations and to exclude the assets, liabilities and financial results of South Charleston, and are referred to herein as “carve-out” financial statements. The accompanying carve-out balance sheets, statements of operations, and statements of cash flows have been to facilitate CVG’s compliance with the rules and regulations of the Securities and Exchange Commission. These financial statements have been prepared on a historical cost basis from the books and records maintained by the Company, on the basis of established accounting methods, practices and procedures (Note 2) and the accounting judgments and estimation methodologies used by the Company. The Company never operated as a separate entity, but rather was an integrated part of Mayflower’s consolidated business and accordingly, the amounts in the accompanying financial statements may not be indicative of the financial position, results of operations, and cash flows that would have resulted had the Company operated as a separate entity.
      The carve-out financial statements include the direct revenue and direct operating expenses that relate to the Company. Direct operating expenses include salaries and wages, fringe benefits, materials, depreciation, and other expenses solely attributable to the Company. Other costs and expenses have been allocated based on the revenues of the Company compared to the consolidated revenue of MVS. In addition, the carve-out financial statements also include allocations of corporate expenses which are determined by Mayflower plc and include banking, insurance services, and corporate overhead of $3.8 million in 2003 and $2.8 million in 2002. During 2004, no allocations occurred as Mayflower plc provided none of these services. The carve-out balance sheet includes assets and liabilities directly attributable to the Company and excludes amounts related to South Charleston, in certain circumstances assets and liabilities have been allocated based on the relative size of the Company to MVS. Furthermore, the net investment in the Truck Group operations is reflected on the consolidated balance sheet as divisional equity and reflects a reduction for net advances made to the Company’s parent. These advances do not bear interest.

2.	Significant Accounting Policies
      Principles of Consolidation — The accompanying consolidated financial statements include the accounts of the Company and it’s wholly owned subsidiaries. As described above, these financial statements exclude activity associated with South Charleston. All significant intercompany accounts and transactions have been eliminated.

MAYFLOWER VEHICLE SYSTEMS TRUCK GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Cash and Cash Equivalents — Cash and cash equivalents consist of highly liquid investments with an original maturity of three months or less. Cash equivalents are stated at cost which approximates fair value.
      Letter of credit — At December 31, 2004 the Company has outstanding an irrevocable letter of credit in the amount of $1 million in respect of certain self-insured workers compensation liabilities.
      Inventories — Inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out (FIFO) method. Reserves have been established for obsolete inventory, slow moving inventory and a standard to actual adjustment.
      Inventories consisted of the following as of December 31 (in thousands):

	2004	2003

Raw materials	$4,709	$2,597
Work in process	5,183	4,650
Finished goods	340	528
Less: Inventory reserves	(500)	(843)

	$9,732	$6,932

      Customer Tooling Programs — Excess of cost over billings on uncompleted tooling projects represents costs incurred by the Company in the production or procurement of customer-owned tooling to be used by the Company in the manufacture of its products. The Company receives a specific purchase order for this tooling and is reimbursed by the customer within one operating cycle. Costs are deferred until reimbursed by the customer. Forecasted losses on incomplete projects are recognized currently.
      Property, Plant and Equipment — Property, plant and equipment are recorded at cost. For financial reporting purposes, depreciation is provided using the straight-line method over the following estimated useful lives:

Buildings and Improvements	12 to 40 years
Machinery and Equipment	3 to 20 years
Furniture and Fixtures	3 to 5 years
Computer Equipment/Software	3 to 8 years
      Leasehold improvements are depreciated over the remaining life of the lease.
      An accelerated depreciation method is used for tax reporting purposes.
      Maintenance and repairs are charged to expense as incurred. Major betterments and improvements which extend the useful life of the related item are capitalized and depreciated. The cost and accumulated depreciation of property, plant and equipment retired or otherwise disposed of are removed from the related accounts, and any residual values after considering proceeds are charged or credited to income.
      The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company had no impairment during 2002, 2003 or 2004.
      Revenue Recognition — The Company recognizes revenue as its products are shipped from its facilities to its customers, which is when title passes to the customer. Engineering service revenue is recognized in the month it is performed.
      Warranty — The Company is subject to warranty claims for products that fail to perform as expected due to design or manufacturing deficiencies. Customers continue to require their outside suppliers to guarantee or warrant their products and bear the cost of repair or replacement of such products. Depending on the terms under which the Company supplies products to its customers, a customer may

MAYFLOWER VEHICLE SYSTEMS TRUCK GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
hold the Company responsible for some or all of the repair or replacement costs of defective products, when the product supplied did not perform as represented. The Company’s policy is to reserve for estimated future customer warranty costs based on historical trends and current economic factors. As the warranty is an estimate of future obligations, it is based on certain assumptions including previous experience. The nature of this estimate is such that actual payments made in respect of warranty claims could differ from the amount estimated.
      The following presents a summary of the warranty provision for the years ended December 31 (in thousands):

	2004	2003

Balance — Beginning of the year	$3,917	$2,916
Additional provisions recorded	1,594	1,986
Deduction for payments made	(742)	(985)

Balance — End of year	$4,769	$3,917

      Royalty and Management Fees — The Company shares the costs of certain services that are common to or provided by Mayflower plc. These services include banking, insurance services, and corporate overhead. The Company’s allocation of these services, which reflects the amounts recorded in the consolidated financial statements, is based on a percentage of budgeted revenue. No such services were charged during 2004.
      Income Taxes — The Company accounts for income taxes following the provisions of SFAS No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using currently enacted tax rates.
      Comprehensive Income (Loss) — The Company follows the provisions of SFAS No. 130, Reporting Comprehensive Income, which established standards for reporting and display of comprehensive income and its components. Comprehensive income reflects the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For the Company, comprehensive income (loss) represents net income (loss) adjusted for minimum pension liability. In accordance with SFAS No. 130, the Company has chosen to disclose comprehensive income (loss) in the consolidated statements of stockholders’ investment.
      Fair Value of Financial Instruments — At December 31, 2004, the Company’s financial instruments consist of cash, accounts receivable, accounts payable, and accrued liabilities. The carrying value of these instruments approximates fair value as a result of the short duration of such instruments.
      Use of Estimates — The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosures of contingent liabilities at the date of the financial statements, along with the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.
      Recently Issued Accounting Pronouncements — In December 2003, the FASB issued SFAS No. 132(R), a revision to SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits. SFAS No. 132(R) does not change the measurement or recognition related to pension and other postretirement plans required by SFAS No. 87, Employers’ Accounting for Pensions, SFAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, and retains the disclosure requirements contained in SFAS No. 132. SFAS No. 132(R) requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined

MAYFLOWER VEHICLE SYSTEMS TRUCK GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
benefit pension plans and other defined benefit postretirement plans. SFAS No. 132(R) is effective for financial statements with fiscal years ending after December 15, 2003, with the exception of disclosure requirements related to foreign plans and estimated future benefit payments, which are effective for fiscal years ending after June 15, 2004. The Company has included the required disclosures in Note 8 to the consolidated financial statements. The adoption of SFAS No. 132(R) did not impact the Company’s consolidated balance sheet or results of operations.
      In November 2002, the FASB issued FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, (“FIN 45”). FIN 45 clarifies the requirements for a guarantor’s accounting for and disclosure of certain guarantees issued and outstanding. The initial recognition and initial measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have an impact on the Company’s consolidated balance sheet or results of operations.
      In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. FIN 46 addresses the consolidation of variable interest entities, including entities commonly referred to as special purposes entities. The Company will be required to adopt the provisions of FIN 46 during 2005 but does not anticipate that it will have an impact on the Company’s consolidated balance sheet or results of operations.
      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and was otherwise effective for the Company at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company’s consolidated balance sheet or results of operations.
      In November 2004, the FASB issued SFAS No. 151, Inventory Costs. This Statement requires that abnormal amounts of idle facility expense, freight, handling costs, and spoilage be recognized as current-period charges. The Statement also requires that fixed production overhead be allocated to conversion costs based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred by the Company beginning in fiscal year 2006. The Company is in process of determining the impact adoption of this Statement will have on its results of operations.

3.	Accrued Liabilities
      Accrued liabilities consisted of the following as of December 31 (in thousands):

	2004	2003

Payroll Accruals	$1,143	$868
Health Insurance	761	889
Workers’ Compensation	1,020	939
Warranty Reserve	4,769	3,917
Income Taxes	10,031	1,459
Royalty and Management Fees to Mayflower plc	—	3,776
Other	5,624	4,272

	$23,348	$16,120

MAYFLOWER VEHICLE SYSTEMS TRUCK GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Related Party Transactions
      As noted in Note 1, Mayflower plc provided banking, insurance services, and various other services to the Company. The Company was charged $3.8 million in 2003 and $2.8 million in 2002 related to these services. The Company’s payable with related parties related to these services was $3.8 million as of December 31, 2003 recorded within accrued liabilities. During 2004, no services were provided by Mayflower plc.
      In addition, the Company has also advanced surplus cash funds to its parent which resulted in a decrease of Divisional Equity of $3.1 million, $12.7 million, and $11.1 million in 2004, 2003, and 2002.
      The Company also provided various management services to South Charleston.

5.	Income Taxes
      As the company was part of the consolidated MVS tax return, the provision for federal and state income taxes in these financial statements is based on the amount of tax that would have been provided if separate federal and state income tax returns were filed for the Company.
      A reconciliation of income taxes computed at the statutory rates to the reported income tax provision for the years ended December 31 is as follows (in thousands):

	2004	2003	2002

Federal provision at statutory rate	$7,348	$1,157	$(1,893)
State taxes, net of federal benefits	501	167	(43)
Other	16	14	15

Provision (benefit) for income taxes	$7,865	$1,338	$(1,921)

      The provision for income taxes for the years ended December 31 is as follows (in thousands):

	2004	2003	2002

Current	$8,482	$1,640	$(10)
Deferred	(617)	(302)	(1,911)

Provision (benefit) for income taxes	$7,865	$1,338	$(1,921)

      A summary of deferred income tax assets and liabilities is as follows as of December 31 (in thousands):

	2004	2003

Current deferred tax assets:
Accounts receivable	$228	$68
Inventory	187	169
Warranty costs	1,548	1,289
Other accruals not currently deductible for tax purposes	5,008	4,154

Net current deferred assets	$6,971	$5,680

Noncurrent deferred tax liabilities:
Amortization lives and methods	$(4,594)	$(3,782)
Pension obligations	2,815	2,451

Net noncurrent deferred tax liabilities	$(1,779)	$(1,331)

      The deferred income tax provision consists of the change in the deferred income tax assets, adjusted for tax impact of the other comprehensive income (loss) item.

MAYFLOWER VEHICLE SYSTEMS TRUCK GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Major Customers
      Customers that accounted for a significant portion of consolidated revenues for the years ended December 31, 2004, 2003 and 2002 were as follows:

	2004	2003	2002

International	42.4%	30.6%	5.5%
Freightliner	15.2	18.1	23.6
Mack	24.6	27.6	40.9
Ford	7.4	12.1	—
      As of December 31, 2004 and 2003, receivables from these customers represented 92% and 91% of total receivables, respectively.

7.	Commitments and Contingencies
      401(k) Plans — The Company sponsors various 401(k) employee savings plans covering all eligible employees, as defined. Eligible employees can contribute on a pretax basis to the plan. In accordance with the terms of the 401(k) plans, the Company elects to match a certain percentage of the participants’ contributions to the plans, as defined. The Company recognized expense, associated with these plans, of approximately $455,000, $404,000, and $355,000 in 2004, 2003, and 2002, respectively.
      Leases — The Company leases office, warehouse space and certain equipment under operating lease agreements that require it to pay maintenance, insurance, taxes and other expenses in addition to annual rentals. Lease expense was approximately $660,000, $674,000, and $870,000 in 2004, 2003, and 2002, respectively. Future minimum annual rental commitments at December 31, 2004 under these leases are as follows (in thousands):

Year Ending December 31

2005	$614
2006	325
2007	175
2008	172
2009	114
      Litigation — The Company is subject to various legal actions and claims incidental to its business, including those arising out of alleged defects, product warranties, employment-related matters and environmental matters. Management believes that the Company maintains adequate insurance to cover these claims. The Company has established reserves for issues that are probable and estimatable in amounts management believes are adequate to cover reasonable adverse judgments not covered by insurance. Based upon the information available to management and discussions with legal counsel, it is the opinion of management that the ultimate outcome of the various legal actions and claims that are incidental to the Company’s business will not have a material adverse impact on the consolidated financial position, results of operations or cash flows of the Company; however, such matters are subject to many uncertainties, and the outcomes of individual matters are not predictable with assurance.
      Factoring Agreement — In December 2003, MVS entered into a factoring receivable agreement with HSBC Bank. The Company’s factored receivables that are reflected as a reduction of Accounts Receivable in the amount of $0.2 million and $1.8 million as of December 31, 2004 and 2003, respectively.

8.	Defined Benefit Plan and Postretirement Benefits
      Mayflower sponsors three defined benefit plans and two postretirement benefit plans that covers certain hourly and salaried employees. The Company’s employees participate in each of these plans. The salaried defined benefit plan and the salaried/hourly post-retirement benefit plan include South Charleston

MAYFLOWER VEHICLE SYSTEMS TRUCK GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
employees. Except as otherwise stated, the information within the footnotes includes the total obligation including the South Charleston salary employees, however, the amounts recorded within the financial statements exclude an estimate of the amounts related to South Charleston based on actuarial allocations. The Company’s policy is to make annual contributions to the defined benefit plans to fund the normal cost as required by federal regulations. The amounts recorded in the accompanying consolidated financial statements are as follows as of December 31 (in thousands):

	2004	2003

Defined Benefit Plans:
Prepaid	$426	$530
Pension Asset	437	421
Liability	(7,769)	(6,666)

Post Retirement Benefit Plan — Liability	$(3,968)	$(4,119)

MAYFLOWER VEHICLE SYSTEMS TRUCK GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The change in benefit obligation, plan assets and funded status for the three defined benefit plans as of and for the years ended December 31, 2004 and 2003 consisted of the following:

	Pension Plans

	2004	2003

Change in benefit obligation:
Benefit obligation beginning of year	$26,500	$25,515
Service costs	1,407	1,348
Interest	1,577	1,465
Plan amendments	352	—
Curtailments	(728)	—
Benefits paid	(874)	(827)
Actuarial (gain)/ loss	1,131	(1,001)

Projected benefit obligation at end of year	$29,365	$26,500

Change in plan assets:
Fair value of plan assets at beginning of year	$17,572	$13,322
Actual return on plan assets	1,355	2,167
Employer contributions	927	2,962
Benefits paid	(874)	(827)
Administrative expenses	(80)	(52)

Fair value of plan assets at end of year	$18,900	$17,572

Reconciliation of funded status:
Projected benefit obligation	$29,365	$26,500
Fair value of plan assets funded status	18,900	17,572

Funded status	$(10,465)	$(8,928)
Unrecognized prior service cost	429	487
Unrecognized net (gain)/ loss	6,990	6,201

(Accrued pension liability)/ prepaid before minimum liability recognition	$(3,046)	$(2,240)
Less: accrued pension liability related to South Charleston	559	345
Adjustments required to recognize minimum liability:
Intangible asset	(437)	(421)
Accumulated other comprehensive loss	(4,419)	(3,820)

(Accrued pension liability)/ prepaid pension cost after minimum liability recognition	$(7,343)	$(6,136)

      The components of net periodic benefit cost for the years ended December 31, 2004, 2003 and 2002 are as follows (in thousands):

	2004	2003	2002

Net periodic benefit cost:
Service cost	$1,407	$1,348	$1,242
Interest cost	1,577	1,465	1,543
Expected return on plan assets	(1,587)	(1,320)	(1,128)
Amortization of prior service cost	77	52	53
Amortization gain	258	252	120

Net periodic benefit cost	$1,732	$1,797	$1,830

MAYFLOWER VEHICLE SYSTEMS TRUCK GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      At December 31, 2004, 2003 and 2002 Company was required to record a minimum pension liability of approximately $5.3 million, $4.3 million and $5.0 million, respectively, which is included in other long-term liabilities and accumulated other comprehensive income (loss), net of tax, in the consolidated financial statements. The Accumulated Benefit Obligation for the pension plans was $27.2 million at December 31, 2004 and $24.0 million at December 31, 2003.
      The following table presents the Company’s projected benefit payments for the pension plan as of December 31, 2004 (in thousands):

Year

2005	$935
2006	1,000
2007	1,081
2008	1,165
2009	1,282
Thereafter	9,333
      The following weighted-average assumptions were used to account for the pension plans:

	2004	2003

Discount rate	6.0%	6.5%
Expected return on plan assets	9.0%	9.0%
Rate of compensation increase	3.5%	3.5%
      The weighted average asset allocations of the Company’s U.S. pension assets at December 31, 2004, and 2003, by asset category, are as follows:

	2004	2003

Fixed income	40%	45%
Equities	60%	55%

Total	100%	100%

      The Company employs a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. The intent of this category is to minimize plan expenses by outperforming plan liabilities over the long run. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks as well as growth, value, and small and large capitalizations. Other assets such as real estate, private equity, and hedge funds are used judiciously to enhance long-term returns while improving portfolio diversification. Derivatives may be used to gain market exposure in an efficient and timely manner; however, derivatives may not be used to leverage the portfolio beyond the market value of the underlying investments. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies, and quarterly investment portfolio reviews. The Company expects to contribute $1.049 million to its pension plans in 2005.
      In addition, the Company has a postretirement medical benefit plan for certain retirees and their dependents of the U.S. operations, and has recorded a liability for its estimated obligation under this plan.

MAYFLOWER VEHICLE SYSTEMS TRUCK GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Below is information related to post-retirement benefits other than pension:

	Retiree Medical

	2004	2003

Change in benefit obligation:
Benefit obligation beginning of year	$5,383	$6,756
Experience (gain)/ loss	59	(2,080)
Change in actuarial assumptions	227	332
Benefit accumulation	567	612
Paid claims	(660)	(237)
Plan settlement or curtailment (South Charleston)	(1,042)	—

Benefit obligation end of year	$4,534	$5,383

Financial statement disclosure:
Unfunded accumulated benefit obligation	$4,534	$5,383
Unrecognized prior service (cost) benefit	88	(136)
Unrecognized net loss	(654)	(122)

Accrued postretirement cost	3,968	5,125
Less: amount related to South Charleston	—	(1,006)

	$3,968	$4,119

Reconciliation of accrued cost:
Accrued cost beginning of year	$5,126	$4,770
Net periodic postretirement benefit cost for period	544	592
Actual net employers paid claims	(660)	(237)
Plan settlement or curtailment (South Charleston)	(1,042)	—

Accrued costs end of period	$3,968	$5,125

Discount rate	5.7%	6.0%
      The components of net periodic benefit cost for the retiree medical plans for the years ended December 31 2004, 2003 and 2002 are as follows (in thousands).

	2004	2003	2002

Net periodic benefit cost:
Service cost	$287	$330	$391
Interest cost	281	282	386
Net amortization	(24)	(20)	66

Net periodic benefit cost	$544	$592	$843

      Salaried Retiree Medical Plan: Employer cost adjustments will not be greater than 4% per year.
      Norwalk Hourly Retiree Medical Plan: For measurement purposes, a 13% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease gradually to 5.5% through 2010 and remain constant thereafter. Assumed health care cost trend rates can have a significant effect on the amounts reported for postretirement medical benefit plans. A one percentage point change in assumed health care cost impacts on total service and interest cost components or on the postretirement benefit obligation by $115,000.

Commercial Vehicle Group, Inc.
Offer to Exchange
$150,000,000 of 8% Senior Notes due 2013, Series B
for any and all outstanding
$150,000,000 of 8% Senior Notes due 2013

PROSPECTUS
December 5, 2005